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INDEX TO FINANCIAL STATEMENTS

AS CONFIDENTIALLY SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 2
Form S-11
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Landmark Infrastructure Partners LP
(Exact name of Registrant as Specified in Its Charter)

Delaware	6519	61-1742322
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2141 Rosecrans Avenue, Suite 2100
P.O. Box 3429
El Segundo, CA 90245
(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

George P. Doyle
Chief Financial Officer and Treasurer
2141 Rosecrans Avenue, Suite 2100
P.O. Box 3429
El Segundo, CA 90245
(310) 598-3173
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
William N. Finnegan IV Keith Benson William J. Cernius Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	G. Michael O'Leary William J. Cooper Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 (713) 220-4200

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common units representing limited partner interests	$	$

(1)
Includes common units issuable upon exercise of the underwriters' option to purchase additional common units.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

(3)
To be paid in connection with the initial filing.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                , 2014

Landmark Infrastructure Partners LP

              Common Units

Representing Limited Partner Interests

        This is an initial public offering of common units representing limited partner interests of Landmark Infrastructure Partners LP.

        We were recently formed by Landmark Dividend LLC ("Landmark"), and no public market currently exists for our common units. We are offering               common units in this offering. We expect that the initial public offering price will be between $           and $           per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol "LMRK".

        Concurrently with this offering, Landmark will purchase from us           subordinated units for cash at the initial public offering price.

        We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. Please read "Risk Factors" and "Prospectus Summary – Emerging Growth Company Status."

        Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in "Risk Factors" beginning on page 20. These risks include the following:

  •
  We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

  •
  Our general partner and its affiliates, including Landmark, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Landmark, and Landmark is under no obligation to adopt a business strategy that favors us.

  •
  If we are unable to make accretive acquisitions of real property interests, our growth could be limited.

  •
  Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot initially remove our general partner without its consent. Removal of the general partner requires the vote of at least 66 2/3% of the limited partner interests.

  •
  Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow would be substantially reduced.

  •
  Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Landmark Infrastructure Partners LP, before expenses	$	$

(1)
Excludes an aggregate structuring fee equal to       % of the gross proceeds of this offering payable to Robert W. Baird & Co. Incorporated and Raymond James & Associates, Inc.. Please read "Underwriting" beginning on page 194 of this prospectus for additional information regarding underwriting compensation.

        We have granted the underwriters an option to purchase up to an additional                common units at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

        The underwriters are offering the common units as set forth under "Underwriting." The underwriters expect to deliver the common units on or about                     , 2014 through the book-entry facilities of the Depository Trust Company.

Baird	Raymond James	RBC Capital Markets

                      , 2014

LANDMARK
INFRASTRUCTURE

OUR PORTFOLIO

Stealth Mono-Palm Wireless Tower

Rooftop Wireless Installation

Monopole Tower

Double-Sided Bulletin Billboard

Wireless Communication
Outdoor Advertising
Renewable Power Generation

Digital Billboard

Lattice Wireless Tower

Wind Turbine

Water Tower Wireless Installation

i

       You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the common units in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

       This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Forward-Looking Statements."

       Through and including                     , 2014 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

INDUSTRY AND MARKET DATA

       When we make statements in this prospectus about our position in the wireless communication ground lease industry, the outdoor advertising ground lease industry, the renewable power generation ground lease industry or any sector of those industries, or about our market share, we are making those statements based on our belief as to their accuracy. This belief is based on data regarding those industries, including trends in such markets and our position and the position of our competitors within those industries, derived from a variety of sources, including independent industry publications, government publications, information obtained from customers, tenants, subtenants, trade and business organizations and other publicly available information (including the reports and other information our competitors, tenants and subtenants file with the U.S. Securities and Exchange Commission ("SEC"), which we did not participate in preparing and as to which we make no representation), as well as our good faith estimates, which have been derived from management's knowledge and experience in the areas in which our business operates. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

       In this prospectus, we rely on and refer to information regarding the wireless communication industry, the outdoor advertising industry and related forecasts from SNL Kagan, a media and communications research and consulting division of SNL Financial ("SNL Kagan"). Unless otherwise indicated, the information set forth in the "Industry" section of this prospectus regarding the wireless communication industry and the outdoor advertising industry is derived from information provided by SNL Kagan as of September 15, 2014 and is included in this prospectus in reliance upon the authority of SNL Kagan as experts on the wireless communication industry and the outdoor advertising industry. SNL Kagan is not affiliated with us. SNL Kagan has consented to being named in this prospectus.

       We do not have any knowledge that the market and industry data and forecasts provided to us from third party sources are inaccurate in any material respect. However, we have been advised that certain information provided to us from third party sources is derived from estimates or subjective judgments, and while such third party sources have assured us that they have taken reasonable care in the compilation of such information and believe it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that, notwithstanding such qualification by such third party sources, the market and industry data provided in this prospectus is accurate in all material respects.

       Our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled "Risk Factors."

v

 PROSPECTUS SUMMARY

       This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" and the historical and unaudited pro forma combined financial statements and related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (1) an initial public offering price of $           per common unit (the midpoint of the price range set forth on the cover of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units. You should read "Risk Factors" beginning on page 20 for more information about important factors that you should consider before purchasing our common units.

       Unless the context otherwise requires, references in this prospectus to "Landmark Infrastructure Partners LP," "our partnership," "we," "our," "us," or like terms, when used in a historical context, refer to Landmark Infrastructure Partners Predecessor, which we sometimes refer to as our "Predecessor." Our Partnership will succeed our Predecessor, which includes substantially all the assets and liabilities that will be contributed to us in connection with our formation transactions by Landmark Dividend Growth Fund-A LLC and Landmark Dividend Growth Fund-D LLC, two funds managed by Landmark Dividend LLC, and includes the results of such assets during any period they were previously owned by Landmark Dividend LLC or any of its affiliates. When used in the present tense or future tense, these terms refer to Landmark Infrastructure Partners LP and its subsidiaries. References to "our general partner" refer to Landmark Infrastructure Partners GP LLC. References to "Landmark" refer collectively to Landmark Dividend LLC and its subsidiaries, other than us, our subsidiaries and our general partner. References to "Fund A" refer to Landmark Dividend Growth Fund-A LLC and references to "Fund D" refer to Landmark Dividend Growth Fund-D LLC. References to "the Contributing Landmark Funds" refer to Fund A and Fund D, collectively and references to "the Remaining Landmark Funds," which will grant us a right of first offer on their assets, refer to Landmark Dividend Growth Fund-C LLC, Landmark Dividend Growth Fund-E LLC, Landmark Dividend Growth Fund-F LLC, Landmark Dividend Growth Fund-G LLC and Landmark Dividend Growth Fund-H LLC, collectively. We have provided definitions for some of the real property and other industry terms used in this prospectus in the Glossary of Terms, attached to this prospectus as Appendix B.

Landmark Infrastructure Partners LP

Overview

       We are a growth-oriented master limited partnership formed by Landmark to acquire, own and manage a portfolio of real property interests that we lease to companies in the wireless communication, outdoor advertising and renewable power generation industries. Our real property interests underlie our tenants' infrastructure assets, which include cellular towers, rooftop wireless sites, billboards and wind turbines. These assets are essential to the operations and profitability of our tenants. We seek to acquire real property interests subject to tenant lease arrangements that are effectively triple net, containing contractual rent increase clauses, or "rent escalators," which we believe provide us with stable, predictable and growing cash flow.

       Our real property interests consist of a diversified portfolio of long-term and perpetual easements, tenant lease assignments and, to a lesser extent, fee simple properties located in 42 states and the District of Columbia. These real property interests entitle us to receive rental payments from leases on our 692 tenant sites. Approximately 88% of our leased tenant sites are occupied by large, publicly traded companies (or their affiliates) that have a national footprint. These tenants (and their affiliates), which we refer to as our "Tier 1" tenants, are comprised of AT&T Mobility, Sprint, T-Mobile and Verizon in the wireless carrier industry, American Tower, Crown Castle and SBA Communications in the cellular tower industry and CBS Outdoor, Clear Channel Outdoor and Lamar Advertising in the outdoor advertising industry.

       We believe the terms of our tenant lease arrangements provide us with stable, predictable and growing cash flow that will support consistent, growing distributions to our unitholders. Substantially all of our tenant lease arrangements are effectively triple net, meaning that our tenants or the underlying property owners are contractually responsible for property-level operating expenses, including maintenance capital expenditures, property taxes and insurance. Substantially all of our tenant leases have contractual rent escalators, and some of our tenant leases contain revenue-sharing provisions in addition to the base monthly or annual rental payments. In addition, we believe the infrastructure assets at our tenant sites are essential to the ongoing operations and profitability of our tenants. When combined with the challenges and costs of relocating those assets and the key strategic locations of our real property interests, we expect continued high tenant retention and occupancy rates. As of August 31, 2014, we had a 99% occupancy rate, with 687 of our 692 total available tenant sites leased.

       For the six months ended June 30, 2014 and for the year ended December 31, 2013, on a pro forma basis, we had revenue of $7.0 million and $12.5 million, net income of $2.3 million and $4.8 million, and Adjusted EBITDA of $6.0 million and $11.4 million, respectively. Please read "Selected Historical and Pro Forma Combined Financial Data" for the definition of the term Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

       We benefit significantly from our relationship with Landmark, our sponsor. Landmark, a private company formed in 2010, is one of the largest acquirers of real property interests underlying operationally essential infrastructure assets in the wireless communication, outdoor advertising and renewable power generation industries. Our initial assets and liabilities will be contributed to us from Fund A and Fund D, two private investment funds sponsored, managed and controlled by Landmark. As of August 31, 2014, excluding the assets that will be contributed to us in connection with this offering, Landmark controlled 759 additional tenant sites through the Remaining Landmark Funds. In addition, Landmark directly owns 64 additional tenant sites and has options to acquire additional real property interests at 235 tenant sites. The Remaining Landmark Funds have agreed that they will grant us a right of first offer on real property interests that they currently own or acquire in the future before selling or transferring those assets to any third party. We refer to these real property interests as our "right of first offer assets." We believe Landmark's asset acquisition and management platform will benefit us by providing us with drop-down acquisition opportunities from Landmark's substantial and growing acquisition pipeline, as well as the capability to make direct acquisitions from third parties. Please read "– Our Relationship with Landmark."

Business Strategies

       Our primary business objectives are to generate stable and predictable cash flow and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

  •
  Grow Through Additional Acquisitions.  We intend to pursue acquisitions of real property interests from Landmark and its affiliates, including those real property interests subject to our right of first offer. We also intend to pursue acquisitions of real property interests from third parties, utilizing the expertise of our management and other Landmark employees to identify and assess potential acquisitions. When acquiring real property interests, we will target infrastructure locations that are essential to the ongoing operations and profitability of our tenants, which we expect will result in continued high tenant occupancy and enhance our cash flow stability. We expect the vast majority of our acquisitions will include leases with our Tier 1 tenants or tenants whose sub-tenants are Tier 1 companies. In addition, we believe the ability to also offer our limited partner interests as consideration for assets will provide property owners with multiple benefits including tax-efficiency and diversification, allowing us to increase our acquisition volume and accelerate our growth. Further, we intend to grow our renewable power generation portfolio and expand into other fragmented asset classes and may pursue acquisitions internationally.

  •
  Increase Cash Flow Without Additional Capital Investment.  We will seek to organically grow our cash flow without additional capital investment through (i) contractual fixed-rate or CPI-based rent escalators, (ii) rent increases based on equipment, technology or site modification upgrades at our infrastructure locations and (iii) revenue sharing arrangements based on tenant performance.

  •
  Generate Stable Cash Flow through Effectively Triple Net Lease Arrangements and Portfolio Diversification.  We intend to focus on the acquisition and management of tenant sites with effectively triple net lease arrangements. We believe our focus on effectively triple net lease arrangements enhances our profitability and minimizes volatility in our cash flow. As of August 31, 2014, substantially all of our leased tenant sites were subject to effectively triple net lease arrangements. We will seek to further diversify our portfolio to avoid dependence on any single real property interest or geographic region, and enhance our diversification across structure types, tenants and industries over time.

  •
  Maintain a Conservative Capital Structure.  We will target a leverage profile of less than 50% total debt to total market capitalization, which we define as the market value of our limited partner interests and the principal amount of our debt. In addition, we will actively manage our balance sheet to address interest rate risk and preserve flexibility. In connection with the closing of this offering, we will enter into a new $            million revolving credit facility, which we believe will provide us with an attractive capital structure and significant capacity to execute our acquisition growth plans.

Business Strengths

       We believe we are well-positioned to execute our business strategies based on the following characteristics and strengths:

  •
  Strategic Relationship with Landmark.  We have a significant strategic relationship with our sponsor, Landmark, which we believe will enable us to rapidly grow our portfolio of real property interests. Members of Landmark's management team have significant experience and have overseen the acquisition of over 5,000 real property interests in our initial target industries. We believe Landmark's acquisition practices and the scalability of its proprietary technology platform should permit Landmark to substantially increase its acquisition volumes in the existing target market of several hundred thousand real property interests. We believe that we will have opportunities to purchase additional real property interests through the right of first offer assets, as well as other assets that Landmark owns or may identify for future acquisition. Landmark has increased its acquisition volume every year since its inception and acquired 580 tenant sites in 2013, equivalent to roughly 84% of the total tenant sites in our initial portfolio.

  •
  Stable Cash Flow with Contracted Growth.  Our initial portfolio includes 692 tenant sites with an average remaining tenant lease term of 18 years including renewal options and an average remaining tenant lease term of four years excluding renewal options. In Landmark's five-year history, it has had 408 tenant sites come up for renewal and 405 (over 99%) have been renewed. Substantially all of our tenant lease arrangements are effectively triple net and require payment of fixed monthly or annual rent. For the two-year period ended December 31, 2013, our property operating expenses were less than 1% of revenue and we had no maintenance capital expenditures, enhancing our cash flow stability. Furthermore, under the omnibus agreement that we will enter into at the closing of this offering, Landmark will agree to cap certain of our general and administrative expenses for a period of up to five years from the closing of this offering. As of August 31, 2014, 95% of our tenant sites contained contractual rent escalators, 88% of which were fixed-rate (with an average annual escalation rate of approximately 2.6%) and 7% of which were tied to CPI.

  •
  Strategic Locations Highly Desired by Tier 1 Tenants.  We believe our initial portfolio consists of attractive real property interests underlying infrastructure assets in strategically-desirable locations that are essential to the operations and profitability of our tenants.

  –
  Long Lived, Established Infrastructure Assets.  Our real property interests underlie infrastructure assets that are essential to our tenants' core businesses. We believe the substantial majority of our real property interests are in difficult-to-replicate locations or underlie essential infrastructure assets in which our tenants have made significant investments of capital and committed considerable resources. Additionally, operators of these infrastructure assets would incur substantial time and costs relocating equipment and structures, decommissioning an existing site and returning it to its former condition, and permitting, constructing and installing equipment and structures at a new site.

    –
    Nationally Recognized Tenants.  Approximately 88% of our leased tenant sites are leased to Tier 1 tenants, who we believe carefully selected these sites based on their specific business preferences and requirements.

    –
    Large Presence in Highly Populated Markets and Well-Trafficked Locations.  Approximately 55% of our tenant sites are located in Top 20-ranked Basic Trading Areas, or "BTAs." We believe our locations in these major metropolitan areas are highly desirable for our tenants in the wireless communication and outdoor advertising industries seeking to reach a large customer base.

  •
  Low Concentration Risk from a Geographically Diversified Portfolio.  Our initial portfolio of 692 tenant sites is located in 42 states and the District of Columbia, with no state accounting for more than 13% of our total tenant sites. In addition, for the six months ended June 30, 2014, our largest tenant lease generated less than 1% of our revenue. We believe our diversification substantially mitigates the risk of any single event resulting in a material decrease in our cash flow.

  •
  Opportunities to Increase Rent and Share Revenue Without Additional Capital Investment.  We expect to organically increase the rental revenue from our real property interests without additional capital investment by capturing additional rent from our tenants as they grow. For example, we expect to receive increased rent as our tenants request lease amendments (to accommodate equipment upgrades, increase tenant co-location or extend their leases) and share in incremental revenue from revenue sharing agreements at certain tenant sites.

  •
  Attractive Cost of Capital.  We believe that as a publicly traded partnership, we will have a cost of capital advantage over our private competitors seeking to acquire real property interests in our target asset classes. We believe that our ability to make acquisitions with both cash and limited partner interests will expand our universe of potential acquisition opportunities and help us pursue further accretive growth for our unitholders.

 Our Initial Portfolio of Real Property Interests

       Our initial portfolio of real property interests consists primarily of (i) long-term and perpetual easements combined with lease assignment contracts, which we refer to as our "lease assignments," (ii) lease assignments without easements and (iii) to a lesser extent, properties we own in fee simple. In connection with each real property interest, we have also acquired the rights to receive payment under pre-existing ground leases from property owners, which we refer to as our "tenant leases." Under our easements, property owners have granted us the right to use and lease the space occupied by our tenants, which we refer to as tenant sites, and when we have not been granted easements, we have acquired economic rights under lease assignments that are substantially similar to the economic rights granted under our easements, including the right to re-lease the same space if the tenant lease expires or terminates.

       The table below provides an overview of our initial portfolio of real property interests as of August 31, 2014.

Our Real Property Interests

		Available Tenant Sites(1)
					Leased Tenant Sites
								Average Monthly Effective Rent Per Tenant Site(4)(5)	Adjusted Quarterly Revenue(6)
			Average Remaining Property Interest (Years)			Average Remaining Lease Term (Years)(2)
Real Property Interest	Number of Infrastructure Locations(1)	Number			Number		Tenant Site Occupancy Rate(3)(4)		Total	Percent of Total
Tenant Lease Assignment with Underlying Easement
Wireless Communication	350	473	74.9	(7)	468	19.3			$2,305,123	68%
Outdoor Advertising	84	111	87.0	(7)	111	14.3			423,110	13%
Renewable Power Generation	1	2	29.9		2	23.4			8,944	—

Subtotal	435	586	77.1	(7)	581	18.4			$2,737,177	81%

Tenant Lease Assignment only(8)
Wireless Communication	63	93	55.7		93	18.5			$561,878	16%
Outdoor Advertising	7	7	82.2		7	17.5			37,998	1%

Subtotal	70	100	57.6		100	18.4			$599,876	17%

Tenant Lease on Fee Simple
Wireless Communication	2	5	99.0	(7)	5	11.9			$21,410	1%
Outdoor Advertising	1	1	99.0	(7)	1	18.9			28,178	1%

Subtotal	3	6	99.0	(7)	6	13.0			$49,588	2%

Total	508	692	74.3	(9)	687	18.3			$3,386,641	100%

Aggregate Portfolio
Wireless Communication	415	571	72.0		566	19.1	99%	$1,612	$2,888,411	85%
Outdoor Advertising	92	119	86.9		119	14.5	100%	1,351	489,286	15%
Renewable Power Generation	1	2	29.9		2	23.4	100%	1,491	8,944	0%

Total	508	692	74.3	(9)	687	18.3	99%	$1,568	$3,386,641	100%

(1)
"Available Tenant Sites" means the number of individual sites that could be leased. For example, if we have an easement on a single rooftop, on which three different tenants can lease space from us, this would be counted as three "tenant sites," and all three tenant sites would be at a single infrastructure location with the same address.
(2)
Assumes the exercise of all remaining renewal options of tenant leases. Assuming no exercise of renewal options, the average remaining lease terms for our wireless communication, outdoor advertising, renewable power generation and aggregate portfolios as of August 31, 2014 were 2.6, 7.4, 23.4 and 3.5 years, respectively.
(3)
Represents number of leased tenant sites divided by number of available tenant sites.
(4)
Occupancy and average monthly effective rent per tenant site are shown only on an aggregate portfolio basis by industry.
(5)
Represents total adjusted monthly revenue excluding the impact of amortization of above and below market lease intangibles divided by the number of leased tenant sites.
(6)
Represents GAAP rental revenue of $3,315,881 recognized under existing tenant leases for the three months ended June 30, 2014 adjusted to include three months of minimum contractual rental amounts for assets acquired after June 30, 2014. Excludes interest income on receivables.
(7)
Fee simple ownership and perpetual easements are shown as having a term of 99 years for purposes of calculating the average remaining term.

(8)
Reflects "springing lease agreements" whereby the cancellation or nonrenewal of a tenant lease entitles us to enter into a new ground lease with the property owner (up to the full property interest term) and a replacement tenant lease. The remaining lease assignment term is, therefore, equal to or longer than the remaining lease term. Also represents properties for which the "springing lease" feature has been exercised and has been replaced by a lease for the remaining lease term.
(9)
Excluding perpetual ownership rights, the average remaining property interest term on our tenant sites is approximately 56 years.

       Our real property interests entitle us to receive rental payments from tenant leases in the wireless communication, outdoor advertising and renewable power generation industries. The table below summarizes our Tier 1 tenants which comprised approximately 88% of our tenants as of August 31, 2014.

Our Tier 1 Tenants by Industry

Wireless Communication Industry				Outdoor Advertising Industry
Wireless Carriers		Tower Companies
Tenant	% of Total Leased Tenant Sites	Tenant	% of Total Leased Tenant Sites	Tenant	% of Total Leased Tenant Sites
T-Mobile	16%	Crown Castle	15%	Lamar Advertising	5%
Verizon	15%	American Tower	4%	CBS Outdoor	5%
AT&T Mobility	12%	SBA Communications	3%	Clear Channel Outdoor	3%
Sprint	10%

Total	53%	Total	22%	Total	13%

Right of First Offer Assets

       In connection with this offering, the Remaining Landmark Funds have agreed that they will grant us a right of first offer on real property interests that they currently own or acquire in the future before selling or transferring those interests to any third party. Neither Landmark nor any of the Remaining Landmark Funds are obligated to offer to sell us any additional assets, except for the right of first offer assets, which the Remaining Landmark Funds are obligated to offer to sell to us, only if and when those funds otherwise decide, in their sole discretion, to dispose of such assets. We expect the right of first offer assets will have attributes (e.g. tenants, geography, lease terms) similar to the assets we currently own.

       The right of first offer assets consist of over 600 infrastructure locations and underlie over 750 tenant sites, substantially all of which are currently leased. For additional information regarding the right of first offer assets, please read "Business and Properties – Right of First Offer Assets" on page 129.

Our Relationship with Landmark

       One of our principal strengths and greatest competitive advantages is our relationship with Landmark. Landmark is one of the largest and most active acquirers of real property interests underlying infrastructure assets in the wireless communication, outdoor advertising and renewable power generation industries. Landmark, headquartered in Los Angeles, California, has approximately 125 employees and has offices and origination team members who work remotely across the United States.

       Landmark has stated that it intends to continue to acquire additional real property interests in the wireless communication, outdoor advertising, renewable power generation and other fragmented industries, and that it intends to facilitate our growth through the sale of additional assets to us. In addition to the contribution of our initial assets to us, Landmark will make a cash investment in us to purchase           subordinated units at the initial public offering price of our common units. Following the completion of all of the formation transactions, including this offering and Landmark's purchase of subordinated units, Landmark will own our general partner, all of the incentive distribution rights and a 40% limited partner interest in us consisting entirely of subordinated units. Given its substantial cash investment and significant ownership in us, we believe Landmark will promote and support the successful execution of our business strategies.

       We believe Landmark is incentivized to support us. However, there are no restrictions on the ability of Landmark or its affiliates, including the Remaining Landmark Funds and new private funds that Landmark may form, to compete with us, including for the acquisition of future real property interests. We are under no obligation to buy any additional assets from Landmark or the Remaining Landmark Funds. The consideration to be paid by us, as well as the consummation and timing of any acquisition by us of those assets, would depend upon, among other things, the timing of Landmark's decision to sell those assets and our ability to successfully negotiate a price and other purchase terms for those assets. Please read "Risk Factors – Risks Related to Our Business – If we are unable to make accretive acquisitions of real property interests, our growth could be limited" and "Conflicts of Interest and Duties – Conflicts of Interest."

Our Emerging Growth Company Status

       We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the "Securities Act," for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

       We intend to take advantage of these exemptions until we are no longer an emerging growth company. We will cease to be an "emerging growth company" upon the earliest of: (i) the last day of the fiscal year in which we have $1.0 billion or more in annual revenue; (ii) the date on which we become a "large accelerated filer" (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700.0 million or more); (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering. As a result of these exemptions, the information that we provide in this prospectus may be different from the information you may receive from other public companies in which you hold equity interests.

Risk Factors

       An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in "Risk Factors" and the other information in this prospectus before investing in our common units.

  Risks Related to Our Business

  •
  We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

  •
  The assumptions underlying the forecast of distributable cash flow that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual distributable cash flow to differ materially from our forecast.

  •
  The amount of cash we will have available for distribution to unitholders depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

  •
  Our growth strategy requires access to new capital. Unfavorable capital markets could impair our ability to grow.

  •
  If we are unable to make accretive acquisitions of real property interests, our growth could be limited.

  •
  We are dependent on Landmark for acquisitions and our ability to expand may be limited if Landmark's business does not grow as expected.

  •
  Our hedging strategy may be ineffective in reducing the impact of interest rate volatility on our cash flows, which could result in financial losses and adversely impact our distributable cash flow.

  •
  Substantially all of our tenant leases may be terminated upon 30 to 180 days' notice, by our tenants, and unexpected lease cancellations could materially impact our cash flow from operations.

  •
  If we are unable to protect our rights to our real property interests, which may be subject to risks such as land use regulation change, condemnation, unpaid real property taxes, or breach of the easement (or tenant lease assignment) by the property owner, our business and operating results could be adversely affected.

  Risks Inherent in an Investment in Us

  •
  Our general partner and its affiliates, including Landmark, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Landmark, and Landmark is under no obligation to adopt a business strategy that favors us.

  •
  Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

  •
  Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

  •
  Landmark and the Remaining Landmark Funds may compete with us, and Landmark, as owner of our general partner, will decide when, if, and how we complete acquisitions.

  •
  There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

  Tax Risks

  •
  Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service ("IRS") were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

  •
  Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

The Formation Transactions

       We were formed in July 2014 by Landmark to acquire, own and manage a portfolio of real property interests that we lease to companies in the wireless communication, outdoor advertising and renewable power generation industries.

       In connection with the closing of this offering, the following formation transactions will occur:

  •
  Fund A and Fund D will contribute to us substantially all of their assets and liabilities, including their obligations under their secured debt facilities and related interest rate swaps in exchange for, in the aggregate,           common units,            subordinated units and cash, which will then be distributed to their respective members, including Landmark, as part of each fund's liquidation;

  •
  Landmark will purchase from us an additional           subordinated units for cash at the initial public offering price of our common units;

  •
  we will issue all of the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

  •
  we will enter into a new $            million revolving credit facility and will borrow $74.0 million thereunder;

  •
  we will issue           common units to the public in this offering, representing a    % limited partner interest in us;

  •
  we will apply the net proceeds from this offering, together with the proceeds from our concurrent sale of subordinated units to Landmark and borrowings under our new revolving credit facility, as described in "Use of Proceeds," including the repayment of $89.0 million under the secured debt facilities we will assume from Fund A and Fund D and settlement of related interest rate swaps; and

  •
  we will enter into an omnibus agreement with Landmark and each of the Remaining Landmark Funds.

Organizational Structure After the Formation Transactions

       After giving effect to the formation transactions described above, assuming the underwriters' option to purchase additional common units from us is not exercised, our units will be held as follows:

Common units issued to the public in this offering		%
Common units distributed to the legacy members of the Contributing Landmark Funds(1)		%
Landmark Interests(1):
Subordinated Units	40.0	%(1)
Non-Economic General Partner Interest	0.0	%(2)
Incentive Distribution Rights	–	(3)
Total	100.0%

(1)
Reflects the liquidation of the Contributing Landmark Funds and the distribution to the legacy members of the Contributing Landmark Funds, including Landmark, of the cash, common units and subordinated units issued to the Contributing Landmark Funds in connection with their contribution of assets to us. Landmark will not receive any common units in the distribution from the Contributing Landmark Funds assuming we price at the midpoint of the price range set forth on the cover page of this prospectus. The allocation will vary depending on the initial public offering price of our common units. For more information, please read "Security Ownership and Certain Beneficial Owners and Management."
(2)
Our general partner owns a non-economic general partner interest in us. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – General Partner Interest and Incentive Distribution Rights."
(3)
Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – General Partner Interest and Incentive Distribution Rights." Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. All of the incentive distribution rights will be issued to our general partner, which is wholly owned by Landmark.

       The following simplified diagram depicts our organizational structure after giving effect to the formation transactions described above.

(1)
Assumes the subsequent liquidation of Fund A and Fund D and the distribution of their respective assets, including our units, to Landmark and each fund's legacy members, as described herein.

 Management of Landmark Infrastructure Partners LP

       We are managed by the board of directors and executive officers of our general partner, Landmark Infrastructure Partners GP LLC. The executive officers of our general partner will remain employees of Landmark. Landmark is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the New York Stock Exchange, or NYSE. Unlike shareholders in a publicly traded corporation who are entitled to vote in the election of directors, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. For more information about the directors and executive officers of our general partner, please read "Management – Directors and Executive Officers of Landmark Infrastructure Partners GP LLC."

       Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations. All of the employees and other personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, including Landmark, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us. Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services Landmark will provide to us in support of our business, subject to an annual cap equal to the greater of $650,000 per year and 3% of our revenue. This cap on expenses will last until the earlier to occur of: (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering. Please read "Certain Relationships and Related Party Transactions – Agreements Governing the Transactions – Omnibus Agreement."

Principal Executive Offices and Internet Address

       Our principal executive offices are located at 2141 Rosecrans Avenue, Suite 2100, El Segundo, CA 90245, and our telephone number is (310) 598-3173. Following the completion of this offering, our website will be located at http://www.landmarkmlp.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission ("SEC") available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

       Under our partnership agreement, our general partner has a legal duty to manage us in a manner it believes is in our best interest. However, because our general partner is a wholly owned subsidiary of Landmark, the officers and directors of our general partner also have duties to manage the business of our general partner in a manner beneficial to Landmark. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Landmark, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner receives cash distributions on the incentive distribution rights it owns. These actions are permitted under our partnership agreement and will not be a breach of any duty of our general partner. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read "Conflicts of Interest and Duties."

       Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action.

       As permitted by Delaware law, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including Landmark and its affiliates, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. For example, Landmark may secure leases on vacant properties in Landmark's portfolio before securing leases for competing vacant properties in our portfolio. Moreover, Landmark may form new private funds that would then compete with us for acquisitions and leasing opportunities and such funds would not be subject to our right of first offer. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read "Conflicts of Interest and Duties – Duties of the General Partner" for a description of the fiduciary duties imposed on our general partner by Delaware law, the replacement of those duties with contractual standards under our partnership agreement and certain legal rights and remedies available to holders of our common units and subordinated units. For a description of our other relationships with our affiliates, please read "Certain Relationships and Related Party Transactions."

 THE OFFERING

Common units offered to the public	common units.
common units if the underwriters exercise in full their option to purchase additional common units from us.
Subordinated units sold to Landmark	Concurrently with this offering, Landmark will purchase subordinated units from us at the initial public offering price of our common units.
Units outstanding after this offering	common units and subordinated units, representing, respectively, a 60% and 40% limited partner interest in us.
Landmark Infrastructure Partners GP LLC will hold a non-economic general partner interest in us and all of the incentive distribution rights.
Use of proceeds

We expect to receive net proceeds of approximately $        million from the sale of common units offered by this prospectus based on the initial public offering price of $     per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. We intend to use the net proceeds from this offering, together with the proceeds from our sale of subordinated units to Landmark and borrowings under our new revolving credit facility, as follows:

• to repay the assumed secured debt facilities and settle related interest rate swaps;
• to make a distribution to Fund A and Fund D; and
• to pay commitment fees under our new revolving credit facility.
Please read "Use of Proceeds."

If the underwriters exercise in full their option to purchase additional common units, the additional net proceeds to us would be approximately $        million (based on the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem from the Contributing Landmark Funds a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and commissions and the structuring fee.

Cash distributions

We intend to pay a minimum quarterly distribution of $       per unit to the extent we have sufficient available cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to this cash amount after reserves and the payment of fees and expenses as "available cash." Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through                , 2014, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

•

first, to the holders of common units, until each common unit has received a minimum quarterly distribution of $       , plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period;

• second, to the holders of subordinated units until each subordinated unit has received a minimum quarterly distribution of $ ; and
• third, to the holders of common and subordinated units, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $       per unit in any quarter, our general partner, as the initial holder of the incentive distribution rights will receive increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." In certain circumstances, our general partner, as the initial holder of the incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on all of our common units and subordinated units to be outstanding immediately after this offering is approximately $8.6 million (or an average of approximately $2.1 million per quarter).

Pro forma distributable cash flow generated during the twelve months ended June 30, 2014, and the year ended December 31, 2013, was approximately $9.7 million and $8.5 million, respectively. As a result, we would have had sufficient distributable cash flow on a pro forma basis to pay the full minimum quarterly distributions on our common and subordinated units for the twelve months ended June 30, 2014, and to pay the full minimum quarterly distributions on our common units for the year ended December 31, 2013. However, we would have had sufficient distributable cash flow to pay only approximately 98% of the full minimum quarterly distributions on our subordinated units for the year ended December 31, 2013. Please read "Cash Distribution Policy and Restrictions on Distributions – Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended June 30, 2014, and the Year Ended December 31, 2013."

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions – Estimated Distributable Cash Flow for the Twelve Months Ending December 31, 2015," that we will generate sufficient distributable cash flow to support the payment of the aggregate minimum quarterly distributions of $2.1 million on all of our common units and subordinated units for the twelve months ending December 31, 2015. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will pay quarterly cash distributions to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."

Subordinated units

Landmark will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.

Conversion of subordinated units

The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (1) $     (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units for each of three consecutive, non-overlapping four quarter periods ending on or after December 31, 2017, or (2) $     (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the related distributions on the incentive distribution rights for any four-quarter period ending on or after December 31, 2015, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Subordinated Units and Subordination Period."

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, voting together as a single class, including any units owned by our general partner and its affiliates. Upon consummation of this offering and after giving effect to the formation transactions, Landmark will own subordinated units representing 40% of our total outstanding common units and subordinated units on an aggregate basis. This ownership percentage will initially give Landmark the ability to prevent the removal of our general partner. Please read "Our Partnership Agreement – Voting Rights."

Issuance of additional units

Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement – Issuance of Additional Securities."

Limited call right

If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. At the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will not own any of our common units (excluding (i) common units distributed to legacy investors in Fund A and Fund D in connection with their contribution of assets to us and (ii) any common units purchased by officers and directors of our general partner and Landmark under our directed unit program). After the end of the subordination period (which could occur as early as within the quarter ending December 31, 2015), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units), Landmark will own 40% of our outstanding common units (excluding any common units purchased by officers and directors of our general partner and Landmark under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement – Limited Call Right."

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending           , you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be         % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $         per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $         per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material Federal Income Tax Consequences – Tax Consequences of Unit Ownership – Ratio of Taxable Income to Distributions" for the basis of this estimate.

Material federal income tax consequences

For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Federal Income Tax Consequences."

Exchange listing	We intend to apply to list our common units on the NYSE under the symbol "LMRK".

 SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

       The following table shows summary historical and pro forma combined financial data of our Predecessor, and summary unaudited pro forma combined financial data of Landmark Infrastructure Partners LP for the periods and as of the dates indicated. The summary historical interim combined financial data of our Predecessor as of June 30, 2014, and for the six months ended, June 30, 2014 and 2013, are derived from the unaudited interim combined financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical interim balance sheet data of our Predecessor as of June 30, 2013, are derived from the unaudited interim balance sheet not included herein. The summary historical combined financial data of our Predecessor as of, and for the years ended, December 31, 2013 and 2012, are derived from the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

       The summary unaudited pro forma combined financial data presented in the following table as of, and for the six months ended, June 30, 2014, and for the year ended December 31, 2013, are derived from the unaudited combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of June 30, 2014, and the unaudited pro forma combined statements of operations for the year ended December 31, 2013, and the six months ended June 30, 2014, assume the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

  •
  the contribution by Fund A and Fund D to us of substantially all of their assets and liabilities, including their obligations under their secured debt facilities, in exchange for, in the aggregate,           common units,           subordinated units and cash, which will then be distributed to their respective members, including Landmark, as part of each fund's liquidation;

  •
  the purchase by Landmark from us of an additional           subordinated units for cash at the initial public offering price of our common units;

  •
  our issuance of all the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

  •
  our issuance of           common units to the public in this offering, representing a    % limited partner interest in us;

  •
  our entry into a new $            million revolving credit facility and borrowing of $74.0 million thereunder;

  •
  the application of the net proceeds from this offering, together with the proceeds from our sale of subordinated units to Landmark and borrowings under our new revolving credit facility as described in "Use of Proceeds," including the repayment of $89.0 million under the secured debt facilities we will assume from Fund A and Fund D and settlement of related swaps;

  •
  our entry into an omnibus agreement with Landmark and each of the Remaining Landmark Funds; and

  •
  the adjustment of the basis of certain contributed assets and liabilities to Landmark's basis, which reflects the change in control of Landmark that occurred in December 2012, as a result of accounting for the transaction as a reorganization of entities under common control pursuant to Accounting Standards Codification 805, Business Combinations (ASC 805).

       The unaudited pro forma combined financial statements do not give effect to an estimated $1.8 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership. In addition, while we give pro forma effect to the costs we will incur under the omnibus agreement that we will enter into with Landmark and certain of its affiliates, including the Remaining Landmark Funds, at the closing of this offering, those adjustments in the aggregate have yielded a similar result to the costs that our Predecessor incurred historically.

	Six Months Ended June 30,			Year Ended December 31,
	Partnership Pro Forma Combined	Predecessor Historical Combined		Partnership Pro Forma Combined	Predecessor Historical Combined
	2014	2014	2013	2013	2013	2012
Statement of Operations Data:
Revenue
Rental revenue	$6,616,928	$6,613,560	$5,243,096	$11,833,067	$11,887,802	$6,414,441
Interest income on receivables	337,583	334,408	381,219	710,001	742,185	356,348

Total revenue	6,954,511	6,947,968	5,624,315	12,543,068	12,629,987	6,770,789
Expenses
Management fees to affiliate	202,330	202,330	171,730	370,625	370,625	209,091
Property operating	21,805	21,805	11,094	6,454	6,454	26,267
General and administrative	531,958	531,958	248,725	722,028	722,028	191,293
Acquisition-related	–	–	287,166	318,600	318,600	727,158
Amortization	1,739,311	1,275,552	1,055,738	3,254,868	2,313,092	1,381,265
Impairments	8,450	8,450	126,500	1,040,437	573,575	183,271

Total expenses	2,503,854	2,040,095	1,900,953	5,713,012	4,304,374	2,718,345
Other income and expenses
Interest expense	(1,655,000)	(2,303,931)	(1,669,656)	(3,310,000)	(3,840,359)	(1,476,207)
Unrealized gain (loss) on derivative financial instruments	(487,789)	(487,789)	1,445,696	1,279,176	1,279,176	(1,016,716)

Total other income and expenses	(2,142,789)	(2,791,720)	(223,960)	(2,030,824)	(2,561,183)	(2,492,923)

Net income	$2,307,868	$2,116,153	$3,499,402	$4,799,232	$5,764,430	$1,559,521

Net income per limited partner unit (basic and diluted):
Common units	$			$
Subordinated units
Balance Sheet Data (End of Period):
Land and real property interests, before accumulated amortization	$170,191,142	$123,453,985	$118,380,432		$122,955,842	$92,777,396
Land and real property interests, after accumulated amortization	$165,802,098	$119,055,603	$116,054,573		$119,598,353	$91,326,506
Total assets	$185,286,739	$136,960,329	$137,625,221		$138,405,319	$133,803,753
Secured debt facilities	$74,000,000	$88,752,982	$84,630,454		$89,336,688	$67,301,683
Total liabilities	$83,990,741	$97,773,393	$92,820,053		$97,708,413	$74,485,876
Equity	$101,295,998	$39,186,936	$44,805,168		$40,696,906	$59,317,877
Statement of Cash Flow Data:
Cash flow provided by operating activities		$3,073,369	$3,253,637		$8,271,287	$4,275,673
Cash flow provided by (used in) investing activities		$382,958	$(23,875,151)		$(27,809,401)	$(63,953,318)
Cash flow provided by (used in) financing activities		$(4,256,436)	$(2,502,062)		$(4,672,696)	$84,767,223
Other Data:
Total number of leased tenant sites (end of period)	672	672	649	672	672	501
EBITDA	$5,702,179	$5,695,636	$6,224,796	$11,364,100	$11,917,881	$4,416,993
Adjusted EBITDA	$5,984,746	$5,897,283	$4,903,769	$11,381,429	$10,930,271	$6,003,895

(1)
For a definition of the non-GAAP financial measure of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Financial Data – Non-GAAP Financial Measures."

RISK FACTORS

       Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus, including the matters addressed under "Forward-Looking Statements," before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks actually occur, they may materially harm our results of operations and distributable cash flow. In this event, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose part or all of your investment.

Risks Related to Our Business

  We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

       In order to support the payment of the minimum quarterly distribution of $           per unit per quarter, or $           per unit on an annualized basis, we must generate distributable cash flow of approximately $2.1 million per quarter, or approximately $8.6 million per year, based on the number of common units and subordinated units to be outstanding immediately after completion of this offering. We may not generate sufficient distributable cash flow each quarter to support the payment of the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our tenant leases, which may fluctuate from quarter to quarter based on, among other things:

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  any cancellations under our tenant leases, which are typically cancelable with 30 to 180 days' prior written notice;

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  our lease renewal rate and the turnover rate in our tenant base;

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  our ability to identify and secure suitable tenants for sites that may become available for lease;

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  the amount and timing of rental payments under our tenant leases, including leases where rent is not paid monthly (such as leases where rent is paid annually);

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  our ability to maintain or increase rents on our tenant leases;

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  damage to our real property interests and/or our tenants' assets caused by hurricanes, earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism; and

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  prevailing economic and market conditions in the wireless communication, outdoor advertising and renewable power generation industries, as well as in the broader economy.

       In addition, the actual amount of distributable cash flow we generate will also depend on other factors, some of which are beyond our control, including:

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  the amount of our operating expenses and general and administrative expenses, including reimbursements to Landmark, some of which are not subject to any caps or other limits, in respect of those expenses;

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  the level of capital expenditures we make;

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  the cost of acquisitions, if any;

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  our debt service requirements and other liabilities;

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  changes in interest rates;

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  fluctuations in our working capital needs;

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  our ability to borrow funds and access capital markets;

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  restrictions contained in our new revolving credit facility and other debt service requirements;

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  the amount of cash reserves established by our general partner; and

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  other business risks affecting our cash levels.

  The assumptions underlying the forecast of distributable cash flow that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual distributable cash flow to differ materially from our forecast.

       The forecast of distributable cash flow set forth in "Cash Distribution Policy and Restrictions on Distributions" includes our forecast of our results of operations and distributable cash flow for the twelve months ending December 31, 2015. As a result, we would have had sufficient distributable cash flow on a pro forma basis to pay the full minimum quarterly distributions on our common and subordinated units for the twelve months ended June 30, 2014, and to pay the full minimum quarterly distributions on our common units for the year ended December 31, 2013. However, we would have had sufficient distributable cash flow to pay only approximately 98% of the full minimum quarterly distributions on our subordinated units for the year ended December 31, 2013. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in "Cash Distribution Policy and Restrictions on Distributions." Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to business, economic, regulatory and competitive risks, including those discussed in this prospectus, which could cause our actual results to be materially less than the amount forecasted. Investors are cautioned not to place undue reliance on these forward-looking statements in the forecast of distributable cash flow and are advised to carefully review the discussion of forward-looking statements and risk factors in the forecast of distributable cash flow. If we do not generate the forecasted results, we may not be able to make the minimum quarterly distribution or pay any amount on our common units or subordinated units, and the market price of our common units may decline materially.

  The amount of cash we will have available for distribution to unitholders depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

       The amount of cash we have available for distribution depends primarily on our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.

  Our right of first offer is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.

       Our omnibus agreement provides us with a right of first offer on certain existing assets of, and certain assets that may be acquired in the future by, the Remaining Landmark Funds. We do not have a current agreement or understanding with Landmark or any of the Remaining Landmark Funds, to purchase any of the right of first offer assets. The consummation and timing of any future acquisitions of these assets will depend upon, among other things, Landmark's or the Remaining Landmark Funds', willingness to offer these assets for sale, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to the assets and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions in keeping with our right of first offer, and Landmark and the Remaining Landmark Funds are under no obligation to accept any offer that we may choose to make. Landmark may also contribute assets to new private funds that it may form that will not be subject to our right of first offer. In addition, we may decide not to exercise our right of first offer if and when any assets are offered for sale, and our decision will not be subject to unitholder approval.

  Our growth strategy requires access to new capital; unfavorable capital markets could impair our ability to grow.

       We continuously consider and enter into discussions regarding potential acquisitions or growth capital expenditures. Any limitations on our access to new capital will impair our ability to execute this strategy. If the cost of capital becomes too expensive, our ability to develop or acquire strategic and accretive assets will be limited. We may not be able to raise the necessary funds on satisfactory terms, if at all. The primary factors that influence our cost of equity include market conditions, including our then current unit price, fees we pay to underwriters and other offering costs, which include amounts we pay for legal and accounting services. Weak economic conditions and volatility and disruption in the financial markets could increase the cost of raising money in the debt and equity capital markets substantially while diminishing the availability of funds from those markets.

  If we are unable to make accretive acquisitions of real property interests, our growth could be limited.

       We are experiencing increased competition for the types of real property interests we contemplate acquiring. Weak economic conditions and competition for such acquisitions could limit our ability to fully execute our growth strategy. Additionally, Landmark is not restricted from competing with us and has no obligation or duty to present us with acquisition opportunities. It may acquire and sell future real property interests to the Remaining Landmark Funds, other funds that it may sponsor in the future or other third parties. Please read "Conflicts of Interest and Duties."

       If we are unable to make accretive acquisitions from Landmark, the Remaining Landmark Funds or third-parties, because, among other reasons, (i) the Remaining Landmark Funds elect not to sell assets subject to our right of first offer, (ii) Landmark does not offer other acquisition opportunities to us, (iii) we are unable to identify attractive third-party acquisition opportunities, (iv) we are unable to negotiate acceptable purchase contracts with Landmark, the Remaining Landmark Funds or third parties, (v) we are unable to obtain financing for these acquisitions on economically acceptable terms, (vi) we are outbid by competitors or (vii) we are unable to obtain necessary governmental or third-party consents, then our future growth and ability to increase distributions will be limited. Furthermore, even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from operations on a per unit basis. Any acquisition involves potential risk, including, among other things:

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  mistaken assumptions about revenue and costs, including potential growth;

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  an inability to secure adequate tenant commitments to lease the acquired properties;

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  an inability to integrate successfully the assets we acquire;

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  the assumption of unknown liabilities for which we are not indemnified or for which our indemnity is inadequate;

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  the diversion of management's and employees' attention from other business concerns; and

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  unforeseen difficulties of operating in new geographic areas or industries.

  We are dependent on Landmark for acquisitions and our ability to expand may be limited if Landmark's business does not grow as expected.

       A major component of our growth strategy is dependent on acquisitions from Landmark and its affiliates and third parties. We do not have any employees and will rely on Landmark to offer us acquisition opportunities and to provide acquisition services including identifying, underwriting and closing on acquisitions from third parties. If Landmark is unsuccessful in completing acquisitions for us, our growth will be limited.

       Furthermore, our growth strategy depends on the growth of Landmark's business. If Landmark focuses on other growth areas or does not or can not make acquisitions of real property interests in our target industries, we may not be able to fully execute our growth strategy.

  We have limited experience acquiring real property interests associated with assets in the renewable power generation industry and other fragmented industries and international real property interests.

       Although we believe we will be able to effectively expand into new markets (in particular the renewable power generation industry), our experience in acquiring real property interests in the renewable power generation industry and other fragmented industries, as well as real property interests internationally, is limited. As a result, we may encounter unforeseen difficulties in our efforts to identify essential assets, assess and underwrite the risk levels associated with such assets, negotiate favorable terms with property owners, negotiate favorable terms with operators of these assets, and comply with applicable laws and regulations.

       If we are unable to correctly predict rental rates, cancellation rates, demand, consolidation trends and growth trends in these industries, a material adverse impact on our results of operations and distributable cash flow could result. If we are unable to effectively expand internationally or into the renewable power generation industry and other fragmented industries, our growth rate may be adversely impacted.

  Renewable power generation, including wind and solar power generation, is still in the early stages of its formation, and as such, widespread use of wind and solar generation assets may not develop. Weak growth in the renewable power generation industry could hamper our growth prospects.

       Renewable power generation is only beginning to be implemented in the United States and, as such, renewable power sources such as wind turbines and solar arrays are not widespread. Part of our growth strategy is to continue to acquire real property interests in this industry, and a failure of the renewable power generation industry to grow quickly enough in the United States could negatively impact our future growth and negatively impact our future revenue.

  Increases in interest rates could adversely impact the price of our common units, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

       Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price will be impacted by our level of our cash distributions and our implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. As a result, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on the price of our common units, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

  Our debt service payments will reduce our net income. Moreover, we may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations.

       We may not be able to access financing sources on favorable terms, or at all, which could adversely affect our ability to execute our business plan.

       We intend to finance all or a portion of our acquisitions of real property interests through the issuance of debt, credit facility borrowings and a variety of other means. Our ability to access sources of financing will depend on various conditions in the markets for financing in this manner which are beyond our control, including lack of liquidity and greater credit spreads, prevailing interest rates and other factors. We cannot assure prospective investors that any sources of debt financing markets will become or remain an efficient and cost-effective source of long-term financing for our assets. If our current debt financing strategy is not viable, we will have to find alternative forms of financing for our acquisitions. This could require us to incur costlier financing which could result in a material adverse effect on our results of operations and distributable cash flow.

  Our hedging strategy may be ineffective in reducing the impact of interest rate volatility on our cash flows, which could result in financial losses and adversely impact our distributable cash flow.

       To achieve more predictable cash flow and to reduce our exposure to fluctuations in prevailing market interest rates, we intend to hedge interest rate risks related to a portion of our borrowings over time by means of interest rate swap agreements or other arrangements. To the extent that these derivative instruments are ineffective, fluctuations in market interest rates could result in financial losses and adversely impact our distributable cash flow.

  If we are unable to borrow at favorable rates, we may not be able to acquire new real property interests, which could reduce our income and our ability to make cash distributions to our unitholders.

       If we are unable to borrow money at favorable rates, we may be unable to acquire additional real property interests or refinance loans at maturity. Further, we will enter into a new revolving credit facility and may enter into other credit arrangements that require us to pay interest on amounts we borrow at variable or "adjustable" rates. Increases in interest rates increase our interest costs. If interest rates are higher when we refinance our loans, our expenses will increase and we may not be able to pass on this added cost in the form of increased rents, thereby reducing our cash flow and the amount available for distribution to you. Further, during periods of rising interest rates, we may be forced to sell one or more of our real property interests in order to repay existing loans, which may not permit us to maximize the return on the particular real property interests being sold.

  Landmark's level of indebtedness, the terms of its borrowings and any future credit ratings could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders, and our ability to obtain debt financing.

       If the level of Landmark's indebtedness increases significantly in the future, it would increase the risk that Landmark may default on its obligations to us under our omnibus agreement, including its agreement to cap the amount of our reimbursement for general and administrative expenses. The terms of Landmark's indebtedness may limit its ability to borrow additional funds and may impact our operations in a similar manner. If Landmark were to default under its debt obligations, Landmark's creditors could attempt to assert claims against our assets during the litigation of their claims against Landmark. The defense of any such claims could be costly and could materially impact our financial condition, absent any adverse determination. If these claims were successful, our ability to meet our obligations to our creditors, make distributions, and finance our operations could be materially adversely affected.

  The industries in which our tenants and their sub-lessees operate could experience further consolidation, which may put one or more of our tenants or our tenants' sub-lessees at risk of going out of business or significantly changing its operations.

       Existing and potential tenants may enter into joint ventures, mergers, acquisitions or other cooperative agreements with other of our tenants. Such industry consolidation can potentially reduce the diversity of our tenant base and give tenants greater leverage over us, as their landlord, due to overlapping coverage, ability to increase co-location on nearby existing sites and through aggressive lease negotiations on multiple sites. Such actions have the potential to reduce our revenue in the future. Significant consolidation among our tenants in the wireless communication industry (or our tenants' sub-lessees) may result in the decommissioning of certain existing communications sites, because certain portions of these tenants' (or their sub-lessees') networks may be redundant. Recent consolidation events include T-Mobile's acquisition of MetroPCS (completed in 2013), Sprint's acquisition of the remaining interest in Clearwire (completed in 2013), and AT&T's acquisition of Leap Wireless (completed in 2014). The loss of any one of our large customers as a result of joint ventures, mergers, acquisitions or other cooperative agreements may result in (1) a material decrease in our revenue, (2) an impairment of the value of our real property interests, or (3) other adverse effects to our business. In addition, certain combined companies have undergone or are currently undergoing a modernization of their networks, and these and other tenants and/or sub-lessees could determine not to renew leases with us (or our tenants) as a result. Our future results may be negatively impacted if a significant number of these leases are terminated, and our ongoing contractual revenue would be reduced as a result.

  Our business depends significantly on the demand for wireless communication and related wireless infrastructure, and we may be adversely affected by any slowdown in such demand. Additionally, a reduction in carrier network investment may materially and adversely affect our business (including reducing demand for new tenant additions or network services).

       We derive a significant amount of our revenue from our real property interests associated with wireless communication and related wireless infrastructure. This infrastructure ultimately depends on the demand for wireless voice and data services by consumers. The willingness of consumers to utilize the existing wireless infrastructure, and the willingness of our tenants to renew or extend existing leases, is affected by numerous factors, including:

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  a decrease in consumer demand for wireless services due to general economic conditions or other factors;

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  the financial condition of wireless carriers and/or cellular tower operators;

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  the ability and willingness of wireless carriers and/or cellular tower operators to maintain or increase capital expenditures on network infrastructure;

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  the growth rate of the wireless communication industry or of a particular industry segment;

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  mergers or consolidations among wireless carriers and/or cellular tower operators;

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  increased use of network sharing, roaming or resale arrangements by wireless carriers;

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  delays or changes in the deployment of next generation wireless technologies;

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  zoning, environmental, health or other government regulations or changes in the application and enforcement thereof; and

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  unforeseen technological changes.

       A slowdown in demand for wireless communication or wireless infrastructure may negatively impact our growth or otherwise have a material adverse effect on our results of operations and distributable cash flow.

  New technologies may significantly reduce demand for our wireless infrastructure or negatively impact our revenue.

       Improvements in the efficiency of wireless networks could reduce the demand for our tenants' wireless infrastructure. For example, signal combining technologies that permit one antenna to service multiple frequencies and, thereby, multiple customers may reduce the need for our tenants' wireless infrastructure. In addition, other technologies, such as Wi-Fi, femtocells, other small cells, or satellite (such as low earth orbiting) and mesh transmission systems may, in the future, serve as substitutes for, or alternatives to, leasing that might otherwise be anticipated on wireless infrastructure had such technologies not existed. Any significant reduction in wireless infrastructure leasing demand resulting from the previously mentioned technologies or other technologies may negatively impact our revenue or otherwise have a material adverse effect on us.

  Our business depends significantly on the demand for outdoor advertising, and we may be adversely affected by any slowdown in such demand. Additionally, a change in advertising strategies and/or zoning regulations may materially and adversely affect our business (including reducing demand for outdoor advertising space).

       We derive a significant amount of our revenue from our real property interests associated with the outdoor advertising industry. The value of these real property interests ultimately depends on the demand for outdoor advertising space and the market rates for advertising. The willingness of advertisers to utilize and willingness of billboard owners to upgrade existing bulletin boards, and the willingness of our tenants to renew or extend existing leases, is affected by numerous factors, including:

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  a decrease in advertisers' budgets due to general economic conditions or other factors;

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  the financial condition of outdoor advertising companies and/or their customers;

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  the ability and willingness of outdoor advertising companies to maintain or increase capital expenditures on upgrading bulletin billboards to digital billboards;

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  mergers or consolidations among outdoor advertising companies;

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  zoning, environmental, health or other government regulations or changes in the application and enforcement thereof; and

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  unforeseen technological changes.

       A slowdown in demand for outdoor advertising may negatively impact our growth or otherwise have a material adverse effect on our results of operations and distributable cash flow.

  Due to the long-term expectations of revenue from tenant leases, our results are sensitive to the creditworthiness and financial strength of our tenants and their sub-lessees.

       Due to the long-term nature of our tenant leases and their sub-leases, our performance is dependent on the continued financial strength of our tenants and their sub-lessees, many of whom operate with substantial leverage. Many tenants and potential tenants rely on capital raising activities to fund their operations and capital expenditures, and downturns in the economy or disruptions in the financial and credit markets may make it more difficult and more expensive to raise capital. If our tenants or sub-lessees (or potential tenants or sub-lessees) are unable to raise adequate capital to fund their business plans, they may reduce their spending, which could materially and adversely affect demand for our sites and equipment upgrades. If, as a result of a prolonged economic downturn or otherwise, one or more of our tenants experienced financial difficulties or filed for bankruptcy, it could result in uncollectible accounts receivable and an impairment of our deferred rent asset. In addition, it could result in the loss of significant customers and all or a portion of our anticipated lease revenue from certain tenants, all of which could have a material adverse effect on our business, results of operations and cash flows.

  A tenant bankruptcy or insolvency could result in the termination of such tenant's lease, which could reduce revenue.

       Upon the bankruptcy of a tenant, typically the tenant would have the right to assume or reject the tenant's lease at its option and we would not be permitted to terminate the tenant's lease solely on the basis of such bankruptcy. The tenant will have until 120 days after the filing of bankruptcy to make a decision on assumption or rejection, subject to further extension of such time period by the bankruptcy court. In addition, contractual restrictions on the assignment of an unexpired lease of a bankrupt tenant are typically not enforceable. If a bankrupt tenant rejects a tenant lease, applicable provisions of the Bankruptcy Code will limit our claim for damages to the greater of any unpaid rent due under the lease on the earlier of (i) the date of filing of the bankruptcy case, or (ii) the date on which the leased property was repossessed or surrendered, plus (a) the "rent reserved" by the rejected lease for one year, or (b) for 15% of the remainder of the lease, not to exceed three years from the commencement of the case or the surrender of the property plus unpaid rent accrued prior to such date. These limitations could substantially reduce the claim we would be entitled to assert against the bankrupt tenant in the event the lease is rejected. Furthermore, even this limited claim for rent may not be fully paid in a bankruptcy proceeding, as such claim would share pro rata in recovery with all other general unsecured claims. Such provisions would result in a loss of significant anticipated lease revenue to us and adversely affect our revenue.

  The bankruptcy or insolvency of an underlying property owner could result in the termination of our easement, lease assignment, or other real property interest.

       Upon the bankruptcy of an underlying property owner, typically the property owner would have the right to assume or reject, at its option, any executory contracts. If a judge in a bankruptcy proceeding were to find that our real property interests are executory contracts, the underlying property owner would have the right to assume or reject such contracts in accordance with the bankruptcy rules. If a bankruptcy court finds that our real property interests are executory contracts and the underlying property owner rejects our contract, our remedies and claims for damages may be limited under bankruptcy law. Such events could have a material adverse impact on our business, results of operations and distributable cash flows.

  Substantially all of our tenant leases may be terminated upon 30 to 180 days' notice by our tenants, and unexpected lease cancellations could materially impact our cash flow from operations.

       Most of our tenant leases permit our tenants to cancel the lease at any time with prior written notice. The termination provisions vary from lease to lease, but substantially all of our tenant leases require only 30 to 180 days' advance notification. Cancellations are determined by the tenants themselves in their sole discretion. For instance, both wireless infrastructure and billboard sites are independently assessed by tenants for their ability to provide coverage and/or visibility. This assessment is made prior to construction or installation of the asset and there is no guarantee such coverage will remain static in the future due to independent developments, technological developments, foliage growth or other physical changes in the landscape that are unforeseeable and out of our control. Such results could lead to site removal or relocation to a more suitable location, leading to a reduction in our revenue. Any cancellations will adversely affect our revenue and cash flow, and a significant number of cancellations could materially impact our ability to pay distributions to our unitholders.

  Our tenants may be exposed to force majeure events and other unforeseen events for which tenant insurance may not provide adequate coverage. Additionally, local restrictions may prevent or inhibit re-building efforts, particularly with outdoor advertising.

       The sites underlying our real property interests are subject to risks associated with natural disasters, such as ice and wind storms, fires, tornadoes, floods, hurricanes and earthquakes, as well as other unforeseen damage. Should such a disaster cause damage to one of our tenant's sites, certain of our tenant leases allow the tenant to either terminate the lease or withhold rent payments until the site is restored to its original condition. While our tenants generally maintain insurance coverage for natural disasters, they may not have adequate insurance to cover the associated costs of repair or reconstruction for a future major event. Further, in the event of any damage to our tenants' assets, federal, state and local regulations may restrict the ability to repair or rebuild damaged assets – especially billboards or other signs, which are subject to significant regulations. If our tenants are unwilling or unable to repair or rebuild due to damage, we may experience losses in revenue due to terminated tenant leases and/or lease payments that are withheld pursuant to the terms of the tenant lease while the site is repaired.

  Our tenants may experience equipment failure, which could lead to the termination of our tenant leases.

       Our tenants' assets are subject to a risk of equipment failure due to wear and tear, latent defect, design error or operator error, or early obsolescence. Additionally, substantially all of our tenant leases allow our tenants to terminate the lease upon 30 to 180 days' notice. If our tenants choose to terminate their leases with us following an equipment failure, it could have a material adverse effect on our assets, liabilities, results of operations and cash flows.

  In the event infrastructure assets associated with certain of our real property interests are removed, replacement costs and governmental regulations may delay, restrict, prohibit, or substantially raise the cost of the installation of a similar infrastructure asset.

       Upon the expiration or termination of a tenant's lease, most of our tenants have the right to remove their infrastructure assets associated with our real property interests, which are frequently subject to federal, state and local regulations, such as restrictive zoning. In the event that a tenant exercises its right or fulfills its obligation (as applicable) to remove its equipment, we would be unable to prevent such removal. There could be delays or significant costs associated with replacing the equipment and re-leasing that property, or replacement may be legally impossible. For example, if a legal nonconforming ("grandfathered") billboard is removed, zoning regulations do not allow a replacement billboard to be constructed. Such events could have a material adverse impact on our business, results of operations and distributable cash flows.

  Our tenants, as well as their sub-lessees, are subject to governmental regulations, which may restrict their ability to operate.

       Our tenants, as well as their sub-lessees, may be subject to numerous federal, state and local regulations. For example, the outdoor advertising industry is subject to numerous restrictions, which has made it increasingly difficult to develop new outdoor advertising structures and sites. Changes in laws and regulations affecting outdoor advertising at any level of government, or increases in the enforcement of regulations could lead to the removal or modification of outdoor adverting structures and sites.

       If our tenants are unable to obtain acceptable arrangements or compensation in circumstances in which their advertising structures and sites are subject to removal or modification, it could have an adverse effect on our tenants', and in turn our own, business, results of operations and cash flow. In addition, governmental regulation of advertising displays could limit our tenants' installation of new advertising displays, restrict advertising displays to governmentally controlled sites or permit the installation of advertising displays in a manner that benefits our tenants' competitors disproportionately, any of which could have an adverse effect on our tenants', and in turn our own, business, results of operations and cash flow.

       Our other tenants, including those in the cellular tower and renewable power generation industries, are also subject to significant governmental regulations, which may impede or hamper their business operations or ability to grow. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our tenants' ability to generate and deliver energy.

       Additionally, some of our tenants or their sub-lessees are required to maintain licenses, permits and governmental approvals for operation. Some of the licenses, permits and governmental approvals necessary to our tenants' operations may contain conditions and restrictions, or may have limited terms. If our tenants or their sub-lessees fail to satisfy the conditions or comply with the restrictions imposed by such licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, they may become subject to regulatory enforcement action and the operation of their assets could be adversely affected or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. If this were to happen, the ability of these tenants or their sub-lessees to continue to operate under our tenant leases may be jeopardized, which could adversely affect our revenue and cash flow.

  A substantial portion of our revenue is derived from a small number of customers, and the loss, consolidation or financial instability of any of our limited number of customers may materially decrease revenue or reduce demand for our wireless infrastructure and network services.

       For the six months ended June 30, 2014, 71.1% of our combined revenue was derived from T-Mobile, Verizon, Sprint, AT&T, and Crown Castle (or their affiliates), which represented 19.5%, 15.6%, 13.0%, 11.8%, and 11.2%, respectively, of our combined revenue. The loss of any one of our large customers as a result of consolidation, merger, bankruptcy, insolvency, network sharing, roaming, joint development, resale agreements by our customers or otherwise may result in (1) a material decrease in our revenue, (2) uncollectible account receivables, (3) an impairment of our deferred site rental receivables, wireless infrastructure assets, site rental contracts or customer relationships intangible assets, or (4) other adverse effects to our business. We cannot guarantee that contracts with our major customers will not be terminated or that these customers will renew their contracts with us. Additionally, our tenant leases with affiliates and subsidiaries of large, nationally-recognized companies may not provide for full recourse to the larger, more creditworthy parent entities affiliated with our lessees. In addition to our four largest customers in the U.S., we also derive a portion of our revenue and anticipated future growth from customers offering or contemplating offering emerging wireless services; such customers are smaller and have less financial resources than our Tier 1 tenants, have business models which may not be successful, or may require additional capital. Please read Note 13 to the Notes to our Predecessor's Combined Financial Statements included elsewhere in this prospectus.

  Our real property interests currently have significant concentration in a small number of top Basic Trading Areas ("BTAs").

       Real property interests in the top 10 BTAs currently account for approximately 50% of our adjusted quarterly revenue. The New York BTA is our top BTA and accounted for 21% of our adjusted quarterly revenue for the three months ended June 30, 2014. The Chicago BTA accounted for 10% of our adjusted quarterly revenue and no other single BTA accounted for more than 10% of our adjusted quarterly revenue for the three months ended June 30, 2014. We are susceptible to adverse developments in the economy, weather conditions, competition, consumer preferences, demographics, or other factors in these major metropolitan areas. Due to our susceptibility to such adverse developments, there can be no assurance that the current geographic concentration of our business will not have a material adverse effect on our results of operations and distributable cash flow.

  If our tenant leases are not renewed with similar terms, rental rates or at all, our future revenue may be materially affected.

       Approximately 20% of our tenant leases will be subject to extension over the next 12 months. Our tenants are under no obligation to extend their tenant leases. In addition, there is no assurance that current tenants will renew their current leases with similar terms or rental rates, or even at all. The extension, renewal, or replacement of existing leases depends on a number of factors beyond our control, including the level of existing and new competition in our markets, the macroeconomic factors affecting lease economics for our current and potential customers, the balance of supply and demand, on a short-term, seasonal and long-term basis, in our markets, the extent to which customers in our markets are willing to contract on a long-term basis, and the effects of federal, state or local regulations on the contracting practices of our customers.

       Unsuccessful negotiations could potentially reduce revenue generated from the assets and could have a material adverse effect on our results of operations and distributable cash flow.

  We may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our unitholders.

       We may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our unitholders. For example, our new revolving credit facility will be secured by substantially all of our assets. If we were to decide at any time to incur debt and secure our obligations or indebtedness by all or substantially all of our assets, and if we were unable to satisfy such obligations or repay such indebtedness, the lenders could seek to foreclose on our assets. The lenders could also sell all or substantially all of our assets under such foreclosure or other realization upon those encumbrances without prior approval of our unitholders, which would adversely affect the price of our common units.

  Restrictions in our new revolving credit facility could adversely affect our results of operations, distributable cash flow and the value of our units.

       We will be dependent upon the earnings and cash flow generated by our operations in order to meet any debt service obligations and to allow us to make cash distributions to our unitholders. We expect to enter into a revolving credit facility concurrently with the closing of this offering. The operating and financial restrictions and covenants in our new revolving credit facility and any future financing agreements could restrict our ability to finance our future operations or capital needs or to expand or pursue our business activities, which may, in turn, limit our ability to make cash distributions to our unitholders.

       The provisions of our new revolving credit facility could affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new revolving credit facility could result in an event of default which would enable our lenders to declare the outstanding principal of that debt, together with accrued interest, to be immediately due and payable. If the payment of our debt is accelerated, defaults under our other debt instruments, if any, may be triggered, and our assets may be insufficient to repay such debt in full, and the holders of our units could experience a partial or total loss of their investment. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for additional information about our new revolving credit facility.

  Certain of our real property interests are subordinated to senior debt such as mortgages, which, if we fail to obtain a non-disturbance agreement, could foreclose on our real property interests if the underlying property owner defaults on the mortgage.

       While we make an effort to obtain non-disturbance agreements on the real property interests we acquire, sometimes we are unable to do so. Under certain circumstances and in the absence of a non-disturbance agreement, if the underlying property owner fails to comply with or make payments under debt arrangements senior to us, an event of default may result, which would allow the creditors to foreclose on any of our real property interests associated with that site. Any such default or foreclosure could have a material adverse effect on our results of operations and distributable cash flow.

  We expect to incur a significant amount of debt to finance our portfolio which may subject us to an increased risk of loss or adversely affect the return on our investments.

       We expect to incur a significant amount of debt to finance our operations. We expect to finance our acquisitions through the issuance of debt, borrowing under credit facilities, and other arrangements. We anticipate that the leverage we employ will vary depending on our ability to sell our debt, obtain credit facilities, the loan-to-value and debt service coverage ratios of our assets, the yield on our assets, the targeted leveraged return we expect from our portfolio and our ability to meet ongoing covenants related to our asset mix and financial performance. It is possible that substantially all of our assets might be pledged as collateral for our borrowings. Our results of operations and distributable cash flow may be adversely affected to the extent that changes in market conditions cause the cost of our financing to increase.

  If we are unable to protect our rights to our real property interests, our business and operating results could be adversely affected.

       Our real property interests consist primarily of rights under leases and long-term or perpetual easements. A loss of these interests at a particular site may interfere with our ability to generate revenue. For various reasons, we may not always have the ability to access, analyze and verify all information regarding zoning and other issues prior to completing an acquisition of real property interests, which can affect our rights to access and lease a site. Our inability to protect our rights to our real property interests may have a material adverse effect on our results of operations and distributable cash flow.

       The value of our real property interests are affected by a number of factors, including changes in the general economic climate, local conditions (such as an oversupply of, or a reduction in demand for, our real property interest), competition based on rental rates, attractiveness and location of the properties, physical condition of the properties, financial condition of buyers and sellers of properties, and changes in operating costs. If our real property interests do not generate sufficient revenue to meet their operating expenses, including debt service, our cash flow and ability to pay distributions to unitholders will be adversely affected. Real estate values are also affected by such factors as government regulations, interest rate levels, the availability of financing, participation by other investors in the financial markets and potential liability under changing laws. Under eminent domain laws, governments can take real property without the owner's consent, sometimes for less compensation than the owner believes the property is worth. In addition, the breach of our easement or lease assignment by an underlying property owner or a tenant could interfere with our operations. Any of these factors could have an adverse impact on our business, financial condition, results of operations or distributable cash flow.

  We may be subject to unanticipated liabilities as a result of our real property interests.

       We own real property interests and are parties to contracts with unrelated parties such as tenants. We may be involved in disputes and other matters with property owners, tenants, their respective employees and agents, and other unrelated parties, such as tort claims related to hazardous conditions, foreclosure actions and access disputes. We cannot assure you that we will not become subject to material litigation or other liabilities. If these liabilities are not adequately covered by insurance, they could have a material adverse impact on our results of operations and distributable cash flow.

  Our real property interests generally do not make us contractually responsible for the payment of real property taxes. If the responsible party fails to pay real property taxes, the resulting tax lien could put our real property interest in jeopardy.

       Substantially all of our real property interests are subject to effectively triple net lease arrangements under which we are not responsible for paying real property taxes. If the property owner or tenant fails to pay real property taxes, any lien resulting from such unpaid taxes would be senior to our real property interest in the applicable site. Failure to pay such real property taxes could result in our real property interest being impaired or extinguished, or we may be forced to incur costs and pay the real property tax liability to avoid impairment of our assets.

  Our tenant leases generally make our tenants contractually responsible for payment of taxes, maintenance, insurance and other similar expenditures associated with our tenants' infrastructure assets. If our tenants fail to pay these expenses as required, it could result in a material adverse impact on our results of operations and distributable cash flow.

       As part of our effectively triple net lease arrangements, our tenant lease agreements typically make our tenants contractually responsible for payment of taxes, maintenance, insurance and other similar expenditures associated with our tenants' infrastructure assets. If our tenants fail to pay these expenses as required, it could result in a diminution in the value of the infrastructure asset associated with our real property interest and have a material adverse impact on our results of operations and distributable cash flow.

  If radio frequency emissions from wireless handsets or equipment on wireless infrastructure are demonstrated to cause negative health effects, potential future claims could adversely affect our tenants' operations, costs or revenue.

       The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years, and numerous health-related lawsuits have been filed against wireless carriers and wireless device manufacturers. We cannot guarantee that claims relating to radio frequency emissions will not arise in the future or that the results of such studies will not be adverse to us or our tenants.

       Public perception of possible health risks associated with wireless communication may slow or diminish the growth of wireless carriers, which may in turn impact our revenue. In particular, negative public perception of, and regulations regarding, these perceived health risks may slow or diminish the market acceptance of wireless communication services and increase opposition to the development and expansion of wireless antenna sites. If a scientific study or court decision resulted in a finding that radio frequency emissions posed health risks to consumers, it could negatively impact the market for wireless services, as well as our wireless carrier tenants, which could materially and adversely affect our business, results of operations and distributable cash flow.

  If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

       Prior to this offering, we have not been required to file reports with the SEC. Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We prepare our financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. We must comply with Section 404 (except for the requirement for an auditor's attestation report, as described below) beginning with our fiscal year ending December 31, 2015. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm's, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

  For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements that apply to other public companies.

       In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or "JOBS Act." For as long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenue in a fiscal year, have more than $700.0 million in market value of our limited partner interests held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

       In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to "opt out" of this exemption and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

       To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common units to be less attractive as a result, there may be a less active trading market for our common units and our trading price may be more volatile.

  We may incur asset impairment charges, which could result in a significant reduction to our earnings.

       We review our assets annually to determine if any are impaired, or more frequently in the event of circumstances indicating potential impairment. These circumstances could include a decline in our actual or expected future cash flow or income, a significant adverse change in the business climate, a decline in market capitalization, or slower growth rates in our industry, among others. If we determine that an asset is impaired, we may be required to record a non-cash impairment charge which would reduce our earnings and negatively impact our results of operations.

  Terrorist or cyber-attacks and threats, or escalation of military activity in response to these attacks, could have a material adverse effect.

       Terrorist attacks and threats, cyber-attacks, or escalation of military activity in response to these attacks, may have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity, each of which could materially and adversely affect our business. Strategic targets, such as communication-related assets and power generation assets, may be at greater risk of future terrorist or cyber-attacks than other targets in the United States. We do not maintain specialized insurance for possible liability or loss resulting from a cyber-attack on our assets that may shut down all or part of our business. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our results of operations and distributable cash flow.

  While our agreements with our lessees, property owners and other surface owners generally include environmental representations, warranties, and indemnities to minimize the extent to which we may be financially responsible for liabilities arising under environmental laws, unforeseen liabilities under these laws could have a material adverse effect on our results of operations and distributable cash flow.

       Laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of the environment are applicable to our business and operations, and also to the businesses and operations of our lessees, property owners and other surface owners or operators. Federal, state and local government agencies issue regulations that often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties and that may result in injunctive obligations for non-compliance. These laws and regulations often require permits before operations commence, restrict the types, quantities and concentrations of various substances that can be released into the environment, require remediation of released substances, and limit or prohibit construction or operations on certain lands (e.g. wetlands). We do not conduct any operations on our properties, but we or our tenants may maintain small quantities of materials that, if released, would be subject to certain environmental laws. Similarly, our property owners, lessees and other surface interest owners may have liability or responsibility under these laws which could have an indirect impact on our business. These laws include but are not limited to the federal Resource Conservation and Recovery Act ("RCRA"), and comparable state statutes and regulations promulgated thereunder (which impose requirements on the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes) and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), and analogous state laws (which generally impose liability, without regard to fault or legality of the original conduct, on classes of persons who are considered to be responsible for the release of hazardous substances into the environment, including the current and former owners or operators of a site. It is not uncommon for neighboring property owners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Therefore, governmental agencies or third parties may seek to hold us, our lessees, property owners and other surface interest owners responsible under CERCLA and comparable state statutes for all or part of the costs to cleanup sites at which hazardous substances have been released. Our agreements with our lessees, counterparties and other surface owners generally include environmental representations, warranties, and indemnities to minimize the extent to which we may be financially responsible for liabilities arising under these laws.

Risks Inherent in an Investment in Us

  Our general partner and its affiliates, including Landmark, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Landmark, and Landmark is under no obligation to adopt a business strategy that favors us.

       Following the offering, Landmark will own a 40% limited partner interest in us and will own and control our general partner through a non-economic interest in us. Although our general partner has a duty to manage us in a manner that is in the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owner, Landmark. Conflicts of interest may arise between Landmark and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including Landmark, over the interests of our common unitholders. These conflicts include, among others, the following situations:

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  neither our partnership agreement nor any other agreement requires Landmark to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Landmark to pursue and grow particular markets, or undertake acquisition opportunities for itself;

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  Landmark may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

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  our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner's liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

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  except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

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  our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect our distributable cash flow;

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  our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of available cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

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  our general partner will determine which costs incurred by it are reimbursable by us;

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  our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

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  our partnership agreement permits us to classify up to $            million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the incentive distribution rights;

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  our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

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  our general partner intends to limit its liability regarding our contractual and other obligations;

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  our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

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  our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our commercial agreements with Landmark;

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  our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

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  our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner (which we refer to as our "conflicts committee"), or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

       Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including Landmark, and their respective executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Landmark will continue to manage the operation of the Remaining Landmark Funds (including any similar investment funds formed in the future) and will be under no obligation to provide acquisition opportunities to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read "Certain Relationships and Related Party Transactions – Agreements Governing the Transactions – Omnibus Agreement" and "Conflicts of Interest and Duties."

  Our general partner intends to limit its liability regarding our obligations.

       Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement permits our general partner to limit its liability, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

  Our management has no experience in managing our business as a U.S. publicly traded partnership.

       Our executive management team and internal accounting staff have no experience in managing our business and reporting as a U.S. publicly traded partnership. As a result, we may not be able to anticipate or respond to material changes or other events in our business as effectively as if our executive management team and accounting staff had such experience. Furthermore, growth projects may place significant strain on our management resources, thereby limiting our ability to execute our day-to-day business activities.

  You will experience immediate and substantial dilution in pro forma net tangible book value of $           per common unit.

       The assumed initial public offering price of $           per common unit (the midpoint of the price range set forth on the cover of this prospectus) exceeds our pro forma net tangible book value of $(           ) per unit. Based on the assumed initial public offering price of $           per common unit, you will incur immediate and substantial dilution of $           per common unit. This dilution results primarily because our assets are recorded in accordance with GAAP at their historical cost and not their fair value. Please read "Dilution."

  Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

       Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units as to distributions or in liquidation or that have special voting rights and other rights, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may reduce the amount of cash that we have available to distribute to our unitholders.

  Our partnership agreement replaces our general partner's fiduciary duties to holders of our common units with contractual standards governing its duties.

       Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the parties where the language in the partnership agreement does not provide for a clear course of action.

       As permitted by Delaware law, our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replaces those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. By purchasing a common unit, a unitholder is treated as having consented to the provisions in our partnership agreement, including the provisions discussed above. Please read "Conflicts of Interest and Duties – Duties of the General Partner."

  Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

       Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement:

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  provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the determination or the decision to take or decline to take such action was in the best interests of our partnership, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

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  provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

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  provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

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  provides that our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

       In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read "Conflicts of Interest and Duties."

  Cost reimbursements, which will be determined in our general partner's sole discretion, and fees due to our general partner and its affiliates for services provided will be substantial and will reduce the amount of cash we have available for distribution to you.

       Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement, our general partner determines the amount of these expenses. Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services Landmark will provide to us in support of our business, subject to an annual cap equal to the greater of $650,000 per year and 3% of our revenue. This cap on expenses will last until the earlier to occur of: (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering. Some of the costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to unitholders.

  Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

       Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have "say-on-pay" advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by the member of our general partner, which is a wholly owned subsidiary of Landmark. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

       Our unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units and subordinated units voting together as a single class is required to remove our general partner. After the formation transactions and the closing of this offering,

Landmark will own collectively 100% of our subordinated units, which represents a 40% limited partner interest in us. Also, if our general partner is removed without cause during the subordination period and common units and subordinated units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units, and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

       "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders' dissatisfaction with our general partner's performance in managing our partnership will most likely result in the termination of the subordination period.

       Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

       Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

  Control of our general partner may be transferred to a third party without unitholder consent.

       Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of Landmark to transfer its membership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices.

  The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

       Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party, it will have less incentive to grow our partnership and increase distributions. A transfer of incentive distribution rights by our general partner could reduce the likelihood of Landmark selling or contributing additional assets to us, which in turn would impact our ability to grow our asset base.

  We may issue additional units without unitholder approval, which would dilute unitholder interests.

       At any time, we may issue an unlimited number of general partner interests or limited partner interests of any type without the approval of our unitholders, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such general partner interests or limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

  •
  our unitholders' proportionate ownership interest in us will decrease;

  •
  the amount of cash we have available to distribute on each unit may decrease;

  •
  because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

  •
  the ratio of taxable income to distributions may increase;

  •
  the relative voting strength of each previously outstanding unit may be diminished; and

  •
  the market price of our common units may decline.

       The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person who is not an affiliate of Landmark:

  •
  management of our business may no longer reside solely with our current general partner; and

  •
  affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us.

  Landmark and its affiliates may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

       After the completion of the formation transactions and the closing of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, the Contributing Landmark Fund legacy members will hold                common units and Landmark and its affiliates will hold            subordinated units. Subject to certain requirements, the Contributing Landmark Fund legacy members may sell their common units in the public and private markets as soon as the lock-up expires. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide Landmark and its affiliates with certain registration rights under applicable securities laws. Please read "Units Eligible for Future Sale." The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

  Other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions, and our general partner has considerable discretion to establish cash reserves that would reduce the amount of available cash we distribute to unitholders.

       Generally, our available cash is comprised of cash on hand at the end of a quarter plus cash-on-hand resulting from any working capital borrowings made after the end of the quarter less cash reserves established by our general partner. Our partnership agreement permits our general partner to establish cash reserves for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future debt service requirements), to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to unitholders. As a result, even when there is no change in the amount of distributable cash flow that we generate, our general partner has considerable discretion to establish cash reserves, which would result in a reduction the amount of available cash we distribute to unitholders. Accordingly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so.

  Landmark and the Remaining Landmark Funds may compete with us, and Landmark, as owner of our general partner, will decide when, if, and how we complete acquisitions.

       Neither our partnership agreement nor our omnibus agreement will prohibit Landmark or any other affiliates of our general partner, including the Remaining Landmark Funds, from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including Landmark. Any such entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Consequently, Landmark and other affiliates of our general partner may acquire additional assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from Landmark and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow.

  Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

       If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. After the end of the subordination period (which could occur as early as the quarter ending December 31, 2015), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units), our general partner and its affiliates (including Landmark) will own approximately 40% of our outstanding common units (excluding any common units purchased by officers and directors of our general partner and Landmark under our directed unit program). For additional information about our general partner's call right, please read "Our Partnership Agreement – Limited Call Right."

  Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

       A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that (i) we were conducting business in a state but had not complied with that particular state's partnership statute; or (ii) your right to take certain actions under our partnership agreement constitute "control" of our business. For a discussion of the implications of the limitations of liability on a unitholder, please read "Our Partnership Agreement – Limited Liability."

  Unitholders may have to repay distributions that were wrongfully distributed to them.

       Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act or "DRULPA," we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

  There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

       Prior to this offering, there has been no public market for our common units. After this offering, there will be only publicly traded common units, assuming the underwriters' option to purchase additional common units from us is not exercised. In addition, Landmark will own an aggregate of           subordinated units, representing an aggregate 40%

limited partner interest in us. We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

       The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

  Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or the holders of our common units. This could result in lower distributions to holders of our common units.

       Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (50%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

       If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in such two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if the incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units in connection with resetting the target distribution levels. Additionally, our general partner has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Right to Reset Incentive Distribution Levels."

  The New York Stock Exchange does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

       We intend to apply to list our common units on the NYSE. Because we will be a publicly traded limited partnership, the NYSE does not require us to have a majority of independent directors on our general partner's board of directors or to establish a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to the NYSE's shareholder approval rules that apply to a corporation. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE's corporate governance requirements. Please read "Management – Management of Landmark Infrastructure Partners LP."

  We will incur increased costs as a result of being a publicly traded partnership, including the cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements.

       As a result of the completion of this offering, we will become a publicly traded partnership and be subject to additional reporting requirements. We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act and related rules implemented by the SEC and the NYSE's have mandated changes in the corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make our activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and possibly to result in our general partner having to accept reduced policy limits and coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers.

       Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management's attention from our operations.

       We have estimated $1.8 million of incremental annual costs associated with being a publicly traded partnership in our financial forecast included elsewhere in this prospectus subject to an annual cap for up to five years following the completion of this offering. However, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks

       In addition to reading the following risk factors, please read "Material Federal Income Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

  Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service ("IRS") were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

       The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested a ruling from the IRS on this.

       Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

       If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our distributable cash flow would be substantially reduced. In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to you. Therefore, if we were treated as a corporation for federal income tax purposes or otherwise subjected to a material amount of entity-level taxation, there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

       Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

       The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships, including the elimination of the qualifying income exception upon which we rely for our treatment as a partnership for federal income tax purposes. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read "Material Federal Income Tax Consequences – Partnership Status." We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

  Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

       Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder's allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

  If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our distributable cash flow to our unitholders.

       We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS's positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel's conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our distributable cash flow.

  Tax gain or loss on the disposition of our common units could be more or less than expected.

       If our unitholders sell common units, they will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if it sells such common units at a price greater than its tax basis in those common units, even if the price received is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder's share of our nonrecourse liabilities, a unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. Please read "Material Federal Income Tax Consequences – Disposition of Common Units – Recognition of Gain or Loss" for a further discussion of the foregoing.

  Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

       Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

  Our subsidiary Landmark Infrastructure Blocker Company LLC conducts certain activities that may not generate qualifying income and will be treated as a corporation for U.S. federal income tax purposes. Corporate federal income tax paid by this subsidiary will reduce our cash available for distribution.

       In order to maintain our status as a partnership for U.S. federal income tax purposes, 90% or more of our gross income in each tax year must be qualifying income under Section 7704 of the Internal Revenue Code. For a discussion of qualifying income, please read "Material Federal Income Tax Consequences – Partnership Status." Latham & Watkins LLP is unable to opine as to the qualifying nature of the income generated by certain portions of Landmark Infrastructure Blocker Company LLC's operations. In an attempt to ensure that 90% or more of our gross income in each tax year is qualifying income, we currently intend to conduct the portion of our business related to these operations in a separate subsidiary that will be treated as a corporation for U.S. federal income tax purposes. Currently, these operations represent approximately       % of our total gross margin.

       This corporate subsidiary will be subject to corporate-level tax, which will reduce the cash available for distribution to us and, in turn, to our unitholders. If the IRS were to successfully assert that any corporate subsidiary has more tax liability than we anticipate or legislation were enacted that increased the corporate tax rate, our cash available for distribution to our unitholders would be further reduced.

  We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

       Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Latham & Watkins LLP is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Federal Income Tax Consequences – Tax Consequences of Unit Ownership – Section 754 Election" for a further discussion of the effect of the depreciation and amortization positions we will adopt.

  We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first business day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

       We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first business day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Treasury Department has issued proposed regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Latham & Watkins LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read "Material Federal Income Tax Consequences – Disposition of Common Units – Allocations Between Transferors and Transferees."

  A unitholder whose common units are loaned to a "short seller" to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

       Because a unitholder whose common units are loaned to a "short seller" to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

  We will adopt certain valuation methodologies and monthly conventions for federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

       When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner and certain of our unitholders.

       A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

  The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

       We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read "Material Federal Income Tax Consequences – Disposition of Common Units – Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

  As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

       In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We expect to conduct business throughout the United States and many states impose a personal income tax on individuals. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

       We expect to receive net proceeds of approximately $           from the sale of           common units offered by this prospectus, based on an assumed initial public offering price of $       per common unit (the midpoint of the price range set forth on the cover of the prospectus), after deducting underwriting discounts and commissions, structuring fees and estimated offering expenses. Our estimate assumes the underwriters' option to purchase              additional common units from us is not exercised. Additionally, we expect to receive net proceeds of approximately $           from the sale of           subordinated units to Landmark at the assumed initial public offering price for our common units. We intend to use the proceeds from this offering, together with the proceeds of our concurrent sale of           subordinated units to Landmark and borrowings under our new revolving credit facility, as set forth in the following table:

Sources of Cash			Uses of Cash
Gross proceeds fromthis offering	$		Repayment of assumed secured debt facilities and settlement of related interest rate swaps(1)		$88,978,310
Gross proceeds from the sale of subordinated units to Landmark			Distribution to Fund A and Fund D(2)
Borrowings under our new revolving credit facility		74,000,000	Underwriting discounts and commissions, structuring fees and other offering expenses

			Credit facility commitment fees and expenses

Total	$		Total	$

(1)
The secured debt facilities consist of term loans at Fund A and Fund D. As of June 30, 2014, the assumed Fund A term loan had a principal balance of $30,032,778, bore interest at a LIBOR based rate, which, as of June 30, 2014, was 3.16% and will mature April 2017, and the assumed Fund D term loan had a principal balance of $58,720,204, bore interest at a LIBOR based rate, which as of June 30, 2014, was 3.16% and will mature May 2018. Borrowings under the secured debt facilities were used by Fund A and Fund D to acquire real property interests that will be contributed to us in connection with the closing of this offering. Also includes $225,328 attributable to settlement of interest rate swaps.
(2)
Following the closing of this offering, Fund A and Fund D will make a further liquidating distribution to their respective members, including Landmark.

       An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and commissions, structuring fees and offering expenses, to increase or decrease by $            million. In the event of an increase or decrease in the initial public offering price, we will have more or less cash available to distribute to the Contributing Landmark Funds.

       The net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem from the Contributing Landmark Funds, a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and commissions and the structuring fee. Accordingly, any exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

 CAPITALIZATION

       The following table shows:

  •
  the historical cash and cash equivalents and capitalization of our Predecessor as of June 30, 2014;

  •
  our pro forma as adjusted cash and cash equivalents and capitalization as of June 30, 2014, giving effect to the following transactions:

  •
  the contribution by Fund A and Fund D of substantially all of their assets and liabilities to us in exchange for, in the aggregate, common units, subordinated units and cash, which will then be distributed to their respective members, including Landmark, as part of each fund's liquidation;

  •
  the purchase by Landmark from us of an additional           subordinated units for cash at the initial public offering price of our common units;

  •
  our issuance of all the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us; and

  •
  our entry into a new $            million revolving credit facility and borrowings of $74.0 million thereunder;

  •
  our pro forma as further adjusted cash and cash equivalents and capitalization as of June 30, 2014, giving effect to the adjustments described in the bullet points above, and to the issuance and sale of              common units in this offering and the application of the net proceeds of this offering, together with the proceeds from our sale of subordinated units to Landmark and borrowings under our new credit facility, in the manner described under "Use of Proceeds."

       This table is derived from, should be read together with and is qualified in its entirety by reference to the historical combined financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

	As of June 30, 2014
	Historical (Predecessor)	Pro Forma For Formation Transactions (Partnership)		Pro Forma As Further Adjusted (Partnership)
Cash and cash equivalents	$237,218	$		$

Long-term debt
Secured debt facilities(1)	$88,752,982		$88,752,982		–
Deferred purchase price obligations(2)	574,349		–		–
New revolving credit facility	–		74,000,000		74,000,000

Total long-term debt (including current maturities)	$89,327,331		$162,752,982		74,000,000

Partners' capital
Equity	$39,186,936
Common units – Public	–
Common units – Contributing Landmark Funds(3)	–
Subordinated units – Landmark(4)	–
General partner interest	–

Total partners' capital	39,186,936

Total capitalization	$128,514,267	$		$

(1)
As of August 31, 2014, our Predecessor had an aggregate of $92,066,596 of borrowings outstanding under the secured debt facilities.
(2)
Amount represents installment payments for the acquisition of real property interests. These will not become our obligations following the closing of this offering.
(3)
To be distributed to the Contributing Landmark Fund legacy members.
(4)
Includes           subordinated units purchased by Landmark concurrently with the closing of our initial public offering and            subordinated units Landmark will receive in connection with the contribution of interests from the Contributing Landmark Funds.

 DILUTION

       Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of June 30, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $          million, or $           per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per unit.

Assumed initial public offering price per common unit(1)	$
Historical net tangible book value per unit before this offering(2)
Increase in net tangible book value per unit attributable to formation transactions (other than this offering)
Pro forma net tangible book value per unit before this offering(2)
Increase in net tangible book value per unit attributable to this offering

Less: Pro forma net tangible book value per unit after this offering(3)

Immediate dilution in net tangible book value per common unit to purchasers in this offering(4)(5)	$

(1)
The midpoint of the price range set forth on the cover of this prospectus.
(2)
Determined by dividing the number of units (           common units and           subordinated units) to be issued to Landmark, Fund A and Fund D in exchange for their contribution of cash, assets and liabilities to us.
(3)
Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (           common units and           subordinated units) to be outstanding after the offering. When calculating pro forma net tangible book value per common unit, our proportionate limited partner interest in intangible assets and deferred charges amounts of approximately $            million and $            million, respectively, are excluded from the calculation of pro forma net tangible book value.
(4)
If the initial public offering price were to increase or decrease by $1.00 per common unit, the dilution in net tangible book value per common unit would equal $           and $           , respectively.
(5)
Assumes the underwriters' option to purchase additional common units from us is not exercised. If the underwriters' option to purchase additional common units from us is exercised in full, the immediate dilution in net tangible book value per common unit to purchasers in this offering would not change.

       The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units acquired			Total consideration
	Number	%		Amount	%
(in millions)
General partner and its affiliates(1)(2)(3)			%	$		%
Purchasers in this offering			%			%

Total		100.0%		$	100.0%

(1)
Upon the consummation of the transactions described in this prospectus, including the formation transactions and the offering, Landmark will own            subordinated units and our general partner, which owns all of the incentive distribution rights.
(2)
Assumes the underwriters' option to purchase additional common units from us is not exercised.
(3)
The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by our general partner and its affiliates, as of                     , 2014, was $            million.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

       The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, "Forward-Looking Statements" and "Risk Factors" should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

       For additional information regarding our historical and pro forma results of operations, please refer to our historical combined financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

General

  Rationale for Our Cash Distribution Policy

       Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to pay quarterly cash distributions in any specified amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. Generally, our available cash is our (1) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (2) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

  Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

       Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will pay quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. In addition, our general partner has considerable discretion in determining the amount of our available cash each quarter. The following factors will affect our ability to pay cash distributions, as well as the amount of any cash distributions we pay:

  •
  Our ability to pay cash distributions may be limited by certain covenants in our new revolving credit facility. Should we be unable to satisfy these covenants, we will be unable to pay cash distributions. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – New Revolving Credit Facility."

  •
  The amount of cash that we distribute and the decision to pay any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

  •
  While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to pay cash distributions, may be amended. During the subordination period our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read "Our Partnership Agreement – Amendment of Our Partnership Agreement – No Unitholder Approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. Upon completion of the formation transactions, Landmark will own our general partner and 40% of our total outstanding common units and subordinated units on an aggregate basis.

  •
  Under Section 17-607 of the DRULPA, we may not pay a cash distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

  •
  We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Distributions of Available Cash."

  •
  Our ability to pay cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to pay cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

  •
  If and to the extent our available cash materially declines from quarter to quarter, we may elect to reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

       To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Subordinated Units and Subordination Period."

  Our Ability to Grow is Dependent on our Ability to Access External Expansion Capital

       Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our new revolving credit facility and the future issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our new revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors – Risks Related to Our Business – Restrictions in our new revolving credit facility could adversely affect our results of operations, distributable cash flow and the value of our units." To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our new revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders.

 Our Minimum Quarterly Distribution

       Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $           per unit for each whole quarter, or $           per unit on an annualized basis. Our ability to pay cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "– General – Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We do not expect to pay distributions for the period that begins on                      , 2014, and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through                      , 2014, based on the actual length of the period.

       The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

	Aggregate minimum quarterly distributions
	Number of units	One quarter	Annualized (four quarters)
Common units		$1,287,947	$5,151,787
Subordinated units held by Landmark		858,631	3,434,524

Total		$2,146,578	$8,586,311

       Our general partner will initially own a non-economic general partner interest in us, which will not entitle it to receive cash distributions, and will also own all of the incentive distributions rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $           per unit per quarter.

       During the subordination period, before we pay any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter. In addition, following the subordination period, assuming no additional issuances of limited partnership interests, the annualized aggregate minimum quarterly distribution on our common units (including the subordinated units that have converted into common units) will equal $8,586,311 and common units will no longer be entitled to priority distributions over the formerly subordinated units or arrearages.

       Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to pay cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

       The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

       Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Right to Reset Incentive Distribution Levels."

       In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $           per unit for the twelve months ending December 31, 2015. In those sections, we present two tables, consisting of:

  •
  "Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended June 30, 2014, and the Year Ended December 31, 2013," in which we present the amount of distributable cash flow we would have generated on a pro forma basis for the twelve months ended June 30, 2014, and the year ended December 31, 2013, derived from our unaudited pro forma combined financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

  •
  "Estimated Distributable Cash Flow for the Twelve Months Ending December 31, 2015," in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution on all units for the twelve months ending December 31, 2015.

Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended June 30, 2014, and the Year Ended December 31, 2013

       If we had completed the formation transactions on January 1, 2013, pro forma distributable cash flow generated for the twelve months ended June 30, 2014, and the year ended December 31, 2013, would have been $9,674,354 and $8,531,429, respectively. The amount of distributable cash flow we must generate to support the payment of minimum quarterly distributions for four quarters on all our common and subordinated units to be outstanding immediately after this offering, is $8,586,311 (or an average of $2,146,578 per quarter). As a result, we would have had sufficient distributable cash flow on a pro forma basis to pay the aggregate minimum quarterly distributions on our common and subordinated units for the twelve months ended June 30, 2014, and to pay the full minimum quarterly distributions on our common units for the year ended December 31, 2013. However, we would have had sufficient distributable cash flow to pay only approximately 98% of the aggregate minimum quarterly distributions on our subordinated units for the year ended December 31, 2013.

       We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma combined financial statements have been prepared on an accrual basis. Moreover, the pro forma adjustments made below contain adjustments in addition to or different from the adjustments made on our pro forma financial statements appearing elsewhere herein. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we been formed on January 1, 2013 and July 1, 2013, respectively.

       We use the term "distributable cash flow" to measure whether we have generated from our operations, or "earned," a particular amount of cash sufficient to support the payment of the minimum quarterly distributions. Our partnership agreement contains the concept of "operating surplus" to determine whether our operations are generating sufficient cash to support the distributions that we are paying, as opposed to returning capital to our partners. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Operating Surplus and Capital Surplus – Operating Surplus." Because operating surplus is a cumulative concept (measured from the initial public offering date, and compared to cumulative distributions from the initial public offering date), we use the term distributable cash flow to approximate operating surplus on a quarterly or annual, rather than a cumulative, basis. As a result, distributable cash flow is not necessarily indicative of the actual cash we have on hand to distribute or that we are required to distribute.

       The following table illustrates, on a pro forma basis, for the twelve months ended June 30, 2014, and the year ended December 31, 2013, the amount of cash that would have been available for distribution to our unitholders and our general partner, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2013 and July 1, 2013, respectively. The pro forma adjustments presented below give effect to this offering and the related transactions. The pro forma amounts below are presented on a twelve-month basis, and there is no guarantee that we would have had available cash sufficient to pay the full minimum quarterly distribution on all of our outstanding units for each quarter within the twelve-month periods presented. Certain of the adjustments are explained in further detail in the footnotes to such adjustments.

	Pro Forma Twelve Months Ended June 30, 2014(1)	Pro Forma Year Ended December 31, 2013
Pro forma net income	$3,734,351	$4,799,232
Add:
Amortization expense	3,939,312	3,254,868
Interest expense(2)	3,310,000	3,310,000

Pro forma EBITDA(3)	$10,983,663	$11,364,100

Less:
Straight line rent adjustments	(124,881)	(153,542)
Amortization of above- and below-market rents	(532,748)	(351,643)
Unrealized gain on derivative financial instruments	—	(1,279,176)
Add:
Impairments	756,091	1,040,437
Acquisition-related expenses	31,434	318,600
Unrealized loss on derivative financial instruments	654,309	—
Capital contribution to fund general and administrative expense reimbursement(4)	756,486	442,653

Pro forma Adjusted EBITDA(3)	$12,524,354	$11,381,429

Less:
Expansion capital expenditures(5)	(17,444,681)	(28,830,369)
Maintenance capital expenditures(6)	–	–
Cash interest expense(7)	(2,850,000)	(2,850,000)
Incremental general and administrative expenses associated with being a publicly traded partnership(8)	–	–
Add:
Borrowings and capital contributions to fund expansion capital expenditures	17,444,681	28,830,369

Pro forma distributable cash flow	$9,674,354	$8,531,429

Implied cash distribution at the minimum quarterly distribution
Annualized minimum quarterly distribution per unit
Distributions to public common unitholders
Distributions to Contributing Landmark Fund legacy members – common units
Distributions to Landmark – subordinated units
Total distributions to our unitholders	$8,586,311	$8,586,311

Excess (shortfall) of distributable cash flow over aggregate annualized minimum quarterly distribution	$1,088,043	$(54,882)

(1)
Represents the combination of the pro forma results for the year ended December 31, 2013 and the six months ended June 30, 2014, which are included elsewhere in this prospectus, less the pro forma results for the six months ended June 30, 2013, which are not included in this prospectus.
(2)
Interest expense includes the amortization of deferred loan costs incurred in connection with establishing our new revolving credit facility.
(3)
For a definition of the non-GAAP financial measure of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Financial Data – Non-GAAP Financial Measures."
(4)
Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services Landmark will provide to us in support of our business, subject to an annual cap equal to the greater of $650,000 per year and 3% of our revenue. This cap on expenses will last until the earlier to occur of: (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering. The amounts we incurred in the twelve months ended June 30, 2014 and the year ended December 31, 2013, respectively, which would have been subject to our expense cap were $1,005,261 and $722,028 of general and administrative expenses and $401,225 and $370,625 of management fees to affiliates. We have treated the management fees paid to Landmark as an allocation of additional general and administrative expenses, which would have also been subject to the cap. Upon the closing of the offering and the formation transactions, Landmark's right to receive this management fee will be terminated. The amount of general and administrative expense incurred by Landmark in excess of the cap that are not required to be reimbursed by us will be reflected as a capital contribution in our financial statements rather than a reduction of our general and administrative expenses.

(5)
We have historically incurred expansion capital expenditures through the acquisition of real property interests, acquiring 23 and 171 tenant sites for the twelve months ended June 30, 2014 and the year ended December 31, 2013, respectively, which represented only a portion of Landmark's total acquisitions for these periods. Expansion capital expenditures are those cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Capital Expenditures." Also includes acquisition-related expenses of $31,434 and $318,600 for the twelve months ended June 30, 2014 and the year ended December 31, 2013, respectively.
(6)
We have historically had no maintenance capital expenditures because substantially all of our tenant lease arrangements are effectively triple net which means our tenants or the underlying property owners are contractually responsible for property-level operating expenses, including maintenance capital expenditures, taxes and insurance. We anticipate that effectively triple net lease arrangements will continue to represent substantially all of our tenant leases and, correspondingly, that we will continue to have no maintenance capital expenditures.
(7)
Represents interest expense on borrowings under our new revolving credit facility, excluding amortization of deferred loan costs.
(8)
We anticipate that we will incur $1.8 million of incremental general and administrative expenses as a result of becoming a publicly traded partnership, and under the omnibus agreement, we will reimburse Landmark for those expenses. For the twelve months ended June 30, 2014 and the year ended December 31, 2014, our pro forma general and administrative expenses exceeded the cap, so we would not have had to reimburse any amounts to Landmark for the incremental general and administrative expenses.

Estimated Distributable Cash Flow for the Twelve Months Ending December 31, 2015

       We forecast our estimated distributable cash flow for the twelve months ending December 31, 2015, will be approximately $9,015,626. This amount would exceed by $429,315 the amount needed to pay the aggregate annualized minimum quarterly distribution of $8,586,311 on all of our outstanding common and subordinated units for the twelve months ending December 31, 2015. The number of outstanding units on which we have based our estimate does not include any common units that may be issued under the long-term incentive plan that our general partner will adopt prior to the closing of this offering.

       We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated distributable cash flow for the twelve months ending December 31, 2015, and related assumptions set forth below to substantiate our belief that we will have sufficient available cash to pay the minimum quarterly distribution to all our unitholders for the twelve months ending December 31, 2015. Please read "Cash Distribution Policy and Restrictions on Distributions – Significant Forecast Assumptions" for further information as to the assumptions we have made for this forecast. This forecast is a forward-looking statement and should be read together with our historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate sufficient distributable cash flow to pay the minimum quarterly distribution to all unitholders for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

       The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. Neither Ernst & Young LLP nor any other independent accountants have audited, reviewed, compiled, nor performed any procedures with respect to the accompanying prospective financial information nor have they expressed any opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this prospectus relates to our historical financial statements and the combined historical financial statements of our Predecessor. It does not extend to the prospective financial information and should not be read to do so.

       When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated distributable cash flow.

       The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by us as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Please read "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" for a discussion of various factors that could materially affect our financial condition, results of operations, business, prospects and securities. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Partnership or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

       We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

       Additional information relating to the principal assumptions used in preparing the projections is set forth below.

       In light of the above, the statement that we believe that we will have sufficient distributable cash flow to allow us to pay the full minimum quarterly distribution on all our outstanding units for the twelve months ending December 31, 2015 should not be regarded as a representation by us or the underwriters or any other person that we will pay such distributions. Therefore, you are cautioned not to place undue reliance on this information.

       The following table presents our forecast of estimated distributable cash flow for the twelve months ending December 31, 2015 and the distributable cash flow, on a pro forma basis, for the twelve months ended June 30, 2014.

	Forecast Twelve Months Ending December 31, 2015		Pro forma Twelve Months Ended June 30, 2014(1)
Total revenue	$13,667,779		$13,849,148
Expenses:
Management fees to affiliate	–		(401,225)
Property operating	–		(17,165)
General and administrative	(2,500,000	)(2)	(1,005,261)
Acquisition-related	–		(31,434)
Amortization	(3,565,113)		(3,939,312)
Impairments	–		(756,091)

Total expenses	(6,065,113)		(6,150,488)
Other income and expenses
Interest expense	(3,809,000	)(3)	(3,310,000	)(3)
Unrealized loss on derivative financial instruments	–		(654,309)

Total other income and expenses	(3,809,000)		(3,964,309)

Net income	$3,793,666		$3,734,351
Add:
Amortization	3,565,113		3,939,312
Interest expense	3,809,000		3,310,000

Estimated/Pro Forma EBITDA(4)	$11,167,779		$10,983,663
Less:
Straight line rent adjustments	(62,232)		(124,881)
Amortization of above- and below-market rents	(590,921)		(532,748)
Add:
Impairments	–		756,091
Acquisition-related expenses	–		31,434
Unrealized loss on derivative financial instruments	–		654,309
Capital contribution to fund general and administrative expense reimbursement(5)	1,850,000		756,486

Estimated/Pro Forma Adjusted EBITDA	$12,364,626		$12,524,354
Less:
Expansion capital expenditures(6)	–		(17,444,681)
Maintenance capital expenditures(7)	–		–
Cash interest expense	(3,349,000	)(8)	(2,850,000	)(8)
Add:
Borrowings and capital contributions to fund expansion capital expenditures	–		17,444,681

Estimated/Pro Forma distributable cash flow	$9,015,626		$9,674,354
Implied cash distribution at the minimum quarterly distribution
Annualized minimum quarterly distribution per unit
Distributions to public common unitholders
Distributions to Contributing Landmark Fund legacy members – common units
Distributions to Landmark – subordinated units
Total distributions to our unitholders	$8,586,311		$8,586,311
Excess of distributable cash flow over aggregate annualized minimum quarterly distribution	$429,315		$1,088,043

(1)
Represents the combination of the pro forma results for the year ended December 31, 2013 and the six months ended June 30, 2014, which are included elsewhere in this prospectus, less the pro forma results for the six months ended June 30, 2013, which are not included in this prospectus.

(2)
Forecast twelve months ending December 31, 2015 includes $1.8 million of estimated incremental annual expenses associated with being a publicly traded partnership.
(3)
Represents interest expense on borrowings under our new revolving credit facility.
(4)
For a definition of EBITDA and Adjusted EBITDA and a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP, and for a discussion of how we use EBITDA and Adjusted EBITDA to evaluate our operating performance please read "Selected Historical and Pro Forma Combined Financial Data – Non-GAAP Financial Measures."
(5)
Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services Landmark will provide to us in support of our business, subject to an annual cap equal to the greater of $650,000 per year and 3% of our revenue. This cap on expenses will last until the earlier to occur of: (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering. The amount of general and administrative expense incurred by Landmark in excess of the cap that will not be required to be reimbursed by us will be reflected as a capital contribution in our financial statements rather than a reduction of our general and administrative expenses.
(6)
We have historically incurred expansion capital expenditures through the acquisition of real property interests, acquiring 23 and 171 tenant sites for the twelve months ended June 30, 2014 and the year ended December 31, 2013, respectively, which acquisitions by us represented only a portion of Landmarks' total acquisitions for these periods. We have assumed no expansion capital expenditures for the forecasted period.
(7)
We have historically had no maintenance capital expenditures because our tenant lease arrangements are effectively triple net, which generally means our tenants or the underlying property owners are contractually responsible for property-level operating expenses, including maintenance capital expenditures, taxes and insurance. We anticipate that effectively triple net lease arrangements will continue to represent substantially all of our tenant leases and, correspondingly, that we will continue to have no maintenance capital expenditures.
(8)
Represents interest expense on borrowings under our new revolving credit facility, excluding amortization of deferred loan costs.

Significant Forecast Assumptions

       The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending December 31, 2015. While the assumptions discussed below are not all-inclusive, they include those that we believe are material to our forecasted results of operations, and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate. Except for the impact of asset acquisitions subsequent to June 30, 2014 and prior to the commencement of the forecast period and as set forth below, there are no material differences expected for the period from July 1, 2014 through the commencement of the forecast period on January 1, 2015.

  Revenue

       We generate revenue primarily from leasing our real property interests to owners and operators of infrastructure assets in the wireless communication, outdoor advertising and renewable power generation industries.

       In forecasting revenue from our real property interests, we have based our projections on the following assumptions:

  •
  We have generally assumed we will collect rental revenue, including increases in rental revenue from contractual rent escalators and revenue sharing arrangements, pursuant to the terms of our existing leases, subject to the occupancy rate discussion below. As of August 31, 2014, 95% of our tenant leases contained contractual rent escalators, 88% of which were fixed-rate (with an average annual escalation rate of approximately 2.6%) and 7% of which were tied to CPI. For the purposes of forecasting CPI-based rent increases, we forecast CPI based on recent CPI history and future expectations.

  •
  For leases that contain revenue sharing agreements we have based our forecast on actual recent revenue sharing amounts, without assuming increases or decreases.

  •
  Although historically 99% of our available tenant sites have been actively leased, we have forecast an occupancy rate of approximately 97%, which is consistent with our long-term expectations and reflects potential lease cancellations associated with tenant consolidation and other unforeseen circumstances.

  •
  We have not forecasted additional revenue resulting from future lease amendments.

  •
  Straight line rent adjustments are forecasted based on the contractual terms of the leases in place, subject to adjustment for the previous factors, and above- and below-market lease intangible amortization is based on the existing balance of above- and below-market intangibles and their associated estimated lives.

       To forecast interest income on our receivables, we have forecasted the amount of interest income we expect to realize based on the contractual payments expected to be received and the related receivable amortization schedule. Please read "Business and Properties – Our Initial Portfolio of Real Property Interests – Other Assets."

       As shown in the following table, we estimate that we will generate revenue of $13,667,779 for the twelve months ending December 31, 2015 compared to pro forma revenue of $13,849,148 and $12,543,068 for the twelve months ended June 30, 2014 and the year ended December 31, 2013, respectively. The forecasted revenue reflects only the assets to be contributed to us in connection with this offering and formation transactions and does not account for potential acquisitions we may complete in the twelve months following the closing of this offering.

		Pro Forma Revenue for Twelve Months Ended
	Forecasted Revenue for Twelve Months Ending December 31, 2015
		June 30, 2014	December 31, 2013
Real Property Interests
Wireless Communication	$10,950,502	$11,376,088	$10,146,943
Outdoor Advertising	2,073,469	1,849,943	1,686,124
Renewable Power Generation	30,962	–	–

Subtotal – Revenue from Real Property Interests	$13,054,933	$13,226,031	$11,833,067
Interest Income on Receivables	612,846	623,117	710,001

Total Revenue	$13,667,779	$13,849,148	$12,543,068

  Operating Expenses

       Substantially all of our tenant sites are subject to effectively triple net lease arrangements, meaning that our tenants or the underlying property owners are contractually responsible for property-level operating expenses. For the pro forma twelve months ended June 30, 2014 and the year ended December 31, 2013, our property-level operating expenses were less than 1% of revenue. For this reason, we have not forecast any property-level operating expenses for the twelve months ending December 31, 2015.

  General and Administrative Expense

       Our general and administrative expense consisted of $1,005,261 and $722,028 of pro forma general and administrative expense and $401,225 and $370,625 of pro forma management fees to affiliates for the twelve months ended June 30, 2014 and the year ended December 31, 2013, respectively. For the twelve months ending December 31, 2015, we anticipate general and administrative expenses of $2.5 million, with the increase primarily a result of $1.8 million of incremental expenses we expect to incur as a result of becoming a public company, including, but not limited to, board of directors' fees and expenses, directors' and officers' insurance, Sarbanes-Oxley Act of 2002 compliance costs, SEC reporting expenses and incremental audit and tax fees. Our pro forma historical results also include the management fee charged by Landmark to cover certain administrative costs as the managing member of the Contributing Landmark Funds. The amount of the management fees paid to Landmark was $401,225 and $370,625 for the twelve months ended June 30, 2014 and the year ended December 31, 2013. Concurrent with the closing of this offering, Landmark's right to receive the management fee for managing these assets will be terminated and we will instead reimburse Landmark for certain general and administrative expenses incurred by Landmark pursuant to the omnibus agreement, subject to a cap, as described below.

       Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services Landmark will provide to us in support of our business, subject to an annual cap equal to the greater of $650,000 per year and 3% of our revenue. This cap on expenses will last until the earlier to occur of (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering. To the extent such general and administrative expenses exceed the cap amount, we will not be required to reimburse Landmark for such excess and reimbursement for the excess will be reflected on our financial statements as a capital contribution from Landmark rather than as a reduction of our general and administrative expenses, except for expenses of Landmark and its affiliates that would otherwise have been allocated to us, which are not included in our forecasted general and administrative expenses. For the forecast period, we have assumed the cap would apply for our general and administrative expenses in excess of $650,000 and, as a result, in calculating our forecasted Adjusted EBITDA, we have added back a capital contribution of $1,850,000. In addition, due to the cap, additional expenses of $        that would have been allocated to us by our general partner are not included in our forecasted general and administrative expenses.

       For a more complete description of these agreements and the services covered by it, please read "Certain Relationships and Related Party Transactions – Agreements Governing the Transactions – Omnibus Agreement."

  Amortization Expense

       We estimate that amortization expense will be $3,565,113 for the twelve months ending December 31, 2015 compared to $3,939,312 and $3,254,868 for the pro forma twelve months ended June 30, 2014 and the year ended December 31, 2013, respectively. We forecast amortization expense based on the expected cost basis of our assets and their related amortization lives.

  Financing

       We estimate that interest expense for the twelve months ending December 31, 2015 will be $3,809,000, compared to $3,310,000 for each of the pro forma twelve months ended June 30, 2014 and the year ended December 31, 2013, respectively. Our forecasted interest expense for the twelve months ending December 31, 2015 is based on the following assumptions:

  •
  an effective interest rate of approximately 5.1%, based on:

  •
  expected applicable base rates and spreads pursuant to the new revolving credit facility that we will put in place in connection with this offering;

  •
  the impact of certain hedging activities that we intend to execute, reflecting our anticipated mix of borrowings subject to either fixed or floating interest rates;

  •
  annual commitment fees associated with undrawn capacity, as well as the amortization of estimated deferred issuance costs incurred in connection with our new revolving credit facility; and

  •
  we will remain in compliance with the financial and other covenants in our new revolving credit facility.

       The effective interest rate of 4.5% used to calculate pro forma interest expense for the twelve months ended June 30, 2014 and the year ended December 31, 2013 was based on the same assumptions as the forecast period, other than the assumptions with respect to hedging activities.

  Capital Expenditures

       We estimate that we will have no capital expenditures for the twelve months ending December 31, 2015. Substantially all of our lease arrangements are effectively triple net, meaning that our tenants or the underlying property owners are responsible for property-level expenses, including maintenance capital expenditures. For this reason, we expect to have no maintenance capital expenditures. No maintenance capital expenditures were incurred during the pro forma twelve months ended June 30, 2014 or the year ended December 31, 2013. Further, we have assumed no expansion capital expenditures for the twelve months ending December 31, 2015. Although we have not forecasted any expansion capital expenditures, we may make expansion capital expenditures in connection with acquisitions from

Landmark or its affiliates or unrelated third parties. We would expect to finance any acquisitions with the issuance of additional equity or the incurrence of additional debt.

  Regulatory, Industry and Economic Factors

       Our forecast of estimated distributable cash flow for the twelve months ending December 31, 2015 is based on the following significant assumptions related to regulatory, industry and economic factors:

  •
  There will not be any new federal, state, or local regulation, or any interpretation of existing regulation which will be materially adverse to our business;

  •
  There will not be any material accidents, weather-related incidents, or similar unanticipated events with respect to our assets; and

  •
  There will not be any material adverse changes in the wireless communication, outdoor advertising or renewable power generation industries, or to overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

       Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

  General

       Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending               , 2014, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through                      , 2014, based on the actual length of the period.

  Definition of Available Cash

       Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

  •
  less, the amount of cash reserves established by our general partner to:

  –
  provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future debt service requirements);

  –
  comply with applicable law, any of our or our subsidiaries' debt instruments or other agreements; or

  –
  provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter).

  •
  plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

       The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

  Intent to Distribute the Minimum Quarterly Distribution

       Under our current cash distribution policy, we intend to pay a minimum quarterly distribution to the holders of our common units and subordinated units of $           per unit, or $           per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to pay any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – New Revolving Credit Facility" for a discussion of the restrictions included in our new revolving credit facility that may restrict our ability to pay distributions.

  General Partner Interest and Incentive Distribution Rights

       Initially, our general partner will own a non-economic general partner interest in us, which will not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

       Our general partner will also initially hold incentive distribution rights that will entitle it to receive increasing percentages, up to a maximum of 50%, of the available cash we distribute from operating surplus (as defined below) in excess of $           per unit per quarter. The maximum distribution of 50% does not include any distributions that our general partner or its affiliates may receive on common or subordinated units that they own. Please read "Our Partnership Agreement" for additional information.

Operating Surplus and Capital Surplus

  General

       All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

  Operating Surplus

       We define operating surplus as:

  •
  $            million (as described below); plus

  •
  all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of an interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such interest rate hedge; plus

  •
  working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

  •
  cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

  •
  all of our operating expenditures (as defined below) after the closing of this offering; less

  •
  the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

  •
  all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

       As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $            million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

       The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

       We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) sales of equity securities, and (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

       We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, cash interest expense, payments made in the ordinary course of business under interest rate hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract and amounts paid in connection with the initial purchase of an interest rate hedge contract will be amortized over the life of such interest rate hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

  •
  repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

  •
  payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

  •
  expansion capital expenditures;

  •
  payment of transaction expenses (including taxes) relating to interim capital transactions;

  •
  distributions to our partners;

  •
  repurchases of partner interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

  •
  any other expenditures or payments using the proceeds of this offering that are described in "Use of Proceeds."

  Capital Surplus

       Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

  •
  borrowings other than working capital borrowings;

  •
  sales of our equity and debt securities;

  •
  sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

  •
  capital contributions received.

  Characterization of Cash Distributions

       All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $            million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will pay any distributions from capital surplus.

Capital Expenditures

       Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income.

       Unlike a number of other master limited partnerships, we initially do not expect to retain cash from our operations for maintenance capital expenditures, primarily due to the long-lived nature of our real property interests and the effectively triple net nature of our tenant lease arrangements. For each of the twelve months ended June 30, 2014 and the year ended December 31, 2013, we incurred no maintenance capital expenditures. In addition to not bearing responsibility for maintenance capital expenditures, we expect our revenue from existing assets to increase over time through contractual rent escalators, tenant revenue sharing arrangements and lease amendments, none of which require capital investment to achieve. Please read "Business and Properties – Business Strategies – Increase Cash Flow without Additional Capital Investment." In the future, the board of directors of our general partner may decide to retain cash for maintenance capital expenditures, which may have an adverse impact on our distributable cash flow.

       Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of additional real property interests from Landmark, and from third parties, to the extent such acquisitions are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

       Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

  General

       Our partnership agreement provides that, during the subordination period (as defined below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $           per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

  Subordination Period

       Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending December 31, 2017, that each of the following tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $           (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $           (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

  Early Termination of the Subordination Period

       Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending December 31, 2015, that each of the following tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $           (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

  •
  the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $           (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (2) the corresponding distributions on the incentive distribution rights; and

  •
  there are no arrearages in payment of the minimum quarterly distributions on the common units.

  Expiration Upon Removal of the General Partner

       In addition, if the unitholders remove our general partner other than for cause:

  •
  the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner;

  •
  if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

  •
  our general partner will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests.

  Expiration of the Subordination Period

       When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

  Adjusted Operating Surplus

       Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

  •
  operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption "– Operating Surplus and Capital Surplus – Operating Surplus" above); less

  •
  any net increase in working capital borrowings with respect to that period; less

  •
  any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

  •
  any net decrease in working capital borrowings with respect to that period; plus

  •
  any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

  •
  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash From Operating Surplus During the Subordination Period

       We will pay distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

  •
  first, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

  •
  second, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

  •
  third, to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "– General Partner Interest and Incentive Distribution Rights" below.

Distributions of Available Cash From Operating Surplus After the Subordination Period

       We will pay distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

  •
  first, to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "– General Partner Interest and Incentive Distribution Rights" below.

       The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

       Our partnership agreement provides that our general partner initially will own a non-economic general partner interest and therefore not be entitled to distributions that we make prior to our liquidation, other than through common interests that it subsequently acquires or through the incentive distribution rights.

       Incentive distribution rights represent the right to receive an increasing percentage (15%, 25% and 50%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved for certain specified time periods. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

       The following discussion assumes that our general partner continues to own the incentive distribution rights.

       If for any quarter:

  •
  we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

  •
  we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

       then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

  •
  first, to all unitholders, pro rata, until each unitholder receives a total of $           per unit for that quarter (the "first target distribution");

  •
  second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $           per unit for that quarter (the "second target distribution");

  •
  third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $           per unit for that quarter (the "third target distribution"); and

  •
  thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

       The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under "Marginal percentage interest in distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total quarterly distribution per unit target amount." The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner assume that our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

			Marginal percentage interest in distributions
	Total quarterly distribution per unit target amount		Unitholders	General Partner
Minimum Quarterly Distribution	$		100%	0%
First Target Distribution	above $	up to $	100%	0%
Second Target Distribution	above $	up to $	85%	15%
Third Target Distribution	above $	up to $	75%	25%
Thereafter	above $		50%	50%

Right to Reset Incentive Distribution Levels

       Our general partner, as the initial holder of the incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of the incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right of the holder of the incentive distribution rights to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to the holder of the incentive distribution rights are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the incentive distribution rights will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

       In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the "cash parity" value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period.

       The number of common units that our general partner (or the then-holder of the incentive distribution rights, if other than our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

       Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

  •
  first, to all unitholders, pro rata, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

  •
  second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

  •
  third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

  •
  thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

       The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $           .

		Marginal percentage interest in distributions
				Quarterly distribution per unit following hypothetical reset
	Quarterly distribution per unit prior to reset	Common unitholders	Incentive distribution rights
Minimum Quarterly Distribution		$100%	–	$
First Target Distribution	above $ up to $	100%	–	above $ up to $ (1)
Second Target Distribution	above $ up to $	85%	15%	above $ up to $ (2)
Third Target Distribution	above $ up to $	75%	25%	above $ up to $ (3)
Thereafter	above $	50%	50%	above $ (3)

(1)
This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)
This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)
This amount is 150% of the hypothetical reset minimum quarterly distribution.

       The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be               common units outstanding and the average distribution to each common unit would be $           per quarter for the two consecutive non-overlapping quarters prior to the reset.

Cash distribution to general partner prior to reset
Cash distributions to common unitholders prior to reset
	Quarterly distribution per unit prior to reset		Common units	Incentive distribution rights		Total	Total distributions
Minimum Quarterly Distribution	$	$	$–		$–	$	$
First Target Distribution	above $ up to $		–		–
Second Target Distribution	above $ up to $		–
Third Target Distribution	above $ up to $		–
Thereafter	above $		–

		$	$–	$		$	$

       The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be              common units outstanding and that the average distribution to each common unit would be $           . The number of common units issued as a result of the reset was calculated by dividing (x)  $           as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $           .

Cash distribution to general partner after reset
Cash distributions to common unitholders after reset
	Quarterly distribution per unit after reset			Common units		Incentive distribution rights	Total		Total distributions
Minimum Quarterly Distribution	$	$		$		$–	$		$
First Target Distribution	above $ up to $		–		–	–		–		–
Second Target Distribution	above $ up to $		–		–	–		–		–
Third Target Distribution	above $ up to $		–		–	–		–		–
Thereafter	above $		–		–	–		–		–

		$		$		$–	$		$

       Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

  How Distributions from Capital Surplus will be made

       We will pay distributions of available cash from capital surplus, if any, in the following manner:

  •
  first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

  •
  second, to all unitholders, pro rata, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

  •
  thereafter, as if they were from operating surplus.

       The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

  Effect of a Distribution from Capital Surplus

       Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, the effects of distributions of capital surplus may make it easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

       Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. Then, after distributing an amount of capital surplus for each common unit equal to any unpaid arrearages of the minimum quarterly distributions on outstanding common units, we will then pay all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 50% to the holder of the incentive distribution rights.

Adjustment of the Minimum Quarterly Distribution and Target Distribution Levels

       In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units (commonly referred to as a "reverse split") or subdivide our units into a greater number of units (commonly referred to as a "split"), we will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  target distribution levels;

  •
  the unrecovered initial unit price; and

  •
  the arrearages per common unit in payment of the minimum quarterly distribution on the common units.

       For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be split into two units. We will not make any adjustment by reason of the issuance of additional units for cash or property (including additional common units issued under any compensation or benefit plans).

       In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner's estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

  General

       If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation (as described below).

       The allocations of gain and loss upon our liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a liquidation preference over the holders of outstanding subordinated units, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units plus, along with the subordinated units, a portion of any remaining funds, as described below. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

  Manner of Adjustments for Gain

       The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

  •
  first, to our general partner to the extent of any negative balance in its capital account;

  •
  second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

  (1)
  the unrecovered initial unit price;

  (2)
  the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

  (3)
  any unpaid arrearages in payment of the minimum quarterly distribution;

  •
  third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of:

  (1)
  the unrecovered initial unit price; and

  (2)
  the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

  •
  fourth, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

  •
  fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

  •
  sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

  •
  thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

       The percentages set forth above are based on the assumptions that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

       If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

  Manner of Adjustments for Losses

       If the liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

  •
  first, to the holders of subordinated units in proportion to the positive balances in their capital accounts, until the capital accounts of the subordinated unitholders have been reduced to zero;

  •
  second, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

  •
  thereafter, 100% to our general partner.

       The percentages set forth above are based on the assumption that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

       If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

  Adjustments to Capital Accounts

       Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners' capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders' capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

       The following table shows selected historical and pro forma combined financial data of Landmark Infrastructure Partners LP Predecessor, our predecessor for accounting purposes (our "Predecessor"), and selected unaudited pro forma combined financial data of Landmark Infrastructure Partners LP for the periods and as of the dates indicated. The selected historical interim combined financial data of our Predecessor as of June 30, 2014, and for the six months ended June 30, 2014 and 2013, are derived from the unaudited interim combined financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical interim balance sheet data of our Predecessor as of June 30, 2013 are derived from the unaudited interim balance sheet as of June 30, 2013 not included herein. The selected historical combined financial data of our Predecessor as of, and for the years ended, December 31, 2013 and 2012, are derived from the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

       The selected unaudited pro forma combined financial data presented in the following table for the six months ended June 30, 2014, and for the year ended December 31, 2013, are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of June 30, 2014, and the unaudited pro forma combined statements of operations for the year ended December 31, 2013, and the six months ended June 30, 2014, assume the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

  •
  the contribution by Fund A and Fund D of substantially all of their assets and liabilities to us in exchange for, in the aggregate,           common units,           subordinated units and cash, which will then be distributed to their respective members, including Landmark, as part of each fund's liquidation;

  •
  the purchase by Landmark from us of an additional           subordinated units for cash at the initial public offering price of our common units;

  •
  our issuance of all the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

  •
  our issuance of           common units to the public in this offering, representing a    % limited partner interest in us;

  •
  our entry into a new $            million revolving credit facility and borrowing of $74.0 million thereunder;

  •
  the application of the net proceeds from this offering, together with the proceeds from our concurrent sale of subordinated units to Landmark and borrowings under our new revolving credit facility as described in "Use of Proceeds," including the repayment of $89.0 million under the assumed secured debt facilities and settlement of related interest rate swaps;

  •
  our entry into an omnibus agreement with Landmark and each of the Remaining Landmark Funds; and

  •
  the adjustment of the basis of certain contributed assets and liabilities to Landmark's basis, which reflects the change in control of Landmark that occurred in December 2012, as a result of accounting for the transaction as a reorganization of entities under common control pursuant to Accounting Standards Codification 805, Business Combinations (ASC 805).

       The unaudited pro forma combined financial statements do not give effect to an estimated $1.8 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership. In addition, while we give pro forma effect to the costs we will incur under the omnibus agreement that we will enter into with Landmark and certain of its affiliates, including the Remaining Landmark Funds, as of the closing of this offering, those adjustments in the aggregate have yielded a similar result to the costs that our Predecessor incurred historically.

	Six Months Ended June 30,			Year Ended December 31,
	Partnership Pro Forma Combined	Predecessor Historical Combined		Partnership Pro Forma Combined	Predecessor Historical Combined
	2014	2014	2013	2013	2013	2012
Statement of Operations Data:
Revenue
Rental revenue	$6,616,928	$6,613,560	$5,243,096	$11,833,067	$11,887,802	$6,414,441
Interest income on receivables	337,583	334,408	381,219	710,001	742,185	356,348

Total revenue	6,954,511	6,947,968	5,624,315	12,543,068	12,629,987	6,770,789
Expenses
Management fees to affiliate	202,330	202,330	171,730	370,625	370,625	209,091
Property operating	21,805	21,805	11,094	6,454	6,454	26,267
General and administrative	531,958	531,958	248,725	722,028	722,028	191,293
Acquisition-related	–	–	287,166	318,600	318,600	727,158
Amortization	1,739,311	1,275,552	1,055,738	3,254,868	2,313,092	1,381,265
Impairments	8,450	8,450	126,500	1,040,437	573,575	183,271

Total expenses	2,503,854	2,040,095	1,900,953	5,713,012	4,304,374	2,718,345
Other income and expenses
Interest expense	(1,655,000)	(2,303,931)	(1,669,656)	(3,310,000)	(3,840,359)	(1,476,207)
Unrealized gain (loss) on derivative financial instruments	(487,789)	(487,789)	1,445,696	1,279,176	1,279,176	(1,016,716)

Total other income and expenses	(2,142,789)	(2,791,720)	(223,960)	(2,030,824)	(2,561,183)	(2,492,923)

Net income	$2,307,868	$2,116,153	$3,499,402	$4,799,232	$5,764,430	$1,559,521

Net income per limited partner unit (basic and diluted):
Common units	$			$
Subordinated units
Balance Sheet Data (End of Period):
Land and real property interests, before accumulated amortization	$170,191,142	$123,453,985	$118,380,432		$122,955,842	$92,777,396
Land and real property interests, after accumulated amortization	$165,802,098	$119,055,603	$116,054,573		$119,598,353	$91,326,506
Total assets	$185,286,739	$136,960,329	$137,625,221		$138,405,319	$133,803,753
Secured debt facilities	$74,000,000	$88,752,982	$84,630,454		$89,336,688	$67,301,683
Total liabilities	$83,990,741	$97,773,393	$92,820,053		$97,708,413	$74,485,876
Equity	$101,295,998	$39,186,936	$44,805,168		$40,696,906	$59,317,877
Statement of Cash Flow Data:
Cash flow provided by operating activities		$3,073,369	$3,253,637		$8,271,287	$4,275,673
Cash flow provided by (used in) investing activities		$382,958	$(23,875,151)		$(27,809,401)	$(63,953,318)
Cash flow provided by (used in) financing activities		$(4,256,436)	$(2,502,062)		$(4,672,696)	$84,767,223
Other Data:
Total number of leased tenant sites (end of period)	672	672	649	672	672	501
EBITDA	$5,702,179	$5,695,636	$6,224,796	$11,364,100	$11,917,881	$4,416,993
Adjusted EBITDA	$5,984,746	$5,897,283	$4,903,769	$11,381,429	$10,930,271	$6,003,895

(1)
For a definition of the non-GAAP financial measure of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Financial Data – Non-GAAP Financial Measures."

 Non-GAAP Financial Measures

       We define EBITDA as net income before interest, income taxes, depreciation and amortization, and we define Adjusted EBITDA as EBITDA before impairments, acquisition-related costs, straight line rental adjustments, amortization of above- and below-market lease intangibles, unrealized gain or loss on derivative financial instruments and the capital contribution to fund our general and administrative expense reimbursement. EBITDA and Adjusted EBITDA should not be considered an alternative to net income (determined in accordance with GAAP) as an indication of our performance, and we believe that to understand our performance further, EBITDA and Adjusted EBITDA should be compared with our reported net income in accordance with GAAP, as presented in our combined financial statements.

       EBITDA and Adjusted EBITDA are non-GAAP supplemental financial measures that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

  •
  our operating performance as compared to other publicly traded limited partnerships, without regard to historical cost basis or, in the case of EBITDA and Adjusted EBITDA, financing methods;

  •
  the ability of our business to generate sufficient cash to support our decision to make distributions to our unitholders;

  •
  our ability to incur and service debt and fund capital expenditures; and

  •
  the viability of acquisitions and the returns on investment of various investment opportunities.

       We believe that the presentation of EBITDA and Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA and Adjusted EBITDA are net income and net cash provided by operating activities. Neither EBITDA nor Adjusted EBITDA should be considered an alternative to GAAP net income, net cash provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Each of EBITDA and Adjusted EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income or net cash provided by operating activities, and these measures may vary from those of other companies. You should not consider EBITDA or Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. As a result, because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

       The following table sets forth a reconciliation of our pro forma and historical EBITDA and Adjusted EBITDA for the periods presented to net income and net cash provided by operating activities:

	Six Months Ended June 30,			Year Ended December 31,
	Partnership Pro Forma Combined	Predecessor Historical Combined		Partnership Pro Forma Combined	Predecessor Historical Combined
	2014	2014	2013	2013	2013	2012
Reconciliation of EBITDA and Adjusted EBITDA to Net Income
Net income	$2,307,868	$2,116,153	$3,499,402	$4,799,232	$5,764,430	$1,559,521
Interest expense	1,655,000	2,303,931	1,669,656	3,310,000	3,840,359	1,476,207
Amortization	1,739,311	1,275,552	1,055,738	3,254,868	2,313,092	1,381,265

EBITDA	$5,702,179	$5,695,636	$6,224,796	$11,364,100	$11,917,881	$4,416,993
Impairments	8,450	8,450	126,500	1,040,437	573,575	183,271
Acquisition-related	–	–	287,166	318,600	318,600	727,158
Unrealized (gain) loss on derivative financial instruments	487,789	487,789	(1,445,696)	(1,279,176)	(1,279,176)	1,016,716
Straight line rent adjustments	(36,715)	(31,320)	(76,862)	(153,542)	(134,008)	(126,706)
Amortization of above- and below-market rents, net	(261,245)	(263,272)	(212,135)	(351,643)	(466,601)	(213,537)
Capital contribution to fund general and administrative expense reimbursement	84,288	–	–	442,653	–	–

Adjusted EBITDA	$5,984,746	$5,897,283	$4,903,769	$11,381,429	$10,930,271	$6,003,895
Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities
Net cash provided by operating activities		$3,073,369	$3,253,637		$8,271,287	$4,275,673
Unrealized (gain) loss on derivative financial instruments		(487,789)	1,445,696		1,279,176	(1,016,716)
Amortization		(1,275,552)	(1,055,738)		(2,313,092)	(1,381,265)
Amortization of above- and below-market rents, net		263,272	212,135		466,601	213,537
Amortization of deferred loan costs		(429,031)	(279,175)		(751,352)	(254,454)
Receivables interest accretion		44,442	58,748		68,977	49,978
Impairments		(8,450)	(126,500)		(573,575)	(183,271)
Allowance for doubtful accounts and loan losses		(4,465)	–		(25,334)	(1,036)
Working capital changes		940,357	(9,401)		(658,258)	(142,925)

Net income		$2,116,153	$3,499,402		$5,764,430	$1,559,521

Interest expense		2,303,931	1,669,656		3,840,359	1,476,207
Amortization		1,275,552	1,055,738		2,313,092	1,381,265

EBITDA		$5,695,636	$6,224,796		$11,917,881	$4,416,993

Impairments		8,450	126,500		573,575	183,271
Acquisition-related		–	287,166		318,600	727,158
Unrealized gain (loss) on derivative financial instruments		487,789	(1,445,696)		(1,279,176)	1,016,716
Straight line rent adjustments		(31,320)	(76,862)		(134,008)	(126,706)
Amortization of above- and below-market rents, net		(263,272)	(212,135)		(466,601)	(213,537)
Capital contribution to fund general and administrative expense reimbursement		—	—		—	—

Adjusted EBITDA		$5,897,283	$4,903,769		$10,930,271	$6,003,895

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

       The following is a discussion and analysis of (i) our anticipated financial condition immediately following the offering and (ii) the historical results of operations of our predecessor for accounting purposes (our "Predecessor"), consisting of the assets of the Contributing Landmark Funds that we will acquire and operate following the offering and formation transactions inclusive of the operations of the real property interests during the period prior to being owned by the Contributing Landmark Funds. You should read the following discussion of the financial condition and results of operations for Landmark Infrastructure Partners LP in conjunction with the historical combined financial statements and notes of our Predecessor and our unaudited pro forma combined financial statements included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma combined financial statements include more detailed information regarding the basis of presentation for the following information. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied in forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus. You should read the following discussion together with "Forward-Looking Statements" and the pro forma and combined historical financial statements and related notes included elsewhere in this prospectus.

Overview

       We are a newly organized growth-oriented master limited partnership formed by Landmark to own and manage a portfolio of real property interests that we lease to companies in the wireless communication, outdoor advertising and renewable power generation industries. We were formed to succeed to the business of the Predecessor, which is operated and managed by Landmark. We generate revenue and cash flow from existing tenant leases of our real property interests to wireless carriers, cellular tower owners, outdoor advertisers and renewable power producers.

       As a result of this offering and the formation transactions, our future financial condition and results of operations will differ significantly from, and will not be comparable with, the historical financial position and results of operations of the Predecessor. Please refer to our unaudited pro forma combined financial statements and related notes included elsewhere in this prospectus, which present on a pro forma basis the condition and results of operations of our Partnership as if our formation transactions and this offering and the application of the net proceeds thereof had all occurred on June 30, 2014 for the pro forma combined balance sheet, and on January 1, 2013 for the pro forma combined statements of operations. The unaudited pro forma combined financial statements are not necessarily indicative of what our actual financial position and results of operations would have been as of the date or for the periods indicated, nor does it propose to represent our future financial position or results of operations.

How We Generate Rental Revenue

       We generate rental revenue and cash flow from existing leases of our tenant sites to wireless carriers, cellular tower owners, outdoor advertisers and renewable power producers. The amount of rental revenue generated by the assets in our portfolio depends principally on occupancy levels and the tenant lease rates and terms at our tenant sites.

       We believe the terms of our tenant leases provide us with stable and predictable cash flow that will support consistent, growing distributions to our unitholders. Substantially all of our tenant lease arrangements are effectively triple net, meaning that our tenants or the underlying property owners are contractually responsible for property-level operating expenses, including maintenance capital expenditures, property taxes and insurance. In addition, over 95% of our tenant leases have contractual fixed-rate escalators or CPI-based rent escalators, and some of our tenant leases contain revenue-sharing provisions in addition to the base monthly or annual rental payments. Occupancy rates under our tenant leases have historically been very high. We also believe we are well positioned to negotiate higher rents in advance of lease expirations as tenants request lease amendments to accommodate equipment upgrades or add tenants to increase co-location.

       Future economic or regional downturns affecting our submarkets that impair our ability to renew or re-lease our real property interests and other adverse developments that affect the ability of our tenants to fulfill their lease obligations, such as tenant bankruptcies, could adversely affect our ability to maintain or increase rental rates at our sites. Adverse developments or trends in one or more of these factors could adversely affect our rental revenue and tenant recoveries in future periods.

How We Evaluate Our Operations

       Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (1) occupancy, (2) operating and maintenance expenses; (3) Adjusted EBITDA; and (4) distributable cash flow.

  Occupancy

       The amount of revenue we generate primarily depends on our occupancy rate. Occupancy rates under our tenant leases have historically been very high. As of August 31, 2014, we had a 99% occupancy rate with 687 of our 692 available tenant sites leased. In addition, we believe the infrastructure assets at our tenant sites are essential to the ongoing operations and profitability of our tenants. Combined with the challenges and costs of relocating the infrastructure, we believe that we will continue to enjoy high tenant retention and occupancy rates.

       There has been significant consolidation in the wireless communication industry in the last 2 years. In 2013, T-Mobile acquired MetroPCS and Sprint acquired the remaining interest in Clearwire, and in 2014 AT&T acquired Leap Wireless. Recent consolidation and any potential future consolidation in the wireless industry could lead to rationalization of wireless networks and reduce demand for tenant sites.

  Operating and Maintenance Expenses

       Substantially all of our tenant sites are subject to effectively triple net lease arrangements, which require the tenant or the underlying property owner to pay all utilities, property taxes, insurance and repair and maintenance costs. Our overall financial results could be impacted to the extent the owners of the fee interest in the real property or our tenants do not satisfy their obligations.

  Adjusted EBITDA and Distributable Cash Flow

       We define EBITDA as net income before interest, income taxes, depreciation and amortization, and we define Adjusted EBITDA as EBITDA before impairments, acquisition-related costs, straight line rental adjustments, amortization of above- and below-market lease intangibles, unrealized gain or loss on derivative financial instruments and after the capital contribution to fund our general and administrative expense reimbursement. We define distributable cash flow as Adjusted EBITDA less cash interest paid, current cash income tax paid and maintenance capital expenditures. Distributable cash flow will not reflect changes in working capital balances.

       Adjusted EBITDA and distributable cash flow are non-GAAP supplemental financial measures that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

  •
  our operating performance as compared to other publicly traded limited partnerships, without regard to historical cost basis or, in the case of Adjusted EBITDA, financing methods;

  •
  the ability of our business to generate sufficient cash to support our decision to make distributions to our unitholders;

  •
  our ability to incur and service debt and fund capital expenditures; and

  •
  the viability of acquisitions and the returns on investment of various investment opportunities.

       We believe that the presentation of EBITDA and Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA, Adjusted EBITDA and distributable cash flow are net income and net cash provided by operating activities. EBITDA and Adjusted EBITDA should not be considered as an alternative to GAAP net income, net cash provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Each of EBITDA, Adjusted EBITDA and distributable cash flow has important limitations as analytical tools because they exclude some, but not all, items that affect net income and net cash provided by operating activities, and these measures may vary from those of other companies. You should not consider EBITDA, Adjusted EBITDA and distributable cash flow in isolation or as a substitute for analysis of our results as reported under GAAP. As a result, because EBITDA, Adjusted EBITDA and distributable cash flow may be defined differently by other companies in our industry, EBITDA, Adjusted EBITDA and distributable cash flow as presented below may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

       For a further discussion of the non-GAAP financial measures of EBITDA and Adjusted EBITDA, and a reconciliation of EBITDA and Adjusted EBITDA to the most comparable financial measures calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Financial Data – Non-GAAP Financial Measures."

       We use the term "distributable cash flow" to measure whether we have generated from our operations, or "earned," a particular amount of cash sufficient to support the payment of the minimum quarterly distributions. Our partnership agreement contains the concept of "operating surplus" to determine whether our operations are generating sufficient cash to support the distributions that we are paying, as opposed to returning capital to our partners. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Operating Surplus and Capital Surplus – Operating Surplus." Because operating surplus is a cumulative concept (measured from the initial public offering date, and compared to cumulative distributions from the initial public offering date), we use the term distributable cash flow to approximate operating surplus on a quarterly or annual, rather than a cumulative, basis. As a result, distributable cash flow is not necessarily indicative of the actual cash we have on hand to distribute or that we are required to distribute.

Factors Affecting the Comparability of Our Financial Results

       Our future results of operations may not be comparable to our historical results of operations for the reasons described below:

  Acquisitions

       We have in the past pursued and intend to continue to pursue acquisitions of real property interests. Our significant historical acquisition activity impacts the period to period comparability of our results of operations. During 2013 and 2012, we acquired real property interests underlying 171 and 308 tenant sites, respectively. From June 30, 2014 through August 31, 2014, we acquired an additional 17 tenant sites. Landmark has increased its acquisition volume every year since its inception and acquired 580 tenant sites in 2013, equivalent to roughly 84% of the total tenant sites in our portfolio. Operating results from real property interests are reflected from the date of acquisition.

  Derivative Financial Instruments

       Historically we have hedged a portion of the variable interest rates under our secured debt facilities through interest rate swap agreements. We have not applied hedge accounting to these derivative financial instruments which has resulted in the change in the fair value of the interest rate swap agreements to be reflected in income as an unrealized gain (loss) on derivative financial instruments. We expect to enter into interest rate swap agreements or other arrangements to hedge a portion of our variable interest rate exposure under our new revolving credit facility. We plan on applying hedge accounting to future arrangements, which will result in the change in the fair value of the derivative financial instruments to be recorded in other comprehensive income.

  General and Administrative Expenses

       Following this offering, we expect to incur increased general and administrative expenses, including board of director's compensation, insurance, legal, accounting and other expenses related to corporate governance, public reporting, tax return preparation, and compliance with various provisions of the Sarbanes-Oxley Act, as compared to the Predecessor. Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services Landmark will provide to us in support of our business, subject to an annual cap equal to the greater of $650,000 per year and 3% of our revenue. This cap on expenses will last until the earlier to occur of: (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering. The full amount of general and administrative expenses incurred will be reflected on our income statements, and to the extent such general and administrative expenses exceed the cap amount, the amount of such excess will be reflected on our financial statements as a capital contribution from Landmark rather than as a reduction of our general and administrative expenses, except for expenses that would otherwise be allocated to us, which are not included in the amount of general and administrative expenses.

       Our historical financial results include a management fee charged by Landmark to cover certain administrative costs as the managing member of the funds. Following this offering Landmark will no longer be entitled to receive a management fee for these services and will be reimbursed for its costs of providing these services subject to the cap under the terms of the omnibus agreement.

  Basis in Real Property Interests

       We have concluded that any contribution of interests by the Contributing Landmark Funds, Landmark or its affiliates to us will be deemed a transaction among entities under common control, since these entities have common management and ownership and are under common control. As a result, the contribution and acquisition of real property interests and other assets from the Contributing Landmark Funds to our Predecessor was recorded at Landmark's historical cost. In December 2012, there was a change in control of Landmark, and based on the level of ownership Landmark held in the Predecessor the purchase accounting associated with the change in control was not pushed down to the Predecessor. In connection with the formation transactions, the purchase accounting associated with the December 2012 change in control of Landmark will be pushed down to us, which will result in a higher cost basis in the assets than is reflected in the historical financial statements of the Predecessor and an increase in amortization expense.

Factors That May Influence Future Results of Operations

  Acquisitions of Additional Real Property Interests

       We intend to pursue acquisitions of real property interests from Landmark and its affiliates, including those real property interests subject to our right of first offer. We also intend to pursue acquisitions of real property interests from third parties, utilizing the expertise of our management and other Landmark employees to identify and assess potential acquisitions. When acquiring real property interests, we will target infrastructure locations that are essential to the ongoing operations and profitability of our tenants, which we expect will result in continued high tenant occupancy and enhance our cash flow stability. We expect the vast majority of our acquisitions will include leases with our Tier 1 tenants or tenants whose sub-tenants are Tier 1 companies. Additionally, we will focus on infrastructure locations with characteristics that are difficult to replicate in their respective markets, and those with tenant assets that cannot be easily moved to nearby alternative sites or replaced by new construction. Although our initial portfolio is focused on wireless communication, outdoor advertising and renewable power generation assets in the United States, we intend to grow our initial portfolio of real property interests into other fragmented infrastructure asset classes and may pursue acquisitions internationally.

  Impact of Interest Rates

       Interest rates have been at or near historic lows in recent years. If interest rates rise, this may impact the availability and terms of debt financing, our interest expense associated with existing debt or our ability to make accretive acquisitions.

Critical Accounting Policies

       Our discussion and analysis of the historical financial condition and results of operations of the Contributing Landmark Funds are based upon its combined financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses in the reporting period. Actual amounts may differ from these estimates and assumptions. We have provided a summary of significant accounting policies in note 2 to the combined financial statements of the Contributing Landmark Funds, included elsewhere in this prospectus. We have summarized below those accounting policies that require material subjective or complex judgments and that have the most significant impact on financial condition and results of operations. Management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions that it believes are reasonable as of the date hereof. In addition, other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our or the Contributing Landmark Funds' results of operations and financial condition to those of other companies.

       The following discussion of critical accounting policies uses "we" and the "Contributing Landmark Funds" interchangeably. Except where specifically stated otherwise, we expect the critical accounting policies of our Partnership to be substantially similar to those of Landmark and the Contributing Landmark Funds.

       A critical accounting policy is one that is both important to the portrayal of an entity's financial condition and results of operations and requires judgment on the part of management. Generally, the judgment requires management to make estimates and assumptions about the effect of matters that are inherently uncertain. Estimates are prepared using management's best judgment, after considering past and current economic conditions and expectations for the future. Changes in estimates could affect our financial position and specific items in our results of operations that are used by the users of our financial statements in their evaluation of our performance. Of the accounting policies discussed in Note 2 to the combined financial statements of the Contributing Landmark Funds, included elsewhere in this prospectus, the accounting policies presented below have been identified by us as critical accounting policies.

  Purchase Accounting for Acquisitions

       The Predecessor applies the business combination method to all acquired investments of real property interests for transactions that meet the definition of a business combination. The purchase consideration of the real property interests is allocated to the acquired tangible asset, such as land or perpetual and limited life easements, and the identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and in-place leases, based in each case on their fair values. The fair value of the assets acquired and liabilities assumed is typically determined by using the discounted cash flow valuation method using discount rates ranging between 9% and 20%. When determining the fair value of intangible assets acquired, the Predecessor estimates the applicable discount rate and the timing and amount of future cash flows. The determination of the final purchase price allocation and the acquisition-date fair value of identifiable assets acquired and liabilities assumed may extend over more than one period, but no later than 12 months from the acquisition date and result in adjustments to the preliminary estimates recognized in the prior period financial statements. Transaction costs related to the acquisition of a business, including investments in real property interests, are expensed as incurred.

       Factors considered in estimating the fair value of tangible and intangible assets acquired include information obtained about each asset as a result of Landmark's pre-acquisition due diligence and its marketing and leasing activities. In order to calculate the estimated in-place lease value, we employed the income approach in accordance with ASC 805 by multiplying the anticipated market absorption period by the market rent at the time of acquisition for each in-place lease agreement. Based on our experience in the industry, we have determined a range of lease execution timelines to be between one and six months. For the in-place lease valuation, we consider a lease-up period of four months to be representative of the market.

       We estimated the fair value of real property interests using the income approach, by capitalizing the market rent at the time of acquisition at a market capitalization rate. The market capitalization rate was estimated by deducting an inflation rate of 3% from the market discount rate for each asset. The discount rates used ranged from 9% to 20%. The value of tenant relationships has not been separated from in-place tenant lease value for the real estate acquired as such value and its consequence to amortization expense is materially consistent with the in-place lease value for these particular acquisitions. Should future acquisitions of real property interests result in allocating material amounts to the value of tenant relationships, an amount would be separately allocated and amortized over the estimated life of the relationship. The value of in-place leases and customer relationship is amortized to expense over the estimated period the tenant is expected to be leasing the site under the existing terms which typically range from 2 to 20 years. If a tenant lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be impaired.

       The discount rate associated with each asset varies based on the location of an asset (including demographics and zoning restrictions), and other asset specific characteristics. Market rent for each asset is determined based on location of each asset, asset type, zoning restrictions, ground space necessary for the tenant's equipment, remaining site capacity, visibility (specifically for billboards), and nearby sites.

       In allocating the purchase consideration of the identified intangible assets and liabilities of an acquired asset, above-market, below-market and in-place lease values are calculated based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases measured over the estimated period the tenant is expected to be leasing the site under the above or below-market terms. The capitalized above-market and below-market lease values are amortized as a decrease or increase, respectively, to rental income over the estimated period the tenant is expected to be leasing the site. All tenant leases obtained by the Contributing Landmark Funds through their acquisition of real property interests are generally cancellable, upon 30 to 180 days' notice by the tenants, with no significant penalty. With respect to below-market leases, consideration is given to any below-market renewal periods. However, for wireless communication assets, we estimated the above- or below-market lease value over an analysis period of the earlier of the lease expiration or 10 years based on estimated useful life of the underlying equipment and assets. For outdoor advertising assets, we estimated the above- or below-market lease value over an analysis period of the earlier of the lease expiration or 20 years, based on a longer estimated useful life of 20 years for billboards.

  Impairment of Long-Lived Assets

       We assess the carrying values of our long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future net cash flow, undiscounted and without interest, expected to be generated by the asset.

       In evaluating our assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Our intent with regard to the underlying assets might change as market conditions change, as well as other factors. Fair value is determined through various valuation techniques, including the income approach using a market discount rate, terminal capitalization rate and rental rate assumptions, or on the sales comparison approach to similar assets. If our analysis indicates that the carrying value of the asset is not recoverable, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

       Assumptions and estimates used in the recoverability analyses for future cash flow, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions or our intent with regard to our assets that occurs subsequent to our impairment analyses could impact these assumptions and result in future impairments of our assets.

  Revenue Recognition

       All of our tenant leases are classified as operating leases and our revenue recognition policy is that minimum rents are recognized on a straight-line basis over the terms of the leases when collection of the lease payment is probable. The excess of rents recognized and rents received over amounts contractually due pursuant to the underlying leases is recorded as prepaid rent liabilities.

       All leases obtained by the Contributing Landmark Funds through the acquisition of real property interests are generally cancelable, upon 30 to 180 days' notice by the tenants, with no significant penalty. We determine minimum lease payments taking into consideration whether under the existing terms the lease arrangements economically compel the tenant to not cancel the lease.

  •
  Wireless Communication – As a result of various factors, including the cancellation rights, ability to find alternative sites, credit risk, and historical cancellation and lease amendment rates, the lease term is generally considered to be the non-cancellable term of the lease of 30 to 180 days. For these leases rental abatements and contractual fixed increases are recorded in the period the amounts become due and payable.

  •
  Outdoor Advertising – The lease term is generally considered to be the non-cancellable term of the remaining portion of the existing term of the lease.

       The capitalized above-market and below-market lease values are amortized as a decrease or increase, respectively, to rental income over the estimated period the tenant is expected to be leasing the site.

       Our ability to accurately estimate the term of our tenant leases is critical to the amount of revenue we recognize and the valuation of our receivables.

 Historical Results of Operations of our Predecessor

  Segments

       We conduct business through two reportable business segments: Wireless Communication and Outdoor Advertising. Our reportable segments are strategic business units that offer different products and services. They are commonly managed, as both businesses require similar marketing and business strategies. We evaluate our segments based on revenue because substantially all of our tenant lease arrangements are effectively triple net. We believe this measure provides investors relevant and useful information because it is presented on an unlevered basis.

  Comparison of Six Months Ended June 30, 2014 to Six Months Ended June 30, 2013

       Our results of operations for all periods presented were affected by acquisitions made during the year ended December 31, 2013. As of June 30, 2014 and 2013, we had 675 and 652 available tenant sites, respectively. The following table summarizes the combined statement of operations of our Predecessor for the six months ended June 30, 2014 and 2013:

	For the Six Months Ended June 30,
			Increase (Decrease)	Percentage Difference
	2014	2013
Revenue
Rental revenue	$6,613,560	$5,243,096	$1,370,464	26%
Interest income on receivables	334,408	381,219	(46,811)	(12)%

Total revenue	6,947,968	5,624,315	1,323,653	24%

Expenses
Management fees to affiliate	202,330	171,730	30,600	18%
Property operating	21,805	11,094	10,711	97%
General and administrative	531,958	248,725	283,233	114%
Acquisition-related	–	287,166	(287,166)	(100)%
Amortization	1,275,552	1,055,738	219,814	21%
Impairments	8,450	126,500	(118,050)	(93)%

Total expenses	2,040,095	1,900,953	139,142	7%
Other income and expenses
Interest expense	(2,303,931)	(1,669,656)	(634,275)	38%
Unrealized (loss) gain on derivative financial instruments	(487,789)	1,445,696	(1,933,485)	(134)%

Total other income and expenses	(2,791,720)	(223,960)	(2,567,760)	1,147%

Net income	$2,116,153	$3,499,402	$(1,383,249)	(40)%

  Rental Revenue

       Rental revenue increased $1,370,464 or 26%, $130,275 of which was due to the greater number of assets in the portfolio during the six months ended June 30, 2014 when compared to the six months ended June 30, 2013, with the balance due to contractual rent escalations and the full period impact of assets acquired during the six months ended June 30, 2013. During the six months ended June 30, 2014 we had 675 available tenant sites with 672 leased tenant sites generating revenue compared to 652 available tenant sites and 649 leased tenant sites generating revenue during the six months ended June 30, 2013. Revenue generated from our wireless communication and outdoor advertising segments was $5,769,761 and $843,799, or 87% and 13% of total rental revenue, respectively, during the six months ended June 30, 2014, compared to $4,556,573 and $686,523, or 87% and 13% of total rental revenue, respectively, during the six months ended June 30, 2013. The occupancy rates in our wireless communication and outdoor advertising segments were 99% and 100%, respectively, during these periods. Additionally, our effective monthly rental rates per tenant site for wireless communication and outdoor advertising segments were $1,619 and $1,384, respectively, during the six months ended June 30, 2014 compared to $1,521 and $1,456, respectively, during the six months ended June 30, 2013.

  Interest Income on Receivables

       Interest income on receivables decreased $46,811, or 12%, due to a lower receivables principal balance during the six months ended June 30, 2014 when compared to the six months ended June 30, 2013. We expect the amount of interest income on receivables to continue to decline as the principal balance of the receivables continues to decrease. We expect to reinvest the principal payments received into additional real property interests. Interest income on receivables is generated from our wireless communication segment.

  Management Fees to Affiliate

       Management fees to affiliates increased $30,600, or 18%, during the six months ended June 30, 2014 compared to the six months ended June 30, 2013, due to the increase in the number of investments in real property interests in the portfolio. A management fee of $45 per asset per month is paid to Landmark, which will not continue after the offering.

  General and Administrative

       General and administrative expenses increased $283,233, or 114%, during the six months ended June 30, 2014 compared to the six months ended June 30, 2013, due to an increase in additional accounting and legal related services incurred during the six months ended June 30, 2014. Accounting and legal-related services increased as a result of the increase in the number of assets in the funds.

  Acquisition-Related

       Acquisition-related expenses decreased $287,166 or 100%, during the six months ended June 30, 2014 compared to the six months ended June 30, 2013. Acquisition-related expenses are third party fees and expenses related to acquiring an asset and include survey, title, legal and other items. There were no asset acquisitions in the six months ending June 30, 2014, which resulted in the decrease.

  Amortization

       Amortization expense increased $219,814, or 21%, during the six months ended June 30, 2014 compared to the six months ended June 30, 2013 as a result of having 675 tenant sites in 2014 compared to 652 tenant sites in 2013. We expect amortization of investments in real property rights with definite useful lives and in-place lease values to continue to increase based on increased acquisitions, assets acquired in 2013 and 2014 contributing to a full year of amortization and the Partnership having a higher cost basis in the assets than our Predecessor.

  Impairments

       Impairments decreased $118,050, or 93%, during the six months ended June 30, 2014 compared to the six months ended June 30, 2013, due to the difference in net book values between impaired assets year over year in our wireless communication segment.

  Interest Expense

       Interest expense increased $634,275, or 38%, during the six months ended June 30, 2014 compared to the six months ended June 30, 2013, due to greater outstanding balances under the secured debt facilities at June 30, 2014. Additionally, during the first quarter of 2013 an additional interest rate swap agreement was executed with a notional amount of $20,506,038 which had the near-term impact of increasing the effective rate on the secured debt facilities. In connection with the repayment of the secured debt facilities, we will expense the unamortized balance of the deferred loan costs of $2,858,355 related to these facilities.

  Unrealized Gain/(Loss) on Derivative Financial Instruments

       The Contributing Landmark Funds mitigated exposure to fluctuations in interest rates under the secured debt facilities by entering into swap contracts that fixed the floating LIBOR rate under the facilities. These contracts were adjusted to fair value at each period end. The unrealized loss recorded for the six months ended June 30, 2014 and unrealized gain recorded for the six months ended June 30, 2013 reflects the change in fair value of these contracts during those periods. We will use a portion of the proceeds of this offering to settle these interest rate swaps.

  Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012

       Our results of operations for all periods presented were affected by acquisitions made during the years ended December 31, 2013 and 2012. As of December 31, 2013 and 2012 we had 675 and 504 tenant sites, respectively. The following table summarizes the combined statements of operations for the Contributing Landmark Funds for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
			Increase (Decrease)	Percentage Difference
	2013	2012
Revenue
Rental revenue	$11,887,802	$6,414,441	$5,473,361	85%
Interest income on receivables	742,185	356,348	385,837	108%

Total revenue	12,629,987	6,770,789	5,859,198	87%
Expenses
Management fees to affiliate	370,625	209,091	161,534	77%
Property operating	6,454	26,267	(19,813)	(75)%
General and administrative	722,028	191,293	530,735	277%
Acquisition-related	318,600	727,158	(408,558)	(56)%
Amortization	2,313,092	1,381,265	931,827	67%
Impairments	573,575	183,271	390,304	213%

Total expenses	4,304,374	2,718,345	1,586,029	58%
Other income and expenses
Interest expense	(3,840,359)	(1,476,207)	(2,364,152)	160%
Unrealized gain (loss) on derivative financial instruments	1,279,176	(1,016,716)	2,295,892	226%

Total other income and expenses	(2,561,183)	(2,492,923)	(68,260)	(3)%

Net income	$5,764,430	$1,559,521	$4,204,909	270%

  Rental Revenue

       Rental revenue increased $5,473,361 or 85%, $1,838,162 of which was due to the greater number of assets in the portfolio during 2013 when compared to 2012 and the balance of which was due to rental escalations and the full-period impact of assets acquired during the year ended December 31, 2012. During the year ended December 31, 2013 we had 675 available tenant sites with 672 leased tenant sites generating revenue compared to 504 available tenant sites and 503 leased tenant sites generating revenue during the year ended December 31, 2012. Revenue generated from our wireless communication and outdoor advertising segments was $10,187,073 and $1,700,729, or 86% and 14% of total rental revenue, respectively, during the year ended December 31, 2013 compared to $5,799,857 and $614,584, or 90% and 10% of total rental revenue, respectively, for the year ended December 31, 2012. The occupancy rates in our wireless communication and outdoor advertising segments were 99% and 100%, respectively, during these periods. Additionally, our average effective monthly rental rates per tenant site for wireless communication and outdoor advertising segments were $1,574 and $1,453, respectively, during the year ended December 31, 2013 compared to $1,510 and $1,302, respectively, during the year ended December 31, 2012.

  Interest Income on Receivables

       Interest income on receivables increased $385,837, or 108%, during 2013 when compared to 2012 due to the acquisition of additional receivables during the second half of 2012. We expect the amount of interest income on receivables to decrease over time as the principal balance of the receivables decreases. We expect to reinvest the principal payments received into additional real property interests. Interest income on receivables is generated from our wireless communication segment.

  Management Fees to Affiliate

       Management fees to affiliates increased $161,534, or 77% during 2013 when compared to 2012, due to the increase in the number of investments in real property interests in the portfolio. A management fee of $45 per asset per month is paid to Landmark, which will not continue after the offering.

  General and Administrative

       General and administrative expenses increased $530,735, or 277%, during 2013 as compared to 2012, due to additional accounting and legal related fees incurred during 2013. The timing of some of the 2013 annual audit and tax work shifted to the fourth quarter of 2013, which resulted in higher general and administrative expenses in 2013 compared to 2012. Additionally, audit and tax costs increased as a result of a higher level of investments in 2013 compared to 2012.

  Acquisition-Related

       Acquisition-related expenses decreased $408,558, or 56%, during 2013 compared to 2012, due to a reduction in the number of assets acquired during 2013 as compared to 2012. During the year ended December 31, 2013, the Contributing Landmark Funds acquired 171 tenant sites compared to 308 tenant sites acquired during the year ended December 31, 2012.

  Amortization

       Amortization expense increased $931,827, or 67%, during 2013 compared to 2012, as a result of having 675 tenant sites in 2014 compared to 504 tenant sites in 2013. We expect amortization expense to continue to increase based on increased acquisitions in 2013 and 2014 contributing to a full year of amortization, and the Partnership having a higher cost basis in the assets than our Predecessor.

  Impairments

       Impairments increased $390,304, or 213%, during 2013 compared to 2012, due to higher lease cancellations than occurred during 2012 in our wireless communication segment.

  Interest Expense

       Interest expense increased $2,364,152, or 160%, during 2013 as compared to 2012, due to greater outstanding balances under the secured debt facilities. Additionally, interest rate swap agreements were executed in 2012 and 2013 with notional amounts of $39,477,779 and $20,506,038, respectively which fixed a portion of the borrowings and had the near-term effect of increasing the effective rate on the secured debt facilities. In connection with the repayment of the secured debt facilities we will expense the unamortized balance of the deferred loan costs of $2,858,355 related to these facilities.

  Unrealized Gain/(Loss) on Derivative Financial Instruments

       The Predecessor mitigated exposure to fluctuations in interest rates under its secured debt facilities by entering into swap contracts that fixed the floating LIBOR rate under the facilities. These contracts were marked to market at each period end. The unrealized gain recorded in the results for 2013 and the unrealized loss recorded in the results for 2012 reflects the change in fair value of these contracts during those periods. We will use a portion of the net proceeds of this offering to settle these interest rate swaps.

Liquidity and Capital Resources

       Our short-term liquidity requirements following the closing of this offering will consist primarily of funds to pay for operating expenses and other expenditures directly associated with our assets, including:

  •
  interest expense on our new revolving credit facility;

  •
  general and administrative expenses; and

  •
  acquisitions of real property interests.

       In addition, we will require funds for future distributions expected to be paid to our unitholders following completion of this offering and formation transactions. We intend to satisfy our short-term liquidity requirements through cash flow from operating activities and proceeds from borrowings available under our new revolving credit facility.

       We believe that this offering will improve our financial position through changes in our capital structure, including an expected reduction in our leverage. Upon completion of this offering and the formation transactions, and the use of the proceeds from this offering, together with the proceeds from our concurrent sale of subordinated units to Landmark and the new revolving credit facility as described in "Use of Proceeds," we expect to have approximately $74,000,000 of outstanding indebtedness, and we expect to have approximately $           of immediately available borrowing capacity under our new revolving credit facility. We intend to use the new revolving credit facility, among other things, for real property interest acquisitions, working capital requirements and other general corporate purposes.

       Our long-term liquidity needs consist primarily of funds necessary to pay for acquisitions and scheduled debt maturities. We intend to satisfy our long-term liquidity needs through cash flow from operations, long-term secured and unsecured borrowings, and issuance of equity securities.

  Cash Flow of the Funds

       The following table summarizes the historical cash flow of the Contributing Landmark Funds for the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013 and 2012:

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
Net Cash provided by operating activities	$3,073,369	$3,253,637	$8,271,287	$4,275,673
Net Cash provided by (used in) investing activities	382,958	(23,875,151)	(27,809,401)	(63,953,318)
Net Cash provided by (used in) financing activities	(4,256,436)	(2,502,062)	(4,672,696)	84,767,223

  Comparison of Six Months Ended June 30, 2014 to Six Months Ended June 30, 2013

       Net cash provided by operating activities.    Net cash provided by operating activities decreased $180,268 to $3,073,369 for the six months ended June 30, 2014 compared to $3,253,637 for the six months ended June 30, 2013. The decrease is primarily attributable to the timing of payments to Landmark and affiliates for operating items.

       Net cash provided by (used in) investing activities.    Net cash provided by (used in) investing activities increased by $24,258,109 to $382,958 for the six months ended June 30, 2014 compared to $(23,875,151) for the six months ended June 30, 2013. The increase is due to the reduction in acquisitions of investments in real property interests during the six months ended June 30, 2014.

       Net cash (used in) financing activities.    Net cash used in financing activities increased by $1,754,374 to $(4,256,436) for the six months ended June 30, 2014 compared to $(2,502,062) for the six months ended June 30, 2013. The increase in net cash used in financing activities is primarily attributable to a $15,717,412 decrease in cash distributions, offset by a reduction in secured debt facility proceeds of $17,596,063. The difference between the cost and the sales price of assets sold by Landmark into the funds is treated as a distribution to Landmark. The decrease in distributions for the quarter ended June 30, 2014 is primarily due to fewer asset sales to the fund when compared to the six months ended June 30, 2013.

  Comparison of year ended December 31, 2013 to year ended December 31, 2012

       Net cash provided by operating activities.    Net cash provided by operating activities increased by $3,995,614 to $8,271,287 for the year ended December 31, 2013 compared to $4,275,673 for the year ended December 31, 2012. The increase was primarily attributable to incremental revenue cash flow from acquisitions of investments in real property interests made during 2013 and 2012, offset by a decrease in prepaid rents, year over year.

       Net cash (used in) investing activities.    Net cash used in investing activities decreased by $36,143,917 to $(27,809,401) for the year ended December 31, 2013 compared to $(63,953,318) for the year ended December 31, 2012. The change is attributable to a year over year decrease of $26,643,325 paid for investments in real property interests acquisitions and $9,961,371 paid for investments in receivables.

       Net cash provided by (used in) financing activities.    Net cash used in financing activities was $(4,672,696) for the year ended December 31, 2013 compared to net cash provided by financing activities of $84,767,223 for the year ended December 31, 2012. The decrease was primarily attributable to a decrease in contributions from members of $51,918,850 as a result of members' commitments having been satisfied in the previous year, coupled with a decrease of $44,625,148 as a result of less borrowings from our secured debt facilities and payments of $641,530 on our secured debt facilities, offset by a reduction in cash paid of $1,264,832 for loan origination costs and a reduction in distributions to members of $6,480,777, year over year. The difference between the cost and the sales price of assets sold by Landmark into the Contributing Landmark Funds is treated as a distribution to Landmark. The decrease in distributions is primarily due to fewer asset sales to the fund in the year ended December 31, 2013 compared to the year ended December 31, 2012.

  Secured Debt Facilities

  Fund A

       Fund A entered into a credit agreement, dated as of April 16, 2012, and as further amended with Texas Capital Bank, N.A., as administrative agent, and the other lender party thereto (the "Fund A Term Loan"). The Fund A Term Loan is secured by all of the assets in the fund and bears interest at a rate based upon the London Interbank Offered Rate ("LIBOR"). The Fund A Term Loan will mature in August 2016, but we will use a portion of the proceeds of this offering and the sale of subordinated units to Landmark and borrowings under our revolving credit facility to repay all outstanding indebtedness under the Fund A Term Loan. As of December 31, 2013, there was $30,364,583 outstanding under the credit facility.

  Fund D

       Fund D entered into a credit agreement, dated as of June 21, 2012, and as further amended with Bank of America, N.A., as administrative agent, and the other lender party thereto (the "Fund D Term Loan" and together with the Fund A Term Loan, the "Secured Debt Facilities."). The Fund D Term Loan is secured by all of the assets in the fund and bears interest at a rate based upon the London Interbank Offered Rate ("LIBOR"). The Fund D Term Loan will mature in May 2018, but we will use a portion of the net proceeds of this offering and the sale of subordinated units to Landmark and borrowings under our revolving credit facility to repay all outstanding indebtedness under the Fund D Term Loan. As of December 31, 2013, there was $58,972,105 outstanding under the Fund D Term Loan.

  New Revolving Credit Facility

       We will enter into new revolving credit facility contemporaneously with the closing of this offering. Our new revolving credit facility will be used for acquisitions of real estate interests, working capital needs and other general corporate purposes. Our ability to borrow under our new revolving credit facility will be subject to our ongoing compliance with a number of customary restrictive covenants.

  Commitments

       Our contractual obligations as of December 31, 2013 were:

	Payments by Period
	Total	Less than 1 year	Between 1 - 3 years	Between 3 - 5 years	More than 5 years
Secured debt facilities (principal)	$89,336,688	$1,056,593	$34,798,775	$53,481,320	$–
Secured debt facilities (interest)(1)	7,998,107	1,774,877	5,318,745	904,485	–
Deferred purchase price obligations(2)	772,710	332,330	388,230	52,150	–

(1)
Interest payable is based on the interest rates in effect on December 31, 2013, including the effect of interest rate swaps.
(2)
Amounts represent installment payments for the acquisition of real property interests. These are obligations of Landmark and will not be contributed to us in connection with this offering and the related formation transactions.

Off Balance Sheet Arrangements

       As of June 30, 2014, neither the Contributing Landmark Funds, nor, on a pro forma basis, our partnership, had any off balance sheet arrangements.

Inflation

       Substantially all of our tenant lease arrangements are effectively triple net and provide for fixed-rate escalators or rent escalators tied to CPI increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and our tenants' (or the underlying property owners') obligations to pay taxes and expenses under our effectively triple net lease arrangements. We do not believe that inflation has had a material impact on our historical financial position or results of operations.

Newly Issued Accounting Standards

       Changes to GAAP are established by the FASB in the form of ASUs to the FASB's Accounting Standard Codification. The Predecessor considers the applicability and impact of all ASUs. Newly issued ASUs not listed below are expected to not have any material impact on its combined financial position and results of operations because either the ASU is not applicable or the impact is expected to be immaterial.

       In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU No. 2014-09"). ASU No. 2014-09 requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU No. 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification. ASU No. 2014-09 does not apply to lease contracts within the scope of Leases (Topic 840). For a public entity ASU No. 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early application not permitted. For all other entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Partnership does not expect the adoption of ASU No. 2014-09 to have an impact on its financial statements.

       The Contributing Landmark Funds have adopted ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which requires only disposals represented a strategic shift in operations (i.e., a disposal of a major geographic area, a major line of business, or a major equity method investment) to be presented as discontinued operations. The standard also requires expanded disclosures about discontinued operations and is intended to provide financial statement users with information about the ongoing trends in a company's results from continuing operations. ASU No. 2014-08 is effective in the first quarter of 2015 for public entities with calendar year ends. However, companies are permitted to early adopt the standard, beginning in the first quarter of 2014, but only for disposals or classifications as held for sale that have not been reported in financial statements previously issued or available for issuance. We early adopted this standard in the first quarter of 2014 and the adoption did not have a material effect on our financial condition, results of operations, or disclosures.

       Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably opted out of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Quantitative and Qualitative Disclosure About Market Risk

       Our future income, cash flow and fair values relevant to financial instruments are impacted by prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. In the future, we may continue to use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. Our primary market risk exposure will be interest rate risk with respect to our expected indebtedness after the completion of the formation transactions and the offering.

       Upon completion of this offering, the formation transactions, and the initial borrowings under our new revolving credit facility we will have total pro forma outstanding debt of approximately $74,000,000. Borrowings under our new revolving credit facility will have variable LIBOR-based rates and will fluctuate based on the underlying LIBOR rate. If LIBOR were to increase by 50 basis points, the increase in interest expense on our pro forma variable rate debt would decrease our future earnings and cash flow by approximately $370,000 annually. If LIBOR were to decrease by approximately 15 basis points to zero, the decrease in interest expense on our pro forma variable rate debt would be approximately $110,000 annually.

       Interest risk amounts represent our management's estimates and were determined by considering the effect of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

       Rising interest rates could limit our ability to refinance our debt when it matures or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. We intend to hedge interest rate risks related to a portion of our borrowings over time by means of interest rate swap agreements or other arrangements.

INDUSTRY

       Unless otherwise indicated, the information set forth in this "Industry" section, including all statistical data and related forecasts, regarding (i) the wireless communication industry included under the caption "– U.S. Wireless Communication Market Overview" and (ii) the outdoor advertising industry included under the caption "– U.S. Outdoor Advertising Market Overview", is derived from information provided by SNL Kagan, a media and communications research and consulting division of SNL Financial. The information under the captions "– Overview of Real Property Interests," "– Opportunity for Consolidation of Real Property Interests" and "– U.S. Renewable Power Generation Market Overview" is not part of the information included upon the authority of SNL Kagan. The information presented under the captions "– Overview of Real Property Interests," "– Opportunity for Consolidation of Real Property Interests" and "– U.S. Renewable Power Generation Market Overview" has been derived by us from various sources noted herein. We believe that the information provided is reliable, but we have not independently verified the information provided nor have we ascertained any underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the wireless communications, outdoor advertising and renewable power generation industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

Overview of Real Property Interests

       We will acquire, own and manage real property interests that we lease to companies in the wireless communication, outdoor advertising and renewable power generation industries. In these industries, we estimate that there are over 359,000 locations in the United States underlying infrastructure assets such as cellular towers, rooftop wireless sites, bulletin billboards, wind turbines and solar arrays. We believe these assets are essential to the operations and profitability of their owners and operators and are generally difficult and costly to decommission or relocate.

       The real property interests we initially seek to acquire are in the following industry verticals:

(1)
149,853 locations at the end of 2013 per SNL Kagan. Includes traditional cellular towers, rooftop sites, distributed antenna sites (DAS) and various other structure types such as stealth towers (e.g. monopalms), utility structures (e.g. transmission towers) and municipal structures (e.g. water towers).
(2)
164,068 bulletin and digital billboards as of June 30, 2014 per the Outdoor Advertising Association of America ("OAAA").
(3)
45,100 utility-scale wind turbines in the U.S. at the end of 2012 per the American Wind Energy Association ("AWEA"). Excludes solar installations.

 Opportunity for Consolidation of Real Property Interests

       We believe the ownership of real property interests underlying infrastructure assets in our target industries is highly fragmented. Based on Landmark's proprietary database of over 200,000 tenant sites in these industries, we believe the average property owner owns between one and two of these tenant sites. Furthermore, many large infrastructure owners in the wireless communication and outdoor advertising industries own only a small percentage of the land underlying their infrastructure assets. For example, American Tower, one of the largest owners of cellular towers, has disclosed in public filings that it held an ownership interest in the land underlying just 12% of its locations as of June 30, 2014; similarly, Lamar, one of the largest operators in the outdoor advertising industry, disclosed in public filings that it held an ownership interest in only approximately 10% of the land underlying its billboard structures as of March 31, 2014, with the remainder spread across an underlying land portfolio leased from 60,000 lessors.

       Consolidation of real property interests within our target industries has historically been constrained by the challenges of cost-effectively identifying and negotiating with numerous small, individual property owners to acquire their real property interests and tenant leases that feature rents typically ranging from only a few hundred to a few thousand dollars per month. In such fragmented markets, we believe that large, specialized participants with deep industry knowledge, relevant experience, and access to capital can more efficiently and effectively source, evaluate, acquire and manage a large portfolio of real property interests.

Real Property Interests Position in Our Initial Target Industries

       Real property interests are part of a broad ecosystem of infrastructure owners and users, many of which are established, publicly traded companies with large domestic and international footprints. In the wireless communication industry, wireless carriers such as AT&T Mobility, Sprint, T-Mobile and Verizon pay rent to cellular tower operators such as American Tower, Crown Castle and SBA Communications. In turn, these cellular tower operators pay rent to the underlying property owners or owners of the related real property interests. Similarly, stakeholders in the outdoor advertising industry include a wide-ranging group of advertisers along with billboard operators such as Clear Channel Outdoor, CBS Outdoor and Lamar. In the renewable power generation industry, a utility will purchase power from the power generation infrastructure owner who, in turn, pays rent to the underlying property owners or owners of the related real property interests.

       We believe that moving downstream through the value chain – from the user of the infrastructure, such as the wireless carrier in the wireless communication industry, to the infrastructure owner, such as the cellular tower operator, to the underlying property owner or owner of the real property interest – results in lower customer or tenant churn, lower operating and maintenance costs and higher margins.

U.S. Wireless Communication Market Overview

       Commercial mobile telecommunications launched in the mid-1980s, and mobile phones have since become a utility. SNL Kagan estimates that, at the end of 2013, nearly 40% of U.S. households relied exclusively on wireless for all telephone services. Selling a service many consumers deem a necessity, combined with stable, recurring subscription revenue, has created a large, stable and profitable wireless communication industry.

       Total revenue to the carriers that provide wireless services is approaching $230 billion annually and margins are strong. The "big four" U.S. carriers (AT&T Mobility, Verizon, Sprint and T-Mobile) combined generated an Adjusted EBITDA margin of 38.8% of service revenue in 2013.

       The number of total mobile connections in the U.S. surpassed the national population in 2010, due in part to single subscribers who use multiple devices and phones. Growth in other 2G/3G/4G connected devices – including machine-to-machine and other non-phone devices, like tablets – has also helped push subscription counts higher. This is a trend SNL Kagan believes will continue in the medium term. The adoption of smartphones has been particularly strong since the 2007 iPhone launch, and a second surge of consumer interest developed in 2008 for mobile apps. As a result, smartphone subscriptions grew from just 16 million in early 2008 to more than 200 million at the end of 2013.

U.S. SMARTPHONE SUBSCRIPTIONS (MILLIONS)

Source: SNL Kagan.

       The 200 million smartphones in use are increasingly straining wireless carriers' networks due to their typically heavy data use. As explained below, smartphones and mobile devices are replacing stationary personal computers (PCs) as the primary connection to the Internet. The ability to browse full HTML pages (not text-only WAP) as well as video and music streaming are popular smartphone uses. On average, smartphones use 1 GB to 2 GB of data per month – multiples higher than non-smart phones.

       To keep up with this high data throughput, wireless carrier capital expenditures – spending on antenna equipment and upgrades – have grown at an 8.3% compound annual growth rate from $20.1 billion in 2007 to $32.5 billion in 2013 for the publicly traded carriers combined. Despite this growth, wireless capital expenditures as a percentage of total wireless revenue was still just 15% in 2013.

TOTAL WIRELESS CAPITAL EXPENDITURES ($ BILLIONS)(1)

Source: SNL Kagan.

(1)
Includes amounts disclosed by publicly traded wireless carriers.

       Adding new tower locations and upgrading equipment at existing locations are the two primary ways wireless carriers improve capacity and protect wireless networks from gridlock. Through cell splitting, in which the radio coverage of an existing antenna site is divided into two or more new sites, each with a reduced coverage area, existing wireless frequency can be reused. This improves overall network capacity while increasing the number of active wireless antenna sites.

       At the end of 2013, the U.S. had approximately 150,000 operational wireless communication towers, the physical structures where antennas reside to facilitate the uplink and downlink connections to mobile phones. SNL Kagan estimates each tower averages about two leases per location, bringing total leased sites above 300,000. More than three-quarters of these are "pole" style towers, with the balance consisting of rooftop sites and Distributed Antenna Systems (DAS).

U.S. TOWER LOCATIONS (THOUSANDS)

Source: SNL Kagan.

       Given the strong demand for data-intensive smartphones and other devices, and with many U.S. wireless carriers still in the early stages of 4G LTE densification/cell-splitting, the number of U.S. tower locations is projected to grow 3.2% annually from 2013 to 2018. Most of these new towers will not be the traditional pole style, but rather rooftops and DAS. These latter types work particularly well in urban areas, where network congestion is the worst and where erecting a new pole tower is challenging due to space constraints and zoning regulations.

       In the U.S., a new pole tower typically costs between $200,000 and $300,000 to construct (and constructing DAS costs much more). More onerous than the substantial capital investment, however, is the time it can take to secure zoning approval from officials at the city, county, state and federal levels for pole towers, which can be several hundred feet high and are considered an eyesore in some communities. These barriers to entry increase the value of existing locations and also keep churn levels (i.e., cancellation rates) low for locations where carriers lease tower space. In addition, once a tower is built it is rarely ever removed or torn down due to the high associated costs of restoring the location to its original condition and constructing a new, compliant site.

       In the early years of the wireless communication industry, wireless carriers owned nearly all of the towers upon which their antenna equipment resided. While the antenna equipment on and around towers today is still owned and maintained by wireless carriers, they have moved away from owning the tower structures themselves. Today, SNL Kagan estimates wireless carriers own less than 15% of the total towers in operation, with the "big three" U.S. tower companies (American Tower, SBA Communications and Crown Castle) and many other smaller entities owning the balance. In public filings, Crown Castle and American Tower stated that 39% and 12% of their towers, respectively, are on land the tower operators actually own, with many agreements instead structured as long-term leases with underlying landowners.

       Carriers must lease space from tower companies and individual site owners for the 85% of towers they do not own. The average monthly rent per tenant per location received by the big three tower companies in the first quarter of 2014 was $2,434. Since towers average more than one tenant per location, total rental revenue per location was $5,166 in the same quarter for the big three tower companies. The big three tower companies have averaged between two and three tenants per tower for the past several years.

       The tower business, like the wireless carrier business, has reported strong financials for years. Total tower revenue for the big three tower companies was more than $7.6 billion in 2013, and they achieved a 62% Adjusted EBITDA margin on a combined basis in 2013. Maintenance capital expenditures was just 4.6% of total tower revenue in 2013.

       Wireless carriers are attractive tenants, given the utility they provide to consumers and their strong financial position. The stability of tower financials is strengthened by high consumer demand for wireless services; even when a consumer leaves a carrier's service it is usually to switch to another carrier which keeps revenue from leaving the market completely. In 2013, the monthly cancellation rate was 1.8% for all retail postpaid and prepaid wireless subscriptions combined. This calculates to a 21.8% annualized subscriber churn rate. By comparison, the percentage of tower rental revenue lost to churn was 1.25% in 2013 for American Tower and SBA combined.

       In addition to high demand for data-intensive devices, lower churn is also sustained by long-term contracts. While most retail consumer wireless subscriptions in the U.S. require a two-year contract with the wireless carrier, contracts between tower owners and carrier tenants are often five to ten years in length, and sometimes longer. The leases between carriers and tower companies include annual rent escalators, often using the Consumer Price Index as a floor.

       The following three major drivers, each as described in more detail below, should sustain high demand for tower space going forward: increased consumer use of mobile Internet on smartphones and tablets; the upcoming wireless spectrum auctions; and the emergence of at least one new wireless communication market entrant.

       Consumer adoption of smartphones and tablets has quickly surpassed ownership of personal computers in recent years. As illustrated in the chart below, smartphones and tablets, which in 2009 represented only 23% of total U.S. web browser capable devices in use, accounted for 65% of all devices at the end of 2013.

U.S. MOBILE DEVICES COMPARED TO CONSUMER PCS IN USE

Source: SNL Kagan.

       As evidence of the shift in how U.S. consumers access the Internet, in the first quarter of 2014, Facebook and Pandora reported that revenue from mobile users represented 59% and 76% of total revenue, respectively. Further, in January 2014, ESPN announced that 51% of its total digital traffic was from mobile devices, and BBC News Online reported that mobile use represented half of its total browser use in April 2014. According to Cisco, IP traffic through Wi-Fi and mobile devices is expected to grow from 44% of total traffic in 2013 to 61% in 2018.

       On the wireless spectrum auction front, the 2010 National Broadband Plan set the goal for the FCC to offer up to 500MHz of new spectrum to the wireless communication industry by 2020. More than 300MHz of this will be licensed spectrum.

NATIONAL BROADBAND PLAN: 500 MHZ BY 2020(1)

Source: SNL Kagan and FCC.

(1)
Band Locations: Wi-Fi 5GHz; Incentive Auction 600MHz; MSS 1.5/1.6/2.0/2.2/2.5GHz; AWS-3 1.7/2.1GHz; WCS 2.3GHz; D Block 700MHz.

       As this spectrum becomes available, demand for tower space will continue in step as new equipment and bands, which require carrier support, emerge. Higher-band frequencies (above 1GHz) like WCS, PCS and AWS do not travel as far as lower-band spectrum and require more sites in a given area for similar coverage. Lower bands (like 600MHz and 700MHz), however, require physically larger antennas, taking up precious square footage and adding weight to a tower, again creating space constraints and keeping demand strong. In addition, the eventual rollout of 5G will lead to updated tower tenant leases, which generally result in higher rent and, as with the 4G build-out, will increase demand for tower space.

       Finally, the government-backed FirstNet is expected to begin building out its public-safety network in the next few years. This will create tower demand from a new entrant that will require nationwide coverage. The FirstNet build-out will be funded using proceeds from the FCC's upcoming AWS-3 and incentive auctions.

       Given the high consumer demand for mobile, new spectrum to support and a new nationwide entrant, SNL Kagan believes the U.S. wireless communication industry is poised for continued growth.

U.S. Outdoor Advertising Market Overview

       Outdoor advertising, targeting consumers when they are out of the home, represents an important part of the marketing mix employed by various national and local advertisers. While the standardization of billboard structures starting in the beginning of the 20th century brought higher demand for this form of advertising, the 1965 Highway Beautification Act (HBA) regulated the sector at federal, state and municipal levels and applied limits on outdoor displays. The HBA's curtailment of the supply of outdoor structures shifted the sector's focus toward innovation and creativity, seeking greater efficiency through inventive delivery methods.

       Outdoor advertising has established itself as a stable and efficient advertising medium due to its effective reach and low-cost advertising delivery. The Outdoor Advertising Association of America (OAAA) has classified the various outdoor advertising media into four different formats: billboards, street furniture, transit and alternative.

Number of Outdoor Advertising Displays in the U.S. (2014)
Billboards		Street Furniture(1)		Transit		Alternative(2)
Bulletins	158,868	Bus Shelters	49,082	Buses	205,426	Cinema	17,800
Digital Billboards	5,200			Airports	68,560	Digital Place-Based Screens	1,200,000
Posters(3)	165,606			Subway / Rail(3)	184,078	Arenas / Stadiums	1,352
Junior Posters(3)	33,336			Truckside / Mobile	10,593	Shopping Malls	30,532
Walls / Spectaculars	4,029			Taxis / Wrapped Vehicles	46,194
Total	367,039	Total	49,082	Total	514,851	Total	1,249,684

Source: OAAA.

(1)
Excludes other displays on urban furniture (e.g. phone kiosks and newsracks).
(2)
Excludes other interior and exterior place-based displays.
(3)
Represents number of faces.

       According to OAAA's first quarter 2014 revenue statistics, billboards have the largest market share among all outdoor advertising formats with 67% of revenue. Each type of outdoor advertising display is placed differently and caters to different target audiences. For example, bulletins, the largest outdoor media format, are usually installed on highways or major roads in order to attract commuters' attention during periods of high traffic volume. Posters, another form of outdoor advertising, are used to target pedestrians as well as commuter traffic in commercial and industrial areas, according to OAAA.

       Outdoor advertising has unique characteristics that cater to both local and national advertisers. Outdoor advertising's primary competitive advantage is its ability to target large on-the-move audiences through advertising campaigns that cannot be turned off, in contrast to other mediums such as radio and TV. Major benefits of outdoor advertising include but are not limited to the following:

  •
  Broad Reach and High Frequency.  According to OAAA, more than 70% of consumers' waking hours are spent outside the home, with more than 18 hours per week in a vehicle. Ourdoor advertising's potential to target a large number of consumers helps it to not only serve as a standalone advertising delivery medium but also to complement other advertising delivery vehicles when used in a marketing mix.

  •
  Selective Advertising.  Through a combination of various formats, outdoor advertising can also target a specific set of end consumers in order to influence their decision to buy a certain product or service. A carefully formulated marketing campaign closer to the point of sale may help drive consumer spending.

  •
  Low-cost Advertising Delivery Medium.  Outdoor advertising helps advertisers manage their marketing expenses, allowing them to spend less but in a more targeted, efficient manner. Outdoor advertising also caters to local advertisers who have limited marketing budgets. According to OAAA, the cost per thousand views (or CPM) for shelters, posters and billboards during 2012 averaged $5.22, much less than TV's and newspapers' averages of $14.98 and $35.50, respectively.

  •
  Fragmentation of Other Advertising Media.  The outdoor advertising sector continues to benefit from the fragmentation of broadcast TV and radio, especially over the last decade. Growth in available TV programming and varieties of radio formats has led to increased audience fragmentation, forcing advertisers to buy advertisement time slots on many TV and radio stations to target their desired audiences.

  •
  Digital Technology.  Digital advertising has been highly touted for its potential ability to enhance operational and cost efficiency. The digital sub-category has the capability to offer shorter-term contracts to both local and national advertisers who are on a tight marketing budget and looking for an effective and flashy ad campaign.

       The outdoor advertising industry is regulated at federal, state and local levels. The HBA governs the outdoor advertising industry at the federal level and covers the federal-aid primary highway system. In addition, various states, counties and cities in the U.S. have separately enacted laws and zoning regulations that regulate the outdoor advertising properties within those jurisdictions and, in some cases, do not allow new billboard structures to be erected. Other state laws prevent modification, replacement, movement or other changes to existing billboard structures. In some instances, new billboards are allowed only after fulfilling all federal, state and municipal requirements.

       Outdoor advertising revenue in the United States increased from $1.0 billion in 1980 to $7.0 billion in 2013, translating to a 6.1% compound annual growth rate. Additionally, outdoor advertising revenue increased as a percentage of core advertising revenue from 2.7% in 1980 to 4.4% in 2013. Core advertising includes outdoor, broadcast TV stations, broadcast TV networks, cable TV, radio and satellite radio, Internet, magazines and daily/weekly newspapers. Historically, the performance of the outdoor advertising industry has been relatively resilient compared to some of the other advertising media during economic downturns due to the sector's ability to offer lower CPMs and the continued fragmentation of other media such as radio and TV.

HISTORICAL AND PROJECTED U.S. OUTDOOR ADVERTISING REVENUE ($ BILLIONS)

Source: SNL Kagan.

       According to SNL Kagan projections, outdoor advertising revenue in the U.S. is expected to grow at a 5.0% average annual rate from $7.4 billion in 2014 to $11.6 billion in 2022 while the contribution of outdoor advertising revenue to total advertising revenue is also expected to increase from 4.4% in 2014 to 5.4% in 2022. The projected growth of this medium rests on innovation within digital advertising, continued recovery of the overall advertising sector and the sector's ability to take advantage of the fragmentation and niche-market orientation of other media.

       The expansion of digital billboards is expected to play an important role in the growth of the overall outdoor advertising sector. Digital billboards have been gaining favor since 2005, embodying the sector's paradigm shift toward creativity and innovation in reaching audiences. These structures have the ability to change advertising messages weekly, daily and even hourly without the time or labor required to refresh content on static billboards. Digital billboards also help create operational efficiency and adaptability by offering flexible, shorter term contracts to prospective advertisers and enabling them to better analyze their target audiences. Outdoor advertising operators such as the "big three" (CBS Outdoor, Lamar and Clear Channel Outdoor) have been converting some of their traditional billboard structures to digital. According to OAAA, digital billboards now represent just over 1% of total billboards in the U.S., with the majority owned by the big three operators. The big three operators have been making significant capital expenditures to execute their digital deployment plans. For example, during 2013, Lamar spent $50.2 million (of its

$105.6 million total capital expenditures) and Clear Channel Outdoor spent $89.0 million (of its $206.2 million total capital expenditures) on maintenance and construction of digital billboards.

       Although there has been some consolidation in the outdoor advertising industry, the competitive landscape of the sector remains relatively fragmented. Clear Channel Outdoor, Lamar and CBS Outdoor, constitute a total of 53% of 2013 total outdoor advertising revenue in the U.S., with 19%, 18% and 16% market share, respectively.

       Companies owning outdoor advertising structures generally lease the space or land on which the structures are built from a highly fragmented group of underlying property owners. As of March 31, 2014, Lamar owned only 10% of the property underlying its outdoor advertising displays. The company had lease agreements covering a total of 75,900 active sites as of December 31, 2013. As of March 31, 2014, CBS Outdoor had 23,000 lease agreements with 18,500 different landlords.

       SNL Kagan believes there are key factors supporting the stability of underlying real property interests in the outdoor advertising industry, including:

  •
  High Costs of Exiting a Lease Agreement.  Lease cancellations can have high associated costs for outdoor operators as ground lessees. If an outdoor operator terminates or fails to renew a lease, it must generally remove the billboard structure and all of its equipment, if applicable, from the land or rooftop and return the property to its original condition at potentially uneconomical costs to the lessee. Furthermore, given the restrictive regulatory and zoning environment, finding replacement locations for billboards is typically difficult and time-consuming. Even if a replacement location is secured, new billboard construction requires significant capital expenditures. For example, in 2013, Lamar spent an average of $71,528 for each new billboard it constructed. These factors tend to deter outdoor operators from canceling or terminating a lease agreement in the short term.

  •
  Occupancy and Rates.  Lease terms such as rental income and tenure are dependent on the location of the property and the overall advertising revenue environment. The U.S. economy is expected to undergo a slow yet relatively stable economic recovery barring unforeseen macro shocks. As the economy improves, occupancy of outdoor advertising structures is usually the first aspect of the sector to surge, followed by rates. During periods of economic recovery the average rates for billboards have a tendency to go up, driving lease rates up along with them.

U.S. Renewable Power Generation Market Overview

       Renewable power generation is an emerging and rapidly growing industry in the United States. According to the U.S. Energy Information Administration ("EIA"), renewable power accounted for approximately 15% of all electric power generation capacity in the U.S. in 2013. As illustrated in the table below, renewable power generation has been the fastest-growing energy sector in the U.S., with generation capacity from renewables, which include wind, solar, bioenergy, geothermal and hydropower, increasing at an average annual rate of approximately 8% from 2008 to 2013. This growth has been driven by, among other factors, continued improvement in renewable energy technology and costs, government incentives and emission standards regulation.

 U.S. POWER GENERATION CAPACITY BY PRIMARY FUEL (GIGAWATTS)

Fuel	2008(1)	2013(2)	2008 - 2013 CAGR
Wind	24.9	60.4	19.4%
Solar	0.6	6.2	60.7%
Other Renewable(3)	84.5	95.0	2.4%

Renewable Subtotal	110.0	161.6	8.0%

Coal	308.4	306.0	(0.2)%
Nuclear	100.6	99.1	(0.3)%
Oil and Natural Gas(4)	438.6	474.5	1.6%
Other(5)	21.8	24.1	2.0%

Total	979.4	1,065.3	1.7%

(1)
Source: EIA Annual Energy Outlook 2010.
(2)
Source: EIA Electric Power Monthly February 2014.
(3)
Includes hydropower, bioenergy and geothermal.
(4)
Includes oil, natural gas and other fossil fuel related sources.
(5)
Includes storage, fuel cells and distributed generation.

       Within the renewable power generation industry, wind and solar are the fastest growing segments, with substantial investments in power generation infrastructure over the last several years. Bloomberg New Energy Finance estimates that, between 2008 and 2013, utility-scale wind and solar projects raised approximately $130 billion of total asset financings. As illustrated in the chart below, the EIA projects continued growth in wind and solar capacity. By 2020, the EIA estimates that wind and solar capacity will have more than tripled as a percentage of total power generation capacity since 2008, growing from 2.6% to 8.3%.

WIND AND SOLAR POWER GENERATION CAPACITY (GIGAWATTS)

Source: EIA.

       We believe renewable power generation is in the midst of a period of expansion driven by several economic and geopolitical trends, including the following:

  •
  Government Incentives for Renewables.  U.S. federal, state and local governments and utilities have established various incentives to support the development of renewable energy. These incentives include accelerated tax depreciation, production tax credits ("PTCs"), investment tax credits ("ITCs"), cash grants and renewable portfolio standard ("RPS") programs.

  •
  Increasing Competitiveness of Renewable Energy.  Wind technology is improving as a result of taller towers, longer blades and more efficient energy conversion equipment, which allow wind projects to more efficiently capture wind resource and produce more energy. The International Energy Agency estimates that over the last ten years technology improvements have decreased the cost of wind energy in the U.S. between 24% and 39% depending on wind speed, with the greatest improvements seen at lower wind speeds. Solar technology is also improving as solar cell efficiencies improve and installation costs decline. Since the start of 2010, the average total installed cost of utility-scale solar has declined over 50%, according to Bloomberg New Energy Finance.

  •
  Environment and Regulation.  A number of new EPA rules are emerging that are expected to impact many coal-fired plants in the U.S. While there is some uncertainty as to the timing and requirements that will ultimately be imposed by these rules, we expect that the owners of some of the smaller, older or less efficient coal-fired plants will choose to decommission these facilities rather than make financial investments that will be necessary to comply with environmental rules and regulations. In addition, continued relatively low natural gas prices will put additional pressure on these plants. According to the EIA, nearly 50 GW of coal-fired capacity will be retired in the U.S. between 2013 and 2020.

       Wind and solar power generating assets are typically located on land leased from third parties or land directly owned by power companies. Given the numerous and geographically diverse locations of wind and solar sites throughout the United States, we believe the ownership of real property interests underlying renewable power generation structures is highly fragmented. We also believe that acquiring and owning sites in this industry will provide us with attractive, secure rental revenue streams given the importance of the power generating infrastructure to power producers, the substantial levels of capital investment required to develop renewable power infrastructure and favorable secular industry trends.

BUSINESS AND PROPERTIES

Overview

       We are a growth-oriented master limited partnership formed by Landmark to acquire, own and manage a portfolio of real property interests that we lease to companies in the wireless communication, outdoor advertising and renewable power generation industries. Our real property interests underlie our tenants' infrastructure assets, which include freestanding cellular towers and rooftop wireless sites, billboards and wind turbines. These assets are essential to the operations and profitability of our tenants. We seek to acquire real property interests subject to effectively triple net lease arrangements containing contractual rent increase clauses, or "rent escalators," which we believe provide us with stable, predictable and growing cash flow.

       Our real property interests consist of a diversified portfolio of long-term and perpetual easements, tenant lease assignments and, to a lesser extent, fee simple properties located in 42 states and the District of Columbia. These real property interests entitle us to receive rental payments from leases on our 692 tenant sites. Approximately 88% of our leased tenant sites are leased to large, publicly traded companies (or their affiliates) that have a national footprint. These tenants, which we refer to as our "Tier 1" tenants, are comprised of AT&T Mobility, Sprint, T-Mobile and Verizon in the wireless carrier industry, American Tower, Crown Castle and SBA Communications in the cellular tower industry and CBS Outdoor, Clear Channel Outdoor and Lamar Advertising in the outdoor advertising industry.

       We believe the terms of our tenant lease arrangements provide us with stable, predictable and growing cash flow that will support consistent, growing distributions to our unitholders. Substantially all of our tenant lease arrangements are effectively triple net, meaning that our tenants or the underlying property owners are contractually responsible for property-level operating expenses, including maintenance capital expenditures, property taxes and insurance. Over 95% of our tenant leases have contractual rent escalators, and some of our tenant leases contain revenue-sharing provisions in addition to the base monthly or annual rental payments. In addition, we believe the physical infrastructure assets at our tenant sites are essential to the ongoing operations and profitability of our tenants. When combined with the challenges and costs of relocating these infrastructure assets and the key strategic locations of our real property interests, we expect continued high tenant retention and occupancy rates. As of August 31, 2014, we had a 99% occupancy rate, with 687 of our 692 total available tenant sites leased.

       For the six months ended June 30, 2014 and for the year ended December 31, 2013, on a pro forma basis, we had revenue of $7.0 million and $12.5 million, net income of $2.3 million and $4.8 million, and Adjusted EBITDA of $6.0 million and $11.4 million, respectively. Please read "Selected Historical and Pro Forma Combined Financial Data" for the definition of the term Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP.

       We benefit significantly from our relationship with Landmark, our sponsor. Landmark, a private company formed in 2010, is one of the largest acquirers of real property interests underlying the operationally essential infrastructure assets in the wireless communication, outdoor advertising and renewable power generation industries. Our initial assets and liabilities will be contributed to us from Fund A and Fund D, two private investment funds sponsored, managed and controlled by Landmark. As of August 31, 2014, excluding the assets that will be contributed to us in connection with this offering, Landmark controlled 759 additional tenant sites through the Remaining Landmark Funds. In addition, Landmark directly owns over 64 tenant sites and has options to acquire additional real property interests at over 239 tenant sites. The Remaining Landmark Funds have agreed that they will grant us a right of first offer on real property interests that they currently own or acquire in the future before selling or transferring those assets to any third party. We refer to these real property interests as the "right of first offer assets." We believe Landmark's asset acquisition and management platform will benefit us by providing us with drop-down acquisition opportunities from Landmark's substantial and growing acquisition pipeline, as well as the capability to make direct acquisitions from third parties. Please read, "– Our Relationship with Landmark."

 Business Strategies

       Our primary business objectives are to generate stable and predictable cash flow and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

  •
  Grow Through Additional Acquisitions.  We intend to pursue acquisitions of real property interests from Landmark and its affiliates, including pursuant to our right of first offer. We also intend to pursue acquisitions of real property interests from third parties, utilizing the expertise of our management and other Landmark employees to identify and assess potential acquisitions. When acquiring real property interests, we will target infrastructure locations that are essential to the ongoing operations and profitability of our tenants, which we expect will result in continued high tenant occupancy and enhance our cash flow stability. We expect the vast majority of our acquisitions will include leases with our Tier 1 tenants or tenants whose sub-tenants are Tier 1 companies. Additionally, we will focus on infrastructure locations with characteristics that are difficult to replicate in their respective markets, and those with tenant assets that cannot be easily moved to nearby alternative sites or replaced by new construction. Although our initial portfolio is focused on wireless communication, outdoor advertising and renewable power generation assets in the United States, we intend to grow our initial portfolio of real property interests into other fragmented infrastructure asset classes and may seek acquisitions internationally.

  –
  Landmark.  We believe we will have opportunities to purchase additional real property interests through the right of first offer assets and other assets that Landmark or the Remaining Landmark Funds currently own, control or that Landmark may acquire in the future. We believe that Landmark has substantial incentives to provide us with acquisition opportunities due to its significant cash investment and overall ownership in us, including the incentive distribution rights.

  –
  Third Parties.  We believe the ownership of real property interests underlying infrastructure assets in our targeted industries is highly fragmented. Based on Landmark's proprietary database of over 200,000 tenant sites, we believe the average property owner owns between one and two of these tenant sites. We expect to pursue acquisitions of these real property interests independently or jointly with Landmark or its affiliates through (i) acquisitions of large portfolios from property owners who may wish to divest their holdings or (ii) acquisitions of real property interests directly from property owners who may seek to diversify or realize a tax-efficient transaction, which we can offer by exchanging their real property interests for our limited partner interests.

  •
  Increase Cash Flow Without Additional Capital Investment.  We will seek to organically grow our cash flow without additional capital investment through (i) contractual fixed-rate or CPI-based rent escalators, (ii) rent increases based on equipment, technology or site modification upgrades at our infrastructure locations and (iii) revenue sharing arrangements based on tenant performance. These additional revenue opportunities are consistent with and supportive of our tenants' businesses and the increasing capital improvements they are making to their asset infrastructure. For example, wireless carrier tenants who upgrade or modify their assets to improve their networks may require lease modifications or amendments to facilitate the upgrades, providing us with additional revenue opportunities. Additionally, some of our cellular tower tenants may seek to add additional wireless carrier tenants to existing sites to increase co-location. Some of our tenant leases enable us to participate and share in the additional rent charged to the sub-tenant to accommodate such additions and modifications. We will also pursue rent increases in the outdoor advertising industry in connection with lease amendments to accommodate upgrades of static billboards to digital billboards, which generally earn higher rents from advertisers. Additionally, some of our outdoor advertising tenant leases provide us with revenue sharing in addition to the base monthly or annual rent, which enables us to participate in the additional revenue our billboard tenants receive.

  •
  Generate Stable Cash Flow through Effectively Triple Net Lease Arrangements and Portfolio Diversification.  We intend to focus on the acquisition and management of tenant sites with effectively triple net lease arrangements. We believe our focus on effectively triple net lease arrangements enhances our profitability and minimizes volatility in our cash flow. As of August 31, 2014, substantially all of our leased tenant sites were subject to effectively triple net lease arrangements. We will seek to further diversify our portfolio to avoid dependence on any single real property interest or geographic region, and enhance our diversification across structure types, tenants and industries over time.

  •
  Maintain a Conservative Capital Structure.  We will target a leverage profile of less than 50% total debt to total market capitalization, which we define as the market value of our limited partner interests and the principal amount of our debt. In addition, we will actively manage our balance sheet to address interest rate risk and preserve flexibility. We believe we will have highly predictable cash flow to service our financing obligations, pay distributions on our units and provide flexibility for growth. In connection with the closing of this offering, we will enter into a new $            million revolving credit facility, which we believe will provide us with an attractive capital structure and significant capacity to execute our acquisition growth plans. After giving effect to this offering and the related formation transactions, we will have $74.0 million of outstanding borrowings under our new revolving credit facility.

Business Strengths

       We believe we are well-positioned to execute our business strategies based on the following characteristics and strengths:

  •
  Strategic Relationship with Landmark.  We have a significant strategic relationship with our sponsor, Landmark, which we believe will enable us to rapidly grow our initial portfolio of real property interests. Members of Landmark's management team have significant experience and have overseen the acquisition of over 5,000 real property interests in our initial target industries. We believe Landmark's acquisition practices and the scalability of its proprietary technology platform should permit Landmark to substantially increase its acquisition volumes in the existing target market of several hundred thousand real property interests. We believe that we will have opportunities to purchase additional real property interests through the right of first offer assets, including the 759 tenant sites the Remaining Landmark Funds currently own, as well as other assets that Landmark owns or may identify for future acquisition. Landmark has increased its acquisition volume every year since its inception and acquired 580 tenant sites in 2013, equivalent to roughly 84% of the total tenant sites in our initial portfolio. We believe that due to its substantial cash investment and significant ownership interest in us, Landmark will have clear incentives to provide us with ongoing growth opportunities through acquisitions of assets it owns, controls or otherwise identifies.

  •
  Stable Cash Flow with Contracted Growth.  Our initial portfolio includes 692 tenant sites at 508 infrastructure locations with an average remaining lease term of 18 years including renewal options and an average remaining lease term of four years excluding renewal options. In Landmark's five-year history, it has had 408 tenant sites come up for renewal and 405 (over 99%) have been renewed. Substantially all of our tenant lease arrangements are effectively triple net and require payment of fixed monthly or annual rent. For the two-year period ended December 31, 2013, our property operating expenses were less than 1% of revenue and we had no maintenance capital expenditures, enhancing our cash flow stability. In addition, substantially all of our assets have contractual rent escalators, providing consistent organic growth of revenue and distributable cash flow. As of August 31, 2014, 95% of our tenant leases contained contractual rent escalators, 88% of which were fixed-rate, (with an average annual escalation rate of approximately 2.6%) and 7% of which were tied to CPI. Furthermore, under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services Landmark will provide to us in support of our business, subject to an annual cap equal to the greater of $650,000 per year and 3% of our revenue. These transparent, capped general and administrative expenses, combined with predictable revenue and high tenant occupancy (historically, approximately 99% of the tenant sites in our portfolio have been occupied), should enable us to deliver consistent, growing distributions to our unitholders.

  •
  Strategic Locations Highly Desired by Tier 1 Tenants.  We believe our initial portfolio consists of attractive real property interests underlying assets in strategically-desirable locations that are essential to the operations and profitability of our tenants.

    –
    Long Lived, Established Infrastructure Assets.  Our real property interests underlie infrastructure assets that are essential to our tenants' core businesses. We believe the substantial majority of our real property interests are in difficult-to-replicate locations or underlie essential assets in which our tenants have made considerable investments of capital and committed considerable resources. For example, substantially all of our tenants' cellular antennas are part of an interdependent wireless network and any changes to the network would require extensive capital outlays. Additionally, operators of infrastructure assets would incur substantial time and costs relocating equipment and structures, decommissioning an existing site and returning it to its former condition and permitting, constructing and installing equipment and structures at a new site; in combination, this represents a significantly greater cost than the rent they are committed to paying us. Similarly, many of our tenants' billboard assets cannot be moved or rebuilt in a similar location due to regulation and zoning restrictions, including assets that have "grandfathered" zoning status or would otherwise face local community resistance for the construction of new structures, and any real property interest we might acquire in the renewable power generation industry, underlying wind turbines and any solar arrays, will necessarily be located near power interconnection equipment.

    –
    Nationally Recognized Tenants.  Approximately 88% of our leased tenant sites are occupied by nationally-recognized companies or their affiliates, who we believe carefully selected these sites based on their specific business preferences and requirements. Our Tier 1 tenants are comprised of AT&T Mobility, Sprint, T-Mobile and Verizon in the wireless carrier industry, American Tower, Crown Castle and SBA Communications in the cellular tower industry and CBS Outdoor, Clear Channel Outdoor and Lamar Advertising in the outdoor advertising industry. Our Tier 1 tenants are well-known, national industry leaders with established track records operating assets such as those located at our tenant sites.

    –
    Large Presence in Highly Populated Markets and Well-Trafficked Locations.  Approximately 55% of our tenant sites are located in Top 20-ranked Basic Trading Areas, or BTAs. BTAs are geographic regions ranked primarily by population, with the top BTAs comprising major metropolitan areas such as New York, Los Angeles and Chicago. We believe our locations in these major metropolitan areas are highly desirable for our tenants in the wireless communication and outdoor advertising industries seeking to reach a large customer base.

  •
  Low Concentration Risk from a Geographically Diversified Portfolio.  Our initial portfolio of 692 tenant sites, located in 42 states and the District of Columbia, is diversified in several ways. For the six months ended June 30, 2014, our largest lease generated less than 1% of our revenue. No single state accounted for more than 13% of our tenant sites as of June 30, 2014. Additionally, the average monthly GAAP rent per tenant site for the six months ended June 30, 2014 was approximately $1,600. Our significant geographic diversification, combined with the small size of each tenant site, substantially mitigates the risk of any single event resulting in a material decrease in our cash flow.

  •
  Opportunities to Increase Rent and Share Revenue Without Additional Capital Investments.  We expect to organically increase the rental revenue on our real property interests without additional capital investment by capturing additional rent as tenants request lease amendments and by sharing in incremental revenue related to certain tenant sites. We believe we are well positioned to negotiate higher rents in advance of lease expirations as tenants request lease amendments to accommodate equipment upgrades or additional tenant co-location. Many of our tenants have announced plans to invest significant capital over the next several years to upgrade their assets, including 4G LTE network upgrades for wireless carrier tenants and conversion of static billboards to digital billboards for our billboard tenants. In addition, where our tenants are able to negotiate higher rents with their customers, we may be entitled to receive higher rent through revenue sharing agreements and lease amendments. Currently, 36 of our tenant sites, primarily in the outdoor advertising industry, have leases containing revenue sharing provisions. We will be able to capture, in addition to minimum base rent, additional revenue from leases at these locations in the event that outdoor advertising revenue increases. In addition, to the extent our easements have additional space available for lease, we may be entitled to additional revenue generated anywhere within the prescribed easement.

  •
  Attractive Cost of Capital.  We believe that as a publicly traded partnership, we will have a cost of capital advantage over our private competitors seeking to acquire real property interests in our target asset classes. Additionally, we believe that the ability to exchange our limited partner interests as consideration for assets (in addition to cash), will offer sellers a combination of benefits, including cash flow diversification, the ability to defer taxable gains, potential growth in value and the option to conveniently sell their limited partner interests in the marketplace when they wish to obtain cash. We believe that our ability to make acquisitions with both cash and limited partner interests will expand our universe of potential acquisition opportunities and help us pursue further accretive growth for our unitholders.

Our Initial Portfolio of Real Property Interests

       Our initial portfolio of property interests consists primarily of (i) long-term and perpetual easements combined with lease assignment contracts, which we refer to as our "lease assignments," (ii) lease assignments without easements and (iii) to a lesser extent, properties we own in fee simple. In connection with each real property interest, we have also acquired the rights to receive payment under pre-existing ground leases from property owners, which we refer to as our "tenant leases." Under our easements, property owners have granted us the right to use and lease the space occupied by our tenants, and when we have not been granted easements, we have acquired economic rights under lease assignments that are substantially similar to the economic rights granted under our easements, including the right to re-lease the same space if the tenant lease expires or terminates.

       The table below provides an overview of our initial portfolio of real property interests as of August 31, 2014.

Our Real Property Interests

		Available Tenant Sites(1)
					Leased Tenant Sites
								Average Monthly Effective Rent Per Tenant Site(5)(6)	Adjusted Quarterly Revenue(2)
			Average Remaining Property Interest (Years)			Average Remaining Lease Term (Years)(2)
Real Property Interest	Number of Infrastructure Locations(1)	Number			Number		Tenant Site Occupancy Rate(3)(4)		Total	Percent of Total
Tenant Lease Assignment with Underlying Easement
Wireless Communication	350	473	74.9	(7)	468	19.3			$2,305,123	68%
Outdoor Advertising	84	111	87.0	(7)	111	14.3			423,110	13%
Renewable Power Generation	1	2	29.9		2	23.4			8,944	—

Subtotal	435	586	77.1	(7)	581	18.4			$2,737,177	81%

Tenant Lease Assignment only(8)
Wireless Communication	63	93	55.7		93	18.5			$561,878	16%
Outdoor Advertising	7	7	82.2		7	17.5			37,998	1%

Subtotal	70	100	57.6		100	18.4			$599,876	17%

Tenant Lease on Fee Simple
Wireless Communication	2	5	99.0	(7)	5	11.9			$21,410	1%
Outdoor Advertising	1	1	99.0	(7)	1	18.9			28,178	1%

Subtotal	3	6	99.0	(7)	6	13.0			$49,588	2%

Total	508	692	74.3	(9)	687	18.3			$3,386,641	100%

Aggregate Portfolio
Wireless Communication	415	571	72.0		566	19.1	99%	$1,612	$2,888,411	85%
Outdoor Advertising	92	119	86.9		119	14.5	100%	1,351	489,286	15%
Renewable Power Generation	1	2	29.9		2	23.4	100%	1,491	8,944	—%

Total	508	692	74.3	(9)	687	18.3	99%	$1,568	$3,386,641	100%

(1)
"Available Tenant Sites" means the number of individual sites that could be leased. For example, if we have an easement on a single rooftop, on which three different tenants can lease space from us, this would be counted as three "tenant sites," and all three tenant sites would be at a single infrastructure location with the same address.

(2)
Assumes the exercise of all remaining renewal options of tenant leases. Assuming no exercise of renewal options, the average remaining lease terms for our wireless communication, outdoor advertising, renewable power generation and aggregate portfolios as of August 31, 2014 were 2.6, 7.4, 23.4 and 3.5 years, respectively.
(3)
Represents number of leased tenant sites divided by number of available tenant sites.
(4)
Occupancy and average monthly effective rent per tenant site are shown only on an aggregate portfolio basis by industry.
(5)
Represents total adjusted monthly revenue excluding the impact of amortization of above and below market lease intangibles divided by the number of leased tenant sites and is presented on a monthly basis.
(6)
Represents GAAP rental revenue of $3,315,881 recognized under existing tenant leases for the three months ended June 30, 2014 adjusted to include three months of minimum contractual rental amounts for assets acquired after June 30, 2014. Excludes interest income on receivables.
(7)
Fee simple ownership and perpetual easements are shown as having a term of 99 years for purposes of calculating the average remaining term.
(8)
Reflects "springing lease agreements" whereby the cancellation or nonrenewal of a tenant lease entitles us to enter into a new ground lease with the property owner (up to the full term) and a replacement tenant lease. The remaining lease assignment term is, therefore, equal to or longer than the remaining lease term. Also represents properties for which the "springing lease" feature has been exercised and has been replaced by a lease for the remaining term.
(9)
Excluding perpetual ownership rights, the average remaining property interest term on our tenant sites is approximately 56 years.

       The illustrations below depict common leasing arrangements associated with our real property interests. In the wireless communication industry example illustrated below, we own a real property interest underlying a cellular tower. The cellular tower structure is often owned by another company, who in turn charges one or more wireless carriers for the right to place wireless communication equipment atop the tower (however, the wireless carrier itself occasionally owns the tower). The wireless carriers pay rent to the tower owner for the use of the tower, and the tower owner, in turn, pays us pursuant to our lease with the tower owner to occupy our real property interest.

Wireless Communication Industry
Infrastructure Ownership and Cash Flow Structure

       In the outdoor advertising industry example illustrated below, we own a real property interest underlying an outdoor billboard. The billboard structure is owned by another company, who in turn rents the billboard to advertisers. The advertisers pay rent for the use of the billboard, and the billboard owner, in turn, pays us pursuant to our tenant lease with the billboard owner to occupy our real property interest.

Outdoor Advertising Industry
Infrastructure Ownership and Cash Flow Structure

       In this example, we own a real property interest underlying a wind turbine. The wind turbine itself is owned by another company, who in turn sells power generated by the wind turbine to a utility. The utility pays for the power generated by the wind turbine, and the wind turbine owner, in turn, pays us pursuant to our tenant lease with the turbine owner to use our real property interest.

Renewable Power Generation Industry
Infrastructure Ownership and Cash Flow Structure

       Our real property interests underlie a diverse range of tenant structures. We evaluate assets based on a variety of attributes, including, but not limited to, the marketability of the underlying title, the stability of the rental cash flow stream and opportunity for rent increases, tenant quality, the desirability of the structure's geographic location, the importance of the structure to the ongoing operations and profitability of our tenants and the challenge and costs associated with tenants vacating sites. In certain instances, we lease a tenant site for our tenant's base station and equipment, but not the tenant's antenna array located on infrastructure owned by a third party. We refer to this type of arrangement as an "equipment only" lease. Within the wireless communication industry, our tenants' structure types include rooftop sites, wireless towers (including monopoles, self-supporting towers, stealth towers and guyed towers), other structures (including, for example, water towers and church steeples) and equipment-only sites. In the outdoor advertising industry, our tenants' structure types include both static and digital billboards. Our real property interests in the renewable power generation industry currently underlie wind turbines but in the future we expect to also acquire real property interests that underlie solar arrays.

       The table below presents an overview of the structures underlying our real property interests, as of August 31, 2014:

Our Real Property Interests by Structure Type

		Available Tenant Sites(1)			Leased Tenant Sites
Structure Type	Number of Infrastructure Locations(1)	Number	Average Remaining Property Interest (Years)(2)		Number	Average Remaining Lease Term (Years)(3)	Adjusted Quarterly Revenue(4)	Percentage of Adjusted Quarterly Revenue(4)
Rooftops	140	215	65.2		212	17.6	$1,333,665	39%
Towers	183	210	74.6		209	19.6	949,955	28%
Billboards	92	119	86.9		119	14.5	489,286	15%
Other structures	77	85	82.9		85	22.2	349,048	10%
Equipment only(5)	15	61	72.7		60	18.4	255,743	8%
Wind turbines	1	2	29.9		2	23.4	8,944	–

Total	508	692	74.3	(6)	687	18.3	$3,386,641	100%

(1)
"Available Tenant Sites" means the number of individual sites that could be leased. For example, if we have an easement on a single rooftop, on which three different tenants can lease space from us, this would be counted as three "tenant sites," and all three tenant sites would be at a single infrastructure location with the same address.
(2)
Fee simple ownership and perpetual easements are indicated as having a term of 99 years for purposes of calculating the average remaining term. Also includes "springing lease agreements" whereby the cancellation or nonrenewal of a tenant lease entitles us to enter into a new ground lease with the property owner (up to the full term) and a replacement tenant lease. The remaining lease assignment term is, therefore, in many cases, higher than the remaining tenant lease term.
(3)
Assumes the exercise of all remaining renewal options. Assuming no exercise of renewal options, the average remaining lease terms for our wireless communication, outdoor advertising, renewable power generation and total portfolio as of August 31, 2014 were 2.6, 7.4, 23.4 and 3.5 years, respectively.
(4)
Represents GAAP rental revenue of $3,315,881 recognized under existing tenant leases for the three months ended June 30, 2014 and three months of minimum contractual rental amounts for assets acquired subsequent to June 30, 2014. Excludes interest income on receivables.
(5)
In certain instances, we lease our tenant site for our tenant's base station and equipment, but the tenant's antenna array and related hardware are located on infrastructure owned by a third party. We refer to this type of arrangement as an "equipment only" lease. At 31 infrastructure locations, we have leased space for equipment together with other structures.
(6)
Excluding perpetual ownership rights, the average remaining property interest term on our tenant sites is approximately 56 years.

       We are geographically diversified with assets located in 42 states, plus the District of Columbia, and no single state accounted for more than 13% of our tenant sites as of August 31, 2014. Additionally, the majority of our wireless communication and outdoor advertising assets are located in major cities, significant intersections, and traffic arteries in the United States that benefit from high urban density, favorable demographic trends, strong traffic counts and strict zoning restrictions with legacy zoning rights (commonly referred to as "grandfather clauses.") These attributes enhance the long-term value of our real property interests, as our wireless communication and outdoor advertising tenants are focused on placing their assets in dense areas with large populations and along high-traffic corridors. Additionally, local zoning regulations often restrict the construction of new cellular towers, rooftop wireless structures and outdoor advertising and billboard structures, creating barriers to entry and a supply shortage. We believe this leads to improved value of our assets and further increases the likelihood for continued high occupancy.

Our Real Property Interest Locations(1)

The above map highlights the states in which our initial real property interests are located, shaded to indicate our concentration of tenant sites in different states.

(1)
As of August 31, 2014.

       The table below summarizes our real property interests by state. Our two receivable power generation tenant sites in Kansas are included in the "Total" column.

Our Real Property Interests by State

	Wireless Communication		Outdoor Advertising		Total(1)
	Number of Available Tenant Sites	Adjusted Quarterly Revenue(2)	Number of Available Tenant Sites	Adjusted Quarterly Revenue(2)	Number of Available Tenant Sites		Adjusted Quarterly Revenue(2)		Percentage of Adjusted Quarterly Revenue
Alabama	3	$9,058	1	$9,133	4		$18,191		0.5%
Alaska	1	2,933	–	–	1		2,933		0.1%
Arizona	24	98,973	1	5,590	25		104,563		3.1%
Arkansas	6	13,999	–	–	6		13,999		0.4%
California	85	423,043	5	39,234	90		462,277		13.6%
Colorado	15	84,280	4	9,443	19		93,723		2.8%
Connecticut	9	56,210	–	–	9		56,210		1.7%
District of Columbia	1	6,207	–	–	1		6,207		0.2%
Florida	30	175,226	12	36,370	42		211,596		6.2%
Georgia	8	57,890	20	75,443	28		133,333		3.9%
Illinois	46	257,596	14	105,590	60		363,186		10.7%
Indiana	2	16,476	4	6,150	6		22,626		0.7%
Iowa	2	4,052	1	2,250	3		6,302		0.2%
Kansas	3	11,624	1	2,100	6	(1)	22,668	(1)	0.7% (1)
Kentucky	–	–	1	1,500	1		1,500		0.0%
Louisiana	6	12,566	1	1,275	7		13,841		0.4%
Maine	2	8,941	–	–	2		8,941		0.3%
Maryland	1	4,515	–	–	1		4,515		0.1%
Massachusetts	34	178,281	–	–	34		178,281		5.3%
Michigan	12	54,643	9	13,468	21		68,111		2.0%
Minnesota	4	13,601	2	7,867	6		21,468		0.6%
Mississippi	2	4,026	–	–	2		4,026		0.1%
Missouri	14	78,860	21	67,090	35		145,950		4.3%
Montana	1	4,345	–	–	1		4,345		0.1%
Nebraska	–	–	2	3,443	2		3,443		0.1%
Nevada	39	132,212	1	3,600	40		135,812		4.0%
New Jersey	53	396,606	–	–	53		396,606		11.7%
New Mexico	3	13,614	–	–	3		13,614		0.4%
New York	48	322,163	–	–	48		322,163		9.5%
North Carolina	2	13,732	2	5,574	4		19,306		0.6%
North Dakota	1	1,073	–	–	1		1,073		0.0%
Ohio	9	39,995	6	21,153	15		61,148		1.8%
Oklahoma	7	26,977	–	–	7		26,977		0.8%
Oregon	13	55,927	1	27,487	14		83,414		2.5%
Pennsylvania	13	55,791	2	15,317	15		71,108		2.1%
South Carolina	1	1,797	–	–	1		1,797		0.1%
South Dakota	6	9,868	–	–	6		9,868		0.3%
Tennessee	4	13,179	4	10,386	8		23,565		0.7%
Texas	44	129,146	3	18,202	47		147,348		4.4%
Utah	7	20,066	1	1,621	8		21,687		0.6%
Vermont	4	60,324	–	–	4		60,324		1.8%
Washington	1	3,063	–	–	1		3,063		0.1%
Wisconsin	5	15,533	–	–	5		15,533		0.5%

Total	571	$2,888,411	119	$489,286	692	(1)	$3,386,641	(1)	100%

(1)
Total includes 2 tenant sites in the renewable power generation industry.
(2)
Represents GAAP rental revenue of $3,315,881 recognized under existing tenant leases for the three months ended June 30, 2014 adjusted to include three months of minimum contractual rental amounts for assets acquired after June 30, 2014. Excludes interest income on receivables.

       Approximately 69% and 79% of our tenant sites are located in Top-50 and Top-100 ranked BTAs, respectively, including New York, Los Angeles and Chicago. We believe our locations in major metropolitan population centers are highly desirable for our tenants in the wireless communication and outdoor advertising industries seeking to reach a large customer base.

       The table below summarizes our real property interests by BTA rank as of August 31, 2014.

Our Real Property Interests Ranked by Basic Trading Area(1)

	Wireless Communication		Outdoor Advertising		Total(2)
BTA Rank	Number of Tenant Sites	Adjusted Quarterly Revenue(3)	Number of Tenant Sites	Adjusted Quarterly Revenue(3)	Number of Tenant Sites	Adjusted Quarterly Revenue(3)	Percentage of Adjusted Quarterly Revenue
1 - 5	209	$1,311,862	19	$145,434	228	$1,457,296	43%
6 - 10	40	158,472	18	79,541	58	238,013	7%
11 - 20	74	415,877	18	84,985	92	500,862	15%
21 - 50	76	325,999	23	100,548	99	426,547	13%
51 - 100	50	208,969	15	37,385	65	246,354	7%

Subtotal (Top 100)	449	2,421,179	93	447,893	542	2,869,072	85%
101+	122	467,232	26	41,393	148	508,625	15%

Total	571	$2,888,411	119	$489,286	690	$3,377,697	100%

(1)
Ranked by population.
(2)
Excludes tenant sites in the renewable power generation industry. BTA rank is not a relevant metric for the renewable power generation industry.
(3)
Represents GAAP rental revenue of $3,315,881 recognized under existing tenant leases for the three months ended June 30, 2014 adjusted to include three months of minimum contractual rental amounts for assets acquired after June 30, 2014. Excludes interest income on receivables.

  Easements and Lease Assignments

       In most locations, our tenant leases were acquired together with an easement granted by the property owner in favor of Landmark, granting us the rights to the tenant site occupied by the tenant under the lease. For our tenant sites that were not accompanied by an easement, our lease assignments provide us with economic rights that are substantially similar to the economic rights granted under our easements, including the right to re-lease the same space if the tenant lease expires or terminates. In limited circumstances we lease the sites from property owners and then sub-lease those spaces to our tenants.

       The terms of our easements and lease assignments generally range from 40 years to 99 years, and we also hold perpetual easements. The average remaining term of our easements and lease assignments is approximately 75 years (assuming perpetual easements, which comprise approximately 41% of our total easements, have a term of 99 years). When we acquire an easement or lease assignment in connection with a property subject to a mortgage, we generally also enter into a non-disturbance agreement with the mortgage lender in order to protect us against potential foreclosure on the property owner at the infrastructure location, which foreclosure could, absent a non-disturbance agreement, extinguish our easement or lease assignment. In some instances where we obtain non-disturbance agreements, we still remain subordinated to some indebtedness. As of August 31, 2014, at least 90% of our tenant sites were either subject to non-disturbance agreements or had been otherwise recorded in local real estate records in senior positions prior to any mortgages.

       Our easements and lease assignments strengthen and protect our real property interests in any given infrastructure location by allowing us to control the use of the tenant site after the expiration of the primary lease term (plus extension options) and to prevent a property owner from interfering with the operations of our tenants. Additionally, we believe that our easements and lease assignments have been and will continue to be acquired and structured in a manner that mitigates additional risks in many ways, including the following:

  •
  We record our easements and lease assignments in local real property records, giving constructive notice of our real property interest to all successor property owners and other parties of interest (such as future lenders).

  •
  We perform a title search prior to the acquisition of the easement or lease assignment and obtain title insurance on the easement or lease assignment except where doing so would not be economic or otherwise feasible, and all material exceptions to title are typically addressed prior to purchase.

  •
  Our possessory use rights to the underlying property mitigate our liability exposure, and we are typically indemnified by the property owners or our tenants for environmental liability, if any, relating to the property. In addition, general liability insurance is typically provided by our tenants.

  •
  Our easements and lease assignments, together with our non-disturbance agreements, generally protect our real property interest in case of a foreclosure against the property owner.

  •
  The property owner is generally contractually responsible for their property-level operating expenses, including maintenance capital expenditures, taxes and insurance.

       Finally, in the event that one of our tenant leases expires without renewal or is terminated, all of our easements and substantially all of our lease assignments allow us to enter into a new lease of the same space for the same use within a specified period of time. If we do not enter into a new lease during the tenant replacement period (typically three to five years), in the case of an easement, the easement terminates and control of the space reverts back to the property owner, or in the case of a lease assignment, we forfeit our right to re-lease the space.

       In limited circumstances we have granted a landowner the right to re-acquire our lease assignment at a purchase price which we believe makes us economically whole for the loss of an asset. To date, no landowner has exercised this right.

  Fee Simple Properties

       Our initial portfolio of real property interests includes only three properties we own in fee simple. These properties have associated tenant leases in the wireless communication and outdoor advertising industry. These properties have associated operating and property tax expense for which we are responsible. For the six months ended June 30, 2014, we received $0.1 million in adjusted revenue related to these properties, representing only 1.5% of our quarterly adjusted revenue.

       The table below provides an overview of the remaining term and adjusted quarterly revenue under our easements, lease assignments and fee simple properties as of August 31, 2014.

Our Real Property Interests by Remaining Term

		Leased Tenant Sites(2)
					Percentage of Adjusted Quarterly Revenue(4)
Remaining Term of Real Property Interest(1)	Number of Infrastructure Locations	Number	Average Remaining Lease Term (years)(3)	Adjusted Quarterly Revenue(4)
Wireless Communication
Less than or equal to 20 years	4	7	19.4	$42,557	1%
20 to 29 years	22	29	18.4	192,502	6%
30 to 39 years	79	104	17.6	600,338	18%
40 to 49 years	53	89	17.0	513,003	15%
50 to 99 years	95	115	22.3	536,703	15%
Perpetual(5)	161	222	19.1	1,003,308	30%

Subtotal	414	566	19.1	$2,888,411	85%

Outdoor Advertising
20 to 29 years	3	6	7.6	$9,340	–
30 to 39 years	7	8	9.0	54,325	1%
40 to 49 years	6	7	9.6	22,318	1%
50 to 99 years	28	35	18.1	143,427	5%
Perpetual(5)	49	63	14.5	259,876	8%

Subtotal	93	119	14.5	489,286	15%

Renewable Power Generation
30 to 39 years	1	2	23.4	$8,944	–

Subtotal	1	2	23.4	$8,944	–

Aggregate Portfolio
Less than or equal to 20 years	4	7	19.4	$42,557	1%
20 to 29 years	26	37	17.3	210,786	6%
30 to 39 years	86	112	17.0	654,663	19%
40 to 49 years	59	96	16.4	535,321	16%
50 to 99 years	123	150	21.3	680,130	20%
Perpetual(5)	210	285	18.1	1,263,184	38%

Total	508	687	18.3	$3,386,641	100%

(1)
Remaining term is based on the assumption that the site is not vacant for a period longer than our tenant replacement period.
(2)
"Leased Tenant Sites" means the number of individual sites that are leased. For example, if we have an easement on a single rooftop, on which three different tenants lease space from us, this would be counted as three "tenant sites," and all three tenant sites would be at a single infrastructure location with the same address.
(3)
Assumes the exercise of all remaining renewal options of tenant leases. Assuming no exercise of renewal options, the average remaining lease terms for our wireless communication, outdoor advertising, renewable power generation and aggregate portfolios as of August 31, 2014 were 2.6, 7.4, 23.4 and 3.5 years, respectively.
(4)
Represents GAAP rental revenue of $3,315,881 recognized under existing tenant leases for the three months ended June 30, 2014 and three months of minimum contractual rental amounts for assets acquired subsequent to June 30, 2014. Excludes interest income on receivables. Totals may not sum due to rounding.
(5)
Includes both fee simple and perpetual easement interests.

  Other Assets

       While we generate substantially all of our revenue from our ownership and leasing of real property interests, we also generate a small amount of revenue from other, non-core assets, which were in most cases acquired as part of a portfolio transaction of real property interests. These other assets include financing arrangements and management agreements whereby we purchased the right to receive a portion of a rental payment under a contract but are not a party to the lease and do not have a real property interest. Our other assets also include arrangements with T-Mobile USA whereby we purchased the right to retain a portion of a lease payment prior to passing the remainder to the property owner. These cash flow financing arrangements are accounted for as receivables in our financial statements. We generally will not seek to acquire assets that are similar to these cash flow financing arrangements.

  Tenant Leases

       The majority of our tenant leases were acquired from property owners, who assigned to us all of the property owner's rights, title and interest in and pursuant to (but generally excluding obligations under) a pre-existing lease between the property owner and a third-party tenant, such as a wireless carrier, cellular tower operator, billboard owner or renewable power producer. Generally, we do not assume the landlord's obligations under the tenant lease, such as the obligation to provide quiet enjoyment of the property or to pay property taxes. These leases previously provided the property owner with a stream of rental payments, typically paid monthly or annually, and were assigned to us in exchange for an up-front lump sum payment.

       Of our 687 leased tenant sites, 681 are subject to effectively triple net lease arrangements, meaning that our tenants or the underlying property owners are contractually responsible for property-level operating expenses, including maintenance capital expenditures, taxes and insurance. For this reason, we expect to have minimal ongoing expenses relating to our assets. For the year ended December 31, 2013, our property operating and maintenance expenses and maintenance capital expenditures were collectively equal to less than 1% of revenue.

       We believe our effectively triple net lease arrangements support a stable, consistent and predictable cash flow profile due to the following characteristics:

  •
  no equipment maintenance costs or obligations (tenant is responsible for all maintenance and Landmark's role is limited to billing, collections and managing the ground lease);

  •
  no property-level maintenance capital expenditures; and

  •
  no property tax or insurance obligations (tenant or property owner is responsible for these costs).

       Our tenant leases are typically structured with five-year or ten-year initial terms and four additional, successive five-year renewal terms. The average remaining lease term of our tenant leases is 18 years including renewal terms, and the average remaining lease term of our tenant leases is four years excluding renewal terms. In Landmark's five-year history, it has had 408 tenant sites come up for renewal and 405 (over 99%) have been renewed. Our tenant leases produce an average of approximately $1,600 per month in GAAP rental payments, but can range from as low as $30 per month to as much as $9,700 per month. In addition, most of our tenant leases include built-in rent escalators, which are typically structured as fixed amount increases, fixed percentage increases, or CPI-based increases and increase rent annually or on the renewal of the lease term. Furthermore, 36 of our tenant leases, primarily in the outdoor advertising industry, contain revenue sharing provisions. As of August 31, 2014, 95% of our tenant leases contained contractual rent escalators, 88% of which were fixed-rate (with an average annual escalation rate of approximately 2.6%) and 7% of which were tied to CPI.

       Though our tenant leases are typically structured as long-term leases with fixed rents and rent escalators, our tenants generally may cancel their leases upon 30 to 180 days' notice. However, occupancy rates under our tenant leases have historically been very high. As of August 31, 2014, we had an occupancy rate of 99%, with 687 tenant sites actively leased and five tenant sites available for lease. We believe the infrastructure improvements and operations of the tenant assets located on our real property interests are essential to the ongoing operations and profitability of our tenants. We believe that the importance of these assets, combined with the challenges and costs of relocating these infrastructure improvements, make it likely that we will continue to enjoy high tenant retention and occupancy rates.

       We believe that by focusing on high-quality real property interests we increase the likelihood that our tenants will renew their leases upon expiration. In Landmark's history, it has had 408 tenant sites come up for renewal and 405 (over 99%) have been renewed.

       We monitor tenant credit quality on an ongoing basis by reviewing, where available, the publicly filed financial reports, press releases and other publicly available industry information regarding the parent entities of our tenants. In addition, we monitor payment history data for all of our tenants. We are otherwise generally not entitled to financial results or other credit-related data from our tenants.

       The tables below summarize the remaining lease terms under our tenant leases as of August 31, 2014.

Our Tenant Sites by Remaining Tenant Lease Terms
(including full exercise of remaining renewal terms)

Remaining Lease Term	Number of Leased Tenant Sites	Adjusted Quarterly Revenue(1)	Percentage of Adjusted Quarterly Revenue(1)
Less than or equal to 5 years	59	$249,531	7%
5 to 9 years	106	536,215	16%
10 to 14 years	106	551,762	16%
15 years or more	416	2,049,133	61%

Total	687	$3,386,641	100%

(1)
Represents GAAP rental revenue of $3,315,881 recognized under existing tenant leases for the three months ended June 30, 2014 and three months of minimum contractual rental amounts for assets acquired subsequent to June 30, 2014. Excludes interest income on receivables. Totals may not sum due to rounding.

Our Tenant Sites by Remaining Tenant Lease Terms
(including no exercise of remaining renewal terms)

Remaining Lease Term	Number of Leased Tenant Sites	Adjusted Quarterly Revenue(1)	Percentage of Adjusted Quarterly Revenue(1)
Less than 1 year	140	$676,774	20%
1 to 2 years	121	569,608	17%
2 to 5 years	345	1,772,537	52%
5 years or more	81	367,722	11%

Total	687	$3,386,641	100%

(1)
Represents GAAP rental revenue of $3,315,881 recognized under existing tenant leases for the three months ended June 30, 2014 and three months of minimum contractual rental amounts for assets acquired subsequent to June 30, 2014. Excludes interest income on receivables.

 Our Tenants

       Our tenants operate in the wireless communication, outdoor advertising and renewable power generation industries. They are generally large, publicly traded companies (or their affiliates) with a national footprint. Approximately 90% of our adjusted revenue for the three months ended June 30, 2014 was derived from our Tier 1 tenants. In the course of evaluating acquisition opportunities, we assess the desirability of an infrastructure location to our tenants and factors impacting demand of their customers.

       Below is a summary of our tenants as of August 31, 2014.

Our Tenants By Industry

Tenant(1)	Number of Leased Tenant Sites	% of Total	Adjusted Quarterly Revenue(2)	% of Total
Wireless Communication (Carriers)
T-Mobile	111	16%	$646,966	19%
Verizon	101	15%	521,520	15%
Sprint	71	10%	440,441	13%
AT&T Mobility	79	12%	405,847	12%
Others	41	6%	158,935	5%

Wireless Communication (Carriers) Subtotal	403	59%	$2,173,709	64%
Wireless Communication (Tower Companies)
Crown Castle	100	15%	$376,093	11%
American Tower	29	4%	168,529	5%
SBA Communications	20	3%	96,320	3%
Others	14	2%	73,760	2%

Wireless Communication (Tower Companies) Subtotal	163	24%	$714,702	21%
Outdoor Advertising
CBS Outdoor	33	5%	$150,971	5%
Clear Channel Outdoor	24	3%	152,160	5%
Lamar Advertising	36	5%	98,138	3%
Others	26	4%	88,017	2%

Outdoor Advertising Subtotal	119	17%	$489,286	15%
Renewable Power Generation
Others	2	–	$8,944	–

Total	687	100%	$3,386,641	100%

(1)
Includes affiliates and subsidiaries.
(2)
Represents GAAP rental revenue of $3,315,881 recognized under existing tenant leases for the three months ended June 30, 2014 adjusted to include three months of minimum contractual rental amounts for assets acquired subsequent to June 30, 2014. Excludes interest income on receivables.

  Wireless Communication

       Our wireless communication tenants consist primarily of wireless carriers (and their affiliates), such as AT&T Mobility, Sprint, T-Mobile and Verizon, and tower companies (and their affiliates) such as American Tower, Crown Castle and SBA Communications. These tenants generally lease from us space underlying their cellular towers that contain antennas, radios and other electronic communications equipment. Our wireless communication sites also include space on existing buildings and structures, such as building rooftops, especially in dense urban areas and other locations where it is impossible or uneconomical to place a traditional cellular tower.

       We have strong renewal rates among our wireless communication tenants. We believe that this trend will continue because the decommissioning and repositioning of a current site in an existing carrier's network is expensive and often requires the reconfiguration of several other sites within the carrier's network, which may impact the carrier's network quality and coverage. In addition, zoning restrictions may significantly delay, hinder or prevent entirely the construction of new sites. Construction, decommissioning and relocation of a current site may also require the carrier to obtain additional governmental permits, further increasing the cost of non-renewal of a lease with us. In addition, as thousands of new tenant sites are constructed each year, many of these sites will be co-located on towers and other structures located on our real property interests. We believe each of these attributes helps us achieve stable, consistent and predictable cash flow, which will lead to consistent distributions for our unitholders.

       Rental rates associated with wireless communication assets are tied to various factors, including:

  •
  infrastructure location;

  •
  amount, type and function of the tenant's equipment on the infrastructure location;

  •
  ground space necessary for the tenant's base station and other infrastructure required for the transmission and reception of radio signal;

  •
  remaining capacity at the infrastructure location;

  •
  shared back-up power availability;

  •
  type of structure (e.g., stealth tower, rooftop, water tower); and

  •
  location of the customer's antennas on the infrastructure location.

  Outdoor Advertising

       Our outdoor advertising tenants include companies (and their affiliates) that own and manage billboards, such as CBS Outdoor, Clear Channel Outdoor and Lamar Advertising. These tenants generally lease space from us underlying billboards, typically along highly trafficked freeways and intersections.

       We have strong renewal rates among our outdoor advertising tenants. We believe that this trend will continue because billboards are the primary revenue generating assets of our outdoor advertising tenants. The outdoor advertising market is characterized by strict local regulations and zoning laws, which have made it extremely difficult to erect new billboards in many markets. Additionally, many existing sites are "non-conforming" with regard to current zoning standards but have been "grandfathered" in (and therefore not required to be removed) as they have been in place for long periods of time prior to the change in zoning standards. As such, there is typically a very high rate of lease renewal among our outdoor advertising tenants, and we believe that these renewals will continue to provide stable, growing revenue.

       Rental rates associated with outdoor advertising assets are tied to various factors, including:

  •
  infrastructure location;

  •
  illumination for night-time visibility;

  •
  display and face size;

  •
  roadside position with respect to traffic flow;

  •
  angle to the road for maximum visibility;

  •
  street type (e.g., highway, interstate, cross-section);

  •
  traffic count;

  •
  viewer traffic metrics;

  •
  type of display (e.g., static face, digital billboard, tri-vision); and

  •
  height above ground level.

  Renewable Power Generation

       Our renewable power generation tenant on our two wind turbines is NextEra Energy Resources and its counterparty is Tennessee Valley Authority, an investment-grade rated utility. Our tenant currently leases space from us underlying wind turbines, and we anticipate future tenants will lease space from us underlying wind turbines, solar arrays and other renewable power generation assets. We believe our renewable power generation tenants and their counterparties will consist of credit rated utility companies and experienced developers (and their affiliates). We expect renewable power generation to be an area of growth for our portfolio.

       We believe we will have strong renewal rates among our renewable power generation tenants. The renewable power generation industry is characterized by long development periods and projects of significant scale, typically requiring large capital commitments and several years of due diligence by the project operator to ensure suitability of the project location prior to commencement of project construction. In the case of wind turbines, a three-year wind study is typically completed by the developer to study the wind patterns at the proposed project location. Similarly, prior to the construction of a commercial solar project, the developer will typically complete a review of historical weather patterns to evaluate the amount of uninterrupted access to sunlight at the project location. Developers must also consider accessibility to transmission infrastructure and power connects when selecting a project site, significantly restricting the ability to relocate a renewable power project.

       We intend to target renewable power projects that have been developed within the last five years, have the most current and efficient equipment with the longest useful life and the highest energy output. When seeking real property interests in this industry, we will confirm a power purchase agreement is in place between the owner of the project and a utility or municipality. The power purchase agreement defines the terms between the counterparties and sets the sales price of the power generated for an extended period of time, typically twenty years. We believe these attributes lead to a very high rate of lease renewal and will help us achieve stable cash flow from the renewable power generation industry.

       Rental rates associated with renewable power generation assets are tied to various factors, including:

  •
  Infrastructure location;

  •
  Ground space necessary for the project;

  •
  Interconnecting power grid infrastructure;

  •
  Proximity and access to transmission lines;

  •
  Value of underlying real estate royalty percentage (if applicable) negotiated into the lease with the project developer;

  •
  Location's geographical and meteorological characteristics which expect to yield the highest energy production; and

  •
  Competition by multiple developers for the same property.

Our Relationship with Landmark

       One of our principal strengths and greatest competitive advantages is our relationship with Landmark. Landmark is one of the largest and most active acquirers of real property interests underlying infrastructure assets in the wireless communication, outdoor advertising and renewable power generation industries. Landmark, headquartered in Los Angeles, California, has approximately 125 employees and has offices and origination team members who work remotely across the United States.

       Landmark has stated that it intends to continue to acquire additional real property interests in the wireless communication, outdoor advertising, renewable power generation and other fragmented industries, and that it intends to facilitate our growth through the sale of additional assets to us. In addition to the contribution of assets to us, Landmark will make a cash investment in us to purchase           subordinated units at the initial public offering price of our common units. Upon the closing of this offering, including the purchase of subordinated units, Landmark will own our general partner, all of the incentive distribution rights and an approximate 40% limited partner interest in us. Given its substantial cash investment and significant ownership in us, we believe Landmark will promote and support the successful execution of our business strategies.

       We believe Landmark is incentivized to support us. However, there are no restrictions on the ability of Landmark or its affiliates, including the Remaining Landmark Funds and new private funds that Landmark may form, to compete with us, including for the acquisition of future real property interests. We will enter into an omnibus agreement with Landmark and the Remaining Landmark Funds pursuant to which the Remaining Landmark Funds will grant us a right of first offer on real property interests that they currently own or acquire in the future before selling or transferring those assets to any third party. The assets subject to the right of first offer are comprised of 759 tenant sites that the Remaining Landmark Funds currently own and additional real property interests they acquire in the future in our target industries. Neither Landmark nor any of the Remaining Landmark Funds are obligated to offer to sell us any additional assets, except pursuant to our right of first offer, which the Remaining Landmark Funds are obligated to offer to sell to us, but only if and when those funds otherwise decide, in their sole discretion, to dispose of such assets. We are under no obligation to buy any additional assets from Landmark or the Remaining Landmark Funds. The consideration to be paid by us for those assets, as well as the consummation and timing of any acquisition by us of those assets, would depend upon, among other things, the timing of Landmark's decision to sell those assets and our ability to successfully negotiate a price and other purchase terms for those assets. Please read "Risk Factors – Risks Related to Our Business – If we are unable to make accretive acquisitions of real property interests, our growth could be limited" and "Conflicts of Interest and Duties – Conflicts of Interest."

 Right of First Offer Assets

       In connection with this offering, the Remaining Landmark Funds have agreed to grant us a right of first offer on real property interests that they currently own or acquire in the future before selling or transferring those assets to any third party. Neither Landmark nor any of the Remaining Landmark Funds are obligated to offer to sell us any additional assets, except pursuant to our right of first offer, which the Remaining Landmark Funds are obligated to offer to sell to us, but only if and when those funds otherwise decide, in their sole discretion, to dispose of such assets. We expect the right of first offer assets will have similar features and attributes (e.g. tenants, geography, lease terms) as the assets we currently own. The following map shows the geographic distribution of the right of first offer assets:

Right of First Offer Assets Locations

       The right of first offer assets include the following assets currently owned by the Remaining Landmark Funds as of August 31, 2014:

Right of First Offer Assets

		Available Tenant Sites(1)			Leased Tenant Sites
Industry	Number of Infrastructure Locations	Number	Average Remaining Property Interest (Years)(2)		Number	Average Remaining Lease Term (Years)(3)
Wireless Communication	416	537	77.3		536	21.9
Outdoor Advertising	195	218	88.9		218	12.9
Renewable Power Generation	4	4	41.6		4	39.9

Total	615	759	80.5	(4)	758	19.4

(1)
"Available Tenant Sites" means the number of individual sites that could be leased. For example, if we have an easement on a single rooftop, on which three different tenants can lease space from us, this would be counted as three "tenant sites," and all three tenant sites would be at a single infrastructure location with the same address. Tenant sites included in this table reflect only those owned by the Remaining Landmark Funds, which are subject to our right of first offer, and do not include any tenant sites owned directly by Landmark.
(2)
Fee simple ownership and perpetual easements are shown as having a term of 99 years for purposes of calculating the average remaining term.
(3)
Assumes the exercise of all remaining renewal options. Assuming no exercise of renewal options, the average remaining lease terms for the wireless communication, outdoor advertising, renewable power generation and total portfolios of right of first offer assets as of August 31, 2014 were 3.2, 7.9, 22.3 and 4.7 years, respectively.
(4)
Excluding perpetual ownership rights, the average remaining property interest term on the tenant sites subject to the right of first offer is approximately 63 years.

 Landmark's Acquisition Platform

       Landmark's senior management team has an average of over 17 years of experience with high volume, small balance real property asset originations in industries with fragmented real property ownership. The team has an established track record and deep domain expertise across all aspects of the business including lead generation, origination, underwriting, acquisition, financing and asset management.

       The real property interests Landmark seeks to acquire generally range in value from $50,000 to $500,000. As a result, Landmark must assemble large pools of assets to achieve the critical mass and diversification necessary for successful acquisitions of real property interests. To accomplish this, highly trained groups within Landmark use custom information technology systems and processes developed over the past decade to sequentially manage workflow while providing management with the ability to monitor and direct activity in real-time. During 2013, Landmark negotiated over 3,500 real property transactions with one to two real property interests per transaction. Through this proprietary process, Landmark efficiently evaluates assets to ensure they meet Landmark's stringent underwriting criteria. Based on its initial evaluation of the assets, including its due diligence and underwriting processes, certain assets can be held back to work through and remediate issues while efficiently managing the flow of other assets into the acquisition pipeline. Landmark believes that the small individual asset size, together with the expertise and discipline required to close high acquisition volumes, creates a significant barrier to entry for prospective competitors. We expect to benefit greatly from Landmark's acquisition platform, which we believe will continue to facilitate the acquisition of attractive assets for our business.

  Asset Life Cycle through the Acquisition Platform

       The Landmark process has been specifically designed for better customer engagement and to be as seamless and efficient for the owner as possible (and, in doing so, more efficient for Landmark as well). Landmark has customized its processes and documentation for its specific business, emphasizing customer interaction and delivering a high-quality transaction experience. For example, Landmark has developed a one-page purchase option agreement, making the documentation less intimidating and easier for the property owner to understand. In addition, documentation is requested from the property owner in a concise, straightforward manner and expectations and timing are discussed with the owner, making the transaction process transparent and the property owner a real participant in the process who is accountable and responsible for various aspects of the deal process. In this way, the property owner is engaged, there are limited surprises and the closing process is more of a joint venture between Landmark and the property owner, resulting in a better customer experience.

       Landmark's high volume, small balance real property acquisition and asset management platform has four primary phases which include: (1) Lead Generation; (2) Sales Origination; (3) Underwriting and Closing; and (4) Asset Management.

  Lead Generation

       Landmark developed a proprietary lead-generation system that expedites the identification of small balance real property interests in fragmented real property ownership industries. This system, used by its employees to identify asset prospects, facilitates the aggregation of directly-sourced field data. Once an infrastructure location prospect has been identified, Landmark's team leverages a variety of proven data and technology resources and strategies to obtain preliminary contact information for the property owner, referred to as a "lead". Leads are qualified by a dedicated team that validates data directly with the owner of the infrastructure location. Once the property owner's address and contact information is confirmed, an account is created and an appointment is arranged.

  Sales Origination

       The sales origination process begins with a meeting between a Landmark sales professional and the property owner. In 2013, Landmark's sales professionals engage in nearly fifteen thousand meetings with property owners to establish a relationship, discuss the owner's needs and objectives, and educate the owner on the value of Landmark's proposed transaction. During these meetings, sales professionals evaluate the appropriateness of Landmark's proposed transaction for the property owner and their interest level in selling their real property interest. Once Landmark obtains a copy of the lease from the property owner, relevant data is input into Landmark's proprietary asset evaluation system to generate an acquisition option agreement. The option agreement terms are negotiated with the property owner and, upon acceptance of the agreement, Landmark uploads the executed agreement and necessary documentation to its proprietary technology platform for further diligence by the dedicated underwriting and closing team.

  Underwriting and Closing

       After Landmark's proposal has been accepted by the property owner and an option agreement has been executed, the account is moved to Landmark's dedicated underwriting and closing team. The account enters a comprehensive due diligence process to ensure consistent quality across Landmark's portfolio of asset acquisitions. Curative measures are taken to clear title on the real property interest (for example, an outstanding creditor's lien) simultaneous with the underwriting and due diligence process. Given its considerable experience, depth of resources, and proven processes, Landmark is able to perform a comprehensive and efficient underwriting of the risk and value assessment on its high-volume acquisition pipeline. We believe this is one of Landmark's greatest strengths and competitive advantages and is driven by (i) Landmark's extensive database of comparable transactions and leases, and (ii) its thorough understanding of applicable underwriting factors (such as which intersections or highways tend to have the most traffic, applicable zoning regulations and the availability of nearby wireless or advertising sites). In the underwriting stage, Landmark reviews various transaction materials and documents for compliance with Landmark's underwriting criteria, including, but not limited to, the following:

  •
  current industry macro and micro risks;

  •
  tenant counterparty risk;

  •
  lease economics;

  •
  lease terms;

  •
  "seasoning," or whether the property has a proven track record of tenant lease payments, and the details of that track record;

  •
  evaluation of real estate and infrastructure based in part on site visits and surveys;

  •
  site demographics;

  •
  competitive landscape analysis; and

  •
  rent analysis based on Landmark's proprietary database of comparative rents in the target area.

       Once an account is deemed to meet Landmark's due diligence and underwriting standards, it proceeds to Landmark's investment committee for approval of the acquisition. Pending approval, legal closing documents are prepared, executed and delivered. Due to its streamlined proprietary acquisition process, Landmark has the ability to quickly close acquisitions. We expect to continue to benefit from Landmark's higher acquisition volumes and more efficient, scalable processes.

  Asset Management

       After funding, tenants are notified of the acquisition and notarized payment re-direction letters are sent advising the tenant to redirect rental payments to Landmark. All post-closing items are revisited, the lease data is re-verified and moved to Landmark's asset administration system, where compliance is monitored on an ongoing basis. The tenant management phase includes collections, tenant payment conversion, tenant relations, development of sponsored programs, and tenant contact management. The asset management phase includes the negotiation of lease renewals, modifications, cancellations, reductions, document and consent requests, landlord and tenant complaints and new leasing of available tenant sites. The objective of the asset management function is to ensure that Landmark efficiently receives and processes its rental income while optimizing its ability to capitalize on opportunities for additional revenue opportunities.

Regulation

  Environmental Matters

       Laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of the environment are applicable to our business and operations, and also to the businesses and operations of our lessees, property owners and other surface owners or operators. Federal, state and local government agencies issue regulations that often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties and that may result in injunctive obligations for non-compliance. These laws and regulations often require permits before operations commence, restrict the types, quantities and concentrations of various substances that can be released into the environment, require remediation of released substances, and limit or prohibit construction or operations on certain lands (e.g. wetlands). We do not conduct any operations on our properties, but we or our tenants may maintain small quantities of materials that, if released, would be subject to certain environmental laws. Similarly, our property owners, lessees and other surface interest owners may have liability or responsibility under these laws which could have an indirect impact on our business. These laws include but are not limited to the federal Resource Conservation and Recovery Act ("RCRA"), and comparable state statutes and regulations promulgated thereunder (which impose requirements on the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes) and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), and analogous state laws (which generally impose liability, without regard to fault or legality of the original conduct, on classes of persons who are considered to be responsible for the release of hazardous substances into the environment, including the current and former owners or operators of a site. It is not uncommon for neighboring property owners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Therefore, governmental agencies or third parties may seek to hold us, our lessees, property owners and other surface interest owners responsible under CERCLA and comparable state statutes for all or part of the costs to cleanup sites at which hazardous substances have been released. Our agreements with our lessees, property owners and other surface owners generally include environmental representations, warranties, and indemnities to minimize the extent to which we may be financially responsible for liabilities arising under these laws.

Seasonality

       We receive fixed rental payments under our tenant leases that are typically paid on a monthly basis, and we expect to experience some seasonal effect on our cash flow due to rents paid annually. Additionally, we have revenue sharing provisions under a portion of our tenant leases, which may result in some seasonal effect on our cash flow if our tenants' revenue are seasonal.

Competition

       We face competition in the acquisition and leasing of our real property interests in each of our target industries. Some of the competitors are larger than us and include public entities with greater access to capital and scale of operations than us. In addition, Landmark and its affiliates will compete with us for acquisitions and the leasing of real property interests. Please read "Risk Factors – Risks Inherent in an Investment in Us – Landmark and the Remaining Landmark Funds may compete with us, and Landmark, as owner of our general partner, will decide when, if and how we complete acquisitions."

       In the acquisition of real property interests underlying our tenants' infrastructure, our principal competitors include our tenants and private independent acquirers focused on individual industries. In the wireless communication industry, the principal competitors include tower companies such as American Tower, Crown Castle International and SBA Communications and private independent acquirers such as APWIP, Unison Site Management Corporation and Wireless

Capital Partners. In the outdoor advertising industry, the principal competitors include billboard companies such as CBS Outdoor, Clear Channel Outdoor and Lamar Advertising. In the renewable power generation industry, the principal competitor is AWCC Capital. We believe the most significant factors affecting the competitive environment in the acquisition of real property interest underlying our tenant's infrastructure include the relationship with the property owner, price offered, structure and terms of the acquisition, time to closing and surety of closing.

       In the leasing of real property interests in the wireless communication industry, our principal competitors include our tenants, private property owners, Real Estate Investment Trusts or "REITs" and the government. In the wireless communication industry, our principal competitors include wireless carriers that own their own tower networks, tower companies such as American Tower Corporation, Crown Castle and SBA Communications, private independent owners of portfolios of real property interest such as APWIP, Unison and Wireless Capital, real estate owners, REITs, utilities, municipalities and other companies that provide structures upon which wireless communication equipment may be installed. In the outdoor advertising industry, the principal competitors include private real estate owners, REITs and municipalities. In the renewable power generation industry, the principal competitors include private real estate owners and municipalities. We believe the most significant factors affecting the competitive environment in the leasing of real property interest underlying our tenant's infrastructure include site location and capacity, quality of service, density within a geographic market and, to a lesser extent, price.

Employees

       We are managed and operated by the board of directors and executive officers of Landmark Infrastructure Partners GP LLC, our general partner. Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by affiliates of our general partner. Immediately after the closing of this offering, we expect that our general partner and its affiliates will have approximately 20 employees performing services for our operations. We believe that our general partner and its affiliates have a satisfactory relationship with those employees.

Legal Proceedings

       Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial condition or results of operations. In addition, under our omnibus agreement, Landmark will indemnify us for liabilities relating to litigation matters attributable to the ownership of the contributed assets prior to the closing of this offering. Please read "Certain Relationships and Related Party Transactions – Agreements Governing the Transactions – Omnibus Agreement."

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

       The following is a discussion of certain of our investment, financing and other policies. These policies may be amended or revised from time to time by the board of directors of our general partner without a vote of our unitholders.

Investment Policies

  Investments in Real Estate or Interests in Real Estate

       Our objective is to maximize unitholder value by seeking superior risk-adjusted returns, with an emphasis on stable revenue, by acquiring, owning and managing a portfolio of real property interests that we lease to companies in the wireless communication, outdoor advertising and renewable power generation industries and other industries with fragmented real property ownership. We generally seek to acquire real property interests subject to effectively triple net lease arrangements. For a discussion of our properties and our business strategies and strengths, please read "Business and Properties."

       We expect to pursue our objective primarily through the ownership of a diversified portfolio of long-term and perpetual easements, tenant lease assignments and, to a lesser extent, fee simple property. Our strategy targets assembling a diversified asset portfolio across a variety of industries, tenants and locations throughout the United States.

       While we consider the foregoing when making investments, we have made and will continue to make opportunistic investments that do not meet one or more of these criteria, and we may make additional investments that do not meet one or more of these criteria if we believe the opportunity is sufficiently attractive.

  Investments in Real Property Interest Related Assets

       While our initial portfolio primarily consists of, and our business strategies emphasize, the ownership and leasing of real property interests, we also generate a small amount of revenue from other, non-core assets. These other assets include arrangements where we purchased the right to receive a portion of a rental payment under a contract but do not have a real property interest. There are no restrictions on the proportion of our assets that may be invested in a type of asset or any single asset. However, we do not intend to have a significant portion of our portfolio invested in receivables.

  Investments in Other Securities

       We do not intend to invest in securities such as bonds, preferred stock, common stock or limited partner units.

Dispositions

       In order to maximize the performance and manage the risks within our portfolio, we intend to selectively dispose of any of our real property interests that we determine are inappropriate for long-term investment purposes based upon management's review of our portfolio.

Financings and Leverage Policy

       We anticipate using a number of different sources to finance our acquisitions and operations, including cash flow from operations, draws under our new revolving credit facility, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general partnership purposes.

       Although we are not required to maintain any particular leverage ratio, we intend to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general partnership purposes. Our partnership agreement does not limit the amount of debt that we may incur, and the board of directors of our general partner has not adopted a policy limiting the total amount of debt that we may incur.

       Our general partner will consider a number of factors in determining the amount of debt that we may incur. The board of directors of our general partner may from time to time modify its views regarding the appropriate amount of financing in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common units, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our unitholders.

Equity Capital Policies

       To the extent that the board of directors of our general partner determines to raise additional capital, we may issue debt or equity securities (including senior securities), retain funds from our operations (subject to the provisions of our partnership agreement) or pursue a combination of these methods. Existing unitholders will have no preemptive right to securities offered by us, and any such offering might cause dilution of a unitholder's investment in us.

       We may, under certain circumstances, purchase our units or other securities in the open market or in private transactions with our unitholders, provided that those purchases are approved by our general partner. Our general partner has no present intention of causing us to repurchase any limited partner units or other securities, and any such action would only be taken in conformity with applicable federal and state laws and our partnership agreement.

       In connection with our formation transactions, we have issued our common and subordinated units in exchange for certain of our real property interests and cash, and we may issue limited partner interests in exchange for additional real property interests or cash in the future.

       We have not and do not intend to engage in trading, underwriting or agency distribution or sale of securities.

       We have not and do not intend to make loans to other persons.

Code of Business Conduct and Ethics

       Upon the completion of this offering, we will adopt a code of business conduct and ethics that seeks to identify and mitigate conflicts of interest between our interests and the interests of our general partner and its employees, directors and officers. However, we cannot assure you that these policies or provisions will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of unitholders.

Reporting Policies

       We will make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also make available summary financial information within 50 days after the close of each quarter. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, and other information, including audited financial statements, with the SEC.

 MANAGEMENT

Management of Landmark Infrastructure Partners LP

       We are managed by the directors and executive officers of our general partner, Landmark Infrastructure Partners GP LLC. Our general partner is not elected by our unitholders and will not be subject to election or re-election by our unitholders in the future. Landmark indirectly owns all of the membership interests in our general partner. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

       Following the closing of this offering, we expect that our general partner will have at least four directors. Landmark will appoint all of the directors of our general partner. In accordance with the         's phase-in rules, we will have at least one independent director on the date that our common units are first listed on the         , at least two independent directors within 90 days thereafter and three independent directors within one year of that date. We anticipate that our board of directors will determine that             is independent under the independence standards of the         .

       The executive officers of our general partner will allocate their time between managing our business and affairs and the business and affairs of Landmark. The amount of time that our executive officers will devote to our business and the business of Landmark will vary in any given period based on a variety of factors. We expect that our general partner's executive officers will devote as much time as is necessary for the proper conduct of our business and affairs.

       Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations. All of the employees and other personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, including Landmark, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.

  Director Independence

       Although most companies listed on the NYSE are required to have a majority of independent directors serving on the board of directors of the listed company, the NYSE does not require a publicly traded limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and governance committee. We are, however, required to have an audit committee of at least three members within one year of the date our common units are first listed on the NYSE, and all of our audit committee members are required to meet the independence and financial literacy tests established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the consummation of this offering.

  Committees of the Board of Directors

       The board of directors of our general partner will have an audit committee and a conflicts committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

  Audit Committee

       Our general partner will have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act. Our general partner initially may rely on the phase-in rules of the NYSE and the SEC with respect to the independence of our audit committee. Those rules permit our general partner to have an audit committee that has one independent member by the date our common units are first listed on the NYSE, a majority of independent members within 90 days thereafter and all independent members

within one year thereafter. In connection with his appointment to the board, we expect that         will serve as a member of our audit committee. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

  Conflicts Committee

       At least two independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest and determines to submit to the conflicts committee for review. The conflicts committee will determine if the resolution of the conflict of interest is adverse to the interest of the partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including Landmark, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. Any matters approved by the conflicts committee will be conclusively deemed to be approved by us and all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Directors and Executive Officers of Landmark Infrastructure Partners GP LLC

       Directors are appointed by the sole member of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors, director nominees and executive officers of Landmark Infrastructure Partners GP LLC.

Name	Age	Position with Landmark Infrastructure Partners GP LLC
Arthur P. Brazy, Jr.	55	Chief Executive Officer and Director
Jeffrey J. Knyal	49	Vice Chairman
George P. Doyle	44	Chief Financial Officer and Treasurer
Keith M. Drucker	45	Senior Vice President – Investments
Daniel E. Rebeor	46	Senior Vice President – Real Estate Operations
Daniel R. Parsons	50	Senior Vice President – Information Systems and Technology
Matthew P. Carbone	48	Chairman of the Board of Directors
James F. Brown	50	Director
Edmond G. Leung	33	Director

       Arthur P. Brazy, Jr. will serve as Chief Executive Officer and a Director of our general partner. Mr. Brazy has served as President of our sponsor, Landmark Dividend LLC, since co-founding the company in February 2010, and as a member of the board of managers of Landmark Dividend Holdings LLC and its predecessor since February 2010. From December 2005 to March 2009, Mr. Brazy served as Chief Executive Officer of Church Mortgage Acceptance Co., LLC, a private company he co-founded focused on direct lending to churches. From January 2001 to December 2005, Mr. Brazy served as Chief Executive Officer of Lakefront Ventures LLC, a private investment firm specializing in commercial and mortgage finance, private equity, real estate and structured finance advisory services. Prior to this, Mr. Brazy founded and led numerous private investment partnerships and worked as an officer of Eastdil Secured, a real estate investment bank. Mr. Brazy holds a B.S. in Economics from the California Institute of Technology and an M.B.A. from Stanford University. In addition to his other skills and qualifications, we believe that Mr. Brazy's extensive experience with private investment funds, his in-depth knowledge of the real property industry generally and in successfully operating several different companies makes him qualified to be Chief Executive Officer and a member of the Board of Directors of our general partner.

       Jeffrey J. Knyal will serve as Vice Chairman of our general partner. Mr. Knyal has served as Chief Executive Officer of our sponsor, Landmark Dividend LLC, since co-founding the company in February 2010, and as a member of the board of managers of Landmark Dividend Holdings LLC and its predecessor since February 2010. From June 2001 to July 2009, Mr. Knyal served as Chief Operating Officer and Chief Financial Officer of Wireless Capital Partners LLC, a private company he co-founded, focused on the wireless ground lease acquisition industry. Prior to joining Wireless Capital Partners LLC, Mr. Knyal served as Vice President at RBS Greenwich Capital Markets, Chief Operating Officer and co-founder of Franchise Mortgage Acceptance Company, and an Analyst at Dean Witter Reynolds Inc. Mr. Knyal holds a B.S. in Finance from the University of Illinois and an M.B.A. from the University of Chicago. In addition to his other skills and qualifications, we believe that Mr. Knyal's extensive experience in the ground lease acquisition industry and in successfully operating several different companies makes him qualified to be Vice Chairman of our general partner.

       George P. Doyle will serve as Chief Financial Officer and Treasurer of our general partner. Mr. Doyle has served as Chief Financial Officer and Treasurer of our sponsor, Landmark Dividend LLC, since August 2011. From June 2010 to October 2010, Mr. Doyle served as the Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Clearview Hotel Trust, Inc., a REIT that invests primarily in the hospitality industry. Prior to joining Clearview Hotel Trust, Inc., Mr. Doyle served, from November 2009 to June 2010, as the Vice President of Finance for Steadfast Income Advisor, LLC, the external advisor for Steadfast Income REIT, Inc., a REIT that invests primarily in multi-family residential properties. Mr. Doyle was also the Chief Accounting Officer for Steadfast Income REIT, Inc. Previously, Mr. Doyle served in various capacities from November 2003 to June 2009, including from July 2004 to June 2009 as the Senior Vice President – Chief Accounting Officer, at HCP, Inc., an S&P 500 REIT traded on the NYSE that invests primarily in real estate serving the healthcare industry. From September 1995 to October 2003, Mr. Doyle served in various positions with the accounting firm KPMG LLP, including as a senior manager. Mr. Doyle holds a B.A. in Business Administration from Western Washington University and a Certificate of Accounting from Seattle University. Mr. Doyle is a Certified Public Accountant. We believe that Mr. Doyle's extensive financial and accounting background and experience with several different real estate companies makes him qualified to be Chief Financial Officer and Treasurer of our general partner.

       Keith M. Drucker will serve as Senior Vice President – Investments of our general partner. Mr. Drucker has served as Chief Operating Officer of our sponsor, Landmark Dividend LLC, since April 2010. From October 2008 to April 2010, Mr. Drucker served as Business Development Manager of TowerCo LLC, a tower company founded in 2004 by veterans of the tower industry. From February 2007 to September 2008, Mr. Drucker served as Senior Vice President of Operations of Wireless Capital Partners, a private company focused on the acquisitions of cell site ground leases. From December 2002 to March 2006, he served as Vice President of Corporate Development and Operations for Global Signal, Inc., a provider of wireless, Internet, and broadband communication facilities, where he managed the acquisition and integration of nearly 8,000 real estate assets. Prior to his role at Global Signal, Mr. Drucker served as a Director for SpectraSite Communications, Inc., now American Tower, and he also served as Network Operations Manager and Account Executive at SBA Communications, Inc. Mr. Drucker received a B.S. in Business Communications from Bentley University. We believe that Mr. Drucker's experience in the wireless communications, cellular and ground lease industries makes him qualified to be Senior Vice President – Investments of our general partner.

       Daniel E. Rebeor will serve as Senior Vice President – Real Estate Operations of our general partner. Mr. Rebeor has served as Executive Vice President of Operations, since August 2011, and General Counsel, since June 2014 (Acting General Counsel from October 2012 to June 2014) of our sponsor, Landmark Dividend LLC. From August 2007 to July 2011, Mr. Rebeor served as Senior Director, National Real Estate of Cricket Communications, Inc., a national prepaid provider of wireless voice, text, and data services (Cricket was acquired by AT&T Inc. in 2013). While at Cricket, Mr. Rebeor led the team responsible for all of Cricket's real estate activities, including cell site management, retail and office site selection, leasing, property management, lease administration and retail and office construction. From August 2005 to August 2007, Mr. Rebeor served as Director of Operations and Director of Real Estate in the

Building Solutions Group of American Tower Corporation, an independent owner, operator and developer of wireless and broadcast communication real estate in the United States and internationally. From November 2000 to August 2005, Mr. Rebeor served as Director, Real Estate Operations of SpectraSite Communications, Inc. prior to its merger with American Tower Corporation. Mr. Rebeor received a B.S. in Communications/Media from the State University of New York, College at Fredonia and a J.D. from the University of Dayton School of Law. We believe that Mr. Rebeor's experience in the wireless communications, cellular and ground lease acquisition industries makes him qualified to be Senior Vice President – Real Estate Operations of our general partner.

       Daniel R. Parsons will serve as Senior Vice President – Information Systems and Technology of our general partner. Mr. Parsons has served as Chief Information Officer of our sponsor, Landmark Dividend LLC, since May 2010. From January 1998 to May 2010, Mr. Parsons served as the Chief Information Officer of Budget Finance Company, a company specializing in residential and commercial mortgage loans. Previous to this, Mr. Parsons worked in the software development and technology management sectors for 12 years. Mr. Parsons received a B.S. in Business Administration and an M.B.A. from the University of Southern California. We believe that Mr. Parsons' experience in the software development and technology management fields makes him qualified to be Senior Vice President – Information Systems and Technology of our general partner.

       Matthew P. Carbone will serve as Chairman of the Board of Directors of our general partner in connection with his affiliation with Landmark Dividend LLC, which controls our general partner. Mr. Carbone was elected as Chairman of the board of managers of Landmark Dividend Holdings LLC in December 2012. Mr. Carbone has been a Managing Director of American Infrastructure MLP Funds ("AIM") since he co-founded AIM in July 2006. Mr. Carbone has served on the boards of a number of AIM portfolio companies, including as a director of the general partner of Oxford Resource Partners, L.P. since August 2007, as Chairman of the board of managers of Nordic Cold Storage Holdings, LLC since July 2011, as a director of the general partner of Tunnel Hill Partners, L.P. since July 2008, and as a member of the board of managers of Granite Communities LLC since November 2012. He received a B.A. in Neuroscience from Amherst College and an M.B.A. from Harvard Business School. We believe that Mr. Carbone's extensive investing and corporate finance experience, as well as his in depth knowledge of the real property industry generally and our sponsor, Landmark Dividend LLC, in particular, provide him with the necessary skills to be a member of the Board of Directors of our general partner.

       James F. Brown will serve as a Director of our general partner in connection with his affiliation with Landmark Dividend LLC, which controls our general partner. Mr. Brown has served as Managing Director of AVG Holdings, LP ("AVG"), a diversified private investment firm, since July 2009 and as a member of the board of managers of Landmark Dividend Holdings LLC since February 2010. From 2002 to June 2009, Mr. Brown was an independent investor involved in a number of real estate and technology companies. In connection with his service as Managing Director of AVG, he currently serves on the board of a number of private portfolio companies, including Bellicum Pharmaceuticals, Inc., Pacific GeneTech Ltd., Secondcap, Ltd. and SmartLogic Ltd. From 1999 to 2002, Mr. Brown served as Executive Vice President, General Manager and General Counsel of OpenTV, Inc., a technology and media company which he helped to guide through its initial public offering. Prior to joining OpenTV, Inc., Mr. Brown was a Partner in the law firm of McDermott, Will & Emery in Menlo Park, and then previously a Partner with the law firm of Pillsbury Madison & Sutro in San Francisco, California. Mr. Brown received a B.S. in Accounting from Weber State University and a J.D. from Brigham Young University. Mr. Brown is a certified public accountant (inactive) and a member of the bar in California. We believe that Mr. Brown's diverse legal and financial background and his experience as a director and investor in diverse real estate and technology companies makes him qualified to be a member of the Board of Directors of our general partner.

       Edmond G. Leung will serve as a Director of our general partner in connection with his affiliation with Landmark Dividend LLC, which controls our general partner. Mr. Leung was elected as a member of the board of managers of Landmark Dividend Holdings LLC in December 2012. Mr. Leung has been a Principal of AIM since December 2013, and was a Vice President with AIM from January 2010 until November 2013 and an Associate from September 2007 to December 2009. Mr. Leung has served as a member of the board of managers of Nordic Cold Storage LLC, an AIM portfolio company, since July 2011. Mr. Leung received a B.A. in Economics and a B.S. in Business Administration from

University of California, Berkeley. We believe that Mr. Leung's extensive investing and corporate finance experience, as well as his in depth knowledge of the real property industry generally and our sponsor, Landmark Dividend LLC, in particular, provide him with the necessary skills to be a member of the Board of Directors of our general partner.

Board Leadership Structure

       Directors of the board of directors of our general partner are designated or elected by Landmark. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement. The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices.

Board Role in Risk Oversight

       Our governance guidelines will provide that the board of directors of our general partner is responsible for reviewing our process for assessing the major risks facing us and our options for mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such risk exposures, including our financial risk exposure and risk management policies.

Compensation of Our Officers and Directors

  Executive Compensation

       We and our general partner were formed in July 2014 and since our formation we have not conducted any operating activities, other than activities in preparation for our formation transactions and this offering. Accordingly, neither we nor our general partner paid or accrued any obligations with respect to compensation for directors or executive officers for the 2013 fiscal year or for any prior period. As a result, we have no historical compensation information to present. We currently do not have a compensation committee, and we do not plan to have one.

       We do not employ any of the persons responsible for managing our business. Our general partner, under the direction of its board of directors is responsible for managing our operations and for obtaining the services of the employees that operate our business. Our general partner's executive officers will be employed and compensated by Landmark and will have responsibilities to both us and Landmark. Our general partner's executive officers will allocate their time between managing our business and managing the business of Landmark and we currently expect that our general partner's executive officers will devote substantially less than a majority of their working time to matters relating to us. Pursuant to the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services Landmark will provide to us in support of our business, including certain executive management services by certain officers of our general partner and compensation expense for all employees required to manage and operate our business, subject to an annual cap equal to the greater of $650,000 per year and 3% of our revenue. This cap on expenses will last until the earlier to occur of: (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering. Please read "Certain Relationships and Related Party Transactions – Agreements Governing the Transactions – Omnibus Agreement."

       Except with respect to any awards that may be granted under our 2014 Long-Term Incentive Plan, or "LTIP," our general partner's executive officers will not receive any separate amounts of compensation for their services to us and all compensation decisions for our general partner's executive officers will be made by Landmark, without input from our general partner's board of directors or any committees thereof. Any awards granted to our general's partner's executive officers under our LTIP will be determined and granted by our general partner's board of directors or one of its applicable committees. The amount and terms of any awards that may be granted under our LTIP to our general partner's executive officers have not yet been determined. For additional information, please refer to the discussion below under the heading "– Our Long-Term Incentive Plan."

  Compensation of our Directors

       In connection with this offering, our general partner intends to adopt a director compensation policy pursuant to which directors who are not officers, employees or paid consultants or advisors of us, our general partner or Landmark or its affiliates may receive a combination of cash and equity-based awards under our LTIP as compensation for their services on our general partner's board of directors. Such directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. Officers, employees or paid consultants or advisors of us or our general partner or Landmark or its affiliates who also serve as directors will not receive additional compensation for their service as directors. All directors will be indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

  Our Long-Term Incentive Plan

       Our general partner intends to adopt the Landmark Infrastructure Partners LP 2014 Long-Term Incentive Plan, or the LTIP, for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue executive officers, employees and other service providers long-term equity-based awards under the plan. These awards will be intended to compensate the recipients based on the performance of our common units and the recipient's continued service during the vesting period, as well as to align recipients' long-term interests with those of our unitholders. The plan will be administered by our general partner's board of directors or any committee thereof that may be established for such purpose or to which the board or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The following description reflects the terms that are currently expected to be included in the LTIP.

       General.    The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees and any other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will initially limit the number of units that may be delivered pursuant to vested awards to           common units, subject to proportionate adjustment in the event of unit splits and similar events. The number of common units that may be delivered pursuant to vested awards will be increased annually on the first day of each calendar year beginning January 1, 2015 and ending on and including the last January 1 prior to the expiration of the LTIP by a number of common units equal to the least of (i)            common units, (ii)        % of the total number of common and subordinated units outstanding on the last day of the immediately preceding calendar year and (iii) such smaller number of common units as determined by our general partner's board of directors. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations, or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

       Restricted Units and Phantom Units.    A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The plan administrator may, in its discretion, base vesting on the grantee's completion of a period of service, upon the achievement of specified financial objectives or other criteria, upon a change of control (as defined in the LTIP), or as otherwise described in an award agreement.

       Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

       Distribution Equivalent Rights.    The plan administrator, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units, or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

       Unit Options and Unit Appreciation Rights.    The LTIP may also permit the grant of options and appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

       Unit Awards.    Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the administrator of the LTIP may establish.

       Profits Interest Units.    Awards granted to grantees who are partners, granted to grantees in anticipation of the grantee becoming a partner, or granted as otherwise determined by the administrator, may consist of profits interest units. The administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

       Other Unit-Based Awards.    The LTIP may also permit the grant of "other unit-based awards," which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of another unit-based award may be based on a participant's continued service, the achievement of performance criteria, or other measures. On vesting or on a deferred basis upon specified future dates or events, another unit-based award may be paid in cash and/or in units (including restricted units), or any combination thereof as the plan administrator may determine.

       Source of Common Units.    Common units to be delivered with respect to awards may be newly issued units, common units acquired by us or our general partner in the open market, common units already owned by us or our general partner, common units acquired by our general partner directly from us or any other person, or any combination of the foregoing.

       Anti-Dilution Adjustments and Change in Control.    If an "equity restructuring" event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event and will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards thereunder or any relevant change in accounting principles, the plan administrator will generally have discretion to (i) accelerate the time of exercisability, vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to be assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment, or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

       Termination of Service.    The consequences of the termination of a grantee's employment, membership on our general partner's board of directors or other service arrangement will generally be determined by the plan administrator under the terms of the relevant award agreement.

       Amendment or Termination of Long-Term Incentive Plan.    The plan administrator, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The plan administrator also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth the beneficial ownership of units of Landmark Infrastructure Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each director, director nominee and named executive officer of Landmark Infrastructure Partners GP LLC, our general partner, and by all directors, director nominees and executive officers of our general partner as a group and assumes the underwriters' option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on a total of           common units and            subordinated units outstanding immediately following this offering.

       The following table does not include any common units that directors, director nominees and executive officers of our general partner may purchase in this offering through the directed unit program described under "Underwriting."

Name of beneficial owner(1)	Common units to be beneficially owned	Percentage of common units to be beneficially owned		Subordinated units to be beneficially owned	Percentage of subordinated units to be beneficially owned	Percentage of total common units and subordinated units to be beneficially owned
Landmark Dividend LLC(2)			%		100%		%
Directors/Named Executive Officers
Arthur P. Brazy, Jr.
Jeffrey J. Knyal
George P. Doyle
Keith M. Drucker
Daniel E. Rebeor
Daniel R. Parsons
Matthew P. Carbone
James F. Brown
Edmond G. Leung
	–	–		–	–	–
	–	–		–	–	–
	–	–		–	–	–
Director Nominees
	–	–		–	–	–
	–	–		–	–	–
All Directors and Executive Officers as a group ( persons)	–	–%		–	–%	–%

(1)
Unless otherwise indicated, the address for all beneficial owners in this table is 2141 Rosecrans Avenue, Suite 2100, P.O. Box 3429, El Segundo, CA 90245.
(2)
Landmark Dividend LLC is indirectly owned and managed by Landmark Dividend Holdings LLC. Landmark Dividend Holdings LLC is managed by a board of managers. The board of managers of Landmark Dividend Holdings LLC is comprised of Matthew P. Carbone, Edmond G. Leung, Jonathan A. Contos, Fenton R. Talbott, Jeffrey J. Knyal, Arthur P. Brazy, Jr., James F. Brown, Trevor J. Brock and David L. Hollon. The board of managers exercises investment discretion and control over the units held by Landmark Dividend LLC.

  AIM Landmark Holdings, LLC is the record holder of approximately 57% of the limited liability company interests of Landmark Dividend Holdings, LLC and is entitled to elect the majority of the members of the board of managers of Landmark Dividend Holdings LLC. AIM Landmark Holdings, LLC is controlled by AIM Universal Holdings, LLC. AIM Universal Holdings, LLC is managed by Robert B. Hellman, Matthew P. Carbone and Judy N. Bornstein. The principal business address of AIM Universal Holdings, LLC is 950 Tower Lane, Suite 800, Foster City, California 94404.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

       After this offering, Landmark will own              subordinated units, representing a 40% limited partner interest in us. In addition, our general partner will own a non-economic general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

       The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation, and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

  Formation stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering for the contribution of the assets and liabilities to us	• subordinated units; and
• the incentive distribution rights.
In addition, Landmark will purchase from us an additional subordinated units for cash at the initial public offering price	• subordinated units

  Operational stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions to the unitholders pro rata, including Landmark, as holder of an aggregate of subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, Landmark would receive an annual distribution of $3,434,524 on its subordinated units.

Payments to our general partner and its affiliates

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement, our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services Landmark will provide to us in support of our business, subject to an annual cap equal to the greater of $650,000 per year and 3% of our revenue. This cap on expenses will last until the earlier to occur of: (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering. The expenses of other employees will be allocated to us based on the amount of time actually spent by those employees on our business. These reimbursable expenses also include an allocable portion of the compensation and benefits of employees and executive officers of other affiliates of our general partner who provide services to us. We will also reimburse Landmark for any additional out-of-pocket costs and expenses incurred by Landmark and its affiliates in providing general and administrative services to us. Please read "– Agreements Governing the Transactions – Omnibus Agreement" below and "Management – Compensation of Our Officers and Directors." In connection with third party acquisitions, Landmark will be obligated to provide certain acquisition services to us. We will pay Landmark reasonable fees for providing these services, determined at Landmark's discretion and not subject to the cap on general and administrative expenses.

Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "Our Partnership Agreement – Withdrawal or Removal of Our General Partner."

  Liquidation stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

 Agreements Governing the Transactions

       We and other parties will enter into the various agreements that will effect the transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. While not the result of arm's-length negotiations, we believe the terms of all of our initial agreements with Landmark and the Remaining Landmark Funds will be generally no less favorable to the partnership than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds of this offering.

  Omnibus Agreement

       At the closing of this offering, we will enter into an omnibus agreement with Landmark and the Remaining Landmark Funds, and our general partner that will address the following matters:

  •
  our obligation to reimburse Landmark for all costs and expenses incurred by Landmark in providing us partnership, general and administrative services (which reimbursement is in addition to certain expenses of our general partner and its affiliates that are reimbursed under our partnership agreement);

  •
  an indemnity by Landmark for certain liabilities associated with our assets; and

  •
  our right of first offer to acquire real property interests that the Remaining Landmark Funds currently own or acquire in the future before selling or transferring those assets to any third party.

       So long as Landmark controls our general partner, the omnibus agreement will remain in full force and effect. If Landmark ceases to control our general partner, either party may terminate the omnibus agreement, provided that the indemnification obligations will remain in full force and effect in accordance with their terms.

       We will reimburse Landmark quarterly for the expenses incurred by Landmark and its affiliates in providing these services. Landmark has agreed that our obligation to reimburse Landmark for certain of these general and administrative services during any calendar year will be capped at the greater of (i) $650,000 and (ii) 3% of our revenue for such year.

       The general and administrative services that will be subject to the cap include the following:

  •
  salaries, benefits, and other employee-related costs (excluding equity compensation expense) with respect to the Landmark employees who are involved in providing centralized corporate services for our benefit (including human resources, information technology, treasury, legal, executive management, regulatory, accounting, certain investor relations functions, marketing and advertising);

  •
  any centralized corporate expenses incurred by Landmark that are allocable to us, including the costs of providing information technology systems and support, rent, supplies and other shared facilities costs;

  •
  costs incurred by Landmark in assisting us with managing our business, including lease administration, portfolio management and leasing activities;

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  any incremental general and administrative expenses we incur as a result of being a publicly traded partnership, which includes employee-related expenses and costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return preparation and filing, Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, securities exchange listing fees, independent director cash compensation and director and officer liability insurance; and

  •
  fees and expenses payable to professional advisors, including legal, accounting, tax and other advisory services, incurred as a result of being a publicly traded partnership (excluding litigation-related costs).

       The cap on our obligations to reimburse Landmark will not apply to other general and administrative expenses, including expenses in connection with acquisitions, dispositions, financings and the License Agreement. The cap will last until the earlier of: (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering. All other general and administrative services provided by Landmark or its affiliates for our benefit will not be subject to the cap, and we will reimburse Landmark for any expenses incurred in providing those services.

  Right of First Offer

       In connection with this offering, the Remaining Landmark Funds have agreed that they will grant us a right of first offer on real property interests that they currently own or acquire in the future before selling or transferring those assets to any third party.

  Acquisition Services

       In connection with third party acquisitions, Landmark will be obligated to provide acquisition services to us, including asset identification, underwriting and due diligence, negotiation, documentation and closing, at the reasonable request of our general partner. We will pay Landmark reasonable fees for providing these services, determined at Landmark's discretion. These fees will not be subject to the cap on general and administrative expenses described above.

  Indemnification

       Environmental Indemnification by Landmark.    Under the omnibus agreement, Landmark will indemnify us for all violations of environmental laws and all environmental remediation or corrective action that is required by environmental laws, in each case to the extent related to the assets contributed to us by Landmark in connection with this offering and arising prior to the closing of this offering, or relating to a condition existing as of closing that continues after closing, under laws in existence prior to the closing of this offering. Landmark will not be obligated to indemnify us for any environmental losses unless Landmark is notified of such losses prior to the fifth anniversary of the closing of this offering. Furthermore, Landmark will not be obligated to indemnify us for any environmental losses of $           or less, nor will Landmark be obligated to indemnify us until our aggregate indemnifiable losses exceed a $           deductible (and then Landmark will only be obligated to indemnify us for amounts in excess of such deductible). Finally, the aggregate amount that Landmark is obligated to indemnify us for is capped at $           .

       Title and Permit Indemnification by Landmark.    For a period of five years after the closing of this offering, Landmark will indemnify us for losses relating to our failure to have at closing any title, right of way, consent, license, permit, or approval necessary for us to own or operate our assets in substantially the same manner that the assets were owned or operated immediately prior to the closing of this offering and as described in this prospectus, subject to a $           per incident deductible.

       Tax Indemnification by Landmark.    For a period up to 60 days past the expiration of any applicable statute of limitations, Landmark will indemnify us for any federal, state and local tax liability attributable to the operations or ownership of the assets contributed to us arising prior to the closing of this offering or otherwise related to Landmark's contribution of those assets to us in connection with this offering, including any such income tax liability of Landmark and its affiliates that may result from our formation transactions or that arises under Treasury Regulation Section 1.1502-6.

       Indemnification by Us.    We have agreed to indemnify Landmark for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering (other than any environmental liabilities for which Landmark is specifically required to indemnify us as described above). There is no limit on the amount for which we will indemnify Landmark under the omnibus agreement.

       License of Trademarks.    Landmark will grant us a nontransferable, nonexclusive, royalty-free worldwide right and license to use certain trademarks and trade names owned by Landmark.

  Contribution Agreement

       At the closing of this offering, we will enter into a contribution, conveyance and assignment agreement, which we refer to as our contribution agreement, with Landmark and our general partner under which Landmark will contribute all of our initial assets to us.

Other Agreements with Landmark and Related Parties

  Patent License Agreement

       We will enter into a Patent License Agreement ("License Agreement") with American Infrastructure Funds, LLC ("AIF"), an affiliate of the controlling member of Landmark. Under the License Agreement, AIF will grant us a nonexclusive, perpetual license to practice certain patented methods related to the apparatus and method for combining easements under a master limited partnership. We have agreed to pay AIF a license fee of $50,000 for the second year of the License Agreement, and thereafter, an amount equal to the greater of (i) one-tenth of one percent (0.1%) of the our gross revenue received during such contract year; and (ii) $100,000.

Procedures for Review, Approval and Ratification of Related Person Transactions

       The board of directors of our general partner will adopt a related party transactions policy in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

       The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to us as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director's independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with the code of business conduct and ethics.

       The related party transactions policy described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

       Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have fiduciary duties to manage our general partner in a manner that is in the best interests of its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner that is in the best interests of our partnership.

       Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner or from our unitholders, but is not required to do so. There is no requirement under our partnership agreement that our general partner seek the approval of the conflicts committee or our unitholders for the resolution of any conflict, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. The board of directors of our general partner will decide whether to refer a matter to the conflicts committee or to our unitholders on a case-by-case basis. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, the board of directors of our general partner will consider a variety of factors, including the nature of the conflict, the size and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek approval from the conflicts committee or our unitholders. Whenever the board of directors of our general partner makes a determination to refer or not to refer any potential conflict of interest to the conflicts committee for approval or to seek or not to seek unitholder approval, the general partner is acting in its individual capacity, which means that it may act free of any duty or obligation whatsoever to us or our unitholders and will not be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under applicable law. For a more detailed discussion of the duties applicable to our general partner, as well as the implied contractual covenant of good faith and fair dealing, please read "– Duties of the General Partner."

       Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

  •
  approved by the conflicts committee, which our partnership agreement defines as "special approval";

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  approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

  •
  on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

  •
  fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

       If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek approval from the conflicts committee or our unitholders and our general partner's board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner's board of directors may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he is acting in a manner that is in the best interests of the partnership or that the determination or other action meets the specified standard, for example, a transaction on terms no less favorable to us than those generally being provided to or available from unrelated third parties, or is "fair and reasonable" to us. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement.

       It is possible, but we believe it is unlikely, that our general partner would approve a matter that the conflicts committee has previously declined to approve or declined to recommend that the full board of directors approve. If the conflicts committee does not approve or does not recommend that the full board of directors approve a matter that has been presented to it, then, unless the board of directors of our general partner has delegated exclusive authority to the conflicts committee, the board of directors of our general partner may subsequently approve the matter. In such a case, although the matter will not have received "special approval" under our partnership agreement, the board of directors of our general partner could still determine that the resolution of the conflict of interest satisfied another standard under our partnership agreement, for example, that the resolution was on terms no less favorable to us than those generally being provided to or available from unrelated third parties or was fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Please read "Management – Management of Landmark Infrastructure Partners LP – Conflicts Committee" for information about the conflicts committee of our general partner's board of directors.

       Conflicts of interest could arise in the situations described below, among others.

  Landmark and the Remaining Landmark Funds may compete with us, and Landmark, as owner of our general partner, will decide when, if, and how we complete acquisitions.

       Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner of another company of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including Landmark, are not prohibited from engaging in other businesses or activities, including those that might compete with us. Specifically, Landmark will continue to manage the Remaining Landmark Funds and may form new companies and investment funds, any of which could compete with us for the acquisition of real property interests.

       Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers, directors and Landmark. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, Landmark may compete with us for acquisition opportunities, may own an interest in entities that compete with us and will have no obligation to provide us with any real property interest acquisition opportunities.

  Our general partner is allowed to take into account the interests of parties other than us, such as Landmark, in resolving conflicts of interest.

       Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the allocation of corporate opportunities among us and our affiliates, the exercise of its limited call right, its voting rights with respect to the units it owns and its registration rights, and its determination whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement.

  Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, and limits our general partner's liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

       In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

  •
  permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include: (1) how to allocate business opportunities among us and its other affiliates; (2) whether to exercise its limited call right; (3) how to exercise its voting rights with respect to the units it owns; (4) whether to sell or otherwise dispose of units or other partner interests that it owns; (5) whether to elect to reset target distribution levels; (6) whether to consent to any merger or consolidation of the partnership or amendment to our partnership agreement; and (7) whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval;

  •
  provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith;

  •
  generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest is not approved by our public common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest is either on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is "fair and reasonable" to us, considering the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us, then it will be presumed that in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

  •
  provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

       By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

  Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

       Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

  •
  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

  •
  the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

  •
  the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

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  the negotiation, execution and performance of any contracts, conveyances or other instruments;

  •
  the distribution of our cash;

  •
  the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

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  the maintenance of insurance for our benefit and the benefit of our partners;

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  the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

  •
  the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

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  the indemnification of any person against liabilities and contingencies to the extent permitted by law;

  •
  the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

  •
  the entry into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

       Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. Please read "Our Partnership Agreement – Voting Rights" for information regarding matters that require unitholder approval.

  Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

       The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

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  the amount and timing of asset purchases and sales;

  •
  cash expenditures;

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  borrowings;

  •
  the issuance of additional units; and

  •
  the creation, reduction or increase of reserves in any quarter.

       Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

       In addition, our general partner may use an amount, initially equal to $            million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

       In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

  •
  enabling our general partner or its affiliates, including Landmark, to receive distributions on any subordinated units held by them or the incentive distribution rights; or

  •
  accelerating the expiration of the subordination period.

       For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Subordinated Units and Subordination Period."

       Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating company and its operating subsidiaries.

  We will reimburse our general partner and its affiliates for expenses.

       We will reimburse our general partner and its affiliates, including Landmark, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our omnibus agreement with Landmark also address our payment of annual amounts to, and our reimbursement of, our general partner and its affiliates for these costs and services. Please read "Certain Relationships and Related Party Transactions."

  Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm's-length negotiations.

       Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the close of this offering. While neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm's-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm's-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

       Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

  Our general partner intends to limit its liability regarding our obligations.

       Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

  Common units are subject to our general partner's limited call right.

       Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell his common units at an undesirable time or price. Please read "Our Partnership Agreement – Limited Call Right."

  Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

       Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

  Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

       The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

  Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

       Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive calendar quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Furthermore, our general partner has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two calendar quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution"), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

       We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels related to our general partner's incentive distribution rights. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – General Partner Interest and Incentive Distribution Rights."

Duties of the General Partner

       The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action.

       As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that might otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is in the best interests of its owners in addition to the best interests of our partnership. Without these provisions, our general partner's ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.
Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership, and our general partner will not be subject to any higher standard under our partnership agreement or applicable law. If our general partner has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. These contractual standards replace the obligations to which our general partner would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders or that are not approved by our conflicts committee must be: on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or "fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us). If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek approval from our conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

       By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

       Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read "Our Partnership Agreement – Indemnification."

DESCRIPTION OF THE COMMON UNITS

The Common Units

       The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and "Cash Distribution Policy and Restrictions on Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "Our Partnership Agreement."

Transfer Agent and Registrar

  Duties

       will serve as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

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  surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

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  special charges for services requested by a holder of a common unit; and

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  other similar fees or charges.

       Unless our general partner determines otherwise in respect of some or all of any classes of our partner interests, our partner interests will be evidenced by book entry notation on our partnership register and not by physical certificates.

       There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

  Resignation or Removal

       The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

       By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

  •
  automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

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  represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement; and

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  gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

       Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

       We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

       Common units are securities and transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

       Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

OUR PARTNERSHIP AGREEMENT

       The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

       We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

  •
  with regard to distributions of available cash, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions";

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  with regard to the duties of our general partner, please read "Conflicts of Interest and Duties";

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  with regard to the transfer of common units, please read "Description of the Common Units – Transfer of Common Units"; and

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  with regard to allocations of taxable income and taxable loss, please read "Material Federal Income Tax Consequences."

Organization and Duration

       Our partnership was organized on July 28, 2014, and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

       Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

       Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of acquiring real property interests, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of our partnership or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

       Unitholders are not obligated to make additional capital contributions, except as described below under "– Limited Liability."

Voting Rights

       The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a "unit majority" require:

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  during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

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  after the subordination period, the approval of a majority of the outstanding common units.

       In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

Issuance of additional units	No approval rights.
Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "– Amendment of Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read "– Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "– Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "– Termination and Dissolution."
Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to , 2024, in a manner which would cause a dissolution of our partnership. Please read "– Withdrawal or Removal of Our General Partner."
Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read "– Withdrawal or Removal of Our General Partner."
Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its non-economic general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2024. Please read "– Transfer of General Partner Interest."
Transfer of incentive distribution rights	Our general partner may transfer any or all of the incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read "– Transfer of Incentive Distribution Rights."
Reset of incentive distribution levels	No approval right.
Transfer of ownership interests in our general partner	No approval right. Please read "– Transfer of Ownership Interests in Our General Partner."

 Limited Liability

       Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group:

  •
  to remove or replace our general partner;

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  to approve some amendments to our partnership agreement; or

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  to take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

       Under the Delaware Act, a limited partnership may not pay a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

       Our subsidiaries conduct business in 42 states and the District of Columbia, and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.

       Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

 Issuance of Additional Securities

       Our partnership agreement authorizes us to issue an unlimited number of additional partner interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

       It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partner interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partner interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

       In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partner interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Amendment of Our Partnership Agreement

  General

       Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

  Prohibited Amendments

       No amendment may be made that would, among other actions:

  •
  enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

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  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

       The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, excluding common units purchased by officers, directors and director nominees of our general partner and Landmark under our directed unit program, Landmark will own 40% of our total outstanding common units and subordinated units on an aggregate basis.

  No Unitholder Approval

       Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

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  a change in our name, the location of our principal office, our registered agent or our registered office;

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  the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

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  a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

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  an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974 ("ERISA"), each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

  •
  an amendment that our general partner determines to be necessary or appropriate in connection with the authorization or issuance of additional partner interests;

  •
  any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

  •
  an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

  •
  any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

  •
  a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

  •
  mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

  •
  any other amendments substantially similar to any of the matters described in the clauses above.

       In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

  •
  do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partner interests as compared to other classes of partner interests;

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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  are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

  •
  are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

  •
  are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

  Opinion of Counsel and Unitholder Approval

       For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under

Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

       In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partner interests in relation to other classes of partner interests will require the approval of at least a majority of the type or class of partner interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

       A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

       In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partner interests to be issued by us in such merger do not exceed 20% of our outstanding partner interests immediately prior to the transaction.

       If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

       We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

  •
  the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

  •
  the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

  •
  the entry of a decree of judicial dissolution of our partnership; or

  •
  there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

       Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

  •
  the action would not result in the loss of limited liability of any limited partner; and

  •
  neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

       Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Partnership Agreement Relating to Cash Distributions – Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

       Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2024, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "– Transfer of General Partner Interest" and "– Transfer of Incentive Distribution Rights."

       Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "– Termination and Dissolution."

       Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 20% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. At the closing of this offering, excluding common units purchased by officers, directors and director nominees of our general partner and Landmark under our directed unit program, Landmark will own 40% of our total outstanding common units and subordinated units on an aggregate basis.

       Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

  •
  the subordination period will end, and all outstanding subordinated units will immediately and automatically convert into common units on a one-for-one basis;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

       In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

       If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

       In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

       Except for transfer by our general partner of all, but not less than all, of its non-economic general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to September 30, 2024, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

       Our general partner and its affiliates, including Landmark, may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

 Transfer of Ownership Interests in Our General Partner

       At any time, Landmark and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

       At any time, our general partner may sell or transfer the incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

       Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Landmark Infrastructure Partners GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read "– Withdrawal or Removal of Our General Partner."

Limited Call Right

       If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days' written notice.

       The purchase price in the event of this purchase is the greater of:

  •
  the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

  •
  the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

       As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Federal Income Tax Consequences – Disposition of Common Units."

Non-Citizen Assignees; Redemption

       If our general partner, with the advice of counsel, determines we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

  •
  obtain proof of the nationality, citizenship or other related status of our limited partners (or their owners, to the extent relevant); and

  •
  permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

       Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

       Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

       Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "– Issuance of Additional Securities." However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

       By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under "– Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

 Indemnification

       Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  •
  our general partner;

  •
  any departing general partner;

  •
  any person who is or was an affiliate of our general partner or any departing general partner;

  •
  any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, an affiliate of us or our subsidiaries or any entity set forth in the preceding three bullet points;

  •
  any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary of custodial services; and

  •
  any person designated by our general partner because such person's status, service or relationship expose such person to potential claims or suits relating to our or our subsidiaries' business and affairs.

       Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

       Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. Some of the expenses for which we are required to reimburse our general partner are not subject to any caps or other limits. Please read "Certain Relationships and Related Party Transactions – Agreements Governing the Transactions – Omnibus Agreement."

Books and Reports

       Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

       We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

       We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

       Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to him:

  •
  a current list of the name and last known address of each record holder;

  •
  copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

  •
  certain information regarding the status of our business and financial condition.

       Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

       Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates (other than individuals) or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

Exclusive Forum

       Our partnership agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any of our, or our general partner's, directors, officers, or other employees, or owed by our general partner, to us or our partners, (4) asserting a claim against us arising pursuant to any provision of the Delaware Act or (5) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

UNITS ELIGIBLE FOR FUTURE SALE

       After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, Landmark will hold an aggregate              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

       The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers and directors of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1% of the total number of the common units outstanding, which will equal approximately            units immediately after this offering; or

  •
  the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

       At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

  •
  common units owned by our general partner and its affiliates;

  •
  any units acquired by our general partner or any of its affiliates, including the directors and executive officers of our general partner under the directed unit program; and

  •
  common units distributed to the legacy members of the Contributing Landmark Funds in connection with the formation transactions.

       Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

       Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement – Issuance of Additional Securities."

       Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates also may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.

Lock-up Agreements

       Our general partner's executive officers and directors, our general partner, Landmark, the Contributing Landmark Funds and the legacy members of the Contributing Landmark Funds receiving common units as part of the liquidation of the Contributing Landmark Funds have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of           , dispose of any common units or any securities convertible into or exchangeable for our common units.

Registration Statement on Form S-8

       We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under the LTIP. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

       This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the "Treasury Regulations") and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Landmark Infrastructure Partners LP and our operating subsidiaries.

       The following discussion does not comment on all federal income tax matters affecting us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose "functional currency" is not the U.S. dollar, persons holding their units as part of a "straddle," "hedge," "conversion transaction" or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

       No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

       All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

       For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "– Tax Consequences of Unit Ownership – Treatment of Short Sales"); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "–  Disposition of Common Units – Allocations Between Transferors and Transferees"); and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read "– Tax Consequences of Unit Ownership – Section 754 Election" and "– Uniformity of Units").

 Partnership Status

       A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes rents from real property, gains from the sale of real property, interest (other than from a financial business), dividends and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. In order to qualify as rents from real property, several requirements must be met:

  •
  the amount of rent received generally must not be based on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

  •
  rents do not qualify if we own 10% or more by vote or value of the tenant, whether directly or after application of attribution rules. While we intend not to lease property to any party if rents from that property would not qualify as rents from real property, application of the 10% ownership rule is dependent upon complex attribution rules and circumstances that may be beyond our control.

  •
  if rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property; if this 15% threshold is exceeded, the rent attributable to personal property will not so qualify. The portion of rental income treated as attributable to personal property is determined according to the ratio of the fair market value of the personal property to the total fair market value of the real and personal property that is rented.

       We estimate that less than       % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

       The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

  •
  we will be classified as a partnership for federal income tax purposes; and

  •
  each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

       In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

  •
  neither we nor any of the operating subsidiaries, other than Landmark Infrastructure Blocker Company LLC, has elected or will elect to be treated as a corporation;

  •
  for each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code;

  •
  all leases, lease and easement purchase agreements and easements will be substantially in the form of leases, lease and easement purchase agreements and easements reviewed by Latham & Watkins LLP; and

  •
  all property from which rental income is derived is either raw land or a structure, such as a building, that is permanently attached to the ground, not intended to be moved and likely to sustain not insubstantial damage if moved.

       We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

       If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

       If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

       The discussion below is based on Latham & Watkins LLP's opinion that we will be classified as a partnership for federal income tax purposes.

 Limited Partner Status

       Unitholders of Landmark Infrastructure Partners LP will be treated as partners of Landmark Infrastructure Partners LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Landmark Infrastructure Partners LP for federal income tax purposes.

       A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "– Tax Consequences of Unit Ownership – Treatment of Short Sales."

       Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in Landmark Infrastructure Partners LP. The references to "unitholders" in the discussion that follows are to persons who are treated as partners in Landmark Infrastructure Partners LP for federal income tax purposes.

 Tax Consequences of Unit Ownership

  Flow-through of taxable income

       Subject to the discussion below under "– Tax Consequences of Unit Ownership – Entity-Level Collections" we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

  Treatment of distributions

       Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "– Disposition of Common Units." Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder's "at-risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "– Tax Consequences of Unit Ownership – Limitations on Deductibility of Losses."

       A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture and/or substantially appreciated "inventory items," each as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

  Ratio of taxable income to distributions

       We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending                              , will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be        % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenue, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

       The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

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  gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

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  we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

  Basis of common units

       A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner's "net value" as defined in Treasury Regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "– Disposition of Common Units – Recognition of Gain or Loss."

  Limitations on deductibility of losses

       The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder's tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

       In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (2) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at-risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

       In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder's investments in other publicly traded partnerships, or the unitholder's salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

       A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

  Limitations on interest deductions

       The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

       The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder's share of our portfolio income will be treated as investment income.

  Entity-level collections

       If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

  Allocation of income, gain, loss and deduction

       In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated to the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts, as adjusted to take into account the unitholders' share of nonrecourse debt.

       Specified items of our income, gain, loss and deduction will be allocated to account for (1) any difference between the tax basis and fair market value of our assets at the time of this offering and (2) any difference between the tax basis and fair market value of any property contributed to us by Landmark and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the "Contributed Property." The effect of these allocations, referred to as "Section 704(c) Allocations," to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, "reverse Section 704(c) Allocations," similar to the Section 704(c) Allocations described above, will be made to our unitholders immediately prior to such issuance or other transactions to account for the difference between the "book" basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

       An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has "substantial economic effect." In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

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  his relative contributions to us;

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  the interests of all the partners in profits and losses;

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  the interest of all the partners in cash flow; and

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  the rights of all the partners to distributions of capital upon liquidation.

       Latham & Watkins LLP is of the opinion that, with the exception of the issues described in "– Tax Consequences of Unit Ownership – Section 754 Election" and "– Disposition of Common Units – Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

  Treatment of short sales

       A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder as to those units would be fully taxable; and

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  while not entirely free from doubt, all of these distributions would appear to be ordinary income.

       Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read "– Disposition of Common Units – Recognition of Gain or Loss."

  Tax rates

       Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

       In addition, a 3.8% Medicare tax, or NIIT, is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder's allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder's net investment income and (2) the amount by which the unitholder's modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. The U.S. Department of the Treasury and the IRS have issued Treasury Regulations that provide guidance regarding the NIIT. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

  Section 754 election

       We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read "– Disposition of Common Units – Constructive Termination." The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

       We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property's unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read "– Uniformity of Units."

       We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "– Uniformity of Units." A unitholder's tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual's income tax return) so that any position we take that understates deductions will overstate the common unitholder's basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read "– Disposition of Common Units – Recognition of Gain or Loss." Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

       A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

       The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than many tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

  Accounting method and taxable year

       We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read "– Disposition of Common Units – Allocations Between Transferors and Transferees."

  Initial tax basis, depreciation and amortization

       The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (1) this offering will be borne by Landmark and its affiliates, and (2) any other offering will be borne by Landmark and all of our unitholders as of that time. Please read "– Tax Consequences of Unit Ownership – Allocation of Income, Gain, Loss and Deduction."

       To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read "– Uniformity of Units." Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

       If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "– Tax Consequences of Unit Ownership – Allocation of Income, Gain, Loss and Deduction" and "– Disposition of Common Units – Recognition of Gain or Loss."

       The costs we incur in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

  Valuation and tax basis of our properties

       The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

  Recognition of gain or loss

       Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

       Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

       Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read "– Tax Consequences of Unit Ownership – Tax Rates."

       The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner's tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

       Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

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  a short sale;

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  an offsetting notional principal contract; or

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  a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

       Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

  Allocations between transferors and transferees

       In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the "Allocation Date." However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

       Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

  Notification requirements

       A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

  Constructive termination

       We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

       Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "– Tax Consequences of Unit Ownership – Section 754 Election." We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

       Please read "– Tax Consequences of Unit Ownership – Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under "– Tax Consequences of Unit Ownership – Section 754 Election," Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "– Disposition of Common Units – Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

       Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

       Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

       In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation's "U.S. net equity," that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

       A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of "effectively connected income," a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder's gain would be effectively connected with that unitholder's indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (1) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (2) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

  Information returns and audit procedures

       We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder's share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

       The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

       Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

       The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

       A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

  Additional withholding requirements

       Withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on rents, interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States ("FDAP Income"), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States ("Gross Proceeds") paid to a foreign financial institution or to a "non-financial foreign entity" (as specially defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

       To the extent we have FDAP Income or Gross Proceeds that are not treated as effectively connected with a U.S. trade or business (please read "– Tax-Exempt Organizations and Other Investors"), unitholders who are foreign financial institutions or certain other non-U.S. entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

       Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

  Nominee reporting

       Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  •
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  •
  whether the beneficial owner is:

  –
  a person that is not a U.S. person;

  –
  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

  –
  a tax-exempt entity;

  •
  the amount and description of units held, acquired or transferred for the beneficial owner; and

  •
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

       Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

  Accuracy-related penalties

       An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

       For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  •
  for which there is, or was, "substantial authority"; or

  •
  as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

       If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to "tax shelters," which we do not believe includes us, or any of our investments, plans or arrangements.

       A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5.0 million or 10% of the taxpayer's gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

       In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

  Reportable transactions

       If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single year, or $4.0 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read "– Administrative Matters – Information Returns and Audit Procedures."

       Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

  •
  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "– Administrative Matters – Accuracy-Related Penalties";

  •
  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

  •
  in the case of a listed transaction, an extended statute of limitations.

       We do not expect to engage in any "reportable transactions."

Recent Legislative Developments

       The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships, including the elimination of the qualifying income exception upon which we rely for our treatment as a partnership for federal income tax purposes. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read "– Partnership Status." We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Considerations

       In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We own property and do business throughout the United States. Many states impose an income tax on individuals, corporations and other entities. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirements, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "– Tax Consequences of Unit Ownership – Entity-Level Collections." Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

       It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state tax, local tax, alternative minimum tax or foreign tax consequences of an investment in us.

INVESTMENT IN LANDMARK INFRASTRUCTURE PARTNERS LP BY EMPLOYEE BENEFIT PLANS

       An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, "Similar Laws." For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements, collectively, "Employee Benefit Plans." Among other things, consideration should be given to:

  •
  whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

  •
  whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

  •
  whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read "Material Federal Income Tax Consequences – Tax-Exempt Organizations and Other Investors"; and

  •
  whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

       The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

       Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving "plan assets" with parties that, with respect to the Employee Benefit Plan, are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

       In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

       The U.S. Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed "plan assets." Under these rules, an entity's assets would not be considered to be "plan assets" if, among other things:

  a)
  the equity interests acquired by the Employee Benefit Plan are publicly offered securities – i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

  b)
  the entity is an "operating company," – i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

  c)
  there is no significant investment by "benefit plan investors," which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and certain other persons, is held generally by Employee Benefit Plans.

       Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Internal Revenue Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

 UNDERWRITING

       Robert W. Baird & Co. Incorporated, Raymond James & Associates, Inc. and RBC Capital Markets, LLC are serving as book-running managers of this offering and as representatives of the underwriters named below. We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered hereby. Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter's name in the following table.

Underwriter	Number of Common Units
Robert W. Baird & Co. Incorporated
Raymond James & Associates, Inc.
RBC Capital Markets, LLC

Total

       The underwriters are committed to take and pay for all of the common units offered by us, if any are taken, other than the common units covered by the underwriters' option to purchase additional common units described below. The obligations of the underwriters under the underwriting agreement may be terminated upon the occurrence of certain stated events, including that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

       We have granted the underwriters an option to buy up to                      additional common units to cover sales by the underwriters which exceed the number of common units specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above. If any additional common units are purchased, the underwriters will offer the additional common units on the same terms as those on which the common units are being offered.

       At our request, the underwriters have reserved for sale at the initial public offering price up to approximately       % of the common units being sold in this offering to certain of our business associates, officers, directors, certain of their family members and others. We will offer these common units to the extent permitted under applicable regulations in the United States. The sales will be made by                                 through a directed unit program. The number of common units available for sale to the general public will be reduced to the extent that such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. We have agreed to indemnify                                 in connection with the directed unit program. Other than the underwriting discounts and commissions listed on the cover page of this prospectus, the underwriters will not be entitled to any commission with respect to common units sold pursuant to the directed unit program. To the extent such common units are purchased by any of our existing unitholders who have entered into lock-up agreements with the underwriters, then such common units will be subject to the restrictions contained in such agreements.

       The underwriters propose to offer the common units directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per common unit.

       The underwriting fee is equal to the initial public offering price per common unit, less the amount paid by the underwriters to us per common unit. The underwriting fee is $           per common unit. The following table sets forth

the per common unit and total underwriting discounts and commissions to be paid to the underwriters, assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional                       common units.

Total Fees Paid by Us
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

       We will pay Robert W. Baird & Co. Incorporated and Raymond James & Associates, Inc. an aggregate structuring fee equal to       % of the gross proceeds of this offering for evaluation, analysis and structuring of our partnership.

       We estimate that the total expenses of this offering, including registration, filing, listing and printing fees, legal and accounting expenses, but excluding underwriting discounts and commissions and the structuring fee, will be approximately $            million, which will be paid by us. We have agreed to reimburse the underwriters for certain expenses in connection with the qualification of the offering with the Financial Industry Regulatory Authority, Inc. (FINRA). Such reimbursement is deemed to be underwriting compensation by FINRA.

       We, our general partner, our general partner's executive officers and directors, the Contributing Landmark Funds and the legacy members of the Contributing Landmark Funds receiving common units as part of the liquidation of the Contributing Landmark Funds affiliates have agreed with the underwriters, subject to certain limited exceptions, not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of, in the case of us, our general partner or our general partner's officers and directors, Robert W. Baird & Co. Incorporated and Raymond James & Associates, Inc. or, in the case of such legacy members, Robert W. Baird & Co. Incorporated. Specifically, we and such other persons have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common units, or any options or warrants to purchase any common units, or any securities convertible into, exchangeable for or that represent the right to receive common units, whether now owned or hereinafter acquired, owned directly by us or such other persons (including holding as a custodian) or with respect to which we or such other persons have beneficial ownership within the rules and regulations of the SEC. We and such other persons have agreed that these restrictions expressly preclude us and such other persons from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of our or such other persons' common units if such common units would be disposed of by someone other than us or such other persons. Prohibited hedging or other transactions includes any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of our or such other persons' common units or with respect to any security that includes, relates to or derives any significant part of its value from such common units.

       The foregoing restrictions do not apply to:

  •
  the sale of common units pursuant to the underwriting agreement hereunder;

  •
  the distribution of common units by the Contributing Landmark Funds to their respective members, as part of their liquidation;

  •
  issuances of partnership interests as consideration for acquisitions;

  •
  our common units issued upon the exercise of options granted under existing equity compensation or management incentive plans described in the prospectus;

  •
  other exceptions, including transfers of common units or any securities convertible into, exchangeable for, exercisable for, or repayable with common units (i) by will or intestacy, provided such transferee agrees to the applicable lock-up restrictions, (ii) as a bona fide gift or gifts, provided such transferee agrees to the applicable lock-up restrictions, (iii) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of a security holder or the immediate family of such security holder, provided such transferee agrees to the applicable lock-up restrictions or (iv) pursuant to an order of a court or regulatory agency.

       The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of common units offered by them.

  •
  Prior to this offering, there has been no public market for the common units. The initial public offering price has been determined by negotiations among us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters have considered a number of factors, including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  prevailing market conditions;

  •
  our historical performance;

  •
  estimates of our business potential and prospects for future earnings;

  •
  consideration of the above factors in relation to market valuation and stages of developments of other companies comparable to ours; and

  •
  other factors deemed relevant by the representatives of the underwriters and us.

       Neither we nor the underwriters can assure investors that an active trading market will develop for our common units, or that the common units will trade in the public market at or above the initial public offering price.

       We have applied to have our common units listed on the NYSE under the symbol, "LMRK".

       We have agreed to indemnify the several underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

       In connection with this offering, the underwriters may effect certain transactions in our common units in the open market in order to prevent or retard a decline in the market price of our common units while this offering is in progress. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. "Covered" shorts are short positions in an amount not greater than the underwriters' option described herein, and "naked" shorts are short positions in excess of that amount. In determining the source of common units to close out a "covered" short, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option. A "covered" short may be covered by either exercising the underwriters' option or purchasing common units in the open market. A "naked" short is more likely to be created if underwriters are concerned that there may be downward pressure on the price of our common units in the open market prior to the completion of the offering, and may only be closed out by purchasing common units in the open market. Stabilizing transactions consist of various bids for or purchases of our common units made by the underwriters in the open market prior to the completion of the offering.

       In addition, the underwriters may, pursuant to Regulation M of the Securities Act, also impose a penalty bid, which is when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of that underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or slowing a decline in the market price of our common units, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. If these activities are commenced by the underwriters, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Electronic Distribution

       In connection with this offering, certain of the underwriters may distribute prospectuses by electronic means, such as email. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers, and allocate a limited number of common units for sale to its online brokerage customers. A prospectus in electronic format is being made available on the website maintained by one or more of the bookrunners of this offering and may be made available on websites maintained by the other underwriters. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not a part of the prospectus or the registration statement, of which this prospectus forms a part.

Conflicts of Interest

       Because FINRA views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Other Relationships

       The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, investment research, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may provide from time to time in the future, various financial advisory and investment banking services for us, for which they have received or will receive customary fees and expenses.

       In addition, in the ordinary course of their various business activities, the underwriters and their affiliates may from time to time effect transactions for their own account or the account of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities (including related derivative securities) and financial instruments (including bank loans), and may continue to do so in the future. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

 Selling Restrictions

  European Economic Area

       This prospectus has been prepared on the basis that the transactions contemplated by this prospectus in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") (other than Germany) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of the securities which are the subject of the transactions contemplated by this prospectus, may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor any of the underwriters have authorized, nor do they authorize, the making of any offer of securities or any invitation relating thereto in circumstances in which an obligation arises for us or any of the underwriters to publish a prospectus for such offer or invitation.

       In relation to each Relevant Member State, other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), no offer to the public of the securities subject to this supplement has been or will be made in that Relevant Member State other than:

         (a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive ("Qualified Investors");

         (b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Directive subject to obtaining our prior consent for any such offer; or

         (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer or invitation shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

       For the purposes of this provision, the expression an "offer to the public" means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase the securities, as the same may be further defined in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State. The expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 Amending Directive" means Directive 2010/73/EU.

       We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

  United Kingdom

       We may constitute a "collective investment scheme" as defined by section 235 of the Financial Services and Markets Act 2000 ("FSMA") that is not a "recognised collective investment scheme" for the purposes of FSMA ("CIS") and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and are only directed at (i) investment professionals falling within the description of persons in Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the "CIS Promotion Order") or Article 19(5) of the Financial Services and Markets Act 2000 (Financial

Promotion) Order 2005, as amended (the "Financial Promotion Order") or (ii) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order or Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as "relevant persons"). Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

  Switzerland

       The distribution of our common units in Switzerland will be exclusively made to, and directed at, regulated qualified investors ("Regulated Qualified Investors"), as defined in Article 10(3)(a) and (b) of the Swiss Collective Investment Schemes Act of 23 June 2006, as amended ("CISA").

       Accordingly, we have not, and will not be, registered with the Swiss Financial Market Supervisory Authority ("FINMA") and no Swiss representative or paying agent has been or will be appointed for us in Switzerland. This prospectus and/or any other offering materials relating to our common units may be made available in Switzerland solely to Regulated Qualified Investors.

  Germany

       This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Asset Investment Act (Vermögensanlagengesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1 in connection with Section 2 no. 6 of the German Securities Prospectus Act, Section 2 no. 4 of the German Asset Investment Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

       The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

  Netherlands

       Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

  Hong Kong

       Our common units may not be offered or sold in Hong Kong by means of this prospectus or any other document other than to (a) professional investors as defined in the Securities and Futures Ordinance of Hong Kong (Cap. 571, Laws of Hong Kong) ("SFO") and any rules made under the SFO or (b) in other circumstances which do not result in this prospectus being deemed to be a "prospectus," as defined in the Companies Ordinance of Hong Kong (Cap. 32, Laws of Hong Kong) ("CO"), or which do not constitute an offer to the public within the meaning of the CO or the SFO; and no person has issued or had in possession for the purposes of issue, or will issue or has in possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common units which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common units which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors as defined in the SFO.

VALIDITY OF THE COMMON UNITS

       The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

       The combined financial statements of Landmark Infrastructure Partners LP Predecessor at December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

       The balance sheet of Landmark Infrastructure Partners LP as of July 28, 2014, appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

       We have filed with the SEC a registration statement on Form S-11 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

       The SEC maintains a website on the internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website and can also be inspected and copied at the offices of the                                 .

       Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. Our website on the Internet is located at http://www.landmarkmlp.com and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

       We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

 FORWARD-LOOKING STATEMENTS

       Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as "may," "will," "assume," "forecast," "position," "predict," "strategy," "expect," "intend," "plan," "estimate," "anticipate," "believe," "project," "budget," "potential," or "continue," and similar expressions are used to identify forward-looking statements. They can be affected by and involve assumptions used or known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from the results contemplated by such forward-looking statements, including the following:

  •
  the number of real property interests that we are able to acquire, and whether we are able to complete such acquisitions on favorable terms, which could be adversely affected by, among other things, general economic conditions, operating difficulties, and competition;

  •
  the prices we pay for our acquisitions of real property;

  •
  our management's and our general partner's conflicts of interest with our own;

  •
  the rent increases we are able to negotiate with our tenants, and the possibility of further consolidation among a relatively small number of significant tenants in the wireless communication and outdoor advertising industries;

  •
  our relative lack of experience with real property interest acquisition in the renewable power segment and abroad;

  •
  changes in the price and availability of real property interests;

  •
  changes in prevailing economic conditions;

  •
  unanticipated cancellations of tenant leases;

  •
  a decrease in our tenants' demand for real property interest due to, among other things, technological advances or industry consolidation;

  •
  inclement or hazardous weather conditions, including flooding, and the physical impacts of climate change, unanticipated ground, grade or water conditions, and other environmental hazards;

  •
  inability to acquire or maintain necessary permits;

  •
  changes in laws and regulations (or the interpretation thereof), including zoning regulations;

  •
  difficulty collecting receivables and the potential for tenant bankruptcy;

  •
  additional difficulties and expenses associated with being a publicly traded partnership;

  •
  our ability to borrow funds and access capital markets, and the effects of the fluctuating interest rate on our existing and future borrowings;

  •
  restrictions in our new revolving credit facility on our ability to issue additional debt or equity or pay distributions; and

  •
  certain factors discussed elsewhere in this prospectus.

       All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

F-i

LANDMARK INFRASTRUCTURE PARTNERS LP
PRO FORMA COMBINED FINANCIAL STATEMENTS
(Unaudited)

       The unaudited pro forma combined financial statements of Landmark Infrastructure Partners LP (together with its combined entities, the "Partnership," "we," "our" or "us") as of and for the six months ended June 30, 2014 and year ended December 31, 2013 are derived from the historical financial statements and the combined results of operations of Landmark Dividend Growth Fund-A LLC and Landmark Dividend Growth Fund-D LLC, which we refer to collectively as the Contributing Landmark Funds, our predecessor for accounting purposes ("Predecessor"), and are presented as if this offering, the borrowings on our new revolving credit facility and the formation transactions (including the application of the net proceeds therefrom as set forth under "Use of Proceeds"), had occurred on June 30, 2014 for the pro forma combined balance sheet and on January 1, 2013 for the pro forma combined statements of operations.

       Our pro forma combined financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to the Partnership, and for purposes of the statements of operations, are expected to have a continuing impact on us. Our pro forma combined financial statements do not purport to (1) represent our financial position that would have actually occurred had this offering and the formation transactions occurred on June 30, 2014, (2) represent the results of our operations that would have actually occurred had this offering and the formation transactions occurred on January 1, 2013 and (3) project our financial position or results of operations as of any future date or for any future period, as applicable.

       We are a newly organized growth-oriented master limited partnership formed by Landmark to acquire, own and manage a portfolio of real property interests that underlie essential infrastructure assets in the wireless communication, outdoor advertising and renewable power generation industries. We were formed to succeed our Predecessor's business, which was operated and managed by Landmark. We will generate revenue and cash flow from existing leases of our real property interests to wireless carriers, cellular tower owners, outdoor advertisers and renewable power generation industries.

       We have not had any corporate activity since our formation, other than activities in preparation for our formation transactions and this offering. Accordingly, we believe that a discussion of our results of operations would not be meaningful, and this discussion and analysis therefore only discusses the combined results of the Contributing Landmark Funds.

       Concurrently with this offering, we will complete our formation transactions, pursuant to which we will acquire, through a series of transactions, substantially all of the assets and liabilities of the Contributing Landmark Funds. The pro forma financial data gives pro forma effect to the matters described in the notes hereto, including:

  •
  the contribution by Fund A and Fund D to us of substantially all of their assets and liabilities, including their obligations under their secured debt facilities, in exchange for, in the aggregate,                common units,                 subordinated units and cash, all of which will then be distributed to their respective members, including Landmark, as part of each fund's liquidation;

  •
  the purchase by Landmark from us of an additional                subordinated units for cash at the initial public offering price of our common units;

  •
  our issuance of all the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

  •
  our issuance of common units to the public in this offering, representing a       % limited partner interest in us;

  •
  our entry into a new $        million revolving credit facility and borrowing of $74.0 million thereunder;

  •
  the application of the net proceeds from this offering, together with the proceeds from our sale of subordinated units to Landmark and borrowings under our new revolving credit facility as described in "Use of Proceeds," including the repayment of $88.8 million under the secured debt facilities we assume from Fund A and Fund D;

  •
  our entry into an omnibus agreement with Landmark and each of the Remaining Landmark Funds; and

  •
  the adjustment to the basis of certain contributed assets and liabilities to Landmark's basis, which reflects the change in control of Landmark which occurred in December 2012, as a result of accounting for the formation transactions as a reorganization of entities under common control pursuant to Accounting Standards Codification 805, Business Combinations (ASC 805).

       We have concluded that the formation transactions are a reorganization of entities under common control since these entities have common management and ownership and are under the common control of Landmark. As a result, the contribution of real property interests and other assets to the Predecessor was recorded at Landmark's historical cost. In December 2012, there was a change in control of Landmark. Based on the level of ownership Landmark held in the Contributing Landmark Funds the purchase accounting associated with the change in control was not pushed down to the Contributing Landmark Funds when the change in control occurred. However, in connection with the formation transactions the purchase accounting associated with the December 2012 change in control of Landmark will be pushed down to us, which will result in a higher cost basis in the assets than is reflected in the historical financial statements of Contributing Landmark Funds.

       Upon completion of the formation transactions and this offering, our operations will be managed by the board of directors and executive officers of Landmark Infrastructure Partners GP LLC, our general partner. Landmark and its affiliates will own (a) our general partner; (b) a 40% limited partner interest in us consisting of subordinated units and; (c) all of the incentive distribution rights.

       The Partnership's unaudited pro forma combined financial statements and explanatory notes present how the Landmark Infrastructure Partners LP's financial statements may have appeared had its capital structure reflected the above transactions as of the dates noted above.

       Landmark Infrastructure Partners LP's unaudited pro forma combined financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma combined financial statements. The following unaudited pro forma combined financial statements are presented for illustrative purposes only and do not purport to reflect the results we may achieve in future periods or the historical results that would have been obtained had the above transactions been completed on January 1, 2013 or as of June 30, 2014, as the case may be. The Partnership's unaudited pro forma combined financial statements also do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above.

LANDMARK INFRASTRUCTURE PARTNERS LP

PRO FORMA COMBINED BALANCE SHEET

As of June 30, 2014

(Unaudited)

	Contributing Landmark Funds Historical	Pro Forma Adjustments before Offering & Financing		Pro Forma before Offering & Financing	Offering and Financing Pro Forma Adjustments		Pro Forma Landmark Infrastructure Partners LP
Assets	A
Land	$1,708,058	$187,060	B	$1,895,118	$–		$1,895,118
Real property interests	121,745,927	46,550,097	B,C	168,296,024	–		168,296,024

Total land and real property interests	123,453,985	46,737,157		170,191,142	–		170,191,142
Accumulated amortization of real property interests	(4,398,382)	9,338	B	(4,389,044)	–		(4,389,044)

Land and net real property interests	119,055,603	46,746,495		165,802,098	–		165,802,098

Investments in receivables, net	8,742,300	492,122	B	9,234,422			9,234,422
Cash and cash equivalents	237,218	–		237,218	832,089	D,E	1,069,307
Rent receivables, net	215,061	–		215,061	–		215,061
Due from Landmark and affiliates	994,812	–		994,812	–		994,812
Deferred loan cost, net	2,858,355	–		2,858,355	–		2,858,355
Deferred rent assets	384,623	(165,278)	B	219,345	–		219,345
Derivative assets	46,380	–		46,380	–		46,380
Offering costs	871,630	–		871,630	–		871,630
Other intangibles assets, net	3,554,347	420,982	B,C	3,975,329	–		3,975,329

Total assets	$136,960,329	$47,494,321		$184,454,650	$832,089		$185,286,739

Liabilities and equity
Secured debt facilities	$88,752,982	–		$88,752,982	(14,752,982)	F,G	$74,000,000
Accounts payable and accrued liabilities	723,534	–		723,534	–		723,534
Due to Landmark and affiliates	1,296,158	–		1,296,158	–		1,296,158
Other intangible liabilities, net	4,961,640	970,330	B,C	5,931,970	–		5,931,970
Prepaid rent	1,069,307	–		1,069,307	–		1,069,307
Accrued offering costs	698,064	–		698,064	–		698,064
Derivative liabilities	271,708	–		271,708	–		271,708

Total liabilities	97,773,393	970,330		98,743,723	(14,752,982)		83,990,741

Equity	39,186,936	46,523,991	B,C	85,710,927	15,585,071	D,E	101,295,998

Total Liabilities and Equity	$136,960,329	$47,494,321		$184,454,650	$832,089		$185,286,739

LANDMARK INFRASTRUCTURE PARTNERS LP

PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2014

(Unaudited)

	Contributing Landmark Funds Historical	Pro Forma Adjustments before Offering & Financing		Pro Forma before Offering & Financing	Offering and Financing Pro Forma Adjustments		Pro Forma Landmark Infrastructure Partners LP
Revenue	AA
Rental revenue	$6,613,560	$3,368	BB	$6,616,928	$–		$6,616,928
Interest income on receivables	334,408	3,175	BB	337,583			337,583

Total revenue	6,947,968	6,543		6,954,511	–		6,954,511

Expenses
Management fees to affiliate	202,330	–		202,330	–		202,330
Property operating	21,805	–		21,805	–		21,805
General and administrative	531,958	–		531,958	–	DD	531,958
Amortization	1,275,552	463,759	BB	1,739,311	–		1,739,311
Impairments	8,450	–		8,450	–		8,450

Total expenses	2,040,095	463,759		2,503,854	–		2,503,854

Other income and expenses
Interest expense	(2,303,931)	–		(2,303,931)	648,931	CC	(1,655,000)
Unrealized loss on derivative financial instruments	(487,789)	–		(487,789)	–		(487,789)

Total other income and expenses	(2,791,720)	–		(2,791,720)	648,931		(2,142,789)

Net Income	$2,116,153	$(457,216)		$1,658,937	$648,931		$2,307,868

NET INCOME ATTRIBUTABLE TO LANDMARK INFRASTRUCTURE PARTNERS LP'S UNITHOLDERS
Pro Forma income per unit – basic								EE
Pro Forma income per unit – diluted								EE
Pro Forma weighted average units outstanding – basic								EE
Pro Forma weighted average units outstanding – diluted								EE

LANDMARK INFRASTRUCTURE PARTNERS LP

PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

(Unaudited)

	Contributing Landmark Funds Historical	Pro Forma Adjustments before Offering & Financing		Pro Forma before Offering & Financing	Offering and Financing Pro Forma Adjustments		Pro Forma Landmark Infrastructure Partners LP
Revenue	AA
Rental revenue	$11,887,802	$(54,735)	BB	$11,833,067	$–		$11,833,067
Interest income on receivables	742,185	(32,184)	BB	710,001	–		710,001

Total revenue	12,629,987	(86,919)		12,543,068	–		12,543,068

Expenses
Management fees to affiliate	370,625	–		370,625	–		370,625
Property operating	6,454	–		6,454	–		6,454
General and administrative	722,028	–		722,028	–	DD	722,028
Acquisition-related	318,600	–		318,600	–		318,600
Amortization	2,313,092	941,776	BB	3,254,868	–		3,254,868
Impairments	573,575	466,862	BB	1,040,437	–		1,040,437

Total expenses	4,304,374	1,408,638		5,713,012	–		5,713,012

Other income and expenses
Interest expense	(3,840,359)	–		(3,840,359)	530,359	CC	(3,310,000)
Unrealized gain on derivative financial instruments	1,279,176	–		1,279,176	–		1,279,176

Total other income and expenses	(2,561,183)	–		(2,561,183)	530,359		(2,030,824)

Net Income	$5,764,430	$(1,495,557)		$4,268,873	$530,359		$4,799,232

NET INCOME ATTRIBUTABLE TO LANDMARK INFRASTRUCTURE PARTNERS LP'S UNITHOLDERS
Pro Forma income per unit – basic								EE
Pro Forma income per unit – diluted								EE
Pro Forma weighted average units outstanding – basic								EE
Pro Forma weighted average units outstanding – diluted								EE

LANDMARK INFRASTRUCTURE PARTNERS LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(Unaudited)

1. Adjustments to the Pro Forma Combined Balance Sheet

       The adjustments to the pro forma combined balance sheet as of June 30, 2014 are as follows:

  (A)
  Reflects the historical combined balance sheet of the Contributing Landmark Funds as of June 30, 2014, which is comprised of Landmark Dividend Growth Fund-A LLC and Landmark Dividend Growth Fund-D LLC and their consolidated subsidiaries. We will issue partnership units and pay cash in exchange for all of the real property interests and investments in receivables in the Contributing Landmark Funds.

  The historical combined financial statements of the Contributing Landmark Funds as of and for the six months ended June 30, 2014 and the year ended December 31, 2013 have been included elsewhere in this prospectus.

  (B)
  Adjustments to reflect the historical cost basis of Landmark since it controls the Partnership. The historical cost basis of Landmark is different from the Contributing Landmark Funds, who are also controlled by Landmark, due to the change in control discussed above.

	Historical Basis	Pro Forma Adjustment	Landmark's Basis
Land	$1,708,058	$187,060	$1,895,118
Real property interests	121,745,927	46,550,097	168,296,024
Accumulated amortization of real property interests	(4,398,382)	9,338	(4,389,044)
Acquired above market leases, net	210,539	120,996	331,535
Value of in-place leases, net	3,343,808	299,986	3,643,794

Other intangible assets, net	3,554,347	420,982	3,975,329
Acquired below market leases, net	(4,961,640)	(970,330)	(5,931,970)

	$117,648,310	$46,197,147	$163,845,457

  Amounts above reflect the initial purchase price allocation, however, adjustments in the pro forma combined balance sheet reflects amounts net of accumulated amortization.

  As a result of the change in control, the purchase consideration for Landmark Dividend LLC was pushed down and was allocated to the acquired tangible assets, such as land or perpetual and limited life easements, and the identified intangible assets and liabilities, consisting of above market and below market leases, tenant relationships, and in place leases, based in each case on their fair values. The fair value of the assets acquired and liabilities assumed was determined by using the discounted cash flow valuation method using a discount rate of 9.5%.

  In order to calculate the estimated in place lease value, we employed the income approach in accordance with ASC 805 by multiplying the anticipated market absorption period by the market rent at the time of acquisition for each in place lease agreement. Based on our experience in the industry, we have determined a range of lease execution timelines to be between one and six months. For the in place lease valuation we consider a lease up period of four months to be representative of the market.

  We estimated the fair value of real property interests using the income approach, by capitalizing the market rent at the time of acquisition at a market capitalization rate. The market capitalization rate was estimated by deducting an inflation rate of 3% from the market discount rate for each asset. The value of in place leases

LANDMARK INFRASTRUCTURE PARTNERS LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

1. Adjustments to the Pro Forma Combined Balance Sheet (Continued)

    and tenant relationship is amortized to expense over the estimated period the tenant is expected to be leasing the site under the existing terms which typically range from 2 to 20 years.

  In allocating the purchase consideration of the identified intangible assets and liabilities of an acquired asset, above market and below market lease values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) management's estimate of fair market lease rates for the corresponding in place leases measured over the estimated period the tenant is expected to be leasing the site under the above or below market terms.

  (C)
  Subsequent to June 30, 2014, the Contributing Landmark Funds acquired from Landmark real property interests consisting of 17 sites with a cost basis of $3,023,467. The following pro forma adjustments are necessary to reflect the historical cost basis of Landmark in these assets:

Acquisition
Investment in real estate, net	$3,174,090
Other intangible assets, net	98,889
Other intangible liabilities, net	(249,612)

$3,023,467

  (D)
  Reflects the sale of           common units, net of underwriting discounts and commissions, the structuring fee and offering expenses of approximately $           , in this offering based on an assumed offering price of $           per unit, including approximately $           in offering expenses that have previously been paid by us with funds advanced by and reimbursed to Landmark charged against the offering proceeds upon completion of this offering, and the sale of           subordinated units to Landmark at the assumed initial offering price of $           per unit, as follows:

Gross proceeds from offering	$
Gross proceeds from sale of subordinated units to Landmark
Less:
Underwriting discounts, commissions, structuring fee and offering expenses applicable to the gross proceeds from this offering
Available proceeds	$

  (E)
  As consideration for the contributions of assets by the Contributing Landmark Funds, the Contributing Landmark Funds will receive approximately            common and           subordinated units and a cash distribution to the Contributing Landmark Funds of $            million.

  (F)
  In connection with this offering and the formation transactions we will have a new revolving credit facility providing for borrowings of up to $          million under which we will borrow $74.0 million at the closing of this offering. For purposes of this presentation, $2.3 million of the proceeds from the transactions have been applied to the payment of fees and expenses associated with the new revolving credit facility. These fees and expenses will be amortized over the term of the revolving credit facility. A 0.125% increase or decrease in the interest rate on the new debt would increase (decrease) interest expense on a pro forma basis by $46,250 and $92,500 for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively.

LANDMARK INFRASTRUCTURE PARTNERS LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

1. Adjustments to the Pro Forma Combined Balance Sheet (Continued)

  (G)
  The secured debt facilities will be repaid and the related swap contracts will be settled by us using $88,978,310 in proceeds received from the new revolving credit facility, the offering and the sale of our subordinated units.

2. Adjustments to the Pro Forma Combined Statement of Operations

       The adjustments to the pro forma statements of operations for the six months ended June 30, 2014 and the year ended December 31, 2013 are as follows:

  (AA)
  Reflects the historical combined statements of operations of the Contributing Landmark Funds for the six months ended June 30, 2014 and the year ended December 31, 2013.

  (BB)
  Reflects the amortization of above-market, below-market and in-place lease intangibles and real property interests associated with the step up in basis due to the change in control of Landmark that occurred in December 2012 as discussed above.

  (CC)
  Reflects the elimination of interest expense associated with the prior secured debt facilities and includes $1,655,000 and $3,310,000 of interest associated with borrowings under our new revolving credit facility for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively.

  (DD)
  The pro forma combined financial statements do not give effect to general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership, including, but not limited to, an allocation of expenses of our general partner under the omnibus agreement, board of directors' fees of our general partner, directors' and officers' insurance, Sarbanes-Oxley Act of 2002 compliance costs, SEC reporting expenses and incremental audit and tax fees. We estimate that these costs could result in incremental general and administrative expenses of approximately $1.8 million per year. Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services, including for certain executive management services by certain officers of our general partner and compensation expense for all employees required to manage and operate our business, subject to an annual cap equal to the greater of $650,000 per year and 3% of our revenue. This cap on expenses will last until the earlier of (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering.

  (EE)
  Pro forma earnings per unit – basic and diluted are calculated by dividing pro forma combined net income allocable to common unitholders by the number of units that would have been issued in this offering and the formation transactions as of the respective reporting date. Set forth below is a reconciliation of pro forma weighted average units outstanding:

	Six-months ended June 30, 2014	Year ended December 31, 2013
Units issued in the offering
Units issued to legacy members of the Contributing Landmark Funds

Pro-forma weighted average units outstanding – basic and diluted

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Landmark Infrastructure Partners LP Predecessor

       We have audited the accompanying combined balance sheets of Landmark Infrastructure Partners LP Predecessor as of December 31, 2013 and 2012, and the related combined statements of operations, combined statements of equity and combined statements of cash flows for each of the two years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the index to this registration statement. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Landmark Infrastructure Partners LP Predecessor at December 31, 2013 and 2012, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the financial information set forth therein.

/s/ ERNST & YOUNG LLP

Irvine, California
August 6, 2014

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

COMBINED BALANCE SHEETS

		December 31,
	June 30, 2014 (Unaudited)
		2013	2012
Assets
Land	$1,708,058	$1,708,058	$406,142
Real property interests	121,745,927	121,247,784	92,371,254

Total land and real property interests	123,453,985	122,955,842	92,777,396
Accumulated amortization of real property interest	(4,398,382)	(3,357,489)	(1,450,890)

Land and net real property interests	119,055,603	119,598,353	91,326,506
Investments in receivables, net	8,742,300	9,085,281	9,743,976
Cash and cash equivalents	237,218	1,037,327	25,248,137
Rent receivables, net	215,061	112,115	227,580
Due from Landmark and affiliates	994,812	648,701	1,139,646
Deferred loan cost, net	2,858,355	3,240,779	2,501,255
Deferred rent receivable	384,623	353,303	219,295
Derivative assets	46,380	455,561	–
Offering costs	871,630	–	–
Other intangible assets, net	3,554,347	3,873,899	3,397,358

Total assets	$136,960,329	$138,405,319	$133,803,753

Liabilities and equity
Secured debt facilities	$88,752,982	$89,336,688	$67,301,683
Accounts payable and accrued liabilities	723,534	945,664	785,804
Due to Landmark and affiliates	1,296,158	583,689	–
Other intangible liabilities, net	4,961,640	5,303,211	4,441,017
Prepaid rent	1,069,307	1,346,060	940,656
Accrued offering costs	698,064	–	–
Derivative liabilities	271,708	193,101	1,016,716

Total liabilities	97,773,393	97,708,413	74,485,876
Commitments and contingencies (Note 12)
Equity	39,186,936	40,696,906	59,317,877

Total liabilities and equity	$136,960,329	$138,405,319	$133,803,753

See accompanying notes to combined financial statements.

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30, (Unaudited)		Year Ended December 31,
	2014	2013	2013	2012
Revenue
Rental revenue	$6,613,560	$5,243,096	$11,887,802	$6,414,441
Interest income on receivables	334,408	381,219	742,185	356,348

Total revenue	6,947,968	5,624,315	12,629,987	6,770,789
Expenses
Management fees to affiliate	202,330	171,730	370,625	209,091
Property operating	21,805	11,094	6,454	26,267
General and administrative	531,958	248,725	722,028	191,293
Acquisition-related	–	287,166	318,600	727,158
Amortization	1,275,552	1,055,738	2,313,092	1,381,265
Impairments	8,450	126,500	573,575	183,271

Total expenses	2,040,095	1,900,953	4,304,374	2,718,345
Other income and expenses
Interest expense	(2,303,931)	(1,669,656)	(3,840,359)	(1,476,207)
Unrealized gain (loss) on derivative financial instruments	(487,789)	1,445,696	1,279,176	(1,016,716)

Total other income and expenses	(2,791,720)	(223,960)	(2,561,183)	(2,492,923)

Net income	$2,116,153	$3,499,402	$5,764,430	$1,559,521

See accompanying notes to combined financial statements.

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

COMBINED STATEMENTS OF EQUITY

Balance at December 31, 2011	$33,634,317
Cash contributions	52,418,850
Contributions of real property interests	3,902,791
Distributions	(32,197,602)
Net income	1,559,521

Balance at December 31, 2012	$59,317,877
Cash contributions	500,000
Contributions of real property interests	831,424
Distributions	(25,716,825)
Net income	5,764,430

Balance at December 31, 2013	$40,696,906
Distributions (Unaudited)	(3,626,123)
Net income (Unaudited)	2,116,153

Balance at June 30, 2014 (Unaudited)	$39,186,936

See accompanying notes to combined financial statements.

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, (Unaudited)		Year Ended December 31,
	2014	2013	2013	2012
Operating activities
Net income	$2,116,153	$3,499,402	$5,764,430	$1,559,521
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized (gain) loss on derivative financial instruments	487,789	(1,445,696)	(1,279,176)	1,016,716
Amortization expense	1,275,552	1,055,738	2,313,092	1,381,265
Amortization of above- and below-market lease	(263,272)	(212,135)	(466,601)	(213,537)
Amortization of deferred loan costs	429,031	279,175	751,352	254,454
Receivables interest accretion	(44,442)	(58,748)	(68,977)	(49,978)
Impairments	8,450	126,500	573,575	183,271
Allowance for investments in receivables	4,465	–	25,304	–
Allowance for doubtful accounts	–	–	30	1,036
Changes in operating assets and liabilities:
Rent receivables, net	(102,946)	47,565	115,435	(217,699)
Accounts payable and accrued liabilities	(222,130)	501,127	159,860	785,804
Deferred rent receivables	(31,320)	(76,862)	(134,008)	(126,706)
Prepaid rent	(276,753)	286,320	405,404	869,402
Due to Landmark and affiliates	(307,208)	(748,749)	111,567	(1,167,876)

Net cash provided by operating activities	3,073,369	3,253,637	8,271,287	4,275,673
Investing activities
Acquisition of land	–	(1,301,916)	(1,301,916)	(406,142)
Acquisition of real property interests	–	(22,923,112)	(27,209,853)	(53,853,178)
Acquisition of receivables	–	–	–	(9,961,371)
Repayment of receivables	382,958	349,877	702,368	267,373

Net cash provided by (used in) investing activities	382,958	(23,875,151)	(27,809,401)	(63,953,318)
Financing activities
Proceeds from secured debt facilities	–	17,596,063	22,676,535	67,301,683
Principal payments on secured debt facilities	(583,706)	(267,292)	(641,530)	–
Deferred loan costs	(46,607)	(987,298)	(1,490,876)	(2,755,708)
Contributions	–	500,000	500,000	52,418,850
Distributions	(3,626,123)	(19,343,535)	(25,716,825)	(32,197,602)

Net cash provided by (used in) financing activities	(4,256,436)	(2,502,062)	(4,672,696)	84,767,223

Net increase (decrease) in cash and cash equivalents	(800,109)	(23,123,576)	(24,210,810)	25,089,578
Cash and cash equivalents at beginning of period	1,037,327	25,248,137	25,248,137	158,559

Cash and cash equivalents at end of period	237,218	2,124,561	$1,037,327	$25,248,137

Supplemental disclosures of cash flows information
Cash paid for interest	$1,872,640	$1,181,286	$3,095,644	$1,120,212

Non-cash transactions
Offering costs included in due to Landmark and affiliates	$173,566	$–	$–	$–

Accrued offering costs	$698,064	$–	$–	$–

Purchase price for acquisition of real property interests included in due to Landmark and affiliates	$500,000	$238,232	$963,067	$–

Contributions of real property interests by Landmark	$–	$831,424	$831,424	$3,902,791

See accompanying notes to combined financial statements.

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

1. Organization and Nature of the Contributing Landmark Funds

       Landmark Infrastructure Partners LP Predecessor (our "Predecessor"), is not a legal entity but rather a combination of two private real estate investment funds (Landmark Dividend Growth Fund-A LLC and Landmark Dividend Growth Fund-D LLC, referred to collectively hereafter as the "the Contributing Landmark Funds") that are controlled by Landmark Dividend LLC (collectively with its consolidated subsidiaries, "Landmark" or "Sponsor"), and include the operations of the real property interests during the period prior to being owned by the Contributing Landmark Funds to the extent they were owned by the Sponsor (the Contributing Landmark Funds and the various assets are collectively referred to as the "Predecessor"). The Contributing Landmark Funds were formed to own a portfolio of real property interests that are leased to companies in the wireless communication, outdoor advertising and renewable power generation industries. In addition, the Contributing Landmark Funds also own certain interests in receivables associated with similar real property interests. The Contributing Landmark Funds are externally advised by the Sponsor who is the indirect sole owner of Landmark Dividend Management LLC ("Managing Member"), the managing member of the Contributing Landmark Funds, and has the authority to make all significant decisions that affect the economic outcome of the Contributing Landmark Funds. The Board of Managers of Landmark Dividend Holdings, LLC which indirectly controls Landmark has authorized management to pursue a plan to complete an initial public offering (the "IPO") of limited partner interests in a newly formed limited partnership, Landmark Infrastructure Partners LP (the "Partnership") that will acquire the assets owned by the Predecessor. The Managing Member provides portfolio management and administrative services and is in charge of all affairs of the Contributing Landmark Funds. In return for providing such management services, the Managing Member is entitled to receive a management fee from the Contributing Landmark Funds, as described in Note 10, Related-Party Transactions.

       On December 21, 2012, ("Acquisition Date") a change in control occurred due to the acquisition of a controlling interest of the Sponsor. The Sponsor applied provisions of Accounting Standards Codification ("ASC") 805 to record the assets acquired and liabilities assumed at the Sponsor at fair value on the Acquisition Date. At the Acquisition Date, the Contributing Landmark Funds had a material unrelated non-controlling equity interest that did not promote the acquisition of the controlling interest of the Sponsor. Accordingly, push down accounting was not applied to the Contributing Landmark Funds. Therefore, the historical cost basis of the assets and liabilities as of Acquisition Date of the Sponsor are different from the historical cost basis of the Contributing Landmark Funds even though all entities are under common control.

       Since the Sponsor will continue to control the Partnership subsequent to the transaction, in accordance with ASC 805, the transaction will be treated as a reorganization of entities under common control. Accordingly, the Partnership will record the assets and liabilities on its books based on the basis of the Sponsor in the Contributing Landmark Funds.

       The Contributing Landmark Funds were formed and capitalized as follows:

Landmark Dividend Growth Fund	Formation Date	Term (years)	Extension Options (1 year)	Initial Equity Closing	Final Equity Closing	Managing Member Equity %
A	12/10/2010	5	2	12/10/2010	8/17/2011	25%
D	11/22/2011	5	2	11/22/2011	12/31/2013	15%

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

1. Organization and Nature of the Contributing Landmark Funds (Continued)

       The Contributing Landmark Funds were capitalized through cash contributions from its non-managing members and contributions of real property interests from Landmark. Because Landmark controls the Contributing Landmark Funds, the real property interests contributed by Landmark were recorded at the basis that Landmark carries the assets on its books. As limited liability companies, the members do not have any personal liability for the activities of the Contributing Landmark Funds. As of June 30, 2014 and December 31, 2013, no equity commitments remained outstanding. Landmark satisfied its commitments through its contributions of real property interests to the Contributing Landmark Funds. Through December 31, 2013, the Contributing Landmark Funds received aggregate cash and non-cash capital contributions of approximately $104,134,582. Any real property interests sold, or contributed, to the Contributing Landmark Funds by Landmark are recorded at Landmark's basis, with any cash proceeds received by Landmark in excess of Landmark's basis treated as a distribution. As of June 30, 2014 and December 31, 2013, the Contributing Landmark Funds had $8,742,300 and $9,085,281, respectively, of investments in receivables from wireless carriers and other parties.

2. Basis of Presentation and Summary of Significant Accounting Policies

  Basis of Presentation and Principles of Combined Financial Statements

       The accompanying combined financial statements of the Predecessor have been presented on a combined basis from the financial statements of the Contributing Landmark Funds based on historical results of operations, cash flows, assets and liabilities and were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany transactions and account balances within the Contributing Landmark Funds have been eliminated. All references to tenant sites are unaudited.

       The combined balance sheets of the Predecessor include Sponsor assets and liabilities that are specifically identifiable or otherwise attributable to the real property interests prior to the period they were owned by the Contributing Landmark Funds. The combined statements of operations of the Predecessor reflect all revenue and expenses associated with the real property interests for the period prior to the period they were owned by the Contributing Landmark Funds to the extent they were owned by Landmark and an allocation of management fees at the same rate that Landmark charges the Contributing Landmark Funds for administrative services. See further discussion in Note 8, Related-Party Transactions.

       Management believes that the assumptions and estimates used in the preparation of the underlying combined financial statements are reasonable. However, the combined financial statements herein do not necessarily reflect what the Predecessor's financial position, results of operations or cash flows would have been if the Predecessor had been a stand-alone entity during the periods presented. As a result, historical financial information is not necessarily indicative of the Partnership's future results of operations, financial position or cash flows.

       The accompanying unaudited interim combined financial statements have been prepared in conformity with GAAP as established by the Financial Accounting Standards Board ("FASB") in the ASC including modifications issued under the Accounting Standards Updates ("ASUs"). The accompanying unaudited financial statements include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the unaudited financial information set forth therein. All intercompany transactions and account balances within the Predecessor have been eliminated. The unaudited interim financial statements should be read in conjunction with the annual combined financial statements included herein and the notes thereto.

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

  Use of Estimates

       The preparation of the combined financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Purchase Accounting for Acquisitions

       The Predecessor applies the business combination method to all acquired investments of real property interests for transactions that meet the definition of a business combination. The purchase consideration of the real property interests is allocated to the acquired tangible asset, such as land or perpetual and limited life easements, and the identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and in-place leases, based in each case on their fair values. The fair value of the assets acquired and liabilities assumed is typically determined by using the discounted cash flow valuation method using discount rates ranging between 9% and 20%. When determining the fair value of intangible assets acquired, the Predecessor estimates the applicable discount rate and the timing and amount of future cash flows. The determination of the final purchase price allocation and the acquisition-date fair value of identifiable assets acquired and liabilities assumed may extend over more than one period, but no later than 12 months from the acquisition date and result in adjustments to the preliminary estimates recognized in the prior period financial statements. Transaction costs related to the acquisition of a business, including investments in real property interests, are expensed as incurred.

       Factors considered in estimating the fair value of tangible and intangible assets acquired include information obtained about each asset as a result of Landmark's pre-acquisition due diligence and its marketing and leasing activities. In order to calculate the estimated in-place lease value, we employed the income approach in accordance with ASC 805 by multiplying the anticipated market absorption period by the market rent at the time of acquisition for each in-place lease agreement. Based on our experience in the industry, we have determined a range of lease execution timelines to be between one and six months. For the in-place lease valuation, we consider a lease-up period of four months to be representative of the market.

       We estimated the fair value of real property interests using the income approach, by capitalizing the market rent at the time of acquisition at a market capitalization rate. The market capitalization rate was estimated by deducting an inflation rate of 3% from the market discount rate for each asset. The discount rates used ranged from 9% to 20%. The value of tenant relationships has not been separated from in-place tenant lease value for the real estate acquired as such value and its consequence to amortization expense is materially consistent with the in-place tenant lease value for these particular acquisitions. Should future acquisitions of real property interests result in allocating material amounts to the value of tenant relationships, an amount would be separately allocated and amortized over the estimated life of the relationship. The value of in-place leases and customer relationship is amortized to expense over the estimated period the tenant is expected to be leasing the site under the existing terms which typically range from 2 to 20 years. If a tenant lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be impaired.

       The discount rate associated with each asset varies based on the location of an asset (including demographics and zoning restrictions), and other asset specific characteristics. Market rent for each asset is determined based on location

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

of each asset, asset type, zoning restrictions, ground space necessary for the tenant's equipment, remaining site capacity, visibility (specifically for billboards), and nearby sites.

       In allocating the purchase consideration of the identified intangible assets and liabilities of an acquired asset, above-market, below-market and in-place lease values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases measured over the estimated period the tenant is expected to be leasing the site under the above or below-market terms. The capitalized above-market and below-market lease values are amortized as a decrease or increase, respectively, to rental income over the estimated period the tenant is expected to be leasing the site. All tenant leases obtained by the Contributing Landmark Funds through their acquisition of real property interests are generally cancellable, upon 30 to 180 days' notice by the tenants, with no significant penalty. With respect to below-market leases, consideration is given to any below-market renewal periods. However, for wireless communication assets, we estimated the above/below-market lease value over an analysis period of the earlier of the lease expiration or 10 years based on estimated useful life of the underlying equipment and assets. For outdoor advertising assets, we estimated the above- or below-market lease value over an analysis period of the earlier of the lease expiration or 20 years, based on a longer estimated useful life of 20 years for billboards.

  Real Property Interests

       Real property interests consist of easements and lease assignments underlying wireless communication and outdoor advertising infrastructure. As of December 31, 2013 and 2012, and as of June 30, 2014, no real property interests were owned in the renewable power generation industry. The real property interests are typically held as easements to use land, or roof tops, both of which allow us to use the asset for a specific purpose. Real property interests are intangibles that are recorded at cost. Amortization is computed using the straight-line method over the estimated useful lives of the real property interests, which is estimated as the shorter of the revenue generating period of the asset or the term of the real estate rights which range from 19 to 99 years. Real property interests with a perpetual term are not amortized but evaluated periodically for impairment.

       The Managing Member assesses whether there has been an impairment in the value of long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future estimated net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets based upon what a market participant would be willing to pay for the real estate interest. The estimated fair value of the asset group identified for step two testing is based on either Level 3 inputs utilizing the income approach with a market discount rate and estimated cash flows, or Level 2 inputs based upon the sales comparison approach to a similar asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell utilizing the Level 3 and Level 2 inputs discussed below.

  Fair Value of Financial Instruments

       The standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable input be used when available. Observable inputs are inputs that the market participants would use in pricing an asset or liability developed

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

based on market data obtained from sources independent of the Predecessor. Unobservable inputs are inputs that reflect the Predecessor's assumptions about what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is measured in three levels based on the reliability of inputs:

  Level 1 – unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

  Level 2 – quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and,

  Level 3 – prices or valuations derived from other valuation methodologies where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable, including pricing models, discounted cash flow models and similar techniques.

  Cash and Cash Equivalents

       All highly liquid investments with a maturity of three months or less when purchased are considered to be cash and cash equivalents. The Predecessor monitors the cash balances in their operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Predecessor has experienced no loss or lack of access to cash in the operating accounts.

  Accounting for Derivative Financial Instruments and Hedging Activities

       The Contributing Landmark Funds utilize interest rate swap contracts to manage interest costs and risks associated with changing interest rates. These derivative financial instruments are carried at fair value on the combined balance sheets, with the change in such fair value being recorded through earnings as an unrealized gain or loss in the combined statements of operations.

  Investments in Receivables, Net

       The Predecessor acquired streams of future cash flows associated with real property interests. The Predecessor has no significant rights or obligations associated with the cash flows other than in certain arrangements, to pass a portion of the cash flows received to the owner of the respective lease. The future cash flow streams are recorded at their net present value based on the estimated net cash flows to be received by the Predecessor using the implied discount rate in the acquisition.

       Receivables are classified as held-for-investment based on management's intent and ability to hold the receivables for the foreseeable future or to maturity. Receivables held-for-investment are carried at amortized cost and are reduced by a valuation allowance for estimated credit losses as necessary. Interest on receivables is accreted to income over the life of the receivables using the interest method. The interest method is applied on an individual receivable basis when collectability of the future payments, when due in accordance with the contractual terms of the arrangement, is reasonably assured. Receivables are transferred from held-for-investment to held-for-sale when management no longer

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

intends to hold the receivables for the foreseeable future. Receivables held-for-sale are recorded at the lower of cost or fair value.

       Receivables are placed on non-accrual status when management determines that the collectability of contractual amounts is not reasonably assured. While on non-accrual status, receivables are either accounted for on a cash basis, in which income is recognized only upon receipt of cash, or on a cost-recovery basis, where cash receipts reduce the carrying value of the receivable, based on management's expectation of future collectability.

       Allowances are established for receivables based upon an estimate of probable losses on an individual receivable by receivable basis if they are determined to be impaired. Receivables are impaired when it is deemed probable that the Predecessor will be unable to collect all amounts when due in accordance with the contractual terms of the loan. An allowance is based upon the Predecessor's assessment of the borrower's overall financial condition, economic resources, payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the net realizable value of any collateral. These estimates consider all available evidence including the expected future cash flows discounted at the receivable's effective interest rate, fair value of collateral, general economic conditions and trends, historical and industry loss experience and other relevant factors, as appropriate.

       On a regular basis the Predecessor assesses investments in receivables for impairment. Internally generated cash flow projections are used to determine if the receivables are expected to be repaid in accordance with the terms of the related agreements. If it is probable that a receivable will not be repaid in accordance with the related agreement, the Managing Member considers the receivable impaired. To measure impairment, the Managing Member calculates the present value of expected future cash flows discounted at the original effective interest rate. If the present value is less than the carrying value of the receivable, a specific impairment reserve is recorded for the difference. For the six months ended June 30, 2014 and the year ended December 31, 2013, the predecessor recorded allowance on investments in receivables of $4,465 and $25,304, respectively. There was no allowance as of December 31, 2012.

  Deferred Loan Costs

       Costs incurred in obtaining the secured debt facilities are capitalized as deferred loan costs and are included in deferred loan costs, net in the combined balance sheet. The deferred loan costs are amortized to interest expense over the life of the related loan. When financings are terminated, any unamortized deferred loan costs, as well as charges incurred for the termination, are recorded to interest expense in the period the repayment is made.

  Revenue Recognition

       The Predecessor recognizes rental income under operating leases, including rental abatements, lease incentives and contractual fixed increases, if any, from tenants under lease arrangements with minimum fixed and determinable increases on a straight-line basis over the non-cancellable term of the related leases when collectability is reasonably assured. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are recorded as deferred rent assets. The excess of rent payments collected over amounts recognized contractually due pursuant to the underlying lease are recorded as prepaid rents.

       For the six months ended June 30, 2014 and the years ended December 31, 2013 and 2012, leases obtained by the Predecessor through its acquisition and ownership of real property interests were generally cancelable upon 30-180 days' notice by the tenants with no significant penalty. The Predecessor evaluates whether the lease

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

arrangements economically compel the tenant to not cancel the lease in determining the term of the lease by considering various factors such as cancellation rights, availability of alternative sites, and historical cancellation rates. For cancellable leases where the tenant is not economically compelled to continue the lease, the term of the lease is considered to be the non-cancellable period with rental abatements and contractual fixed rate increases recorded in the period the amounts become due and payable.

       Certain leases provide for the greater of a minimum rent or a percentage of the revenue generated by the tenant ("Contingent Rent"). Contingent rent is recognized when measurable and all possible contingencies have been eliminated. During the six months ended June 30, 2014 and 2013, and the years ended December 31, 2013 and 2012, the Predecessor recognized $111,492, $71,239, $281,867 and $8,349 of Contingent Rent, respectively.

  Rents Receivable, net

       Rents receivables consists of tenant receivables arising in the normal course of business. Tenant receivables are uncollateralized customer obligations requiring payment within various time frames not to exceed one year from the invoice date. Tenant receivables are recorded and carried at the amount billable per the applicable lease agreement, less any allowances for doubtful accounts. The amounts due from tenants are periodically reviewed and an allowance for doubtful accounts is maintained for estimated losses resulting from the inability of tenants to make required payments under lease agreements. Judgment is exercised in establishing these allowances with the payment history and the current credit status of tenants considered in developing these estimates. At June 30, 2014, December 31, 2013 and 2012, the allowance for doubtful accounts was $1,066, $1,066 and $1,036, respectively.

  Seller Financing Liabilities

       In connection with certain acquisitions of real property interests, Landmark entered into seller financing arrangements at an interest rate of 9% over a 5 year period.

  Income Taxes

       The Predecessor is generally not subject to federal, state or local income taxes. Each member is responsible for the tax liability, if any, related to its proportionate share of the Contributing Landmark Funds' taxable income or loss. The Predecessor follows the requirements of ASC Topic 740, Income Taxes ("ASC 740"), relating to uncertain tax positions. Based on its evaluation under ASC 740, the Predecessor has concluded that there are no significant uncertain tax positions requiring recognition in the combined financial statements, nor have the Predecessor been assessed interest or penalties by any major tax jurisdictions. The Predecessor's evaluation was performed for the tax years ended December 31, 2013 and 2012 and for the six months ended June 30, 2014 and 2013. If an uncertain income tax position were to be identified, the Predecessor would account for such in accordance with ASC Topic 450, Contingencies.

  Risk Management

       The Predecessor is subject to risks incidental to the ownership and investment in real property interests. These risks and uncertainties include the competitive environment in which the Predecessor operates – local, regional, and national economic conditions, including consumer confidence, employment rates, and the availability of capital; uncertainties and fluctuations in capital and securities markets; the cyclical and competitive nature of the real estate industry; changes in tax laws and their interpretation; legal proceedings; effect of restrictive covenants in the loan agreements; and the effects of governmental regulation.

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

       In the normal course of business, the Predecessor encounters economic risk, including interest rate risk, credit risk, and market risk. Interest rate risk is the result of movements in the underlying variable component of financing rates. Credit risk is the risk of default on the Predecessor's real property interests and investment in receivables that results from an underlying tenant/borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real property interests and investments in receivables held by the Predecessor.

  Concentration of Credit Risk

       The Predecessor's credit risk relates primarily to rent receivables, investments in receivables, cash and interest rate swap agreements. Cash accounts at each U.S. institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Predecessor has not experienced any losses to date on invested cash.

       Credit risk associated with interest rate swap agreements arises from the potential failure of counterparties to perform in accordance with the terms of their contracts. The Predecessor's risk management policies define parameters of acceptable market risk and limit exposure to credit risk. Credit exposure resulting from derivative financial instruments is represented by their fair value amounts, increased by an estimate of potential adverse position exposure arising from changes over time in interest rates, maturities, and other relevant factors. The Predecessor does not anticipate nonperformance by any of its counterparties.

       The Predecessor's real property interests are located throughout the United States. The ability of the tenants to honor the terms of their respective leases is dependent upon the economic, regulatory, and social factors affecting the communities in which the tenants operate. In certain instances the Predecessor's position in the real property interest may be subordinate to a mortgage lender of the real property.

  Business Segments

       The FASB accounting guidance with regard to disclosures about segments of an enterprise and related information establishes standards for the manner in which public business enterprises report information about operating segments. The Predecessor has two reportable segments, wireless communication and outdoor advertising.

  Recently Issued Accounting Standards

       Changes to GAAP are established by the FASB in the form of ASUs to the FASB's Accounting Standard Codification. The Predecessor considers the applicability and impact of all ASUs. Newly issued ASUs not listed below are expected to not have any material impact on its combined financial position and results of operations because either the ASU is not applicable or the impact is expected to be immaterial.

       In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU No. 2014-09"). ASU No. 2014-09 requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU No. 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification. ASU No. 2014-09 does not apply to lease contracts within the scope of Leases (Topic 840). For a public entity ASU No. 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early application not permitted. For all other entities, the amendments are effective

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. The Partnership does not expect the adoption of ASU No. 2014-09 to have an impact on its financial statements.

       The Contributing Landmark Funds have adopted ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which requires only disposals representing a strategic shift in operations (i.e., a disposal of a major geographic area, a major line of business, or a major equity method investment) to be presented as discontinued operations. The standard also requires expanded disclosures about discontinued operations and is intended to provide financial statement users with information about the ongoing trends in a company's results from continuing operations. ASU No. 2014-08 is effective in the first quarter of 2015 for public entities with calendar year ends. However, companies are permitted to early adopt the standard, beginning in the first quarter of 2014, but only for disposals or classifications as held for sale that have not been reported in financial statements previously issued or available for issuance. The predecessor early adopted this standard in the first quarter of 2014 and the adoption did not have a material effect on our financial condition, results of operations, or disclosures.

3. Real Property Interests

       The following summarizes the Predecessor's real property interests:

	Six Months Ended June 30, 2014	December 31,
		2013	2012
Land	$1,708,058	$1,708,058	$406,142
Real property interests – perpetual	30,672,423	30,672,423	25,743,042
Real property interests – non-perpetual	91,073,504	90,575,361	66,628,212

Total land and real property interests	123,453,985	122,955,842	92,777,396

Accumulated amortization	(4,398,382)	(3,357,489)	(1,450,890)

Land and net real property interests	$119,055,603	$119,598,353	$91,326,506

       The following table summarizes the allocations of estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Year	Land	Investments in real property interests	In-place lease intangibles	Above-market lease intangibles	Below-market lease intangibles	Total purchase price
2014	$–	$500,000	$–	$–	$–	$500,000
2013	1,301,916	29,419,297	1,033,601	48,845	(1,497,400)	30,306,259
2012	406,142	58,870,510	2,028,521	389,696	(3,532,758)	58,162,111

       Unaudited pro forma combined results of operations for the year ended December 31, 2013 and for the six months ended June 30, 2013, assume that the Predecessor's acquisitions were completed as of January 1, 2013. These

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

3. Real Property Interests (Continued)

unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as increased amortization expenses, as a result of intangible assets acquired in the acquisitions.

	Six Months Ended June 30, 2013	Year Ended December 31, 2013
Revenue	$6,680,280	$13,729,877
Net Income	$4,301,067	$6,644,857

       During the six months ended June 30, 2014, the Predecessor purchased an additional investment in a tenant site for $500,000.

       The weighted average remaining amortization period for non-perpetual real property interests is 48 years at June 30, 2014 and December 31, 2013 and 43 years at December 31, 2012.

       Future estimated aggregate amortization of real property interests for each of the five succeeding fiscal years and thereafter as of December 31, 2013, are as follows:

2014	$2,096,268
2015	2,096,268
2016	2,096,268
2017	2,096,268
2018	2,096,268
Thereafter	76,736,532

Total	$87,217,872

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

4. Other Intangible Assets and Liabilities

       The following summarizes our identifiable intangible assets, including above/below-market lease intangibles:

		December 31,
	June 30, 2014
		2013	2012
Acquired in-place lease
Gross amount	$4,333,779	$4,340,372	$3,337,578
Accumulated amortization	(989,971)	(755,311)	(348,818)

Net amount	$3,343,808	$3,585,061	$2,988,760

Acquired above-market leases
Gross amount	$591,594	$591,594	$542,748
Accumulated amortization	(381,055)	(302,756)	(134,150)

Net amount	$210,539	$288,838	$408,598

Total Other Intangible Assets, net	$3,554,347	$3,873,899	$3,397,358

Acquired below-market leases
Gross amount	$(6,334,128)	$(6,334,128)	$(4,836,730)
Accumulated amortization	1,372,488	1,030,917	395,713

Total Other Intangible Liabilities, net	$(4,961,640)	$(5,303,211)	$(4,441,017)

       We recorded net amortization of above and below-market lease intangibles of $466,601 and $213,537 as an increase to rental revenue for the years ended December 31, 2013 and 2012, respectively, and $263,272 and $212,135 as an increase to rental revenue for the six months ended June 30, 2014 and 2013, respectively. We recorded amortization of in-place lease intangibles of $406,493 and $266,129 as amortization expense for the years ended December 31, 2013 and 2012, respectively, and $234,660 and $180,652, for the six months ended June 30, 2014 and 2013, respectively.

       Future aggregate amortization of intangibles for each of the five succeeding fiscal years and thereafter as of December 31, 2013 follows:

	Acquired in-place leases	Acquired above-market leases	Acquired below-market leases
2014	$463,622	$148,449	$(676,599)
2015	440,649	94,047	(639,175)
2016	433,689	37,331	(629,408)
2017	417,876	7,029	(613,485)
2018	399,461	1,982	(607,294)
Thereafter	1,429,764	–	(2,137,250)

Total	$3,585,061	$288,838	$(5,303,211)

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

5. Future Minimum Rents

       At December 31, 2013, future minimum receipts from tenants on leases with non-cancellable terms, including cancellable leases where the tenant is economically compelled to extend the lease term, for each of the next five years and thereafter are as follows:

2014	$1,189,609
2015	1,214,406
2016	1,213,013
2017	1,207,233
2018	1,127,876
Thereafter	9,234,014

Total	$15,186,151

6. Investments in Receivables

       The Contributing Landmark Funds made investments in receivables that were discounted and recorded at their net present value using a 9.5% discount rate. The receivables are unsecured with payments collected over periods ranging from 8 to 29 years. Interest income recognized on the receivables totaled $742,185 and $356,348 during 2013 and 2012, respectively, and $334,408 and $381,219 for the six months ended June 30, 2014 and 2013, respectively.

       The following table reflects the activity in investments in receivables:

		Year Ended December 31,
	For the Six Months Ended June 30, 2014
		2013	2012
Investments in receivables – beginning	$9,085,281	$9,743,976	$–
Acquisitions	–	–	9,961,371
Impairments	(4,465)	(25,304)	–
Repayments	(382,958)	(702,368)	(267,373)
Interest accretion	44,442	68,977	49,978

Investments in receivables – ending	$8,742,300	$9,085,281	$9,743,976

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

6. Investments in Receivables (Continued)

       Annual amounts due as of December 31, 2013, are as follows:

2014	$1,416,665
2015	1,389,148
2016	1,451,130
2017	1,583,307
2018	1,395,637
Thereafter	6,162,300

Total	$13,398,187

Interest	$4,312,906
Principal	9,085,281

Total	$13,398,187

7. Secured Debt Facilities

       The Contributing Landmark Funds' secured debt facilities consist of two advancing term loans secured individually by all the assets within each corresponding asset portfolio. The secured debt facilities require monthly interest payments during the commitment period and monthly interest and principal payments after the commitment period.

       At June 30, 2014 and December 31, 2013 and 2012, $88,752,982, $89,336,688 and $67,301,683 was outstanding, respectively, and $4,500,000, $0 and $8,704,430 was available for draw on the secured debt facilities, respectively.

       The following are the key terms of the facilities:

	Outstanding Balance at,
Landmark Dividend Growth Fund
	June 30, 2014	Dec. 31, 2013	Dec. 31 2012	Interest Rate	Origination Date	Commitment Period End Date	Maturity Date	Amortization Period (yr)
A	$30,032,778	$30,364,583	$31,006,113	30-day LIBOR+300	4/16/2012	8/31/2012	4/16/2017	25
D	58,720,204	58,972,105	$36,295,570	30-day LIBOR+300	6/21/2012	12/1/2013	5/31/2018	25

	$88,752,982	$89,336,688	$67,301,683

       For the years ended December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013, the Contributing Landmark Funds incurred $3,089,007, $1,221,753, $1,874,900 and $1,390,481, respectively, of interest expense on the secured debt facilities and had interest payable of $66,829, $94,905, and $101,542 at June 30, 2014 and December 31, 2013 and 2012, respectively. The Contributing Landmark Funds recorded $751,352, $254,454, $429,031 and $279,175 of deferred loan costs amortization, which is included in interest expense, for the years ended December 31, 2013 and 2012, and the six months ended June 30, 2014 and 2013, respectively.

       The secured debt facilities are subject to certain financial covenants. As of June 30, 2014 and December 31, 2013, the Contributing Landmark Funds were in compliance with all financial covenants.

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

7. Secured Debt Facilities (Continued)

       Future principal payments under the secured debt facilities as of December 31, 2013, are as follows:

2014	$1,892,327
2015	2,292,277
2016	2,380,491
2017	29,290,273
2018	53,481,320

Total	$89,336,688

8. Interest Rate Swap Agreements

       The following table summarizes the terms and fair value of the Contributing Landmark Funds' interest rate swap agreements:

				Fair Value Asset (Liability) at
Notional Value	Fixed Rate	Effective Date	Maturity Date	June 30, 2014	December 31, 2013	December 31, 2012
$25,631,841	3.91%	8/29/2012	8/29/2016	$(201,970)	$(193,101)	$(383,950)
44,410,270	4.16	8/1/2012	5/31/2018	46,380	381,621	(632,766)
20,469,463	4.28	11/1/2013	5/31/2018	(69,739)	73,940	–

				$(225,329)	$262,460	$(1,016,716)

       During the six months ended June 30, 2014 and 2013, the Contributing Landmark Funds recorded a loss of $487,789 and a gain of $1,445,696, respectively, and for the years ended December 31, 2013 and 2012, the Contributing Landmark Funds recorded a gain of $1,279,176 and a loss of $1,016,716, respectively, resulting from the change in fair value of the interest rate swap agreements which is reflected as an unrealized gain (loss) on derivative financial instruments on the combined statements of operations.

       The fair value of the interest rate swap agreement is derived based on Level 2 inputs.

9. Fair Value of Financial Instruments

       The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Predecessor's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transaction will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Predecessor evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

9. Fair Value of Financial Instruments (Continued)

methods and assumptions used by management in estimating the fair value of each class of assets and liabilities for which it is practicable to estimate the fair value:

       Cash and cash equivalents, rent receivables, net accounts payable and accrued liabilities:    The carrying values of these balances approximate their fair values because of the short-term nature of these instruments.

       Investments in receivables:    The Predecessor's Investments in receivables are presented in the accompanying combined balance sheets at their amortized cost net of recorded reserves and not at fair value. The fair values of the receivables were estimated using an internal valuation model that considered the expected cash flow of the receivables and estimated yield requirements by market participants with similar characteristics, including remaining loan term, and credit enhancements. The Predecessor classifies these inputs as Level 3 inputs.

       Secured debt facilities:    The fair value of the Predecessor's secured debt facilities are estimated using a discounted cash flow analysis based on management's estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, since a quoted price in an active market is generally not available for the instrument or an identical instrument, the Predecessor measures fair value using a valuation technique that is consistent with the principles of fair value measurement which typically considers what management believes is a market participant rate for a similar instrument. The Predecessor classifies these inputs as Level 3 inputs.

       Interest rate swap agreements:    The Predecessor's interest rate swap agreements are presented at fair value on the accompanying combined balance sheets. The valuation of these instruments is determined using a proprietary model that utilizes observable and unobservable inputs. A majority of the inputs are observable with the only unobservable inputs relating to the lack of performance risk on the part of the Predecessor or the counter party to the instrument. As such, the Predecessor classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including the interest rate curves and volatility. The fair values of interest rate swaps are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit risk to the contracts, are incorporated in the fair values to account for potential nonperformance risk.

       The table below summarizes the carrying amounts and fair values of financial instruments which are not carried at fair value on the face of the financial statements:

	December 31,
	2013		2012
	Carrying amount	Fair Value	Carrying amount	Fair Value
Investment in Receivables, net	$9,085,281	$9,085,281	$9,743,976	$9,743,976
Secured Debt Facilities	89,336,688	89,336,688	67,301,683	67,301,683

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

9. Fair Value of Financial Instruments (Continued)

	June 30,
	2014		2013
	Carrying amount	Fair Value	Carrying amount	Fair Value
Investment in Receivables, net	$8,742,300	$9,234,422	$9,452,847	$9,452,847
Secured Debt Facilities	88,752,982	88,752,982	84,630,454	84,630,454

       Disclosure of the fair values of financial instruments is based on pertinent information available to the Predecessor as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Predecessor's estimate of value at a future date could be materially different.

       During the six months ended June 30, 2014 and 2014 and for the years ended December 31, 2013 and 2012, the Predecessor measured the following assets and liabilities at fair value on a recurring basis:

	December 31,
	2013		2012
	Carrying amount	Fair Value	Carrying amount	Fair Value
Derivative Assets	$455,561	$455,561	$–	$–
Derivative Liability	$193,101	$193,101	$1,016,716	$1,016,716

	June 30,
	2014		2013
	Carrying amount	Fair Value	Carrying amount	Fair Value
Derivative Assets	$46,380	$46,380	$559,662	$559,662
Derivative Liability	$271,708	$271,708	$130,682	$130,682

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

9. Fair Value of Financial Instruments (Continued)

       As of June 30, 2014 and December 31, 2013, the Predecessor measured the following assets and liabilities at fair value on a nonrecurring basis:

	Total	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired real property interests at June 30, 2014	$–	$–	$–	$–
Impaired real property interests at December 31, 2013	$149,555	$–	$–	$149,555

       As of June 30, 2014 and December 31, 2013, one and six of the Predecessor's real property interests, respectively, were measured at estimated fair value as these interests were impaired and the carrying value of each interest was adjusted to estimated fair value. The fair value of real property interests are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. The Predecessor's valuations generally apply the discounted cash flow method to estimate the fair value of real property interests, which includes the use of various assumptions for cash flow projections, including rental rates, releasing assumptions, inflation rates, asset utilization, and discount rates. The Predecessor also applies other valuation techniques, including analysis of rent comparable sales transaction or actual sales negotiations, when appropriate, in determining the fair value of real property interests. The Predecessor also considers information obtained about each real property interest as a result of its pre-acquisition due diligence and its marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses, and estimates of lost rentals at market rates during the expected lease-up periods. In addition, the Company estimates costs to execute similar leases, including leasing commissions and legal and other related expenses, to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction. The range of the discount rates used to estimate the fair values was 8.75% to 9.5%.

       The estimated discount rates selected by the Predecessor vary on a property by property basis based upon several factors such as asset location, lease terms and quality of the tenants in place. The range of discount rates disclosed above should not be relied upon as an indication of the price at which other real property interests in the Predecessor's portfolio may sell, as there are many factors that influence the discount rate.

10. Related-Party Transactions

  Management Fee

       In accordance with the limited liability company agreements for each of the Contributing Landmark Funds the Managing Member or its affiliates is paid a management fee of $45 per asset per month for providing various services to the funds. Management fees totaled $370,625, $209,091, $202,330 and $171,730 for the years ended December 31, 2013 and 2012, and for the six months ended June 30, 2014 and 2013, respectively.

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

10. Related-Party Transactions (Continued)

  Acquisition of Real Property Interests

       The Predecessor purchased its real property interests and receivables from Landmark. Real property interests purchased from and contributed by Landmark to the Predecessor are stated at the purchase price paid by Landmark.

  Due from Affiliates

       At June 30, 2014 and December 31, 2013, the Predecessor owed $1,296,158 and $583,689 to the Managing Member and its affiliates for management fees, purchase of assets and other reimbursable expenses incurred on their behalf. At June 30, 2014, December 31, 2013 and December 31, 2012, the Managing Member and affiliates owed $994,812, $648,701 and $1,139,646, respectively, to the Contributing Landmark Funds for rents received on their behalf.

11. Segment Information

       We have two reportable segments, wireless communication and outdoor advertising, as of June 30, 2014 and December 31, 2013 and 2012.

       Our wireless communication segment comprises of leasing real property interests to companies in the wireless communication industry in the U.S. Our outdoor advertising segment comprises of leasing real property interests to companies in the outdoor advertising industry in the U.S. Items that are not included in any of the reportable segments are included in the corporate category.

       The reportable segments are strategic business units that offer different products and services. They are commonly managed as both businesses require similar marketing and business strategies. Because our tenant lease arrangements are mostly effectively triple net, we evaluate our segments based on revenue. We believe this measure provides investors relevant and useful information because it is presented on an unlevered basis.

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

11. Segment Information (Continued)

Six Months Ended June 30, 2014

	Wireless Communication	Outdoor Advertising	Corporate	Total
Revenue
Rental revenue	$5,769,761	$843,799	$–	$6,613,560
Interest income on receivables	334,408	–	–	334,408

Total revenue	6,104,169	843,799	–	6,947,968
Expenses
Management fees to affiliate	182,080	20,250	–	202,330
Property operating	6,721	15,084	–	21,805
General and administrative	6,502	6,525	518,931	531,958
Amortization	1,185,388	90,164	–	1,275,552
Impairments	8,450	–	–	8,450

Total expenses	1,389,141	132,023	518,931	2,040,095
Other income and expenses
Interest expense	(24,399)	(5,938)	(2,273,594)	(2,303,931)
Unrealized gain (loss) on derivative financial instruments	–	–	(487,789)	(487,789)

Total other income and expenses	(24,399)	(5,938)	(2,761,383)	(2,791,720)

Net income	$4,690,629	$705,838	$(3,280,314)	$2,116,153

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

11. Segment Information (Continued)

Six Months Ended June 30, 2013

	Wireless Communication	Outdoor Advertising	Corporate	Total
Revenue
Rental revenue	$4,556,573	$686,523	$–	$5,243,096
Interest income on receivables	381,219	–	–	381,219

Total revenue	4,937,792	686,523	–	5,624,315
Expenses
Management fees to affiliate	152,105	19,625	–	171,730
Property operating	11,094	–	–	11,094
General and administrative	31,895	9,430	207,400	248,725
Acquisition-related	235,563	51,603	–	287,166
Amortization	993,447	62,291	–	1,055,738
Impairments	126,500	–	–	126,500

Total expenses	1,550,604	142,949	207,400	1,900,953
Other income and expenses
Interest expense	(26,105)	(5,439)	(1,638,112)	(1,669,656)
Unrealized gain (loss) on derivative financial instruments	–	–	1,445,696	1,445,696

Total other income and expenses	(26,105)	(5,439)	(192,416)	(223,960)

Net income	$3,361,083	$538,135	$(399,816)	$3,499,402

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

11. Segment Information (Continued)

Year ended December 31, 2013

	Wireless Communication	Outdoor Advertising	Corporate	Total
Revenue
Rental revenue	$10,187,073	$1,700,729	$–	$11,887,802
Interest income on receivables	742,185	–	–	742,185

Total revenue	10,929,258	1,700,729	–	12,629,987
Expenses
Management fees to affiliate	323,482	47,143	–	370,625
Property operating	6,454	–	–	6,454
General and administrative	106,267	79,114	536,647	722,028
Acquisition-related	294,029	24,571	–	318,600
Amortization	2,159,140	153,952	–	2,313,092
Impairments	573,575	–	–	573,575

Total expenses	3,462,947	304,780	536,647	4,304,374
Other income and expenses
Interest expense	(54,546)	(11,774)	(3,774,039)	(3,840,359)
Unrealized gain on derivative financial instruments	–	–	1,279,176	1,279,176

Total other income and expenses	(54,546)	(11,774)	(2,494,863)	(2,561,183)

Net income	$7,411,765	$1,384,175	$(3,031,510)	$5,764,430

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

11. Segment Information (Continued)

Year ended December 31, 2012

	Wireless Communication	Outdoor Advertising	Corporate	Total
Revenue
Rental revenue	$5,799,857	$614,584	$–	$6,414,441
Interest income on receivables	356,348	–	–	356,348

Total revenue	6,156,205	614,584	–	6,770,789
Expenses
Management fees to affiliate	190,814	18,277	–	209,091
Property operating	26,267	–	–	26,267
General and administrative	1,036	–	190,257	191,293
Acquisition-related	633,799	93,359	–	727,158
Amortization	1,325,651	55,614	–	1,381,265
Impairments	183,271	–	–	183,271

Total expenses	2,360,838	167,250	190,257	2,718,345
Other income and expenses
Interest expense	(12,024)	(1,796)	(1,462,387)	(1,476,207)
Unrealized gain (loss) on derivative financial instruments	–	–	(1,016,716)	(1,016,716)

Total other income and expenses	(12,024)	(1,796)	(2,479,103)	(2,492,923)

Net income	$3,783,343	$445,538	$(2,669,360)	$1,559,521

		December 31,
	June 30, 2014
		2013	2012
Segments
Wireless communication	$115,093,367	$116,112,495	$95,087,324
Outdoor advertising	16,857,975	16,910,456	9,827,391
Corporate assets	5,008,987	5,382,368	28,889,038

Total Assets	$136,960,329	$138,405,319	$133,803,753

12. Commitments and Contingencies

       The Predecessor's commitments and contingencies include customary claims and obligations incurred in the normal course of business. In the opinion of management, these matters will not have a material effect on the Predecessor's combined financial position.

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 is unaudited)

13. Tenant Concentration

       For the six months ended June 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012, the Predecessor had the following tenant revenue concentrations:

	Six months ended June 30,		Year ended December 31,
Tenant	2014	2013	2013	2012
T-Mobile	19.5%	21.2%	18.4%	13.1%
Verizon	15.6%	14.8%	14.1%	11.9%
Sprint	13.0%	14.4%	11.9%	12.2%
AT&T Mobility	11.8%	11.3%	11.0%	10.3%
Crown Castle	11.2%	11.6%	10.6%	12.3%

       Most tenants are subsidiaries of these tenants but have been aggregated for purposes of showing revenue concentration. Financial information for these tenants can be found at www.sec.gov.

       The loss of any one of our large customers as a result of consolidation, merger, bankruptcy, insolvency, network sharing, roaming, joint development, resale agreements by our customers or otherwise may result in (1) a material decrease in our revenue, (2) uncollectible account receivables, (3) an impairment of our deferred site rental receivables, wireless infrastructure assets, site rental contracts or customer relationships intangible assets, or (4) other adverse effects to our business.

14. Subsequent Events

       On June 30, 2014, the commitment period for the Fund D secured debt facility was extended to December 31, 2014.

       On July 3, 2014, the Predecessor acquired real property interests consisting of 15 tenant sites from Landmark with a cost basis of $2,693,467 using proceeds from the secured debt facilities.

       On July 8, 2014, the Predecessor acquired real property interests consisting of two tenant sites from Landmark with a cost basis of $330,000 using proceeds from the secured debt facilities.

       As of August 31, 2014, the Predecessor has incurred $2.6 million in offering costs.

       The Predecessor has evaluated subsequent events after December 31, 2013 through August 6, 2014, the date the combined financial statements were available to be issued.

LANDMARK INFRASTRUCTURE PARTNERS LP PREDECESSOR

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2013

			Initial cost to Predecessor			Gross Amount at Which Carried As of December 31, 2013
Description	Location	Encumbrances	Land	Building and improvements	Total	Land	Building and improvements	Total	Accumulated depreciation	Date Acquired
Wireless Communication	Tombstone, AZ	$—	$406,142	$—	$406,142	$406,142	$—	$406,142	$—	2012
Outdoor Advertising	Rosemont, IL	—	970,675	—	970,675	970,675	—	970,675	—	2013
Wireless Communication	Los Angeles, CA	—	331,241	—	331,241	331,241	—	331,241	—	2013

	Total	$—	$1,708,058	$—	$1,708,058	$1,708,058	$—	$1,708,058	$—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Landmark Infrastructure Partners LP

       We have audited the accompanying balance sheet of Landmark Infrastructure Partners LP as of July 28, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Landmark Infrastructure Partners LP at July 28, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Irvine, California
August 6, 2014

LANDMARK INFRASTRUCTURE PARTNERS LP

BALANCE SHEET

July 28, 2014
Assets
Cash	$–

Total assets	$–

Partner's capital:
Limited Partner	$1,000
General Partner	–
Receivable from limited partner	(1,000)

Total partners' capital	$–

 LANDMARK INFRASTRUCTURE PARTNERS LP

NOTES TO BALANCE SHEET

       1.    Organization

       In connection with the initial public offering (the "IPO") of limited partner interests, Landmark Infrastructure Partners, LP (the "Partnership") was formed on July 28, 2014 by Landmark Dividend LLC ("Landmark") as a standalone master limited partnership organized in the state of Delaware. The Partnership has not issued any units in connection with the formation of the Partnership.

       Concurrently with the offering, the Partnership will complete its formation transactions, pursuant to which it will acquire, through a series of transactions, substantially all of the assets and liabilities of Landmark Dividend Growth Fund-A LLC ("Fund A") and Landmark Dividend Growth Fund-D LLC ("Fund D") (collectively, the "Contributing Landmark Funds"). The formation transactions will consist of the following:

  •
  the contribution by Fund A and Fund D of substantially all of their assets and liabilities, including the assumption by the Partnership of the secured debt facilities of Fund A and Fund D, in exchange for common units, subordinated units and cash, which will then be distributed to their respective members, including Landmark, as part of each fund's liquidation;

  •
  the purchase by Landmark of additional subordinated units for cash at the initial public offering price of the common units;

  •
  the issuance of incentive distribution rights to the Partnership's general partner, which will also retain a non-economic general partner interest;

  •
  the issuance of common units to the public in this offering;

  •
  the entry into a new revolving credit facility and borrowing of $74.0 million thereunder;

  •
  the repayment of $89.0 million under the assumed secured debt facilities assumed from Fund A and Fund D and the settlement of related interest rate swaps; and

  •
  the entry into an omnibus agreement with Landmark.

       We have concluded that the formation transactions are a reorganization of entities under common control since these entities have common management and ownership and are under the common control of Landmark. As a result, the contribution of real property interests and other assets to the Predecessor was recorded at Landmark's historical cost. In December 2012, there was a change in control of Landmark. Based on the level of ownership Landmark held in the Contributing Landmark Funds the purchase accounting associated with the change in control was not pushed down to the Contributing Landmark Funds. In connection with the formation transactions the purchase accounting associated with the December 2012 change in control of Landmark will be pushed down to us, which will result in a higher cost basis in the assets than is reflected in the historical financial statements of Contributing Landmark Funds.

       Upon completion of the formation transactions and this offering our operations will be managed by the board of directors and executive officers of Landmark Infrastructure Partners GP LLC, our general partner. Landmark and its affiliates will own (a) our general partner; (b) a 40% subordinated unit interest in us and; (c) all of the incentive distribution rights.

       There are no commitments or contingencies as of July 28, 2014.

       Statements of operations, equity and cash flows have not been presented as there has been no activity since the formation of the Partnership.

       2.    Subsequent Events

       Management has evaluated subsequent events through August 6, 2014, the date the balance sheet was available to be issued. There were no subsequent events that have occurred which would require disclosure in the financial statements.

APPENDIX A

FORM OF FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF LANDMARK INFRASTRUCTURE PARTNERS LP

[To be filed by amendment.]

A-1

APPENDIX B

GLOSSARY OF TERMS

4G LTE	An acronym for Long Term Evolution (or Fourth Generation). This standard for wireless communications provides for high-speed transfer of data and video for mobile devces, while providing enhanced voice quality. 4G LTE is designed to provide IP-based voice, data and multimedia at speeds of at least 100 Mbit per second at up to as fast as 1 gigabyte per second.
Adjusted EBITDA

EBITDA before impairments, acquisition-related costs, straight line rental adjustments, amortization of above and below market lease intangibles, unrealized gain or loss on derivative financial instruments and the capital contribution to fund our general and administrative expense reimbursement. Please read "Selected Historical and Pro Forma Combined Financial Data – Non-GAAP Financial Measures."

BTA

A geographic region designed by Rand McNally to reflect business centers. The BTA scheme was adopted by the U.S. Federal Communications Commission for the licensing of Personal Communications Services, as well as other wireless services. BTAs are composed of several neighboring counties. The United States is comprised of 493 BTAs. BTAs are ranked based on population with BTA 1 as the largest. Please read "Business and Properties – Our Initial Portfolio of Real Property Interests."

Contributing Landmark Funds	Fund A and Fund D, collectively.
CPI	The Consumer Price Index, a government-published measure of inflation based on a basket of consumer goods.
Easement

A real property interest that provides a possessory right of use and/or entry onto real property owned by another person for a specific purpose. An easement can run for a set period of time or into perpetuity.

EBITDA	Net income before interest, taxes, depreciation and amortization. Please read "Non-GAAP Financial Measures."
Exchange Act	The Securities Exchange Act of 1934, as amended, together with the regulations promulgated thereunder.
Fee Simple

An estate in land created where absolute and complete ownership of the land is conveyed for an unlimited duration. A fee simple interest represents the highest form of ownership that can be held in real property.

Fund A	Landmark Dividend Growth Fund-A LLC.
Fund D	Landmark Dividend Growth Fund-D LLC.
GAAP	Accounting principles generally accepted in the United States of America.
General Partner	Landmark Infrastructure Partners GP LLC, a Delaware limited liability company and wholly owned subsidiary of Landmark.
Infrastructure Location	A unique property address where one or more tenant sites are located.
IRS	The United States Internal Revenue Service.
JOBS Act	The Jumpstart our Business Startups Act of 2012.

Landmark

Landmark Dividend LLC, our sponsor and a leader in the real property interest acquisition industry. Please read "Prospectus Summary – Our Relationship with Landmark" and "Business and Properties – Our Relationship with Landmark."

Landmark Infrastructure Partners Predecessor	Our predecessor for accounting purposes.
Lease Assignment

An agreement that we have entered into with a property owner, assigning us the property owner's rights to receive rental payments under a tenant lease. Our lease assignments also typically give us the right to re-lease the same space leased in the tenant lease, within a specified period of time, if the lease is terminated or expires.

Predecessor	The Landmark Infrastructure Partners Predecessor.
Real Property Interest	An easement, lease assignment or fee simple property.
Remaining Landmark Funds

Landmark Dividend Growth Fund-C LLC, Landmark Dividend Growth Fund-E LLC, Landmark Dividend Growth Fund-F LLC, Landmark Dividend Growth Fund-G LLC, and Landmark Dividend Growth Fund-H LLC, collectively.

Rent Escalator

A contractual provision that raises the rent payable under a lease according to pre-agreed terms. Often the rent will increase by either (a) a certain percentage of base rent per year or lease term, (b) a fixed dollar amount per year or lease term or (c) an amount tied to the CPI, although other methods of setting the rent increase are possible.

SEC	The United States Securities and Exchange Commission.
Securities Act	The Securities Act of 1933, as amended, together with the regulations promulgated thereunder.
Sponsor	Landmark.
Tenant Lease

A ground lease between a property owner and a tenant, such as a wireless carrier or tower operator, leasing the space underlying infrastructure assets such as antennas or cellular towers. We have acquired the right to receive rental payments under tenant leases through our lease assignments.

Tenant Site	A specific location or space, which we have the right, pursuant to a real property interest, to lease to a tenant.
Tier 1 Tenant

Our tenants who are large, publicly traded companies (or affiliates thereof), with a national footprint. Our Tier 1 tenants are comprised of AT&T Mobility, Sprint, T-Mobile and Verizon in the wireless carrier industry, American Tower, Crown Castle and SBA Communications in the cellular tower industry and CBS Outdoor, Clear Channel Outdoor and Lamar Advertising in the outdoor advertising industry.

Total Market Capitalization	The total market value of our limited partner interests plus the principal amount of our outstanding debt.

Triple Net Lease

A lease under which the tenant is contractually responsible for property-level operating expenses, including maintenance capital expenditures, property taxes and insurance. An "effectively triple net lease arrangement" is a series of agreements, generally between a tenant, an underlying property owner and Landmark, including the lease between the tenant and the underlying property owner and the lease assignment to us or Landmark, pursuant to which we or Landmark are effectively in the same position as if we or Landmark had a triple net lease directly with the tenant.

Landmark Infrastructure Partners LP

              Common units

Representing limited partner interests

Prospectus

                 , 2014

Baird

Raymond James

RBC Capital Markets

       Through and including                 , 2014 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information Not Required in the Prospectus

Item 31.    Other expenses of issuance and distribution

       Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the                      filing fee, the amounts set forth below are estimates.

SEC registration fee	$
FINRA filing fee
listing fee
Printing and engraving expenses
Fees and expenses of legal counsel
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous

Total	$

Item 33.    Recent sales of unregistered securities

       On July 28, 2014, in connection with the formation of the partnership, Landmark Infrastructure Partners LP issued to (i) Landmark Infrastructure Partners GP LLC the non-economic general partner interest in the Partnership and (ii) to Landmark, all of the limited partner interest in the Partnership for $1,000 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 34.    Indemnification of directors and officers

       The section of the prospectus entitled "Our Partnership Agreement – Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section        of the Underwriting Agreement to be filed as an exhibit to this registration statement in which Landmark Infrastructure Partners LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 36.    Exhibits

       The following documents are filed as exhibits to this registration statement:

Exhibit number		Description
1.1	*	Form of Underwriting Agreement (including form of Lock-up Agreement)
3.1	*	Certificate of Limited Partnership of Landmark Infrastructure Partners LP
3.2	*	Form of First Amended and Restated Agreement of Limited Partnership of Landmark Infrastructure Partners LP (included as Appendix A to the Prospectus)

Exhibit number		Description
5.1		Opinion of Latham & Watkins LLP as to the legality of the securities being registered
8.1		Opinion of Latham & Watkins LLP relating to tax matters
10.1	*	Form of Revolving Credit Agreement.
10.2	*	Form of Contribution, Conveyance and Assumption Agreement
10.3	*	Form of Landmark Infrastructure Partners LP 2014 Long-Term Incentive Plan
10.4	*	Form of Omnibus Agreement
10.5	*	Form of Patent License Agreement
21.1	*	List of Subsidiaries of Landmark Infrastructure Partners LP
23.1	*	Consent of Ernst & Young LLP
23.2	*	Consent of SNL Kagan
23.3	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)
23.4	*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)
24.1	*	Powers of Attorney (contained on the signature page to this Registration Statement)

*
To be filed by amendment.

Item 37.    Undertakings

       The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that,

         (i)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (ii)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Landmark or its subsidiaries (including the registrant's general partner) and of fees, commissions, compensation and other benefits paid, or accrued to Landmark or its subsidiaries (including the registrant's general partner) for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

       The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the company.

Signatures

       Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California, on                , 2014.

Landmark Infrastructure Partners LP
By:	Landmark Infrastructure Partners GP LLC, its General Partner
By:
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

       Each person whose signature appears below appoints Arthur P. Brazy, Jr. and George P. Doyle, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on                      , 2014.

Signature	Title

Arthur P. Brazy, Jr.	Director and Chief Executive Officer (Principal Executive Officer)
George P. Doyle	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
Matthew P. Carbone	Chairman of the Board of Directors
James F. Brown	Director
Edmond G. Leung	Director

Exhibit Index

Exhibit number		Description
1.1	*	Form of Underwriting Agreement (including form of Lock-up Agreement)
3.1	*	Certificate of Limited Partnership of Landmark Infrastructure Partners LP
3.2	*	Form of First Amended and Restated Agreement of Limited Partnership of Landmark Infrastructure Partners LP (included as Appendix A to the Prospectus)
5.1		Opinion of Latham & Watkins LLP as to the legality of the securities being registered
8.1		Opinion of Latham & Watkins LLP relating to tax matters
10.1	*	Form of Revolving Credit Agreement.
10.2	*	Form of Contribution, Conveyance and Assumption Agreement
10.3	*	Form of Landmark Infrastructure Partners LP 2014 Long-Term Incentive Plan
10.4	*	Form of Omnibus Agreement
10.5	*	Form of Patent License Agreement
21.1	*	List of Subsidiaries of Landmark Infrastructure Partners LP
23.1	*	Consent of Ernst & Young LLP
23.2	*	Consent of SNL Kagan
23.3	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)
23.4	*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)
24.1	*	Powers of Attorney (contained on the signature page to this Registration Statement)

*
To be filed by amendment.